                                                      Registration No. 333-84306
                                                                        811-8859

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-6

              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

                          PRE-EFFECTIVE AMENDMENT NO. 1


                      ALLMERICA SELECT SEPARATE ACCOUNT III
            OF ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                           (Exact Name of Registrant)

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                               440 Lincoln Street
                               Worcester, MA 01653
                     (Address of Principal Executive Office)

                          Charles F. Cronin, Secretary
                               440 Lincoln Street
                               Worcester, MA 01653
               (Name and Address of Agent for Service of Process)

             It is proposed that this filing will become effective:

             ___  immediately upon filing pursuant to paragraph (b)
             ___  on May 1, 2001 pursuant to paragraph (b)
             ___  60 days after filing pursuant to paragraph (a) (1)
             ___  on (date) pursuant to paragraph (a) (1)
              ___ this post-effective amendment designates a new effective date for a previously filed post-effective amendment

                          SINGLE PREMIUM VARIABLE LIFE

Pursuant to Reg. Section 270.24f-2 of the Investment Company Act of 1940, Registrant hereby declares that an indefinite amount of its securities is being registered under the Securities Act of 1933 ("1933 Act"). The Rule 24f-2 Notice for the issuer's fiscal year ended December 31, 2001 was filed on or before February 15, 2002.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date or dates as the Commission, acting pursuant to said Section 8(a) may determine.

Registrant is making this filing in order to register a new flexible premium variable life policy, under the Securities Act of 1933.

                      RECONCILIATION AND TIE BETWEEN ITEMS
                        IN FORM N-8B-2 AND THE PROSPECTUS

ITEM NO. OF
FORM N-8B-2             CAPTION IN PROSPECTUS
-----------             ---------------------

1                        Cover Page
2                        Cover Page
3                        Not Applicable
4                        Distribution
5                        The Company, The Variable Account
6                        The Variable Account
7                        Not Applicable
8                        Not Applicable
9                        Legal Proceedings
10                       Summary; Description of the Company, Variable Account
                         and Underlying Funds; The Contract; Contract
                         Termination and Reinstatement; Other Contract
                         Provisions
11                       Summary; The Underlying Funds; Investment Objectives
                         and Policies
12                       Summary; The Underlying Funds
13                       Summary; The Underlying Funds; Charges and Deductions
14                       Summary; Applying for a Contract
15                       Summary; Applying for a Contract; Premium Payments;
                         Allocation of Net Premiums
16                       The Variable Account; The Underlying Funds; Allocation
                         of Net Premiums
17                       Summary; Surrender; Partial Withdrawal; Charges and
                         Deductions; Contract Termination and Reinstatement
18                       The Variable Account;
19                       Reports; Voting Rights
20                       Not Applicable
21                       Summary; Contract Loans; Other Contract Provisions
22                       Other Contract Provisions
23                       Not Required
24                       Other Contract Provisions
25                       Allmerica Financial
26                       Not Applicable
27                       The Company
28                       Directors and Principal Officers
29                       The Company
30                       Not Applicable
31                       Not Applicable
32                       Not Applicable
33                       Not Applicable
34                       Not Applicable
35                       Distribution
36                       Not Applicable
37                       Not Applicable
38                       Summary; Distribution
39                       Summary; Distribution
40                       Not Applicable
41                       The Company, Distribution
42                       Not Applicable
43                       Not Applicable

44                       Premium Payments; Contract Value and Cash Surrender
                         Value
45                       Not Applicable
46                       Contract Value and Cash Surrender Value;  Federal Tax
                         Considerations
47                       The Company
48                       Not Applicable
49                       Not Applicable
50                       The Variable Account
51                       Cover Page; Summary; Charges and Deductions; The
                         Contract; Contract Termination and Reinstatement;
                         Other Contract Provisions
52                       Addition, Deletion or Substitution of Investments
53                       Federal Tax Considerations
54                       Not Applicable
55                       Not Applicable
56                       Not Applicable
57                       Not Applicable
58                       Not Applicable
59                       Not Applicable

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                            WORCESTER, MASSACHUSETTS

This Prospectus provides important information about Allmerica SPL II, a modified single payment variable life insurance contract issued by Allmerica Financial Life Insurance and Annuity Company. The Contracts are funded through the Allmerica Select Separate Account III, a separate investment account of the Company that is referred to as the Variable Account. The Contracts are designed for a large single payment and limit the ability to make additional payments. PLEASE READ THIS PROSPECTUS CAREFULLY BEFORE INVESTING AND KEEP IT FOR FUTURE REFERENCE.

THE CONTRACTS ARE NOT SUITABLE FOR SHORT-TERM INVESTMENT. VARIABLE LIFE CONTRACTS INVOLVE RISKS INCLUDING POSSIBLE LOSS OF PRINCIPAL. IT MAY NOT BE ADVANTAGEOUS TO REPLACE EXISTING INSURANCE WITH THE CONTRACT. THIS LIFE CONTRACT IS NOT: A BANK DEPOSIT OR OBLIGATION; OR FEDERALLY INSURED; OR ENDORSED BY ANY BANK OR GOVERNMENTAL AGENCY.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED THAT THE INFORMATION IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Prospectus can also be obtained from the Securities and Exchange Commission's website (http://www.sec.gov).

The Variable Account is subdivided into Sub-Accounts. Each Sub-Account invests exclusively in shares of one of the following Underlying Funds:

ALLMERICA INVESTMENT TRUST                     FIDELITY VARIABLE INSURANCE PRODUCTS FUND II
(SERVICE SHARES)                               (SERVICE CLASS 2)
AIT Core Equity Fund                           Fidelity VIP II Contrafund-Registered
AIT Equity Index Fund                          Trademark- Portfolio
AIT Government Bond Fund                       FIDELITY VARIABLE INSURANCE PRODUCTS FUND III
AIT Money Market Fund                          (SERVICE CLASS 2)
AIT Select Aggressive Growth Fund              Fidelity VIP III Mid Cap Portfolio
AIT Select Capital Appreciation Fund           Fidelity VIP III Value Strategies Portfolio
AIT Select Emerging Markets Fund               FRANKLIN TEMPLETON VARIABLE INSURANCE
AIT Select Growth and Income Fund              PRODUCTS TRUST (CLASS 2)
AIT Select Growth Fund                         FT VIP Franklin Large Cap Growth Securities
AIT Select International Equity Fund           Fund
AIT Select Investment Grade Income Fund        FT VIP Franklin Small Cap Fund
AIT Select Strategic Growth Fund               FT VIP Franklin Small Cap Value Securities
AIT Select Strategic Income Fund               Fund
AIT Select Value Opportunity Fund              FT VIP Mutual Shares Securities Fund
AIM VARIABLE INSURANCE FUNDS                   FT VIP Templeton Foreign Securities Fund
(SERIES II SHARES)                             MFS VARIABLE INSURANCE TRUST-SM-
AIM V.I. Aggressive Growth Fund                (SERVICE CLASS)
AIM V.I. Basic Value Fund                      MFS-Registered Trademark- Mid Cap Growth
AIM V.I. Blue Chip Fund                        Series
AIM V.I. Capital Development Fund              MFS-Registered Trademark- New Discovery
AIM V.I. Premier Equity Fund                   Series
ALLIANCE VARIABLE PRODUCTS                     MFS-Registered Trademark- Total Return Series
SERIES FUND, INC.                              MFS-Registered Trademark- Utilities Series
(CLASS B)                                      OPPENHEIMER VARIABLE ACCOUNT FUNDS
AllianceBernstein Small Cap Value Portfolio    (SERVICE SHARES)
AllianceBernstein Value Portfolio              Oppenheimer Capital Appreciation Fund/VA
Alliance Growth and Income Portfolio           Oppenheimer Global Securities Fund/VA
Alliance Premier Growth Portfolio              Oppenheimer High Income Fund/VA
Alliance Technology Portfolio                  Oppenheimer Main Street Growth & Income
FIDELITY VARIABLE INSURANCE PRODUCTS FUND      Fund/VA
(SERVICE CLASS 2)                              Oppenheimer Multiple Strategies Fund/VA
Fidelity VIP Equity-Income Portfolio
Fidelity VIP Growth Portfolio

                                                   (CONTINUING TO THE NEXT PAGE)

                              DATED JUNE 26, 2002

(CONTINUED)

Contract values may also be allocated to the Fixed Account, which is part of the Company's General Account.

The Contract provides for life insurance coverage and for the accumulation of a Contract Value, which will accumulate on a variable basis. The Contract requires the Contract Owner to make an initial payment of at least $10,000. Each Contract is a "modified endowment contract" for federal income tax purposes, except in certain circumstances described in FEDERAL TAX CONSIDERATIONS. A loan, distribution or other amounts received from a modified endowment contract during the life of the Insured will be taxed to the extent of accumulated income in the Contract. Death Benefits under a modified endowment contract, however, are generally not subject to federal income tax. See FEDERAL TAX CONSIDERATIONS.

We offer a variety of variable life policies. They may offer features, including investment options, fees and/or charges that are different from those in the policies offered by this Prospectus. The policies may be offered through different distributors. Upon request, your financial representative can show you information regarding other life policies offered by the Company. You can also contact us directly to find out more about these life policies.

Correspondence may be mailed to: Allmerica Variable Life Service Center, 440 Lincoln Street, P.O. Box 8179, Worcester, MA 01653-8179.

                               TABLE OF CONTENTS

SPECIAL TERMS...............................................      4
SUMMARY OF FEES AND CHARGES.................................      7
SUMMARY OF FEATURES.........................................     11
DESCRIPTION OF THE COMPANY, THE VARIABLE ACCOUNT, AND THE
  UNDERLYING FUNDS..........................................     16
INVESTMENT OBJECTIVES AND POLICIES..........................     18
THE CONTRACT................................................     22
  Market Timers.............................................     22
  Applying for a Contract...................................     22
  Free Look Period..........................................     23
  Conversion Privilege......................................     23
  Payments..................................................     23
  Allocation of Payments....................................     24
  Transfer Privilege........................................     24
  Death Benefit (Without Guaranteed Death Benefit)..........     26
  Guaranteed Death Benefit..................................     26
  Contract Value............................................     28
  Payment Options...........................................     29
  Optional Insurance Benefits...............................     29
  Surrender.................................................     29
  Partial Withdrawal........................................     30
CHARGES AND DEDUCTIONS......................................     31
  Monthly Deductions........................................     31
  Daily Deductions..........................................     32
  Surrender Charge..........................................     32
  Transfer Charges..........................................     34
CONTRACT LOANS..............................................     34
CONTRACT TERMINATION AND REINSTATEMENT......................     35
OTHER CONTRACT PROVISIONS...................................     36
FEDERAL TAX CONSIDERATIONS..................................     38
  The Company and The Variable Account......................     38
  Taxation of the Contracts.................................     38
  Modified Endowment Contracts..............................     38
  Contract Loans............................................     39
  Diversification...........................................     39
VOTING RIGHTS...............................................     39
DIRECTORS AND PRINCIPAL OFFICERS OF THE COMPANY.............     40
DISTRIBUTION................................................     41
REPORTS.....................................................     41
LEGAL PROCEEDINGS...........................................     42
ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS...........     42
FURTHER INFORMATION.........................................     43
MORE INFORMATION ABOUT THE FIXED ACCOUNT....................     43
INDEPENDENT ACCOUNTANTS.....................................     44
FINANCIAL STATEMENTS........................................     44
APPENDIX A -- GUIDELINE MINIMUM SUM INSURED TABLE...........    A-1
APPENDIX B -- OPTIONAL INSURANCE BENEFITS...................    B-1
APPENDIX C -- PAYMENT OPTIONS...............................    C-1
APPENDIX D -- ILLUSTRATIONS.................................    D-1
APPENDIX E -- PERFORMANCE INFORMATION.......................    E-1
FINANCIAL STATEMENTS........................................  FIN-1

                                 SPECIAL TERMS

AGE: how old the Insured is on his/her last birthday measured on the Date of Issue and each Contract anniversary.

ALLMERICA FINANCIAL: Allmerica Financial Life Insurance and Annuity Company. "We," "our," "us," and "the Company" refer to Allmerica Financial Life Insurance and Annuity Company in this Prospectus.

BENEFICIARY: the person or persons you name to receive the Net Death Benefit when the Insured dies.

CONTRACT OWNER: the person who may exercise all rights under the Contract, with the consent of any irrevocable Beneficiary. "You" and "your" refer to the Contract Owner in this Prospectus.

CONTRACT VALUE: the total value of your Contract. It is the SUM of the:

    - Value of the units of the Sub-Accounts credited to your Contract, PLUS

    - Accumulation in the Fixed Account credited to the Contract.

DATE OF ISSUE: the date the Contract was issued, used to measure the Monthly Processing Date, Contract months, Contract years and Contract anniversaries.

DEATH BENEFIT: the Face Amount (the amount of insurance determined by your payment) or the Guideline Minimum Sum Insured, whichever is greater. After the Final Payment Date, if the Guaranteed Death Benefit is in effect, the Death Benefit will be the greater of (a) the Face Amount as of the Final Payment Date or (b) the Contract Value as of the date due proof of death is received by the Company.

EVIDENCE OF INSURABILITY: information, including medical information, used to decide the Insured's Underwriting Class.

FACE AMOUNT: the amount of insurance coverage. The Face Amount is shown in your Contract.

FINAL PAYMENT DATE: the Contract anniversary before the Insured's 100th birthday. After this date, no payments may be made and the Net Death Benefit is the Contract Value less any Outstanding Loan. The Net Death Benefit may be different before and after the Final Payment Date. See NET DEATH BENEFIT.

FIRST ALLMERICA: First Allmerica Financial Life Insurance Company. "We," "our," "us," and "the Company" refer to First Allmerica Financial Life Insurance Company in this Prospectus.

FIXED ACCOUNT: the part of the Company's General Account that guarantees principal and a fixed interest rate.

GENERAL ACCOUNT: all our assets other than those held in separate investment accounts.

GUIDELINE MINIMUM SUM INSURED: the minimum death benefit required to qualify the Contract as "life insurance" under federal tax laws. The guideline minimum sum insured is the PRODUCT of

    - The Contract Value TIMES

    - A percentage based on the Insured's age

The percentage factor is a percentage that, when multiplied by the Contract Value, determines the minimum death benefit required under federal tax laws. The percentage factor is based on the Insured's attained age, as set forth in APPENDIX A -- GUIDELINE MINIMUM SUM INSURED TABLE.

GUIDELINE SINGLE PREMIUM: used to determine the Face Amount under the Contract.

INSURED: the person or persons covered under the Contract. If more than one person is named, all provisions of the Contract that are based on the death of the Insured will be based on the date of death of the last surviving Insured.

LOAN VALUE: the maximum amount you may borrow under the Contract.

MONTHLY DEDUCTIONS: the amount of money that we deduct from the Contract Value each month to pay for the Monthly Maintenance Fee, Administration Charge, Monthly Insurance Protection Charge, Distribution Charge and the Federal and State Payment Tax Charge.

MONTHLY INSURANCE PROTECTION CHARGE: the amount of money that we deduct from the Contract Value each month to pay for the insurance.

MONTHLY PROCESSING DATE: the date, shown in your Contract, when Monthly Deductions are deducted.

NET DEATH BENEFIT: The Death Benefit varies based on when the Insured dies. Before the Final Payment Date, the Net Death Benefit is:

    - The Death Benefit, MINUS

    - Any Outstanding Loan on the Insured's death, optional benefit charges and Monthly Deductions due and unpaid through the Contract month in which the Insured dies, as well as any partial withdrawal costs and surrender charges.

After the Final Payment Date, if the Guaranteed Death Benefit is NOT in effect, the Net Death Benefit is:

    - The Contract Value, MINUS

    - Any Outstanding Loan on the Insured's death.

If the Guaranteed Death Benefit is in effect after the Final Payment Date, a guaranteed Net Death Benefit will be provided thereafter unless the Guaranteed Death Benefit is terminated. The guaranteed Net Death Benefit will be:

    - The greater of (a) the Face Amount as of the Final Payment Date or
      (b) the Contract Value as of the date due proof of death is received by the Company, MINUS

    - Any Outstanding Loan, through the Contract month in which the Insured dies.

OUTSTANDING LOAN: all unpaid Contract loans plus loan interest due or accrued.

PRINCIPAL OFFICE: our office at 440 Lincoln Street, Worcester, Massachusetts 01653.

PRO-RATA ALLOCATION: an allocation among the Fixed Account and the Sub-Accounts of the Variable Account in the same proportion that, on the date of allocation, the Contract Value in the Fixed Account (other than value subject to Outstanding
Loan) and the Contract Value in each Sub-Account bear to the total Contract
Value.

SECOND-TO-DIE: the Contract may be issued as a joint survivorship
("Second-to-Die") Contract. Life insurance coverage is provided for two Insureds, with death benefits payable at the death of the last surviving Insured.

SUB-ACCOUNT: a subdivision of the Variable Account investing exclusively in the shares of a Fund.

SURRENDER VALUE: the amount payable on a full surrender. It is the Contract Value less any Outstanding Loan and surrender charges.

UNDERLYING FUNDS (FUNDS): the investment portfolios of Allmerica Investment Trust ("AIT"), AIM Variable Insurance Funds ("AIM"), Alliance Variable Products Series Fund, Inc. ("Alliance"), Fidelity Variable Insurance Products Fund, Fidelity Variable Insurance Products Fund II, and Fidelity Variable Insurance Products Fund III (collectively, "Fidelity VIP"), Franklin Templeton Variable Insurance Products Trust ("FT VIP"), MFS-Registered Trademark- Variable Insurance Trust-SM- ("MFS VIT"), Oppenheimer Variable Account Funds ("Oppenheimer"), which are available under the Contract.

UNDERWRITING CLASS: the insurance risk classification that we assign the Insured based on the information in the application and other Evidence of Insurability we consider. The Insured's underwriting class will affect the Monthly Insurance Protection Charge.

UNIT: a measure of your interest in a Sub-Account.

VALUATION DATE: any day on which the net asset value of the shares of any Funds and Unit values of any Sub-Accounts are computed. Valuation dates currently occur on:

    - Each day the New York Stock Exchange is open for trading; and

    - Other days (other than a day during which no payment, partial withdrawal or surrender of a Contract was received) when there is a sufficient degree of trading in a Fund's portfolio securities so that the current net asset value of the Sub-Accounts may be materially affected.

VALUATION PERIOD: the interval between two consecutive Valuation Dates.

VARIABLE ACCOUNT: Allmerica Select Separate Account III, one of the Company's separate investment accounts.

WRITTEN REQUEST: your request in writing, satisfactory to us, received at our Principal Office.

                          SUMMARY OF FEES AND CHARGES

WHAT CHARGES WILL I INCUR UNDER MY CONTRACT?

The following charges will apply to your Contract under the circumstances described. Some of these charges apply throughout the Contract's duration.

We deduct the following monthly charges from the Contract Value:

    - A $5.00 Maintenance Fee from Contracts with a Contract Value of $25,000 or less (See "Maintenance Fee");

    - 0.25% on an annual basis for the administrative expenses (See "Administration Charge");

    - A deduction for the cost of insurance, which varies depending on the type of Contract and Underwriting Class (See "Monthly Insurance Protection Charge");

    - For the first ten Contract years only, 1.15% on an annual basis for distribution expenses (See "Distribution Fee"); and

    - For the first Contract year only, 1.75% on an annual basis for federal, state and local taxes (See "Federal and State Payment Tax Charge").

The following daily charge is deducted from the Variable Account:

    - 0.90% on an annual basis for the mortality and expense risks (See "Mortality and Expense Risk Charge.").

Currently, the first 12 transfers in a Contract year are free. After that, we may deduct a transfer charge not to exceed $25 from amounts transferred in that Contract year.

Other optional insurance benefits are available under the Contract, in some cases for an additional charge. See APPENDIX B -- OPTIONAL INSURANCE BENEFITS for more information.

There are deductions from and expenses paid out of the assets of the Funds that are described in their prospectuses.

WHAT CHARGES DO I INCUR IF I SURRENDER MY CONTRACT OR MAKE A PARTIAL WITHDRAWAL?

The charges below apply only if you surrender your Contract or make partial withdrawals:

    - SURRENDER CHARGE -- A surrender charge on a withdrawal exceeding the "Free 10% Withdrawal," described below. This Charge applies on surrenders or partial withdrawals within ten Contract years from Date of Issue. The surrender charge begins at 10.00% of the amount that exceeds the Free 10% Withdrawal amount and decreases to 0% by the tenth Contract year.

    - PARTIAL WITHDRAWAL TRANSACTION FEE -- A transaction fee of 2.0% of the amount withdrawn, not to exceed $25, for each partial withdrawal for processing costs. The transaction fee applies to all partial withdrawals, including a Withdrawal without a surrender charge.

WHAT ARE THE EXPENSES AND FEES OF THE FUNDS?

In addition to the charges described above, certain fees and expenses are deducted from the assets of the Underlying Funds. The levels of fees and expenses vary among the Underlying Funds. The following table shows the expenses of the Underlying Funds for 2001. THE UNDERLYING FUND INFORMATION BELOW WAS PROVIDED BY THE UNDERLYING FUNDS AND WAS NOT INDEPENDENTLY VERIFIED BY THE COMPANY.

                                          MANAGEMENT FEE                       OTHER EXPENSES        TOTAL FUND EXPENSES
                                            (AFTER ANY       FEES UNDER     (AFTER ANY APPLICABLE    (AFTER ANY WAIVERS/
UNDERLYING FUND                         VOLUNTARY WAIVERS)   12B-1 PLAN*   WAIVERS/REIMBURSEMENTS)     REIMBURSEMENTS)
---------------                         ------------------   -----------   -----------------------   -------------------
AIT Core Equity Fund
 (Service Shares).....................        0.55%             0.15%               0.06%             0.76%(1)(2)
AIT Equity Index Fund
 (Service Shares).....................        0.28%             0.15%               0.06%             0.49%(1)(2)
AIT Government Bond Fund
 (Service Shares).....................        0.50%             0.15%               0.08%             0.73%(1)
AIT Money Market Fund
 (Service Shares).....................        0.31%             0.15%               0.05%             0.51%(1)
AIT Select Aggressive Growth Fund
 (Service Shares).....................        0.83%             0.15%               0.07%             1.05%(1)(2)
AIT Select Capital Appreciation Fund
 (Service Shares).....................        0.88%             0.15%               0.06%             1.09%(1)(2)
AIT Select Emerging Markets Fund
 (Service Shares).....................        1.35%             0.15%               0.34%             1.84%(1)(2)
AIT Select Growth and Income Fund
 (Service Shares).....................        0.68%             0.15%               0.05%             0.88%(1)(2)
AIT Select Growth Fund
 (Service Shares).....................        0.79%             0.15%               0.06%             1.00%(1)(2)
AIT Select International Equity Fund
 (Service Shares).....................        0.89%             0.15%               0.12%             1.16%(1)(2)
AIT Select Investment Grade Income
 Fund (Service Shares)................        0.41%             0.15%               0.06%             0.62%(1)
AIT Select Strategic Growth Fund
 (Service Shares).....................        0.76%             0.15%               0.29%             1.20%(1)
AIT Select Strategic Income Fund
 (Service Shares).....................        0.46%             0.15%               0.39%             1.00%(1)
AIT Select Value Opportunity Fund
 (Service Shares).....................        0.87%             0.15%               0.05%             1.07%(1)(2)
AIM V.I. Aggressive Growth Fund
 (Series II Shares)...................        0.80%             0.24%               0.41%             1.45%(3)(4)
AIM V.I. Basic Value Funds
 (Series II Shares)...................        0.73%             0.15%               0.57%             1.45%(3)(4)
AIM V.I. Blue Chip Fund
 (Series II Shares)...................        0.75%             0.19%               0.51%             1.45%(3)(4)
AIM V.I. Capital Development Fund
 (Series II Shares)...................        0.75%             0.25%               0.41%             1.41%(3)
AIM V.I. Premier Equity Fund
 (Series II Shares)...................        0.60%             0.25%               0.25%             1.10%(3)
AllianceBernstein Small Cap Value
 Portfolio (Class B)..................        0.25%             0.25%               0.95%             1.45%(5)
AllianceBernstein Value Portfolio
 (Class B)............................        0.25%             0.25%               0.95%             1.45%(5)
Alliance Growth and Income Portfolio
 (Class B)............................        0.63%             0.25%               0.04%             0.92%
Alliance Premier Growth Portfolio
 (Class B)............................        1.00%             0.25%               0.04%             1.29%
Alliance Technology Portfolio
 (Class B)............................        1.00%             0.25%               0.08%             1.33%
Fidelity VIP Equity-Income Portfolio
 (Service Class 2)....................        0.48%             0.25%               0.11%             0.84%(6)
Fidelity VIP Growth Portfolio
 (Service Class 2)....................        0.58%             0.25%               0.10%             0.93%(6)
Fidelity VIP II Contrafund-Registered
 Trademark- Portfolio
 (Service Class 2)....................        0.53%             0.25%               0.12%             0.90%(6)
Fidelity VIP III Mid Cap Portfolio
 (Service Class 2)....................        0.58%             0.25%               0.12%             0.95%(6)
Fidelity VIP III Value Strategies
 Portfolio (Service Class 2)..........        0.58%             0.25%               0.11%             0.94%(7)
FT VIP Franklin Large Cap Growth
 Securities Fund (Class 2)............        0.75%             0.25%               0.03%             1.03%(8)(9)

                                          MANAGEMENT FEE                       OTHER EXPENSES        TOTAL FUND EXPENSES
                                            (AFTER ANY       FEES UNDER     (AFTER ANY APPLICABLE    (AFTER ANY WAIVERS/
UNDERLYING FUND                         VOLUNTARY WAIVERS)   12B-1 PLAN*   WAIVERS/REIMBURSEMENTS)     REIMBURSEMENTS)
---------------                         ------------------   -----------   -----------------------   -------------------
FT VIP Franklin Small Cap Fund
 (Class 2)............................        0.53%             0.25%               0.31%             1.09%(8)(10)
FT VIP Franklin Small Cap Value
 Securities Fund (Class 2)............        0.60%             0.25%               0.20%             1.05%(8)(10)
FT VIP Mutual Shares Securities Fund
 (Class 2)............................        0.60%             0.25%               0.19%             1.04%(8)
FT VIP Templeton Foreign Securities
 Fund (Class 2).......................        0.69%             0.25%               0.22%             1.16%(8)(10)
MFS-Registered Trademark- Mid Cap
 Growth Series (Service Class)........        0.75%             0.25%               0.15%             1.15%(11)(12)
MFS-Registered Trademark- New
 Discovery Series (Service Class).....        0.90%             0.25%               0.16%             1.31%(11)(12)
MFS-Registered Trademark- Total Return
 Series (Service Class)...............        0.75%             0.25%               0.14%             1.14%(11)
MFS-Registered Trademark- Utilities
 Series (Service Class)...............        0.75%             0.25%               0.18%             1.18%(11)
Oppenheimer Capital Appreciation
 Fund/VA (Service Shares).............        0.64%             0.25%               0.02%             0.91%(13)
Oppenheimer Global Securities Fund/VA
 (Service Shares).....................        0.64%             0.25%               0.06%             0.95%(13)
Oppenheimer High Income Fund/VA
 (Service Shares).....................        0.74%             0.25%               0.07%             1.06%(13)
Oppenheimer Main Street Growth &
 Income Fund/VA (Service Shares)......        0.68%             0.25%               0.05%             0.98%(13)
Oppenheimer Multiple Strategies
 Fund/VA (Service Shares).............        0.72%             0.25%               0.04%             1.01%(13)(14)

* These expenses are fees paid by the Underlying Funds under 12b-1 plans. In addition to receiving all or part of the fees listed in the table, the Company may also receive Service Fees from the investment advisers or other service providers of certain Underlying Funds for providing various services to Contract Owners. Currently the Company receives Services Fees ranging from 0.10% to 0.25% of the aggregate net asset value of assets held in the Separate Account with respect to such Underlying Funds.

(1) Each Fund has adopted a Plan of Distribution and Service under Rule 12b-1 of the 1940 Act ("12b-1 Plan") that permits the Funds to pay marketing and other fees to support the sale and distribution of the Fund's shares and certain services to investment accounts. The 12b-1 Plan authorizes payment of a distribution and service fee at an annual rate of up to 0.25% of a Fund's average daily net assets. The 12b-1 Plan has been implemented at an initial rate of 0.15 percent of average daily net assets.

   Through December 31, 2002, Allmerica Financial Investment Management
    Services, Inc. ("AFIMS") has declared a voluntary expense limitation of 1.50% of average net assets for AIT Select International Equity Fund, 1.35% for AIT Select Aggressive Growth Fund and AIT Select Capital Appreciation Fund, 1.25% for AIT Select Value Opportunity Fund, 1.20% for AIT Select Growth Fund, AIT Select Strategic Growth Fund, and AIT Core Equity Fund, 1.10% for AIT Select Growth and Income Fund, 1.00% for AIT Select Strategic Income Fund, AIT Select Investment Grade Income Fund, and AIT Government Bond Fund, and 0.60% for AIT Equity Index Fund and AIT Money Market Fund. The total operating expenses of the funds were less than their respective expense limitations throughout 2001.

   In addition, through December 31, 2002, AFIMS has agreed to voluntarily waive its management fee to the extent that expenses of the AIT Select Emerging Markets Fund exceed 2.00% of the Fund's average daily net assets, except that such waiver shall not exceed the net amount of management fees earned by AFIMS from the Fund after subtracting fees paid by AFIMS to a sub-advisor.

   Through December 31, 2002, the AIT Select Value Opportunity Fund's management fee rate has been voluntarily limited to an annual rate of 0.90% of average daily net assets, and total expenses are limited to 1.25% of average daily net assets.

   The declaration of a voluntary management fee or expense limitation in any year does not bind AFIMS to declare future expense limitations with respect to these Funds. The limitations may be terminated at any time.

(2) These Funds have entered into agreements with brokers whereby brokers rebate a portion of commissions. These amounts have not been treated as reductions of expenses. Including these reductions, total annual fund operating expenses were 0.73% for AIT Core Equity Fund, 0.47% for AIT Equity Index Fund, 1.02% for AIT Select Aggressive Growth Fund, 1.08% for AIT Select Capital Appreciation Fund, 1.74% for AIT Select Emerging Markets Fund, 0.93% for AIT Select Growth Fund, 0.87% for AIT Select Growth and Income Fund, 1.14% for AIT Select International Equity Fund, and 1.02% for AIT Select Value Opportunity Fund.

(3) Except as otherwise noted, figures shown in the table are for the year ended December 31, 2001 and are expressed as a percentage of Fund average daily net assets. There is no guarantee that actual expenses will be the same as those shown in the table.

(4) The Fund's advisor has contractually agreed to waive advisory fees or reimburse expenses of Series I and Series II shares to the extent necessary to limit Total Annual Fund Operating Expenses (excluding Rule 12b-1 Plan fees, if any, interest, taxes, dividend expense on short sales, extraordinary items and increases in expenses due to expense offset arrangements, if any) to 1.30%. Further, the Fund's distributor has agreed to reimburse Rule 12b-1 Distribution Plan fees to the extent necessary to limit Series II Total Annual Fund Operating Expenses to 1.45%.

(5) As of May 1, 2002, the investment Advisor of AllianceBernstein Small Cap Value Portfolio and AllianceBernstein Value Portfolio agreed to waive its fee and to reimburse the additional operating expenses to the extent necessary to limit Total Operating Expenses on an annual basis to 1.45% of the average daily net assets. Absent any waiver or reimbursement, the Total Operating Expenses would have been 3.17% for AllianceBernstein Small Cap Value Portfolio and 2.47% for AllianceBernstein Value Portfolio.

(6) Actual annual service class 2 operating expenses were lower because a portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce a portion of the fund's custodian expenses. These offsets may be discontinued at any time. As a result of these expense reductions Total Operating Expenses were: 0.83% for Fidelity VIP Equity-Income Portfolio, 0.90% for Fidelity VIP Growth Portfolio, 0.90% for Fidelity VIP
    II Contrafund-Registered Trademark- Portfolio and 0.88% for Fidelity VIP
    III Mid Cap Portfolio.

(7) The portfolio commenced operations on February 20, 2002. Management Fee and Other Expenses are estimated.

   Effective February 20, 2002, Fidelity Management & Research Company ("FMR") has voluntarily agreed to reimburse the Service Class 2 to the extent that Total Operating Expenses (excluding interest, taxes, certain securities lending costs, brokerage commissions, and extraordinary expenses), as a percentage of its average net assets, exceed 1.25%. This arrangement may be discontinued by FMR at any time.

(8) The Fund's Class 2 distribution plan or "rule 12b-1 plan" is described in the Fund's prospectus.

(9) The Fund administration fee is paid indirectly through the management fee.

(10) For the FT VIP Franklin Small Cap Fund, FT VIP Franklin Small Cap Value Securities Fund and FT VIP Templeton Foreign Securities Fund, the managers have agreed in advance to make estimated reductions of 0.08%, 0.03% and 0.01%, respectively, of their fees to reflect reduced services resulting from the Funds' investments in a Franklin Templeton money fund. These reductions are required by the Funds' Board of Trustees and an order by the Securities and Exchange Commission. Including these reductions, the total annual fund operating expenses are estimated to be 1.01%, 1.02% and 1.15%, respectively.

(11) Each series has adopted a distribution plan under Rule 12b-1 that permits it to pay marketing and other fees to support the sale and distribution of service class shares. (These fees are referred to as distribution fees.)

   MFS-Registered Trademark- Mid Cap Growth Series, MFS-Registered Trademark-
    New Discovery Series, MFS-Registered Trademark- Total Return Series and MFS-Registered Trademark- Utilities Series have an expense offset arrangement which reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent. Each series may enter into other such arrangements and directed brokerage arrangements, which would also have the effect of reducing the series' expenses. Other Expenses do not take into account these expense reductions, and are therefore higher than the actual expense of the series. Had these fee reductions been taken into account, Total Expenses would be lower for these series and would equal: 1.15% for MFS-Registered Trademark-Mid Cap Growth Series, 1.30% for MFS-Registered Trademark- New Discovery Series, 1.13% for MFS-Registered Trademark- Total Return Series and 1.17% for MFS-Registered Trademark- Utilities Series.

(12) MFS has contractually agreed, subject to reimbursement, to bear the MFS-Registered Trademark- Mid Cap Growth Series and MFS-Registered Trademark- New Discovery Series expenses such that Other Expenses (after taking into account the expense offset arrangement described above) do not exceed 0.15% annually. These contractual fee arrangements will continue until at least May 1, 2003, unless changed with the consent of the board of trustees which oversees the series. Absent this reimbursement Total Expenses would have been higher and would equal: 1.34% for MFS-Registered Trademark-New Discovery Series and 1.20% for MFS-Registered Trademark- Mid Cap Growth Series.

(13) Effective May 1, 2002, 12b-1 fees are 0.25%.

(14) The Fund is expected to launch on or about May 1, 2002. Expenses are estimated.

                          SUMMARY OF CONTRACT FEATURES

This Summary is intended to provide only a very brief overview of the more significant aspects of the Contract. If you are considering the purchase of this product, you should read the remainder of this Prospectus carefully before making a decision. It offers a more complete presentation of the topics presented here, and will help you better understand the product. However, the Contract, together with its attached application, constitutes the entire agreement between you and the Company.

There is no guaranteed minimum Contract Value. The value of a Contract will vary up or down to reflect the investment experience of allocations to the Sub-Accounts and the fixed rates of interest earned by allocations to the General Account. The Contract Value will also be adjusted for other factors, including the amount of charges imposed. The Contract Value may decrease to the point where the Contract will lapse and provide no further death benefit without additional premium payments, unless the optional Guaranteed Death Benefit is in effect. The Guaranteed Death Benefit may not be available in all states.

WHAT IS THE CONTRACT'S OBJECTIVE?

The objective of the Contract is to give permanent life insurance protection and to help you build assets tax-deferred. Benefits available through the Contract include:

    - A life insurance benefit that can protect your family;

    - Payment options that can guarantee an income for life, if you want to use your Contract for retirement income;

    - A personalized investment portfolio you may tailor to meet your needs, time frame and risk tolerance level;

    - Experienced professional investment advisers; and

    - Tax deferral on earnings while your money is accumulating.

The Contract combines features and benefits of traditional life insurance with the advantages of professional money management. However, unlike the fixed benefits of ordinary life insurance, the Contract Value will increase or decrease depending on investment results. Unlike traditional insurance policies, the Contract has no fixed schedule for payments.

WHO ARE THE KEY PERSONS UNDER THE CONTRACT?

The Contract is a contract between you and us. Each Contract has a Contract Owner ("you"), the Insured and a Beneficiary. As Contract Owner, you make the payment, choose investment allocations and select the Insured and Beneficiary. The Insured is the person covered under the Contract. The Beneficiary is the person who receives the Net Death Benefit when the Insured dies.

WHAT HAPPENS WHEN THE INSURED DIES?

We will pay the Net Death Benefit to the Beneficiary when the Insured dies while the Contract is in effect. If the Contract was issued as a Second-to-Die Contract, the Net Death Benefit will be paid on the death of the last surviving Insured.

Before the Final Payment Date, the Death Benefit is either the Face Amount (the amount of insurance determined by your payment) or the minimum death benefit provided by the Guideline Minimum Sum

Insured, whichever is greater. The Net Death Benefit is the Death Benefit less any Outstanding Loan, optional benefit charges and Monthly Deductions due and unpaid through the Contract month in which the Insured dies, as well as any partial withdrawals and surrender charges.

After the Final Payment Date, if the Guaranteed Death Benefit is NOT in effect, the Net Death Benefit is the Contract Value less any Outstanding Loan. If the Guaranteed Death Benefit is in effect on the Final Payment date, a Guaranteed Death Benefit will be provided unless the Guaranteed Death Benefit is subsequently terminated. The Guaranteed Death Benefit will be either the Face Amount as of the Final Payment Date or the Contract Value as of the date due proof of death is received by the Company, whichever is greater, reduced by any Outstanding Loan through the Contract month in which the insured dies. For more information, see "Guaranteed Death Benefit."

The Beneficiary may receive the Net Death Benefit in a lump sum or under one of the Company's payment options.

CAN I EXAMINE THE CONTRACT?

Yes. You have the right to examine and cancel your Contract by returning it to us or to one of our representatives within 10 days (or such later date as required in your state) after you receive the Contract. If you exercise your right to cancel, the Company will mail a refund to you within seven days. We may delay a refund of any payment made by check until the check has cleared your bank.

Where required by state law, your refund will be your entire payment. In other states, the refund will equal the SUM of:

    - Amounts allocated to the Fixed Account, PLUS

    - The value of the Units in the Variable Account, PLUS

    - All fees, charges and taxes which have been imposed.

Your refund will be determined as of the Valuation Date that the Contract is received at our Principal Office.

WHAT ARE MY INVESTMENT CHOICES?

The Contract allows you to allocate payments in up to 20 Sub-Accounts of the Variable Account at a time. Each Sub-Account invests its assets in a corresponding Underlying Fund. In some states, insurance regulations may restrict the availability of particular Underlying Funds.

The Contract also offers a Fixed Account that is part of the General Account of the Company. The Fixed Account is a guaranteed account offering a minimum interest rate. This range of investment choices allows you to allocate your money among the Sub-Accounts and the Fixed Account to meet your investment needs.

If your Contract provides for a full refund under its "Right to Cancel" provision as required in your state, we will allocate all sub-account investments to the AIT Money Market Fund until the fourth day after the expiration of the "Right to Cancel" provision of your Contract. After this, we will allocate all amounts as you have chosen.

The Underlying Funds and their investment managers are as follows:

FUND                                                              MANAGER
----                                                              -------
AIT Core Equity Fund                           UBS Global Asset Management (Americas), Inc.
                                               and
                                               Goldman Sachs Asset Management, Inc.
AIT Equity Index Fund                          Allmerica Asset Management, Inc.
AIT Government Bond Fund                       Allmerica Asset Management, Inc.
AIT Money Market Fund                          Allmerica Asset Management, Inc.
AIT Select Aggressive Growth Fund              Massachusetts Financial Services Company and
                                               Jennison Associates LLC
AIT Select Capital Appreciation Fund           T. Rowe Price Associates, Inc.
AIT Select Emerging Markets Fund               Schroder Investment Management North America
                                               Inc.
AIT Select Growth and Income Fund              J. P. Morgan Investment Management Inc.
AIT Select Growth Fund                         Putnam Investment Management, LLC
AIT Select International Equity Fund           Bank of Ireland Asset Management (U.S.)
                                               Limited
AIT Select Investment Grade Income Fund        Allmerica Asset Management, Inc.
AIT Select Strategic Growth Fund               TCW Investment Management Company
AIT Select Strategic Income Fund               Western Asset Management Company
AIT Select Value Opportunity Fund              Cramer Rosenthal McGlynn, LLC
AIM V.I. Aggressive Growth Fund                A I M Advisors, Inc.
AIM V.I. Basic Value Fund                      A I M Advisors, Inc.
AIM V.I. Blue Chip Fund                        A I M Advisors, Inc.
AIM V.I. Capital Development Fund              A I M Advisors, Inc.
AIM V.I. Premier Equity Fund                   A I M Advisors, Inc.
AllianceBernstein Small Cap Value Portfolio    Alliance Capital Management, L.P
AllianceBernstein Value Portfolio              Alliance Capital Management, L.P
Alliance Growth and Income Portfolio           Alliance Capital Management, L.P
Alliance Premier Growth Portfolio              Alliance Capital Management, L.P
Alliance Technology Portfolio                  Alliance Capital Management, L.P
Fidelity VIP Equity-Income Portfolio           Fidelity Management & Research Company
Fidelity VIP Growth Portfolio                  Fidelity Management & Research Company
Fidelity VIP II Contrafund-Registered          Fidelity Management & Research Company
Trademark- Portfolio
Fidelity VIP III Mid Cap Portfolio             Fidelity Management & Research Company
Fidelity VIP III Value Strategies Portfolio    Fidelity Management & Research Company
FT VIP Franklin Large Cap Growth Securities    Franklin Advisers, Inc.
Fund
FT VIP Franklin Small Cap Fund                 Franklin Advisers, Inc.
FT VIP Franklin Small Cap Value Securities     Franklin Advisory Services, LLC
Fund
FT VIP Mutual Shares Securities Fund           Franklin Mutual Advisers, LLC
FT VIP Templeton Foreign Securities Fund       Templeton Investment Counsel, LLR
MFS-Registered Trademark- Mid Cap Growth       Massachusetts Financial Services Company
Series
MFS-Registered Trademark- New Discovery        Massachusetts Financial Services Company
Series
MFS-Registered Trademark- Total Return Series  Massachusetts Financial Services Company
MFS-Registered Trademark- Utilities Series     Massachusetts Financial Services Company
Oppenheimer Capital Appreciation Fund/VA       OppenheimerFunds, Inc.
Oppenheimer Global Securities Fund/VA          OppenheimerFunds, Inc.
Oppenheimer High Income Fund/VA                OppenheimerFunds, Inc.
Oppenheimer Main Street Growth & Income        OppenheimerFunds, Inc.
Fund/VA
Oppenheimer Multiple Strategies Fund/VA        OppenheimerFunds, Inc.

CAN I MAKE TRANSFERS AMONG THE FUNDS AND THE FIXED ACCOUNT?

Yes. The Contract permits you to transfer Contract Value among the available Sub-Accounts and between the Sub-Accounts and the General Account of the Company, subject to certain limitations described under THE CONTRACT -- "Transfer Privilege." You also may elect automatic account rebalancing so that assets remain allocated according to a desired mix or choose automatic dollar cost averaging to gradually move funds into one or more Sub-Accounts. See "Transfer Privilege."

The first 12 transfers of Contract Value in a Contract year are free. A transfer charge not to exceed $25 may apply for each additional transfer in the same Contract year. This charge is for the costs of processing the transfer.

HOW MUCH CAN I INVEST AND HOW OFTEN?

The Contract requires a single payment on or before the Date of Issue. Additional payment(s) of at least $1,000 may be made as long as the total payments do not exceed the maximum payment amount specified in the contract.

WHAT IF I NEED MY MONEY?

You may borrow up to the Loan Value of your Contract. The Loan Value is 90% of the Surrender Value. You may also make partial withdrawals and surrender the Contract for its Surrender Value.

The guaranteed annual interest rate credited to the Contract Value securing a loan will be at least 4.0% (5.5% for a preferred loan). The Company charges interest on loans at an annual rate that is guaranteed not to exceed 6.0%.

We will allocate Contract loans among the Sub-Accounts and the Fixed Account according to your instructions. If you do not make an allocation, we will make a Pro-rata Allocation. We will transfer the Contract Value in each Sub-Account equal to the Contract loan to the Fixed Account.

You may surrender your Contract and receive its Surrender Value. You may make partial withdrawals of $1,000 or more from the Contract Value, subject to a partial withdrawal transaction fee and any applicable surrender charges. The Face Amount is proportionately reduced by each partial withdrawal. We will not allow a partial withdrawal if it would reduce the Contract Value below $10,000. There is some uncertainty as to the tax treatment of a preferred loan, which may be treated as a taxable withdrawal from the Contract. See FEDERAL TAX CONSIDERATIONS -- "Contract Loans." A surrender or partial withdrawal may have tax consequences. See FEDERAL TAX CONSIDERATIONS -- "Taxation of the Contracts."

CAN I MAKE FUTURE CHANGES UNDER MY CONTRACT?

Yes. There are several changes you can make after receiving your Contract, within limits. You may:

    - Cancel your Contract under its "Right to Cancel" provision;

    - Transfer your ownership to someone else;

    - Change the Beneficiary;

    - Change the allocation for any additional payment, with no tax consequences under current law;

    - Make transfers of the Contract Value among the Funds, with no taxes incurred under current law; and

    - Add or remove the optional insurance benefits.

CAN I CONVERT MY CONTRACT INTO A FIXED CONTRACT?

Yes. You can convert your Contract without charge during the first 24 months after the Date of Issue. On conversion, we will transfer the Contract Value in the Variable Account to the Fixed Account. We will allocate any future payment(s) to the Fixed Account, unless you instruct us otherwise.

WHAT ARE THE LAPSE AND REINSTATEMENT PROVISIONS OF MY CONTRACT?

The Contract will not lapse unless the Surrender Value on a Monthly Processing Date is less than zero. There is a 62-day grace period in this situation. If the Insured has not died, you may reinstate your Contract within three years after the grace period, within limits. The Insured must provide evidence of insurability subject to our then current underwriting standards. See CONTRACT TERMINATION AND REINSTATEMENT. If the Guaranteed Death Benefit is in effect, the Contract will not lapse regardless of the investment performance of the Variable Account (excluding loan foreclosure). However, if the Guaranteed Death Benefit terminates, the Contract may then lapse. See THE CONTRACT -- "Guaranteed Death Benefit."

HOW IS MY CONTRACT TAXED?

The Contract has been designed to be a "modified endowment contract." However, under Section 1035 of the Internal Revenue Code of 1986, as amended ("Code"), an exchange of (1) a life insurance contract entered into before June 21, 1988 or
(2) a life insurance contract that is not itself a modified endowment contract, will not cause the Contract to be treated as a modified endowment contract if no additional payments are paid and there is no increase in the death benefit as a result of the exchange.

If the Contract is considered a modified endowment contract, all distributions (including Contract loans, partial withdrawals, surrenders and assignments) will be taxed on an "income-first" basis. Also, a 10% additional penalty tax may be imposed on that part of a distribution that is includible in income. However, the Net Death Benefit under the Contract is excludable from the gross income of the Beneficiary. In some circumstances, federal estate tax may apply to the Net Death Benefit or the Contract Value. See FEDERAL TAX CONSIDERATIONS -- "Taxation of the Contract."

                            ------------------------

THIS SUMMARY IS INTENDED TO PROVIDE ONLY A VERY BRIEF OVERVIEW OF THE MORE SIGNIFICANT ASPECTS OF THE CONTRACT. THE PROSPECTUS AND THE CONTRACT PROVIDE FURTHER DETAIL. THE CONTRACT PROVIDES INSURANCE PROTECTION FOR THE NAMED BENEFICIARY. THE CONTRACT AND ITS ATTACHED APPLICATION OR ENROLLMENT FORM ARE THE ENTIRE AGREEMENT BETWEEN YOU AND THE COMPANY.

THE PURPOSE OF THE CONTRACT IS TO PROVIDE INSURANCE PROTECTION FOR THE BENEFICIARY. IT MAY NOT BE ADVANTAGEOUS TO PURCHASE MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE AS A REPLACEMENT FOR YOUR CURRENT LIFE INSURANCE, OR IF YOU ALREADY OWN A VARIABLE LIFE INSURANCE CONTRACT.

NO CLAIM IS MADE THAT THE CONTRACT IS IN ANY WAY SIMILAR OR COMPARABLE TO A SYSTEMATIC INVESTMENT PLAN OF A MUTUAL FUND.

               DESCRIPTION OF THE COMPANY, THE VARIABLE ACCOUNT,
                            AND THE UNDERLYING FUNDS

THE COMPANY

Allmerica Financial Life Insurance and Annuity Company ("Company") is a life insurance company organized under the laws of Delaware in July 1974. Its Principal Office is located at 440 Lincoln Street, Worcester, MA 01653, telephone 508-855-1000. The Company is subject to the laws of the state of Delaware governing insurance companies and to regulation by the Commissioner of Insurance of Delaware. In addition, the Company is subject to the insurance laws and regulations of other states and jurisdictions in which it is licensed to operate. As of December 31, 2001, the Company had over $17.9 billion in assets and over $26.9 billion of life insurance in force. The Company is a wholly owned subsidiary of First Allmerica Financial Life Insurance Company which, in turn, is a wholly owned subsidiary of Allmerica Financial Corporation ("AFC").

The Company is a charter member of the Insurance Marketplace Standards Association ("IMSA"). Companies that belong to IMSA subscribe to a rigorous set of standards that cover the various aspects of sales and service for individually sold life insurance and annuities. IMSA members have adopted policies and procedures that demonstrate a commitment to honesty, fairness and integrity in all customer contacts involving sales and service of individual life insurance and annuity products.

THE VARIABLE ACCOUNT

The Variable Account is a separate investment account with forty-three (43) Sub-Accounts. Each Sub-Account invests in a Fund of AIT, AIM, Alliance, Fidelity VIP, FT VIP, MFS VIT or Oppenheimer. The assets used to fund the variable part of the Contracts are set aside in Sub-Accounts and are separate from our general assets. We administer and account for each Sub-Account as part of our general business. However, income, capital gains and capital losses are allocated to each Sub-Account without regard to any of our other income, capital gains or capital losses. Under Delaware law, the assets of the Variable Account may not be charged with any liabilities arising out of any other business of ours.

Our Board of Directors authorized the Variable Account by vote on June 13, 1996. The Variable Account meets the definition of "separate account" under federal securities laws. It is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940 ("1940 Act"). This registration does not involve SEC supervision of the management or investment practices or policies of the Variable Account or of the Company. We reserve the right, subject to law, to change the names of the Variable Account and the Sub-Accounts.

THE UNDERLYING FUNDS

Each Underlying Fund pays a management fee to an investment manager or adviser for managing and providing services to the Underlying Fund. However, management fee waivers and/or reimbursements may be in effect for certain or all of the Underlying Funds. For specific information regarding the existence and effect of any waiver/reimbursements see "WHAT ARE THE EXPENSES AND FEES OF THE FUNDS?" under the SUMMARY OF FEES AND CHARGES section. The prospectuses of the Underlying Funds also contain information regarding fees for advisory services and should be read in conjunction with this Prospectus.

ALLMERICA INVESTMENT TRUST
Allmerica Investment Trust (the "Trust") is an open-end, diversified management investment company registered with the SEC under the 1940 Act. The Trust was established by the Company as a Massachusetts business trust on October 11, 1984, for the purpose of providing a vehicle for the investment of assets of various separate accounts established by the Company, or other insurance companies. Fourteen investment portfolios ("Funds") of AIT are currently available under the Contract.

Allmerica Financial Investment Management Services, Inc. ("AFIMS") serves as investment manager of the Trust. Under the Management Agreement with the Trust, AFIMS has entered into agreements with investment advisers ("Sub-Advisers") selected by AFIMS and Trustees, in consultation with BARRA RogersCasey, Inc. ("BARRA RogersCasey"). Under each Sub-Adviser Agreement, the Sub-Adviser is authorized to engage in portfolio transactions on behalf of the Fund, subject to the Trustee's instructions. The Sub-Advisers (other than Allmerica Asset Management, Inc.) are not affiliated with the Company or the Trust.

AIM VARIABLE INSURANCE FUNDS
AIM Variable Insurance Funds ("AIM"), an open-end, series, management investment company, was organized as a Maryland corporation on January 22, 1993, changed to a Delaware business trust on May 1, 2000, and is registered with the SEC under the 1940 Act. Five of its investment portfolios are available under the
Contract: AIM V.I. Aggressive Growth Fund, AIM V.I. Basic Value Fund, AIM V.I. Blue Chip Fund, AIM V.I. Capital Development Fund and the AIM V.I. Premier Equity Fund. The investment advisor for the funds' is A I M Advisors, Inc. ("AIM Advisors"). AIM Advisors was organized in 1976, and, together with its subsidiaries, manages or advises over 130 investment company portfolios encompassing a broad range of investment objectives.

ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC.
Alliance Variable Products Series Fund, Inc. ("Alliance") is registered with the SEC as an open-end, management investment company. Five of its separate investment portfolios are currently available under the Contract:
AllianceBernstein Small Cap Value Portfolio, AllianceBernstein Value Portfolio, Alliance Growth and Income Portfolio, Alliance Premier Growth Portfolio and Alliance Technology Portfolio. Alliance Variable Products Series Fund's investment adviser is Alliance Capital Management, L.P. ("Alliance Capital"), a global investment manager providing diversified services to institutions and individuals through a broad line of investments including more than 100 mutual funds.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND
Fidelity Variable Insurance Products Fund ("Fidelity VIP"), managed by Fidelity Management & Research Company ("FMR"), is an open-end, diversified, management investment company organized as a Massachusetts business trust on November 13, 1981 and registered with the SEC under the 1940 Act. Two of its investment portfolios are available under the Contract: Fidelity VIP Equity-Income Portfolio and Fidelity VIP Growth Portfolio.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND II
Fidelity Variable Insurance Products Fund II ("Fidelity VIP II"), managed by FMR (see discussion above), is an open-end, diversified management investment company organized as a Massachusetts business trust on March 21, 1988, and registered with the SEC under the 1940 Act. One of its investment portfolios is available under the Contract: Fidelity VIP II Contrafund-Registered Trademark-Portfolio.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND III
Fidelity Variable Insurance Products Fund III ("Fidelity VIP III"), managed by FMR (see discussion above) is an open-end, diversified management investment company registered with the SEC under the 1940 Act. Two of its investment portfolios are available under the Contract: Fidelity VIP III Mid Cap Portfolio and Fidelity VIP III Value Strategies Portfolio.

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
Franklin Templeton Variable Insurance Products Trust ("FT VIP") and the funds' investment managers and their affiliates manage over $226.9 billion (as of December 31, 2001). Five of its investment portfolios are available under the Contract. The investment adviser to the FT VIP Franklin Large Cap Growth Securities Fund and FT VIP Franklin Small Cap Fund is Franklin Advisers, Inc. The investment adviser to the FT VIP Franklin Small Cap Value Securities Fund is Franklin Advisory Services, LLC. The investment adviser to the FT VIP Mutual Shares Securities Fund is Franklin Mutual Advisers, LLC. The investment adviser to the FT VIP Templeton Foreign Securities Fund is Templeton Investment Counsel, LLR.

MFS VARIABLE INSURANCE TRUST(SM)
MFS-Registered Trademark- Variable Insurance Trust ("MFS VIT") is a Massachusetts business trust organized on February 1, 1994. Four of its investment portfolios are available under the Contract. The investment adviser for the MFS-Registered Trademark-Mid Cap Growth Series, MFS-Registered Trademark- New Discovery Series, MFS-Registered Trademark- Total Return Series, and MFS-Registered Trademark- Utilities Series is Massachusetts Financial Services Company ("MFS"), America's oldest mutual fund organization. MFS and its predecessor organizations have a history of money management dating from 1924. MFS is located at 500 Boylston Street, Boston, Massachusetts 02116.

OPPENHEIMER VARIABLE ACCOUNT FUNDS
Oppenheimer Variable Account Funds ("Oppenheimer") was organized as a Massachusetts business trust in 1984. Five of its investment portfolios are available under the Contract: Oppenheimer Capital Appreciation Fund/VA, Oppenheimer Global Securities Fund/VA, Oppenheimer High Income Fund/VA, Oppenheimer Main Street Growth & Income Fund/VA and Oppenheimer Multiple Strategies Fund. The investment adviser for funds is OppenheimerFunds, Inc. ("OppenheimerFunds"). OppenheimerFunds has operated as an investment adviser since 1959. OppenheimerFunds is located at 498 Seventh Avenue, New York, NY 10018.

                       INVESTMENT OBJECTIVES AND POLICIES

A summary of investment objectives of each of the Funds is set forth below. MORE DETAILED INFORMATION REGARDING THE INVESTMENT OBJECTIVES, RESTRICTIONS AND RISKS, EXPENSES PAID BY THE FUNDS AND OTHER RELEVANT INFORMATION REGARDING THE FUNDS MAY BE FOUND IN THEIR RESPECTIVE PROSPECTUSES, WHICH ACCOMPANY THIS PROSPECTUS AND SHOULD BE READ CAREFULLY BEFORE INVESTING. The Statements of Additional Information of the Funds are available upon request. There can be no assurance that the investment objectives of the Funds can be achieved.

Certain Underlying Funds have similar investment objectives and/or policies. Therefore, to choose the Sub-Accounts which best meet your needs and objectives, carefully read the prospectuses of the Underlying Funds, along with this Prospectus. In some states, insurance regulations may restrict the availability of particular Sub-Accounts.

AIT CORE EQUITY FUND -- seeks long-term growth of capital through investments primarily in common stocks and securities convertible into common stocks that are believed to represent significant underlying value in relation to current market prices. Realization of current investment income, if any, is incidental to this objective.

AIT EQUITY INDEX FUND -- seeks to achieve investment results that correspond to the aggregate price and yield performance of a representative selection of United States publicly traded common stocks. The Equity Index Fund seeks to achieve its objective by attempting to replicate the aggregate price and yield performance of the Standard & Poor's Composite Index of 500 Stocks.

AIT GOVERNMENT BOND FUND -- seeks high income, preservation of capital and maintenance of liquidity, primarily through investments in debt instruments issued or guaranteed by the U.S. Government or its agencies or instrumentalities, and in related options, futures and repurchase agreements.

AIT MONEY MARKET FUND -- seeks to obtain maximum current income consistent with the preservation of capital and liquidity.

AIT SELECT AGGRESSIVE GROWTH FUND -- seeks above-average capital appreciation by investing primarily in common stocks of companies which are believed to have significant potential for capital appreciation.

AIT SELECT CAPITAL APPRECIATION FUND -- seeks long-term growth of capital. Realization of income is not a significant investment consideration and any income realized on the Fund's investments will be incidental to its primary objective.

AIT SELECT EMERGING MARKETS FUND -- seeks long-term growth of capital by investing in the world's emerging markets.

AIT SELECT GROWTH AND INCOME FUND -- seeks a combination of long-term growth of capital and current income. The Fund will invest primarily in dividend-paying common stocks and securities convertible into common stocks.

AIT SELECT GROWTH FUND -- seeks to achieve long-term growth of capital by investing in a diversified portfolio consisting primarily of common stocks selected on the basis of their long-term growth potential.

AIT SELECT INTERNATIONAL EQUITY FUND -- seeks maximum long-term total return (capital appreciation and income). The Fund will invest primarily in common stocks of established non-U.S. companies.

AIT SELECT INVESTMENT GRADE INCOME FUND -- seeks as high a level of total return (including both income and capital appreciation) as is consistent with prudent investment management.

AIT SELECT STRATEGIC GROWTH FUND -- seeks long-term growth of capital appreciation.

AIT SELECT STRATEGIC INCOME FUND -- seeks to maximize total return, consistent with prudent investment management and liquidity needs, by investing in various types of fixed income securities.

AIT SELECT VALUE OPPORTUNITY FUND -- seeks long-term growth of capital by investing principally in diversified portfolio of common stocks of small and mid-size companies whose securities at the time of purchase are considered by the Sub-Adviser to be undervalued.

AIM V.I. AGGRESSIVE GROWTH FUND -- seeks to achieve long-term growth of capital.

AIM V.I. BLUE CHIP FUND -- seeks to achieve as high a total return as possible, consistent with preservation of capital.

AIM V.I. PREMIER EQUITY FUND -- seeks to achieve long-term growth of capital (formerly known as AIM V.I. Value Fund).

AIM V.I. BASIC VALUE FUND -- seeks to provide long-term growth of capital.

AIM V.I. CAPITAL DEVELOPMENT FUND -- seeks long-term capital of growth.

ALLIANCE PREMIER GROWTH PORTFOLIO -- seeks to achieve long-term growth of capital by investing principally in equity securities of a limited number of large, carefully selected, high-quality U.S. companies.

ALLIANCEBERNSTEIN SMALL CAP VALUE PORTFOLIO -- seeks long-term growth of capital.

ALLIANCEBERNSTEIN VALUE PORTFOLIO -- seeks long-term growth of capital.

ALLIANCE GROWTH AND INCOME PORTFOLIO -- seeks to provide current income and capital appreciation through investment in dividend-paying common stocks of quality companies.

ALLIANCE TECHNOLOGY PORTFOLIO -- emphasizes growth of capital and invests for capital appreciation, and only incidentally for current income.

FIDELITY VIP EQUITY-INCOME PORTFOLIO -- seeks reasonable income by investing primarily in income-producing equity securities. In choosing these securities, the Portfolio also will consider the potential for capital appreciation. The Portfolio's goal is to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500.

FIDELITY VIP GROWTH PORTFOLIO -- seeks to achieve capital appreciation. The Portfolio normally purchases common stocks, although its investments are not restricted to any one type of security. Capital appreciation also may be found in other types of securities, including bonds and preferred stocks.

FIDELITY VIP II CONTRAFUND-REGISTERED TRADEMARK- PORTFOLIO -- seeks long-term capital appreciation. The Portfolio invests primarily in common stocks of domestic and foreign issuers whose value is not fully recognized by the public. The Portfolio may invest in either growth stocks or value stocks or both.

FIDELITY VIP III MID CAP PORTFOLIO -- seeks long-term growth of capital. The Portfolio invests primarily in common stocks of domestic and foreign issuers with medium market capitalizations. The Portfolio may invest in either growth stocks or value stocks or both.

FIDELITY VIP III VALUE STRATEGIES PORTFOLIO -- seeks capital appreciation.

FT VIP FRANKLIN LARGE CAP GROWTH SECURITIES FUND -- seeks capital appreciation. Under normal market conditions, the Fund invests primarily in investments of large capitalization companies with market cap values within those of the top 50% of companies in the Russell 1000 Index, at the time of purchase.

FT VIP FRANKLIN SMALL CAP FUND -- seeks long-term capital growth. Under normal market conditions, the Fund invests primarily in investments of small capitalization companies with market cap values not exceeding (i) $1.5 billion or (ii) the highest market capitalization value in the Russell 2000 Index, whichever is greater, at the time of purchase.

FT VIP FRANKLIN SMALL CAP VALUE SECURITIES PORTFOLIO -- seeks long-term total return. Under normal market conditions, the Fund invests primarily in investments of small capitalization companies with market cap values not exceeding $25 billion, at the time of purchase.

FT VIP MUTUAL SHARES SECURITIES FUND -- seeks capital appreciation. Its secondary goal is income. The Fund invests primarily in equity securities of companies the manager believes are available at market prices less than their value based on certain recognized or objective criteria (intrinsic value).

FT VIP TEMPLETON FOREIGN SECURITIES FUND -- seeks long-term capital growth. The Fund invests primarily in emerging markets equity securities.

MFS-REGISTERED TRADEMARK- MID CAP GROWTH SERIES -- seeks long-term growth of capital.

MFS-REGISTERED TRADEMARK- NEW DISCOVERY SERIES -- seeks capital appreciation.

MFS-REGISTERED TRADEMARK- TOTAL RETURN SERIES -- seeks mainly to provide above-average income (compared to a portfolio invested entirely in equity securities) consistent with the prudent employment of capital and secondarily to provide a reasonable opportunity for growth of capital and income.

MFS-REGISTERED TRADEMARK- UTILITIES SERIES -- seeks capital growth and current income (income above that available from a portfolio invested entirely in equity securities).

OPPENHEIMER CAPITAL APPRECIATION FUND/VA -- seeks capital appreciation to makes your investment grow.

OPPENHEIMER GLOBAL SECURITIES FUND/VA -- seeks long-term capital appreciation by investing a substantial portion of assets in securities of foreign issuers, "growth-type" companies, cyclical industries and special situations that are considered to have appreciation possibilities.

OPPENHEIMER HIGH INCOME FUND/VA -- seeks a high level of current income.

OPPENHEIMER MAIN STREET GROWTH & INCOME FUND/VA -- seeks high total return, which includes growth in the value of its shares as well as current income, from equity and debt securities.

OPPENHEIMER MULTIPLE STRATEGIES FUND/VA -- seeks a total investment return, which includes current income and capital appreciation in the value of its shares.

If required in your state, in the event of a material change in the investment policy of a Sub-Account or the Underlying Fund in which it invests, you will be notified of the change. If you have Contract Value in that Sub-Account, the Company will transfer it without charge on written request within sixty (60) days of the later of (1) the effective date of such change in the investment policy, or (2) your receipt of the notice of the right to transfer. You may then change the percentages of your premium and deduction allocations.

                                  THE CONTRACT

MARKET TIMERS

The Contracts are not designed for use by individuals, professional market timing organizations, or other entities that do "market timing," programmed transfers, frequent transfers, or transfers that are large in relation to the total assets of an Underlying Fund. These and similar activities may adversely affect an Underlying Fund's ability to invest effectively in accordance with its investment objectives and policies, and may harm other Contract Owners. Accordingly, individuals and organizations that use market-timing investment strategies and make frequent transfers should not purchase the Contracts.

In order to prevent "market timing" activities that may harm or disadvantage other Contract Owners, the Company may (a) reject or restrict any specific purchase and transfer requests and (b) impose specific limitations with respect to market timers, including restricting transfers by market timers to certain Underlying Funds. In addition, some of the Underlying Funds have reserved the right to temporarily or permanently refuse purchase or transfer requests from the Company if, in the judgment of the Underlying Fund's investment adviser, the Underlying Fund would be unable to invest effectively in accordance with its investment objective or policies, or would otherwise potentially be adversely affected. Accordingly, the Company may not be in a position to effect certain transfers requested by market timers and may refuse such transfer requests without prior notice. The Company reserves the right to impose, without prior notice, restrictions on transfers that it determines, in its sole discretion, will disadvantage or potentially hurt the rights or interests of other Contract Owners. If any of these actions are taken, the Company will notify the market timer of the actions by telephone and/or in writing as soon as practicable. Subsequent transfers will be allowed only if they comply with the Company's then-current rules restricting transfer activity by market timers.

APPLYING FOR A CONTRACT

Individuals wishing to purchase a Contract must complete an application and submit it to an authorized representative or to the Company at its Principal Office. We offer Contracts to applicants 89 years old and under. After receiving a completed application from a prospective Contract Owner, we will begin underwriting to decide the insurability of the proposed Insured. We may require medical examinations and other information before deciding insurability. We issue a Contract only after underwriting has been completed. We may reject an application that does not meet our underwriting guidelines.

If a prospective Contract Owner makes the initial payment with the application, we will provide fixed conditional insurance during underwriting. The conditional insurance will be based upon Death Benefit Factors shown in the Conditional Insurance Agreement, up to a maximum of $500,000, depending on Age and Underwriting Class. This coverage will continue for a maximum of 90 days from the date of the application or, if required, the completed medical exam. If death is by suicide, we will return only the payment made.

If you made the initial payment before the date of Issuance and Acceptance, we will allocate the payment to our Fixed Account within two business days of receipt of the payment at our Principal Office. IF WE ARE UNABLE TO ISSUE THE CONTRACT, THE PAYMENT WILL BE RETURNED TO THE CONTRACT OWNER WITHOUT INTEREST.

If your application is approved and the Contract is issued and accepted, we will allocate your Contract Value on Issuance and Acceptance according to your instructions. However, if your Contract provides for a full refund of payments under its "Right to Cancel" provision as required in your state (see THE CONTRACT -- "Free Look Period," below), we will initially allocate your Sub-Account investments to the AIT Money Market Fund. We will reallocate all amounts according to your investment choices no later than the expiration of the right to cancel period.

If your initial payment is equal to the amount of the Guideline Single Premium, the Contract will be issued with the Guaranteed Death Benefit at no additional cost. If the Guaranteed Death Benefit is in effect on the Final Payment Date, a guaranteed Net Death Benefit will be provided thereafter unless the Guaranteed Death Benefit is terminated. See THE CONTRACT -- "Death Benefit" -- "Guaranteed Death Benefit," below.

FREE LOOK PERIOD

The Contract provides for a free look period under the "Right to Cancel" provision. You have the right to examine and cancel your Contract by returning it to us or to one of our representatives on or before the tenth day (or such later date as required in your state) after you receive the Contract. If you exercise your right to cancel, the Company will mail a refund to you within seven days. We may delay a refund of any payment made by check until the check has cleared your bank.

Where required by state law, the refund will be your entire payment. In other states, the refund will equal the SUM of:

    - Amounts allocated to the Fixed Account, PLUS

    - The Contract Value in the Variable Account, PLUS

    - All fees, charges and taxes which have been imposed.

Your refund will be determined as of the Valuation Date that the Contract is received at our Principal Office.

CONVERSION PRIVILEGE

Within 24 months of the Date of Issue, you can convert your Contract into a fixed Contract by transferring all Contract Value in the Sub-Accounts to the Fixed Account. The conversion will take effect at the end of the Valuation Period in which we receive, at our Principal Office, notice of the conversion satisfactory to us. There is no charge for this conversion. We will allocate any future payment(s) to the Fixed Account, unless you instruct us otherwise.

PAYMENTS

The Contracts are designed for a large single payment to be paid by the Contract Owner on or before the Date of Issue. The minimum initial payment is $10,000. The initial payment is used to determine the Face Amount. The Face Amount will be determined by treating the payment as equal to 100% of the Guideline Single Premium. You may indicate the desired Face Amount on the application. If the Face Amount specified exceeds 100% of the Guideline Single Premium for the payment amount, the application will be amended and a Contract with a higher Face Amount will be issued.

If the Face Amount specified is less than 80% of the Guideline Single Premium for the payment amount, the application will be amended and a Contract with a lower Face Amount will be issued. The Contract Owner must agree to any amendment to the application.

Under our underwriting rules, the Face Amount must be based on 100% of the Guideline Single Premium to be eligible for simplified underwriting.

Payments are payable to the Company. Payments may be made by mail to our Principal Office or through our authorized representative. Any additional payment, after the initial payment, is credited to the Variable Account or Fixed Account on the date of receipt at the Principal Office.

The Contract limits the ability to make additional payments. However, no additional payment may be less than $1,000 without our consent. Any additional payment(s) may not cause total payments to exceed the maximum payment on the specifications page of your Contract

Total payments may not exceed the current maximum payment limits under federal tax law. Where total payments would exceed the current maximum payment limits, we will only accept that part of a payment that will make total payments equal the maximum. We will return any part of a payment that is greater than that amount. However, we will accept a payment needed to prevent Contract lapse during a Contract year. See CONTRACT TERMINATION AND REINSTATEMENT.

ALLOCATION OF PAYMENTS

In the application or enrollment form for your Contract, you decide the initial allocation of the payment among the Fixed Account and the sub-accounts. You may allocate payments to one or more of the Sub-Accounts. The minimum amount that you may allocate to a sub-account is 1.00% of the payment. Allocation percentages must be in whole numbers (for example, 33 1/3% may not be chosen) and must total 100%. You may change the allocation of future payments by written request or telephone request, as described below.

An allocation change will take effect on the date of receipt of the notice at the Principal Office. No charge is currently imposed for changing payment allocation instructions. We reserve the right to impose a charge in the future, but guarantee that the charge will not exceed $25.

The Contract Value in the Sub-Accounts will vary with investment experience. You bear this investment risk. Investment performance may also affect the death benefit. Please review your allocations of payments and Contract Value as market conditions and your financial planning needs change.

TRANSFER PRIVILEGE

Prior to the election of a Payment Option, subject to our then current rules, you may transfer amounts among the Sub-Accounts or between a Sub-Account and the Fixed Account. (You may not transfer that portion of the Contract Value held in the Fixed Account that secures a Contract loan.) Transfers are effected at the value next computed after receipt of the transfer order.

TELEPHONE REQUESTS
You have the privilege to make telephone requests, unless you elected not to have the privilege on the application or enrollment form. The Company and its agents and affiliates will not be responsible for losses resulting from acting upon telephone requests reasonably believed to be genuine. The Company will employ reasonable procedures to confirm that instructions communicated by telephone are genuine; otherwise, the Company may be liable for any losses due to unauthorized or fraudulent instructions. Such procedures may include, among others things, requiring some form of personal identification prior to acting upon instructions received by telephone. All transfer instructions by telephone are tape recorded. The Company reserves the right to modify or discontinue this privilege at any time without prior notice.

The Company cannot guarantee that you will always be able to reach us to complete a telephone transaction. Under these circumstances, you should submit your request in writing or other form acceptable to us.

TRANSFER PRIVILEGES SUBJECT TO POSSIBLE LIMITS
The transfer privilege is subject to our consent. We reserve the right to impose limits on transfers including, but not limited to, the:

    - Minimum or maximum amount that may be transferred,

    - Minimum amount that may remain in a Sub-Account following a transfer from that Sub-Account,

    - Minimum period between transfers, and

    - Maximum number of transfers in a period.

Transfers to and from the Fixed Account are currently permitted only if:

    - the amount transferred from the Fixed Account in each transfer may not exceed the lesser of $100,000 or 25% of the Contract Value under the Contract.

    - You may make only one transfer involving the Fixed Account in each Contract quarter.

Currently, the first 12 transfers in a Contract year are free. After that, we may deduct a transfer charge not to exceed $25 from amounts transferred in that Contract year. Any transfers made for a conversion privilege, Contract loan or material change in investment policy or under an automatic transfer option will not count toward the 12 free transfers.

    - These rules are subject to change by the Company.

DOLLAR-COST AVERAGING OPTION AND AUTOMATIC REBALANCING OPTION
You may have automatic transfers of at least $100 made on a periodic basis:

    - From the Fixed Account or the Sub-Accounts which invests in the AIT Money Market Fund and AIT Select Investment Grade Income Fund to one or more of the other Sub-Accounts ("Dollar-Cost Averaging Option"), or

    - To reallocate Contract Value among the Fixed Account and Sub-Accounts ("Automatic Rebalancing Option").

Automatic transfers may be made every one, three, six or twelve months. Generally, all transfers will be processed on the 15th of each scheduled month. If the 15th is not a business day, however, or is the Monthly Processing Date, the automatic transfer will be processed on the next business day. The Dollar-Cost Averaging Option and the Automatic Account Rebalancing Option may not be in effect at the same time. The Fixed Account is not included in Automatic Account Rebalancing.

If the Contract Value in the Sub-Account from which the automatic transfer is to be made is reduced to zero, the automatic transfer option will terminate. The Contract Owner must reapply for any future automatic transfers.

The first automatic transfer counts as one transfer toward the 12 free transfers allowed in each Contract year. Each subsequent automatic transfer is free and does not reduce the remaining number of transfers that are free in a Contract year. Any transfers made for a conversion privilege, Contract loan or material change in investment policy will not count toward the 12 free transfers.

ASSET ALLOCATION MODEL REALLOCATIONS
If a Contract Owner elects to follow an asset allocation strategy, the Contract Owner may preauthorize transfers in accordance with the chosen strategy. The Company may provide administrative or other support services to independent third parties who provide recommendations or models for such allocation strategies. However, the Company does not endorse or review any investment allocations recommendations made by such third parties, and is not responsible for the investment allocations and transfers transacted on the Contract Owner's behalf. The Company does not charge for providing additional asset allocation support services. Additional information concerning asset allocation programs for which the Company is currently providing support services may be obtained from a registered representative or the Company.

DEATH BENEFIT (WITHOUT GUARANTEED DEATH BENEFIT)

If the Contract is in force on the Insured's death, we will, with due proof of death, pay the Net Death Benefit to the named Beneficiary. For Second-to-Die Contracts, the Net Death Benefit is payable on the death of the last surviving Insured. There is no Death Benefit payable on the death of the first Insured to die. We will normally pay the Net Death Benefit within seven days of receiving due proof of the Insured's death, but we may delay payment of Net Death Benefits. See OTHER CONTRACT PROVISIONS -- "Delay of Payments." The Beneficiary may receive the Net Death Benefit in a lump sum or under a payment option, unless the payment option has been restricted by the Contract Owner. See APPENDIX C -- PAYMENT OPTIONS.

The Death Benefit is the GREATER of the:

    - Face Amount OR

    - Minimum Sum Insured.

Before the Final Payment Date the Net Death Benefit is:

    - The Death Benefit, MINUS

    - Any Outstanding Loan, optional benefit charges and Monthly Deductions due and unpaid through the Contract month in which the Insured dies, as well as any partial withdrawals and surrender charges.

After the Final Payment Date, the Net Death benefit is:

    - The Contract Value, MINUS

    - Any Outstanding Loan.

GUARANTEED DEATH BENEFIT (NOT AVAILABLE IN ALL STATES)

If at the time of issue the Contract Owner has made payments equal to 100% of the Guideline Single Premium, a Guaranteed Death Benefit will be added to the Contract at no additional charge. If the Guaranteed Death Benefit is in effect, the Company:

    - Guarantees that the Contract will not lapse regardless of the investment performance of the Variable Account (excluding loan foreclosure); and

    - Provides a guaranteed Net Death Benefit after the Final Payment Date.

Certain transactions, including certain Contract loans, partial withdrawals, underwriting reclassifications, change in face amount, and changes in Death Benefit Options, can result in the termination of the Guaranteed Death Benefit. IF THE GUARANTEED DEATH BENEFIT IS TERMINATED, IT CANNOT BE REINSTATED.

GUARANTEED DEATH BENEFIT
The Death Benefit before the Final Payment Date will be the greater of the Face Amount as of the date of death or the Minimum Sum Insured. Before the Final Payment Date the Net Death Benefit is:

    - The Death Benefit, MINUS

    - Any Outstanding Loan on the Insured's death, optional benefit charges and Monthly Deductions due and unpaid through the Contract month in which the Insured dies, as well as any partial withdrawal costs and surrender charges.

If the Guaranteed Death Benefit is in effect on the Final Payment Date, a guaranteed Net Death Benefit will be provided thereafter unless the Guaranteed Death Benefit is terminated, as described below. The guaranteed Net Death Benefit will be:

    - The GREATER of (a) the Face Amount as of the Final Payment Date or
      (b) the Contract Value as of the date due proof of death is received by the Company, REDUCED

    - By the Outstanding Loan, if any, through the Contract month in which the Insured dies.

TERMINATION OF THE GUARANTEED DEATH BENEFIT
The Guaranteed Death Benefit will terminate (AND MAY NOT BE REINSTATED) on the first to occur of the following:

    - Foreclosure of an Outstanding Loan, if any; or

    - Any Contract change that results in a negative guideline level premium; or

    - A request for a partial withdrawal or preferred loan after the Final Payment Date; or

    - Upon the Contract Owner's written request.

GUIDELINE MINIMUM SUM INSURED -- The Guideline Minimum Sum Insured is a percentage of the Contract Value as set forth in APPENDIX A -- GUIDELINE MINIMUM SUM INSURED TABLE. The Guideline Minimum Sum Insured is computed based on federal tax regulations to ensure that the Contract qualifies as a life insurance Contract and that the insurance proceeds will be excluded from the gross income of the Beneficiary. The Guideline Minimum Sum Insured under this Contract meets or exceeds the IRS Guideline Minimum Sum Insured.

ILLUSTRATION -- In this illustration, assume that the Insured is under the age of 40, and that there is no Outstanding Loan.

A Contract with a $100,000 Face Amount will have a Death Benefit of $100,000. However, because the Death Benefit must be equal to or greater than 250% of Contract Value, if the Contract Value exceeds $40,000 the Death Benefit will exceed the $100,000 Face Amount. In this example, each dollar of Contract Value above $40,000 will increase the Death Benefit by $2.50. For example, a Contract with a Contract Value of $50,000 will have a guideline minimum sum insured of $125,000 ($50,000 X 2.50); Contract Value of $60,000 will produce a guideline minimum sum insured of $150,000 ($60,000 X 2.50); and Contract Value of $75,000 will produce a guideline minimum sum insured of $187,500 ($75,000 X 2.50).

Similarly, if Contract Value exceeds $40,000, each dollar taken out of Contract Value will reduce the Death Benefit by $2.50. If, for example, the Contract Value is reduced from $60,000 to $50,000 because of partial withdrawals, charges or negative investment performance, the Death Benefit will be reduced from $150,000 to $125,000. If, however, the Contract Value multiplied by the applicable percentage from the table in Appendix A is less than the Face Amount, the Death Benefit will equal the Face Amount.

The applicable percentage becomes lower as the Insured's age increases. If the Insured's age in the above example were, for example, 50 (rather than between zero and 40), the applicable percentage would be 185%. The Death Benefit would not exceed the $100,000 Face Amount unless the Contract Value exceeded $54,055 (rather than $40,000), and each dollar then added to or taken from Contract Value would change the Death Benefit by $1.85.

CONTRACT VALUE

The Contract Value is the total value of your Contract. It is the SUM of:

    - Your accumulation in the Fixed Account, PLUS

    - The value of your Units in the Sub-Accounts.

There is no guaranteed minimum Contract Value. The Contract Value on any date depends on variables that cannot be predetermined.

Your Contract Value is affected by the:

    - Amount of your payment(s);

    - Interest credited in the Fixed Account;

    - Investment performance of the Funds you select;

    - Partial withdrawals;

    - Loans, loan repayments and loan interest paid or credited; and

    - Charges and deductions under the Contract.

COMPUTING CONTRACT VALUE -- We compute the Contract Value on the Date of Issue and on each Valuation Date. On the Date of Issue, the Contract Value is:

    - Your payment plus any interest earned during the underwriting period it was allocated to the Fixed Account (see THE CONTRACT -- "Applying for a Contract"), MINUS

    - The Monthly Deductions due.

On each Valuation Date after the Date of Issue, the Contract Value is the SUM of:

    - Accumulations in the Fixed Account, PLUS

    - The SUM of the PRODUCTS of:

       - The number of Units in each Sub-Account, TIMES

       - The value of a Unit in each Sub-Account on the Valuation Date.

THE UNIT -- We allocate each payment to the Sub-Accounts you selected. We credit allocations to the Sub-Accounts as Units. Units are credited separately for each Sub-Account.

The number of Units of each Sub-Account credited to the Contract is the QUOTIENT of:

    - That part of the payment allocated to the Sub-Account, DIVIDED by

    - The dollar value of a Unit on the Valuation Date the payment is received at our Principal Office.

The number of Units will remain fixed unless changed by a split of Unit value, transfer, loan, partial withdrawal or surrender. Also, Monthly Deductions taken from a Sub-Account will result in cancellation of Units equal in value to the amount deducted.

The dollar value of a Unit of a Sub-Account varies from Valuation Date to Valuation Date based on the investment experience of that Sub-Account. This investment experience reflects the investment performance, expenses and charges of the Fund in which the Sub-Account invests. The value of each Unit was set at $1.00 on the first Valuation Date of each Sub-Account.

The value of a Unit on any Valuation Date is the PRODUCT of:

    - The dollar value of the Unit on the preceding Valuation Date, TIMES

    - The Net Investment Factor.

NET INVESTMENT FACTOR -- The net investment factor measures the investment performance of a Sub-Account during the Valuation Period just ended. The net investment factor for each Sub-Account is the result of:

    - The net asset value per share of a Fund held in the Sub-Account determined at the end of the current Valuation Period, PLUS

    - The per share amount of any dividend or capital gain distributions made by the Fund on shares in the Sub-Account if the "ex-dividend" date occurs during the current Valuation Period, DIVIDED BY

    - The net asset value per share of a Fund share held in the Sub-Account determined as of the end of the immediately preceding Valuation Period, MINUS

    - The mortality and expense risk charge for each day in the Valuation Period, currently at an annual rate of 0.90% of the daily net asset value of that Sub-Account.

The net investment factor may be greater or less than one.

PAYMENT OPTIONS

The Net Death Benefit payable may be paid in a single sum or under one or more of the payment options then offered by the Company. See APPENDIX C -- PAYMENT OPTIONS. These payment options also are available at the Final Payment Date or if the Contract is surrendered. If no election is made, we will pay the Net Death Benefit in a single sum.

OPTIONAL INSURANCE BENEFITS

You may add optional insurance benefits to the Contract, as described in APPENDIX B -- OPTIONAL INSURANCE BENEFITS.

SURRENDER

You may surrender the Contract and receive its Surrender Value. The Surrender Value is:

    - The Contract Value, MINUS

    - Any Outstanding Loan and surrender charges.

We will compute the Surrender Value on the Valuation Date on which we receive the Contract with a Written Request for surrender. We will deduct a surrender charge if you surrender the Contract within 10 full Contract years of the Date of Issue. See CHARGES AND DEDUCTIONS -- "Surrender Charge."

The Surrender Value may be paid in a lump sum or under a payment option then offered by us. See APPENDIX B -- PAYMENT OPTIONS. We will normally pay the Surrender Value within seven days following our receipt of Written Request. We may delay benefit payments under the circumstances described in OTHER CONTRACT PROVISIONS -- "Delay of Payments."

For important tax consequences of a surrender, see FEDERAL TAX CONSIDERATIONS.

PARTIAL WITHDRAWAL

You may withdraw part of the Contract Value of your Contract on Written Request. Your Written Request must state the dollar amount you wish to receive. You may allocate the amount withdrawn among the Sub-Accounts and the Fixed Account. If you do not provide allocation instructions, we will make a Pro-rata Allocation. Each partial withdrawal must be at least $1,000. We will not allow a partial withdrawal if it would reduce the Contract Value below $10,000. The Face Amount is reduced proportionately based on the ratio of the amount of the partial withdrawal and charges to the Contract Value on the date of withdrawal.

On a partial withdrawal from a Sub-Account, we will cancel the number of Units equal in value to the amount withdrawn. The amount withdrawn will be the amount you requested plus the partial withdrawal transaction fee and any applicable surrender fee. See CHARGES AND DEDUCTIONS -- "Surrender Charge." We will normally pay the partial withdrawal within seven days following our receipt of the written request. We may delay payment as described in OTHER CONTRACT PROVISIONS -- "Delay of Payments."

For important tax consequences of partial withdrawals, see FEDERAL TAX CONSIDERATIONS.

                             CHARGES AND DEDUCTIONS

The following charges will apply to your Contract under the circumstances described. Some of these charges apply throughout the Contract's duration.

The Company may waive or reduce the premium tax charge, administrative charges, surrender charge, or 5% partial withdrawal charge, and will not pay commissions on Contracts, where the Insured is within the following class of individuals:

    All employees of First Allmerica and its affiliates and subsidiaries located at First Allmerica's home office (or at off-site locations if such employees are on First Allmerica's home office payroll); all directors of First Allmerica and its affiliates and subsidiaries; all retired employees of First Allmerica and its affiliates and subsidiaries eligible under First Allmerica Companies' Pension Plan or any successor plan; all General Agents, agents and field staff of First Allmerica; and all spouses, children, siblings, parents and grandparents of any individuals identified above, who reside in the same household.

MONTHLY DEDUCTIONS

On the Monthly Processing Date, the Company will deduct an amount to cover charges and expenses incurred in connection with the Contract. This Monthly Deduction will be deducted by subtracting values from the Fixed Account accumulation and/or canceling Units from each applicable Sub-Account in the ratio that the Contract Value in the Sub-Account bears to the Contract Value. The amount of the Monthly Deduction will vary from month to month. If the Contract Value is not sufficient to cover the Monthly Deduction which is due, the Contract may lapse. (See CONTRACT TERMINATION AND REINSTATEMENT.) The Monthly Deduction is comprised of the following charges:

    - MAINTENANCE FEE: The Company will make a deduction of $5.00 from any Contract with less than $25,000 in Contract Value to cover charges and expenses incurred in connection with the Contract. This charge is to reimburse the Company for expenses related to issuance and maintenance of the Contract. The Company does not intend to profit from this charge.

    - ADMINISTRATION CHARGE: The Company imposes a monthly charge at an annual rate of 0.25% of the Contract Value. This charge is to reimburse us for administrative expenses incurred in the administration of the Contract. It is not expected to be a source of profit.

    - MONTHLY INSURANCE PROTECTION CHARGE: Immediately after the Contract is issued, the Death Benefit will be greater than the payment. While the Contract is in force, prior to the Final Payment Date, the Death Benefit will generally be greater than the Contract Value. To enable us to pay this excess of the Death Benefit over the Contract Value, a monthly cost of insurance charge is deducted. This charge varies depending on the type of Contract and the Underwriting Class. In no event will the current deduction for the cost of insurance exceed the guaranteed maximum insurance protection rates set forth in the Contract. These guaranteed rates are based on the Commissioners 1980 Standard Ordinary Mortality Tables, Smoking User or Non-Smoking User (Mortality Table B for unisex Contracts and Mortality Table D for Second-to-Die Contracts) and the Insured's sex and Age. The Tables used for this purpose set forth different mortality estimates for males and females and for tobacco user and non-tobacco user. Any change in the insurance protection rates will apply to all Insureds of the same Age, sex and Underwriting Class whose Contracts have been in force for the same period.

The Underwriting Class of an Insured will affect the insurance protection rate. We currently place Insureds into standard Underwriting Classes and non-standard Underwriting Classes. The Underwriting Classes are also divided into two categories: tobacco user and non-tobacco user. We will place Insureds under the age of

18 at the Date of Issue in a standard or non-standard Underwriting Class. We will then classify the Insured as a non-tobacco user.

    - DISTRIBUTION EXPENSE: During the first ten Contract years, we make a monthly deduction to compensate for a portion of the sales expenses which are incurred by us with respect to the Contracts. This charge is equal to an annual rate of 1.15% of the Contract Value.

    - FEDERAL AND STATE PAYMENT TAX CHARGE: During the first Contract year, we make a monthly deduction to partially compensate the Company for the increase in federal tax liability from the application of Section 848 of the Internal Revenue Code and to offset a portion of the average premium tax the Company is expected to pay to various state and local jurisdictions. This charge is equal to an annual rate of 1.75% of the Contract Value. Premium taxes vary from state to state, ranging from zero to 5%. The deduction may be higher or lower than the actual premium tax imposed by the applicable jurisdiction, and is made whether or not any premium tax applies. The Company does not intend to profit from the premium tax portion of this charge.

DAILY DEDUCTIONS

We assess each Sub-Account with a charge for mortality and expense risks we assume. Fund expenses are also reflected in the value of the units of the Variable Account.

    - MORTALITY AND EXPENSE RISK CHARGE: We impose a daily charge at a current annual rate of 0.90% of the average daily net asset value of each Sub-Account. This charge compensates us for assuming mortality and expense risks for variable interests in the Contracts.

     The mortality risk we assume is that Insureds may live for a shorter time than anticipated. If this happens, we will pay more Net Death Benefits than anticipated. The expense risk we assume is that the expenses incurred in issuing and administering the Contracts will exceed those compensated by the maintenance fee and administration charges in the Contracts. If the charge for mortality and expense risks is not sufficient to cover mortality experience and expenses, we will absorb the losses. If the charge turns out to be higher than mortality and expense risk expenses, the difference will be a profit to us. If the charge provides us with a profit, the profit will be available for our use to pay distribution, sales and other expenses.

    - FUND EXPENSES: The value of the Units of the Sub-Accounts will reflect the investment advisory fee and other expenses of the Funds whose shares the Sub-Accounts purchase. The prospectuses and statements of additional information of the Funds contain more information concerning the fees and expenses.

No charges are currently made against the Sub-Accounts for federal or state income taxes. Should income taxes be imposed, we may make deductions from the Sub-Accounts to pay the taxes. See FEDERAL TAX CONSIDERATIONS.

SURRENDER CHARGE

A contingent surrender charge is deducted from Contract Value in the case of surrender and/or a partial withdrawal for up to 10 years from Date of Issue of the Contract. The payments you make for the Contract are the maximum amount subject to a surrender charge. Certain withdrawals may be made without surrender charges, but any part of a withdrawal that is assessed a surrender charge reduces the remaining payments that will be subject to a surrender charge in the future.

In any Contract year, you may withdraw, without a surrender charge, up to:

    - 10% of the Contract Value at the time of the withdrawal, MINUS

    - The total of any prior free withdrawals in the same Contract year ("Free 10% Withdrawal.")

The 10% Free Withdrawal amount applies to both partial withdrawals and a full surrender of the Contract.

We will apply a surrender charge only to the amount by which your requested withdrawal exceeds the remaining 10% Free Withdrawal amount for that Contract year. This excess withdrawal amount, which is subject to a surrender charge based on the table below, reduces the remaining amount of your payments that will be subject to a surrender charge in the future. If the amount of the remaining payments that are subject to a surrender charge is reduced to zero, we will no longer assess a surrender charge, even if the surrender or partial withdrawal is within 10 years of the Contract's Date of Issue. During the first Contract year, the surrender charge could be as much as 10% of your purchase payments. See the EXAMPLES, below.

The surrender charge applicable to the excess withdrawal amount will depend upon the number of years that the Contract has been in force, based on the following schedule:

                  CONTRACT YEAR*                         1          2          3          4          5          6          7
-------------------------------------------------------------------------------------------------------------------------------
                 Surrender Charge                      10.00%      9.25%      8.50%      7.75%      7.00%      6.25%      4.75%

                  CONTRACT YEAR*                       8          9         10+
--------------------------------------------------  -----------------------------
                 Surrender Charge                     3.25%      1.50%         0%

* For a Contract that lapses and reinstates, see CONTRACT TERMINATION AND REINSTATEMENT.

The amount withdrawn from Contract Value equals the amount you request plus the contingent surrender charge and the partial withdrawal transaction fee (described below).

The right to make the Free 10% Withdrawal is not cumulative from Contract year to Contract year. For example, if you withdraw only 8% of Contract Value in the second Contract year, the amount you could withdraw in future Contract years would not be increased by the amount you did not withdraw in the second Contract year.

PARTIAL WITHDRAWAL TRANSACTION FEE
For each partial withdrawal (including a Free 10% Withdrawal), we deduct a transaction fee of 2.0% of the amount withdrawn, not to exceed $25. This fee is intended to reimburse us for the cost of processing the partial withdrawal. The transaction fee applies to all partial withdrawals, including a Withdrawal without a surrender charge (described below).

EXAMPLES
In each example below, it is assumed that you have not taken any loans from the Contract.

EXAMPLE 1. Assume that you made an initial payment of $100,000 to the Contract, and that the Contract Value is $120,000 when you request a full surrender of the Contract eight months later. The amount of the Free 10% Withdrawal is $12,000 (10% of Contract Value). The amount of the Contract Value that is subject to a surrender charge is $108,000 (the $120,000 Contract Value minus the Free 10% Withdrawal of $12,000). However, the amount of the surrender charge is capped at $10,000 (the first year surrender charge of 10% times your $100,000 payment to the Contract). The Surrender Value is $110,000 (the Contract Value of $120,000 minus the surrender charge of $10,000).

EXAMPLE 2. Assume that you made an initial payment of $100,000 for the Contract, and that you request a partial withdrawal of $15,000 at the beginning of the fifth Contract year when the Contract Value is $130,000. The amount of the Free 10% Withdrawal is $13,000 (10% of the Contract Value). The amount of the partial withdrawal that is subject to a surrender charge is $2,000 (the $15,000 you requested minus the Free 10%

Withdrawal of $13,000). The amount of the surrender charge is $140 ($2,000 times the 7.00% surrender charge applicable in the fifth Contract year). The remaining Contract Value is $114,835 (the $130,000 Contract Value at the time of the withdrawal minus the $15,000 you requested, the $140 surrender charge, and the $25 partial withdrawal transaction fee). The amount of the Contract Value that is subject to a surrender charge is $98,000 (your $100,000 initial payment minus the $2,000 that was subject to the surrender charge).

Assume that, later in the same year, your Contract Value has grown to $150,000 and you make a request for a partial withdrawal of $10,000. The amount of the Free 10% Withdrawal is $2,000 (the $15,000 that is 10% of Contract Value at the time of withdrawal minus the prior Free 10% Withdrawal in that year of $13,000). The amount of the withdrawal that is subject to a surrender charge is $8,000 (the $10,000 you requested minus the current Free 10% Withdrawal of $2,000). The amount of the surrender charge is $560 ($8,000 times the 7.00% surrender charge applicable in the fifth Contract year). The remaining Contract Value is $139,415 (the $150,000 Contract Value at the time of the withdrawal minus the $10,000 you requested, the $560 surrender charge, and the $25 partial withdrawal transaction fee). The amount of the Contract Value that is subject to a surrender charge is now $90,000 (the $98,000 of the initial payment that was still subject to a surrender charge after the first withdrawal minus the $8,000 that is subject to the surrender charge at the second withdrawal).

TRANSFER CHARGES

The first 12 transfers in a Contract year are free. After that, we may deduct a transfer charge not to exceed $25 from amounts transferred in that Contract year. This charge reimburses us for the administrative costs of processing the transfer.

If you apply for automatic transfers, the first automatic transfer counts as one transfer. Each future automatic transfer is without charge and does not reduce the remaining number of transfers that may be made without charge in that Contract year or in later Contract years. However, if you change your instructions for automatic transfers, the first automatic transfer thereafter will count as one transfer.

Each of the following transfers of Contract Value from the Sub-Accounts to the Fixed Account is free and does not count as one of the 12 free transfers in a Contract year:

    - A conversion within the first 24 months from Date of Issue;

    - A transfer to the Fixed Account to secure a loan; and

    - A transfer from the Fixed Account as a result of a loan repayment.

                                 CONTRACT LOANS

You may borrow money secured by your Contract Value, both during and after the first Contract year. The total amount you may borrow is the Loan Value. The Loan Value is 90% of the Surrender Value.

The minimum loan amount is $1,000. The maximum loan is the Loan Value minus any Outstanding Loan. We will usually pay the loan within seven days after we receive the Written Request. We may delay the payment of loans as stated in OTHER CONTRACT PROVISIONS -- "Delay of Payments."

We will allocate the loan among the Sub-Accounts and the Fixed Account according to your instructions. If you do not make an allocation, we will make a Pro-rata Allocation. We will transfer Contract Value in each Sub-Account equal to the Contract loan to the Fixed Account. We will not count this transfer as a transfer subject to the transfer charge.

Contract value equal to the outstanding loan will earn monthly interest in the fixed account at an annual rate of at least 4.0% (5.5% for preferred loans). NO OTHER INTEREST WILL BE CREDITED.

PREFERRED LOAN OPTION

Any portion of the Outstanding Loan that represents earnings in this Contract may be treated as a preferred loan. You may change a preferred loan to a non-preferred loan at any time upon written request.

There is some uncertainty as to the tax treatment of a preferred loan, which may be treated as a taxable withdrawal from the Contract. Consult a qualified tax adviser (and see FEDERAL TAX CONSIDERATIONS).

LOAN INTEREST CHARGED

The Company charges interest on loans at an annual rate that is guaranteed not to exceed 6.0%. Interest is due and payable in arrears at the end of each Contract year or for as short a period as the loan may exist. Interest accrues daily. Interest not paid when due will be added to the Outstanding Loan by transferring Contract Value equal to the interest due to the Fixed Account. The interest due will bear interest at the same rate.

REPAYMENT OF OUTSTANDING LOAN

You may pay any loans before Contract lapse. We will allocate that part of the Contract Value in the Fixed Account that secured a repaid loan to the Sub-Accounts and Fixed Account according to your instructions. If you do not make a repayment allocation, we will allocate Contract Value according to your most recent payment allocation instructions. However, loan repayments allocated to the Variable Account cannot exceed Contract Value previously transferred from the Variable Account to secure the outstanding loan.

If the Outstanding Loan exceeds the Contract Value less the surrender charge, the Contract will terminate. We will mail a notice of termination to the last known address of you and any assignee. If you do not make sufficient payment within 62 days after this notice is mailed, the Contract will terminate with no value. See CONTRACT TERMINATION AND REINSTATEMENT.

EFFECT OF CONTRACT LOANS

Contract loans will permanently affect the Contract Value and Surrender Value, and may permanently affect the Death Benefit. The effect could be favorable or unfavorable, depending on whether the investment performance of the Sub-Accounts is less than or greater than the interest credited to the Contract Value in the Fixed Account that secures the loan. We will deduct any Outstanding Loan from the proceeds payable when the Insured dies or from a surrender.

                     CONTRACT TERMINATION AND REINSTATEMENT

TERMINATION

Unless the Guaranteed Death Benefit is in effect, the Contract will terminate if on a Monthly Processing Date the Surrender Value is less than $0 (zero.) If this situation occurs, the Contract will be in default. You will then have a grace period of 62 days, measured from the date of default, to make a payment sufficient to prevent termination. On the date of default, we will send a notice to you and to any assignee of record. The notice will state the payment due and the date by which it must be paid. Failure to make a sufficient payment within the grace period will result in the Contract terminating without value. If the Insured dies during the grace period, we will deduct from the Net Death Benefit any overdue charges.

REINSTATEMENT

A terminated Contract may be reinstated within three years of the date of default and before the Final Payment Date. The reinstatement takes effect on the Monthly Processing Date following the date you submit to us:

    - Written application for reinstatement;

    - Evidence of Insurability showing that the Insured is insurable according to our current underwriting rules;

    - A payment that is large enough to cover the cost of all Contract charges that were due and unpaid during the grace period;

    - A payment that is large enough to keep the Contract in force for three months; and

    - A payment or reinstatement of any loan against the Contract that existed at the end of the grace period.

Contracts which have been surrendered may not be reinstated. The Guaranteed Death Benefit may not be reinstated.

SURRENDER CHARGE -- For the purpose of measuring the surrender charge period, the Contract will be reinstated as of the date of default. The surrender charge on the date of reinstatement is the surrender charge that would have been in effect on the date of default.

CONTRACT VALUE ON REINSTATEMENT -- The Contract Value on the date of reinstatement is:

    - The payment made to reinstate the Contract and interest earned from the date the payment was received at our Principal Office, PLUS

    - The Contract Value less any Outstanding Loan on the date of default, MINUS

    - The Monthly Deductions due on the date of reinstatement.

You may reinstate any Outstanding Loan.

                           OTHER CONTRACT PROVISIONS

CONTRACT OWNER

The Contract Owner named on the specifications page of the Contract is the Insured unless another Contract Owner has been named in the application. As Contract Owner, you are entitled to exercise all rights under your Contract while the Insured is alive, with the consent of any irrevocable Beneficiary.

BENEFICIARY

The Beneficiary is the person or persons to whom the Net Death Benefit is payable on the Insured's death. Unless otherwise stated in the Contract, the Beneficiary has no rights in the Contract before the Insured dies. While the Insured is alive, you may change the Beneficiary, unless you have declared the Beneficiary to be irrevocable. If no Beneficiary is alive when the Insured dies, the Contract Owner (or the Contract Owner's estate) will be the Beneficiary. If more than one Beneficiary is alive when the Insured dies, we will pay each Beneficiary in equal shares, unless you have chosen otherwise. Where there is more than one Beneficiary, the interest of a Beneficiary who dies before the Insured will pass to surviving Beneficiaries proportionally, unless the Contract Owner has requested otherwise.

ASSIGNMENT

You may assign a Contract as collateral or make an absolute assignment. All Contract rights will be transferred to the assignee's interest. The consent of the assignee may be required to make changes in payment allocations, make transfers or to exercise other rights under the Contract. We are not bound by an assignment or release thereof, unless it is in writing and recorded at our Principal Office. When recorded, the assignment will take effect on the date the Written Request was signed. Any rights the assignment creates will be subject to any payments we made or actions we took before the assignment is recorded. We are not responsible for determining the validity of any assignment or release.

THE FOLLOWING CONTRACT PROVISIONS MAY VARY BY STATE.

LIMIT ON RIGHT TO CHALLENGE THE CONTRACT

We cannot challenge the validity of your Contract if the Insured was alive after the Contract had been in force for two years from the Date of Issue.

SUICIDE

The Net Death Benefit will not be paid if the Insured commits suicide within two years from the Date of Issue. Instead, we will pay the Beneficiary all payments made for the Contract, without interest, less any Outstanding Loan and partial withdrawals.

MISSTATEMENT OF AGE OR SEX

If the Insured's Age or sex is not correctly stated in the Contract application, we will adjust the Death Benefit and the Face Amount under the Contract to reflect the correct Age and sex. The adjustment will be based upon the ratio of the maximum payment for the Contract to the maximum payment for the Contract issued for the correct Age or sex. We will not reduce the Death Benefit to less than the Guideline Minimum Sum Insured. For a unisex Contract, there is no adjusted benefit for misstatement of sex.

DELAY OF PAYMENTS

We may delay paying any amounts derived from a payment you made by check until the check has cleared your bank. Amounts payable from the Variable Account for surrender, partial withdrawals, Net Death Benefit, Contract loans and transfers may be postponed whenever:

    - The New York Stock Exchange is closed other than customary weekend and holiday closings;

    - The SEC restricts trading on the New York Stock Exchange; or

    - The SEC determines an emergency exists, so that disposal of securities is not reasonably practicable or it is not reasonably practicable to compute the value of the Variable Account's net assets.

We reserve the right to defer amounts payable from the Fixed Account. This delay may not exceed six months. However, if payment is delayed for 30 days or more, we will pay interest at least equal to an effective annual yield of 3.0% per year for the deferment. Amounts from the Fixed Account used to make payments on Contracts that we or our affiliates issue will not be delayed.

                           FEDERAL TAX CONSIDERATIONS

The following summary of federal tax considerations is based on our understanding of the present federal income tax laws as they are currently interpreted. Legislation may be proposed which, if passed, could adversely and possibly retroactively affect the taxation of the Contracts. This summary is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. We do not address tax provisions that may apply if the Contract Owner is a corporation or the Trustee of an employee benefit plan. You should consult a qualified tax adviser to apply the law to your circumstances.

THE COMPANY AND THE VARIABLE ACCOUNT

The Company is taxed as a life insurance company under Subchapter L of the Internal Revenue Code. We file a consolidated tax return with our parent and affiliates. We do not currently charge for any income tax on the earnings or realized capital gains in the Variable Account. We do not currently charge for federal income taxes with respect to the Variable Account. A charge may apply in the future for any federal income taxes we incur. The charge may become necessary, for example, if there is a change in our tax status. Any charge would be designed to cover the federal income taxes on the investment results of the Variable Account.

Under current laws, the Company may incur state and local taxes besides premium taxes. These taxes are not currently significant. If there is a material change in these taxes affecting the Variable Account, we may charge for taxes paid or for tax reserves.

TAXATION OF THE CONTRACTS

We believe that the Contracts described in this prospectus are life insurance contracts under Section 7702 of the Code. Section 7702 affects the taxation of life insurance contracts and places limits on the total amount of premiums and on the relationship of the Contract Value to the Death Benefit. So long as the Contracts are life insurance contracts, the Net Death Benefit of the Contract is excludable from the gross income of the Beneficiary. Also, any increase in Contract Value is not taxable until received by you or your designee. Although the Company believes the Contracts are in compliance with Section 7702 of the Code, the manner in which Section 7702 should be applied to a last survivorship life insurance contract is not directly addressed by Section 7702. In absence of final regulations or other guidance issued under Section 7702, there is necessarily some uncertainty whether a Contract will meet the Section 7702 definition of a life insurance Contract. This is true particularly if the Contract Owner pays the full amount of payments permitted under the Contract. A Contract Owner contemplating the payment of such amounts should do so only after consulting a tax advisor. If a Contract were determined not to be a life insurance contract under Section 7702, it would not have most of the tax advantages normally provided by a life insurance contract.

MODIFIED ENDOWMENT CONTRACTS

A life insurance contract is treated as a "modified endowment contract" under
Section 7702A of the Code if it meets the definition of life insurance in
Section 7702 but fails the "seven-pay test" of Section 7702A. The seven-pay test provides that payments cannot be paid at a rate more rapidly than allowed by the payment of seven annual payments using specified computational rules provided in
Section 7702A. If the Contract is considered a modified endowment contract, distributions (including Contract loans, partial withdrawals, surrenders and assignments) will be taxed on an "income-first" basis and includible in gross income to the extent that the Surrender Value exceeds the Contract Owner's investment in the Contract. Any other amounts will be treated as a return of capital up to the Contract Owner's basis in the Contract. A 10% additional tax is imposed on that part of any distribution that is includible in income, unless the distribution is:

    - Made after the taxpayer becomes disabled;

    - Made after the taxpayer attains age 59 1/2; OR

    - Part of a series of substantially equal periodic payments for the taxpayer's life or life expectancy or joint life expectancies of the taxpayer and beneficiary.

The Company has designed this Contract to meet the definition of a modified endowment contract.

Any contract received in exchange for a modified endowment contract will also be a modified endowment contract. However, an exchange under Section 1035 of the Code of (1) a life insurance contract entered into before June 21, 1988 or
(2) a life insurance contract that is not itself a modified endowment contract, will not cause the new Contract to be treated as a modified endowment contract if no additional payments are paid and there is no increase in the death benefit as a result of the exchange.

All modified endowment contracts issued by the same insurance company to the same Contract Owner during any calendar period will be treated as a single modified endowment contract in computing taxable distributions.

CONTRACT LOANS

Consumer interest paid on Contract loans under an individually owned Contract is not tax deductible. A business may deduct interest on loans up to $50,000 subject to a prescribed maximum amount, provided that the Insured is a "key person" of that business. The Code defines "key person" to mean an officer or a 20% owner.

You may convert your preferred loan to a non-preferred loan. However, it is possible that, notwithstanding the conversion, some or all of the loan could be treated as a taxable withdrawal from the Contract.

DIVERSIFICATION

Federal tax law requires that the investment of each Sub-Account funding the Contracts be adequately diversified according to Treasury regulations. Although we do not have control over the investments of the Funds, we believe that the Funds currently meet the Treasury's diversification requirements. We will monitor continued compliance with these requirements.

The Treasury Department has announced that previous regulations on diversification do not provide guidance concerning the extent to which Contract Owners may direct their investments to divisions of a separate investment account. Regulations may provide guidance in the future. The Contracts or our administrative rules may be modified as necessary to prevent a Contract Owner from being considered the owner of the assets of the Variable Account.

                                 VOTING RIGHTS

Where the law requires, we will vote Fund shares that each Sub-Account holds according to instructions received from Contract Owners with Contract Value in the Sub-Account. If, under the 1940 Act or its rules, we may vote shares in our own right, whether or not the shares relate to the Contracts, we reserve the right to do so.

We will provide each person having a voting interest in a Fund with proxy materials and voting instructions. We will vote shares held in each Sub-Account for which no timely instructions are received in proportion to all instructions received for the Sub-Account. We will also vote in the same proportion our shares held in the Variable Account that do not relate to the Contracts.

We will compute the number of votes that a Contract Owner has the right to instruct on the record date established for the Fund. This number is the quotient of:

    - Each Contract Owner's Contract Value in the Sub-Account; divided by

    - The net asset value of one share in the Fund in which the assets of the Sub-Account are invested.

We may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that Fund shares be voted so as
(1) to cause to change in the sub-classification or investment objective of one or more of the Funds, or (2) to approve or disapprove an investment advisory contract for the Funds. In addition, we may disregard voting instructions that are in favor of any change in the investment policies or in any investment adviser or principal underwriter if the change has been initiated by Contract Owners or the Trustees. Our disapproval of any such change must be reasonable and, in the case of a change in investment policies or investment adviser, based on a good faith determination that such change would be contrary to state law or otherwise is inappropriate in light of the objectives and purposes of the Funds. In the event we do disregard voting instructions, a summary of and the reasons for that action will be included in the next periodic report to Contract Owners.

                DIRECTORS AND PRINCIPAL OFFICERS OF THE COMPANY

NAME AND POSITION WITH COMPANY           PRINCIPAL OCCUPATION(S) DURING PAST FIVE YEARS
------------------------------           ----------------------------------------------
Bruce C. Anderson                     Director (since 1996) and Vice President (since 1984)
  Director and Vice President         of First Allmerica
Warren E. Barnes                      Vice President (since 1996) and Corporate Controller
  Vice President and Corporate        (since 1998) of First Allmerica
  Controller
Mark R. Colborn                       Director (since 2000) and Vice President (since 1992)
  Director and Vice President         of First Allmerica
Charles F. Cronin                     Secretary and Counsel (since 2000) of First
  Secretary                           Allmerica; Counsel (since 1996) of First Allmerica;
                                      Attorney (1991-1996) of Nutter, McClennen & Fish
J. Kendall Huber                      Director, Vice President and General Counsel (since
  Director, Vice President and        2000) of First Allmerica; Vice President (1999) of
  General Counsel                     Promos Hotel Corporation; Vice President and Deputy
                                      General Counsel (1998-1999) of Legg Mason, Inc.; Vice
                                      President and Deputy General Counsel (1995-1998) of
                                      USF&G Corporation
Mark A. Hug                           Director (since 2001) and Vice President (since 2000)
  Director, President and Chief       of First Allmerica; Senior Vice President of Life and
  Executive Officer                   Annuity Products (1997-1999) for The Equitable Life
                                      Assurance Society
John P. Kavanaugh                     Director and Chief Investment Officer (since 1996)
  Director, Vice President and Chief  and Vice President (since 1991) of First Allmerica;
  Investment Officer                  Director (since 1996) and President (since 1995) of
                                      Allmerica Asset Management, Inc.
Mark C. McGivney                      Vice President (since 1997) and Treasurer (since
  Treasurer                           2000) of First Allmerica; Associate, Investment
                                      Banking (1996-1997) of Merrill Lynch & Co.
John F. O'Brien                       Director, President and Chief Executive Officer
  Director and Chairman of the Board  (since 1989) of First Allmerica

NAME AND POSITION WITH COMPANY           PRINCIPAL OCCUPATION(S) DURING PAST FIVE YEARS
------------------------------           ----------------------------------------------
Edward J. Parry, III                  Director and Chief Financial Officer (since 1996),
  Director, Vice President and Chief  Vice President (since 1993) and Treasurer (1993-2000)
  Financial Officer                   of First Allmerica
Richard M. Reilly                     Director (since 1996), Vice President (1990-2001) and
  Director and Senior Vice President  Senior Vice President (since 2001) of First
                                      Allmerica; Senior Vice President (since 2002),
                                      Director (since 1990), President and Chief Executive
                                      Officer (1995-2001) of Allmerica Financial Life
                                      Insurance and Annuity Company; Director and President
                                      (since 1998) of Allmerica Financial Investment
                                      Management Services, Inc.
Robert P. Restrepo, Jr. Director      Director and Vice President (since 1998) of First
                                      Allmerica; Chief Executive Officer (1996 to 1998) of
                                      Travelers Property & Casualty; Senior Vice President
                                      (1993 to 1996) of Aetna Life & Casualty Company
Gregory D. Tranter                    Director and Vice President (since 2000) of First
  Director and Vice President         Allmerica; Vice President (1996-1998) of Travelers
                                      Property & Casualty; Director of Geico Team
                                      (1983-1996) of Aetna Life & Casualty

                                  DISTRIBUTION

Allmerica Investments, Inc., an indirect wholly-owned subsidiary of First Allmerica, acts as the principal underwriter and general distributor of the Contracts. Allmerica Investments, Inc. is registered with the SEC as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD"). Broker-dealers sell the Contracts through their registered representatives who are appointed by us.

The Company pays commissions generally not to exceed 10% of the payment to broker-dealers which sell the Contracts. Alternative commission schedules are available with lower initial commission amounts, plus ongoing annual compensation generally up to 1.00% of Contract Value. However, the Company may pay higher commissions under certain circumstances. To the extent permitted by NASD rules, overrides and promotional incentives or payments may also be provided to General Agents, independent marketing organizations, and broker-dealers based on sales volumes, the assumption of wholesaling functions or other sales-related criteria. Other payments may be made for other services that do not directly involve the sale of the Contracts. These services may include the recruitment and training of personnel, production of promotional literature, and similar services.

We intend to recoup commissions and other sales expenses through a combination of the contingent surrender charge, distribution expense charge and investment earnings on amounts allocated under the Contracts to the Fixed Account in excess of the interest credited on amounts in the Fixed Account. Commissions paid on the Contracts, including other incentives or payments, are not charged to Contract Owners or to the Separate Account.

                                    REPORTS

We will maintain the records for the Variable Account. We will promptly send you statements of transactions under your Contract, including:

    - Payments;

    - Transfers among Sub-Accounts and the Fixed Account;

    - Partial withdrawals;

    - Increases in loan amount or loan repayments;

    - Lapse or termination for any reason; and

    - Reinstatement.

We will send an annual statement to you that will summarize all of the above transactions and deductions of charges during the Contract year. It will also set forth the status of the Death Benefit, Contract Value, Surrender Value, amounts in the Sub-Accounts and Fixed Account, and any Contract loans. The Owner should review the information in all statements carefully. All errors or corrections must be reported to the Company immediately to assure proper crediting to the Contract. The Company will assume that all transactions are accurately reported on confirmation statements and quarterly/annual statements unless the Owner notifies the Principal Office in writing within 30 days after receipt of the statement. We will send you reports containing financial statements and other information for the Variable Account and the Funds as the 1940 Act requires.

                               LEGAL PROCEEDINGS

There are no pending legal proceedings to which the Variable Account is a party, or to which the assets of the Variable Account are subject. The Company and Allmerica Investments Inc. are not involved in any litigation that is of material importance in relation to their total assets or that relates to the Variable Account.

               ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS

We reserve the right, subject to law, to make additions to, deletions from, or substitutions for the shares that are held in the Sub-Accounts. We may redeem the shares of a Fund and substitute shares of another registered open-end management company, if:

    - The shares of the Fund are no longer available for investment; or

    - In our judgment further investment in the Fund would be improper based on the purposes of the Variable Account or the affected Sub-Account.

Where the 1940 Act or other law requires, we will not substitute any shares respecting a Contract interest in a Sub-Account without notice to Contract Owners and prior approval of the SEC and state insurance authorities. The Variable Account may, as the law allows, purchase other securities for other contracts or allow a conversion between contracts on a Contract Owner's request.

We reserve the right to establish additional Sub-Accounts funded by a new fund or by another investment company. Subject to law, we may, in our sole discretion, establish new Sub-Accounts or eliminate one or more Sub-Accounts.

Shares of the Funds are issued to other separate accounts of the Company and its affiliates that fund variable annuity contracts ("mixed funding"). Shares of the Funds may also be issued to other unaffiliated insurance companies ("shared funding"). It is conceivable that in the future such mixed funding or shared funding may be disadvantageous for variable life contract owners or variable annuity contract owners. The Company and the Funds do not believe that mixed funding is currently disadvantageous to either variable life insurance contract owners or variable annuity contract owners. The Company will monitor events to identify any material conflicts among contract owners because of mixed funding. If the Company concludes that separate funds should be established for variable life and variable annuity separate accounts, we will bear the expenses.

We may change the Contract to reflect a substitution or other change and will notify Contract Owners of the change. Subject to any approvals the law may require, the Variable Account or any Sub-Accounts may be:

    - Operated as a management company under the 1940 Act;

    - Deregistered under the 1940 Act if registration is no longer required; or

    - Combined with other Sub-Accounts or our other separate accounts.

                              FURTHER INFORMATION

We have filed a registration statement under the Securities Act of 1933 ("1933 Act") for this offering with the SEC. Under SEC rules and regulations, we have omitted from this Prospectus parts of the registration statement and amendments. Statements contained in this prospectus are summaries of the Contract and other legal documents. The complete documents and omitted information may be obtained from the SEC's principal office in Washington, D.C., on payment of the SEC's prescribed fees.

                    MORE INFORMATION ABOUT THE FIXED ACCOUNT

This Prospectus serves as a disclosure document only for the aspects of the Contract relating to the Variable Account. For complete details on the Fixed Account, read the Contract itself. The Fixed Account and other interests in the General Account are not regulated under the 1933 Act or the 1940 Act because of exemption and exclusionary provisions. 1933 Act provisions on the accuracy and completeness of statements made in prospectuses may apply to information on the fixed part of the Contract and the Fixed Account. The SEC has not reviewed the disclosures in this section of the prospectus.

GENERAL DESCRIPTION

You may allocate part or all of your payment to accumulate at a fixed rate of interest in the Fixed Account. The Fixed Account is a part of our General Account. The General Account is made up of all of our general assets other than those allocated to any separate account. Allocations to the Fixed Account become part of our General Account assets and are used to support insurance and annuity obligations.

FIXED ACCOUNT INTEREST

We guarantee amounts allocated to the Fixed Account as to principal and a minimum rate of interest. We will credit amounts allocated to the Fixed Account with interest at an effective annual yield of at least 4.0%, compounded daily. "Excess interest" may or may not be credited at our sole discretion. We will guarantee initial rates on amounts allocated to the Fixed Account, either as a payment or a transfer, to the next Contract anniversary.

Contract loans may also be made from the Contract Value in the Fixed Account. We will credit that part of the Contract Value that is equal to any Outstanding Loan with interest at an effective annual yield of at least 4.0% (5.5% for preferred loans).

We may delay transfers, surrenders, partial withdrawals, Net Death Benefits and Contract loans up to six months. However, if payment is delayed for 30 days or more, we will pay interest at least equal to an effective annual yield of 3.0% per year for the deferment. Amounts from the Fixed Account used to make payments on Contracts that we or our affiliates issue will not be delayed.

TRANSFERS, SURRENDERS, AND PARTIAL WITHDRAWALS

If a Contract is surrendered or if a partial withdrawal is made, a surrender charge and/or partial withdrawal charge may be imposed. We deduct partial withdrawals from Contract Value allocated to the Fixed Account on a last-in/first out basis. This means that the last payments allocated to Fixed Account will be withdrawn first.

The first 12 transfers in a Contract year are free. After that, we may deduct a transfer charge not to exceed $25 for each transfer in that Contract year. The transfer privilege is subject to our consent and to our then current rules.

                            INDEPENDENT ACCOUNTANTS

The consolidated financial statements of the Company as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001, and the financial statements of the Allmerica Select Separate Account III of the Company as of December 31, 2001 and for the periods indicated, included in this Prospectus constituting part of this Registration Statement, have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                              FINANCIAL STATEMENTS

Financial Statements for the Company are included in this Prospectus, beginning immediately after the Appendices. The financial statements of the Company should be considered only as bearing on our ability to meet our obligations under the Contract. They should not be considered as bearing on the investment performance of the assets held in the Variable Account.

                                   APPENDIX A
                      GUIDELINE MINIMUM SUM INSURED TABLE

The Guideline Minimum Sum Insured is a percentage of the Contract Value. The factors for the Guideline Minimum Sum Insured will meet or exceed the requirements under federal tax regulations, as set forth in the table below. The Guideline Minimum Sum Insured factors applicable to your contract are set forth in its specifications pages.

                         GUIDELINE MINIMUM SUM INSURED

                      Age of Insured                        Percentage of
                     on Date of Death                       Policy Value
                     ----------------                       ------------
  40 and under............................................      250%
  41......................................................      245%
  42......................................................      240%
  43......................................................      235%
  44......................................................      220%
  45......................................................      215%
  46......................................................      209%
  47......................................................      203%
  48......................................................      197%
  49......................................................      191%
  50......................................................      185%
  51......................................................      178%
  52......................................................      171%
  53......................................................      164%
  54......................................................      157%
  55......................................................      150%
  56......................................................      146%
  57......................................................      142%
  58......................................................      138%
  59......................................................      134%
  60......................................................      130%
  61......................................................      128%
  62......................................................      126%
  63......................................................      124%
  64......................................................      122%
  65......................................................      120%
  70......................................................      115%
  71......................................................      113%
  72......................................................      111%
  73......................................................      109%
  74......................................................      107%
  75-90...................................................      105%
  91......................................................      104%
  92......................................................      103%
  93......................................................      102%
  94......................................................      101%
  95 and above............................................      100%

                                   APPENDIX B
                          OPTIONAL INSURANCE BENEFITS

This Appendix provides only a summary of other optional insurance benefits. For more information, contact your representative. Certain optional benefits may not be available in all states.

GUARANTEED DEATH BENEFIT

This optional benefit provides a guaranteed Net Death Benefit which is the greater of (a) the Face Amount as of the Final Payment Date or (b) the Contract Value as of the date due proof of death is received by the Company, reduced by any Outstanding Loan through the Contract month in which the Insured dies. If the Contract Owner pays an initial payment equal to the Guideline Single Premium, the Contract will be issued with the Guaranteed Death Benefit at no additional charge. The Guaranteed Death Benefit may terminate under certain circumstances. See THE CONTRACT -- "Death Benefit" -- "Guaranteed Death Benefit."

LIFE INSURANCE 1035 EXCHANGE RIDER

This rider provides preferred loan rates to: (a) any outstanding loan carried over from an exchanged policy, the proceeds of which are applied to purchase the Contract; and (b) a percentage of the gain under the exchanged policy, less the outstanding policy loans carried over to the Contract, as of the date of exchange. There is no additional charge for this rider.

The following supplemental benefit is available under the Policy for an additional charge:

OPTION TO ACCELERATE BENEFITS (LIVING BENEFITS) RIDER

This rider allows part of the Contract proceeds to be available before death if the Insured becomes terminally ill or is permanently confined to a nursing home.

                                   APPENDIX C
                                PAYMENT OPTIONS

PAYMENT OPTIONS

On Written Request, the Surrender Value or all or part of any payable Net Death Benefit may be paid under one or more payment options then offered by the Company. If you do not make an election, we will pay the benefits in a single sum. If a payment option is selected, the Beneficiary may pay to us any amount that would otherwise be deducted from the Death Benefit. A certificate will be provided to the payee describing the payment option selected.

The amounts payable under a payment option are paid from the Fixed Account. These amounts are not based on the investment experience of the Variable Account. The amounts payable under these options, for each $1,000 applied, will be:

    (a) the rate per $1,000 of benefit based on our non-guaranteed current benefit option rates for this class of Contracts, or

    (b) the rate in your Contract for the applicable benefit option, whichever is greater.

If you choose a benefit option, the Beneficiary may, when filing a proof of claim, pay us any amount that otherwise would be deducted from the proceeds.

OPTION A: BENEFITS FOR A SPECIFIED NUMBER OF YEARS -- We will make equal payments for any selected number of years up to 30 years. These payments may be made annually, semi-annually, quarterly or monthly, whichever you choose.

OPTION B: LIFETIME MONTHLY BENEFIT -- Benefits are based on the age of the person who receives the money (called the payee) on the date the first payment will be made. You may choose one of the three following options to specify when benefits will cease:

    - when the payee dies with no further benefits due (Life Annuity);

    - when the payee dies but not before the total benefit payments made by us equals the amount applied under this option (Life Annuity with Installment Refund); or

    - when the payee dies but not before 10 years have elapsed from the date of the first payment (Life Annuity with payments Guaranteed for 10 years).

OPTION C: INTEREST BENEFITS -- We will pay interest at a rate we determine each year. It will not be less than 3% per year. We will make payments annually, semi-annually, quarterly, or monthly, whichever is preferred. These benefits will stop when the amount left has been withdrawn. If the payee dies, any unpaid balance plus accrued interest will be paid in a lump sum.

OPTION D: BENEFITS FOR A SPECIFIED AMOUNT -- Interest will be credited to the unpaid balance and we will make payments until the unpaid balance is gone. We will credit interest at a rate we determine each year, but not less than 3%. We will make payments annually, semi-annually, quarterly, or monthly, whichever is preferred. The benefit level chosen must provide for an annual benefit of at least 8% of the amount applied.

OPTION E: LIFETIME MONTHLY BENEFITS FOR TWO PAYEES -- We will pay a benefit jointly to two payees during their joint lifetime. After one payee dies, the benefits to the survivor will be:

    - the same as the original amount, or

    - in an amount equal to 2/3 of the original amount.

Benefits are based on the payees' ages on the date the first payment is due. Benefits will end when the second payee dies.

SELECTION OF PAYMENT OPTIONS

The amount applied under any one option for any one payee must be at least $5,000. The periodic payment for any one payee must be at least $50. Subject to the Contract Owner and Beneficiary provisions, any option selection may be changed before the Net Death Benefit become payable. If you make no selection, the Beneficiary may select an option when the Net Death Benefit becomes payable.

    - If the amount of the monthly benefit under Option B for the age of the payee is the same for different periods certain, the payee will be entitled to the longest period certain for the payee's age.

    - You may give the Beneficiary the right to change from Option C or D to any other option at any time. If Option C or D is chosen by the payee when this Contract becomes a claim, the payee may reserve the right to change to any other option. The payee who elects to change options must be the payee under the option selected.

ADDITIONAL DEPOSITS

An additional deposit may be added to any proceeds when they are applied under Option B and E. We reserve the right to limit the amount of any additional deposit. We may levy a charge of no more than 3% on any additional deposits.

RIGHTS AND LIMITATIONS

A payee has no right to assign any amount payable under any option, nor to demand a lump sum benefit in place of any amount payable under Options B or E. A payee will have the right to receive a lump sum in place of installments under Option A. The payee must provide us with a Written Request to reserve this right. If the right to receive a lump sum is exercised, we will determine the lump sum benefit at the same interest rates used to calculate the installments. The amount left under Option C and any unpaid balance under Option D, may be withdrawn only as noted in the Written Request selecting the option.

A corporate or fiduciary payee may select only Option A, C or D, subject to our approval.

PAYMENT DATES

The first payment under any option, except Option C, will be due on the date this Contract matures, by death or otherwise, unless another date is designated. Benefits under Option C begin at the end of the first benefit period.

The last payment under any option will be made as stated in the option's description. However, if a payee under Options B or E dies before the due date of the second monthly payment, the amount applied, minus the first monthly payment, will be paid in a lump sum or under any option other than Option E. This payment will be made to the surviving payee under Option E or the succeeding payee under Option B.

BENEFIT RATES

The Benefit Option Tables in your Contract show benefit amounts for Option A, B and E. If you choose one of these options, either within five years of the date of surrender or the date the proceeds are otherwise payable, we will apply either the benefit rates listed in the Tables, or the rates we use on the date the proceeds are paid, whichever is more favorable. Benefits that begin more than five years after that date, or as a result of additional deposits, will be based on the rates we use on the date the first benefit is due.

                                   APPENDIX D
                ILLUSTRATIONS OF DEATH BENEFIT, CONTRACT VALUES
                            AND ACCUMULATED PAYMENTS

The following tables illustrate the way in which a Contract's Death Benefit and Contract Value could vary over an extended period.

ASSUMPTIONS

The tables illustrate the following Contracts: a Contract issued to a male, age 55, under a standard underwriting class and qualifying for the non-tobacco user discount; a Contract issued on a unisex basis to an Insured, age 55, under a standard underwriting class and qualifying for the non-tobacco user discount; a Second-to-Die Contract issued to a male, age 65, under a standard Underwriting Class and qualifying for the non-tobacco user discount and a female, age 65, under a standard Underwriting Class and qualifying for the non-tobacco user discount; and a Second-to-Die Contract issued on a unisex basis to two Insureds both age 65, under a standard Underwriting Class and qualifying for the non-tobacco user discount. The tables illustrate the guaranteed insurance protection rates and the current insurance protection rates as presently in effect. On request, we will provide a comparable illustration based on the proposed Insured's age, sex, and Underwriting Class, and a specified payment.

The tables illustrate Contract Values based on the assumptions that no Contract loans have been made, that no partial withdrawals have been made, and that no more than 12 transfers have been made in any Contract year (so that no transaction or transfer charges have been incurred).

The tables assume that the initial payment is allocated to and remains in the Variable Account for the entire period shown. They are based on hypothetical gross investment rates of return for the Fund (i.e., investment income and capital gains and losses, realized or unrealized) equal to constant gross annual rates of 0%, 6%, and 12%. The second column of the tables shows the amount that would accumulate if the initial payment was invested to earn interest (after taxes) at 5% compounded annually.

The Contract Values and Death Benefit would be different from those shown if the gross annual investment rates of return averaged 0%, 6%, and 12% over a period of years, but fluctuated above or below the averages for individual Contract years. The values would also be different depending on the allocation of the Contract's total Contract Value among the Sub-Accounts, if the rates of return averaged 0%, 6% or 12, but the rates of each Fund varied above and below the averages.

The hypothetical returns shown in the table do not reflect any charges for income taxes against the Variable Account since no charges are currently made. However, if in the future the charges are made, to produce illustrated Death Benefits and Contract Value, the gross annual investment rate of return would have to exceed 0%, 6% or 12% by a sufficient amount to cover the tax charges.

DEDUCTIONS FOR CHARGES
The amounts shown for the Death Proceeds and Contract Values take into account the deduction from payment for the tax expense charge, the Monthly Deductions from Contract Value (including the administrative charge (equivalent to 0.20% on an annual basis), and the distribution charge (equivalent to 0.90% on an annual basis, for the first ten Contract years only), and the daily charge against the Variable Account for mortality and expense risks (0.90% on an annual basis). In both the Current Cost of Insurance Charges illustrations and Guaranteed Cost of Insurance Charges illustrations, the Variable Account charges currently are equivalent to an effective annual rate of 0.90% of the average daily value of the assets in the Variable Account.

EXPENSES OF THE UNDERLYING FUNDS
The amounts shown in the tables also take into account the Underlying Fund advisory fees and operating expenses. These are assumed to be at an annual rate of 1.10% of the average daily net assets of the Underlying Funds, which is the approximate average of the expenses of the Underlying Funds in 2001. The actual fees and expenses of each Underlying Fund vary, and, in 2001, ranged from an annual rate of 0.49% to an annual rate of 1.84% of average daily net assets. The fees and expenses associated with the Contract may be more or less than 1.10% in the aggregate, depending upon how you make allocations of the Contract Value among the Sub-Accounts.

Through December 31, 2002, Allmerica Financial Investment Management
Services, Inc. ("AFIMS") has declared a voluntary expense limitation of 1.50% of average net assets for AIT Select International Equity Fund, 1.35% for AIT Select Aggressive Growth Fund and AIT Select Capital Appreciation Fund, 1.25% for AIT Select Value Opportunity Fund, 1.20% for AIT Select Growth Fund, AIT Select Strategic Growth Fund, and AIT Core Equity Fund, 1.10% for AIT Select Growth and Income Fund, 1.00% for AIT Select Strategic Income Fund, AIT Select Investment Grade Income Fund, and AIT Government Bond Fund, and 0.60% for AIT Equity Index Fund and AIT Money Market Fund. The total operating expenses of the funds were less than their respective expense limitations throughout 2001. In addition, through December 31, 2002, AFIMS has agreed to voluntarily waive its management fee to the extent that expenses of the AIT Select Emerging Markets Fund exceed 2.00% of the Fund's average daily net assets, except that such waiver shall not exceed the net amount of management fees earned by AFIMS from the Fund after subtracting fees paid by AFIMS to a sub-advisor. Through
December 31, 2002, the AIT Select Value Opportunity Fund's management fee rate has been voluntarily limited to an annual rate of 0.90% of average daily net assets, and total expenses are limited to 1.25% of average daily net assets. The declaration of a voluntary management fee or expense limitation in any year does not bind AFIMS to declare future expense limitations with respect to these Funds. The limitations may be terminated at anytime.

The advisor of the AIM V.I. Basic Value Fund has contractually agreed to waive advisory fees or reimburse expenses of Series I and Series II shares to the extent necessary to limit Total Annual Fund Operating Expenses (excluding
Rule 12b-1 Plan fees, if any, interest, taxes, dividend expense on short sales, extraordinary items and increases in expenses due to expense offset arrangements, if any) to 1.30%. Further, the Fund's distributor has agreed to reimburse Rule 12b-1 Distribution Plan fees to the extent necessary to limit Series II Total Annual Fund Operating Expenses to 1.45%.

As of May 1, 2002, the investment Advisor of AllianceBernstein Small Cap Value Portfolio and AllianceBernstein Value Portfolio agreed to waive its fee and to reimburse the additional operating expenses to the extent necessary to limit Total Operating Expenses on an annual basis to 1.45% of the average daily net assets. This arrangement may be discontinued at any time. Absent any waiver or reimbursement in 2001, the Total Operating Expenses would have been 3.17% for Alliance Bernstein Small Cap Portfolio and 2.47% for Alliance Bernstein Value Portfolio.

For Fidelity VIP III Value Strategies Portfolio (Service Class 2), Fidelity Management & Research Company (FMR) has voluntarily agreed to reimburse the Service Class 2 to the extent that total operating expenses (excluding interest, taxes, certain securities lending costs, brokerage commissions, and extraordinary expenses), as a percentage of its average net assets, exceed 1.25%. This arrangement may be discontinued by FMR at any time.

For FT VIP Franklin Small Cap Fund, FT VIP Franklin Small Cap Value Securities Fund and FT VIP Templeton Foreign Securities Fund, the managers have agreed in advance to make estimated reductions of 0.08%, 0.03% and 0.01%, respectively, of their fees to reflect reduced services resulting from the Funds' investments in a Franklin Templeton money fund. These reductions are required by the Funds' Board of Trustees and an order by the Securities and Exchange Commission. Without these reductions the Total Annual Fund Operating Expenses are estimated to be 1.09%, 1.05% and 1.16%, respectively.

MFS has contractually agreed, subject to reimbursement, to bear the MFS-Registered Trademark- Mid Cap Growth Series and MFS-Registered Trademark-New Discovery Series expenses such that "Other Expenses" (after taking into account the expense offset arrangement described above) do not exceed 0.15% annually. These contractual fee arrangements will continue until at least
May 1, 2003, unless changed with the consent of the board of trustees which oversees the series. Absent this reimbursement, total expenses would have been higher and would equal 1.34% for MFS-Registered Trademark- New Discovery Series and 1.20% for MFS-Registered Trademark- Mid Cap Growth Series.

The Underlying Fund information above was provided by the Underlying Funds and was not independently verified by the Company.

NET ANNUAL RATES OF INVESTMENT
Taking into account the Separate Account mortality and expense risk charge of 0.90%, and the assumed 1.10% charge for Underlying Fund advisory fees and operating expenses, the gross annual rates of investment return of 0%, 6% and 12% correspond to net annual rates of -2.00%, 4.00% and 10.00%, respectively.

The hypothetical returns shown in the table do not reflect any charges for income taxes against the Separate Account since no charges are currently made. However, if in the future such charges are made, in order to produce illustrated death benefits and Contract Values, the gross annual investment rate of return would have to exceed 0%, 6% or 12% by a sufficient amount to cover the tax charges.

UPON REQUEST, THE COMPANY WILL PROVIDE A COMPARABLE ILLUSTRATION BASED UPON THE PROPOSED INSURED'S AGE AND UNDERWRITING CLASSIFICATION, AND THE REQUESTED FACE AMOUNT, SUM INSURED OPTION, AND OPTIONAL BENEFITS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                                ALLMERICA SPL II

                                                           MALE NONSMOKER AGE 55
                                                 SPECIFIED FACE AMOUNT = $74,596

                       CURRENT COST OF INSURANCE CHARGES

           PREMIUMS
             PAID          HYPOTHETICAL 0%               HYPOTHETICAL 6%               HYPOTHETICAL 12%
             PLUS      GROSS INVESTMENT RETURN       GROSS INVESTMENT RETURN        GROSS INVESTMENT RETURN
           INTEREST  ----------------------------  ----------------------------  -----------------------------
 CONTRACT   AT 5%    SURRENDER  CONTRACT   DEATH   SURRENDER  CONTRACT   DEATH   SURRENDER  CONTRACT   DEATH
   YEAR    PER YEAR    VALUE     VALUE    BENEFIT    VALUE     VALUE    BENEFIT    VALUE     VALUE    BENEFIT
 --------  --------  ---------  --------  -------  ---------  --------  -------  ---------  --------  --------
    1       26,250    21,228     23,728   74,596    22,680     25,180   74,596     24,133    26,633    74,596
    2       27,563    20,549     22,861   74,596    23,434     25,746   74,596     26,490    28,802    74,596
    3       28,941    19,901     22,026   74,596    24,199     26,324   74,596     29,023    31,148    74,596
    4       30,388    19,284     21,222   74,596    24,978     26,916   74,596     31,748    33,685    74,596
    5       31,907    18,696     20,446   74,596    25,770     27,520   74,596     34,679    36,429    74,596
    6       33,502    18,137     19,700   74,596    26,576     28,138   74,596     37,834    39,396    74,596
    7       35,178    17,793     18,980   74,596    27,583     28,771   74,596     41,418    42,605    74,596
    8       36,936    17,474     18,287   74,596    28,604     29,417   74,596     45,263    46,076    74,596
    9       38,783    17,244     17,619   74,596    29,703     30,078   74,596     49,453    49,828    74,596
   10       40,722    16,975     16,975   74,596    30,753     30,753   74,596     53,887    53,887    74,596
   11       42,758    16,536     16,536   74,596    31,792     31,792   74,596     58,921    58,921    79,543
   12       44,896    16,109     16,109   74,596    32,866     32,866   74,596     64,425    64,425    86,330
   13       47,141    15,692     15,692   74,596    33,976     33,976   74,596     70,444    70,444    93,690
   14       49,498    15,286     15,286   74,596    35,124     35,124   74,596     77,025    77,025   101,673
   15       51,973    14,891     14,891   74,596    36,310     36,310   74,596     84,220    84,220   110,329
   16       54,572    14,506     14,506   74,596    37,536     37,536   74,596     92,088    92,088   119,714
   17       57,300    14,130     14,130   74,596    38,804     38,804   74,596    100,691   100,691   128,884
   18       60,165    13,765     13,765   74,596    40,115     40,115   74,596    110,097   110,097   140,924
   19       63,174    13,409     13,409   74,596    41,470     41,470   74,596    120,382   120,382   154,089
   20       66,332    13,062     13,062   74,596    42,871     42,871   74,596    131,628   131,628   168,484
 Age 60     31,907    18,696     20,446   74,596    25,770     27,520   74,596     34,679    36,429    74,596
 Age 65     40,722    16,975     16,975   74,596    30,753     30,753   74,596     53,887    53,887    74,596
 Age 70     51,973    14,891     14,891   74,596    36,310     36,310   74,596     84,220    84,220   110,329
 Age 75     66,332    13,062     13,062   74,596    42,871     42,871   74,596    131,628   131,628   168,484

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY. THEY ARE NOT A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. INVESTMENT RESULTS WILL DEPEND ON INVESTMENT ALLOCATIONS AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS. THESE HYPOTHETICAL INVESTMENT RATES OF RETURN MAY NOT BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD. VALUES WOULD BE DIFFERENT FROM THOSE SHOWN IF THE RATES OF RETURN AVERAGED THE HYPOTHETICAL 0%, 6%, AND 12%, BUT FLUCTUATED ABOVE AND BELOW THE AVERAGE IN INDIVIDUAL CONTRACT YEARS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                                ALLMERICA SPL II

                                                           MALE NONSMOKER AGE 55
                                                 SPECIFIED FACE AMOUNT = $74,596

                      GUARANTEED COST OF INSURANCE CHARGES

           PREMIUMS
             PAID          HYPOTHETICAL 0%               HYPOTHETICAL 6%               HYPOTHETICAL 12%
             PLUS      GROSS INVESTMENT RETURN       GROSS INVESTMENT RETURN        GROSS INVESTMENT RETURN
           INTEREST  ----------------------------  ----------------------------  -----------------------------
 CONTRACT   AT 5%    SURRENDER  CONTRACT   DEATH   SURRENDER  CONTRACT   DEATH   SURRENDER  CONTRACT   DEATH
   YEAR    PER YEAR    VALUE     VALUE    BENEFIT    VALUE     VALUE    BENEFIT    VALUE     VALUE    BENEFIT
 --------  --------  ---------  --------  -------  ---------  --------  -------  ---------  --------  --------
    1       26,250    20,969     23,469   74,596    22,423     24,923   74,596     23,877    26,377    74,596
    2       27,563    19,977     22,290   74,596    22,870     25,182   74,596     25,937    28,250    74,596
    3       28,941    18,962     21,087   74,596    23,279     25,404   74,596     28,135    30,260    74,596
    4       30,388    17,920     19,857   74,596    23,648     25,585   74,596     30,488    32,425    74,596
    5       31,907    16,837     18,587   74,596    23,964     25,714   74,596     33,004    34,754    74,596
    6       33,502    15,711     17,273   74,596    24,226     25,789   74,596     35,708    37,270    74,596
    7       35,178    14,713     15,901   74,596    24,607     25,794   74,596     38,802    39,989    74,596
    8       36,936    13,646     14,458   74,596    24,909     25,722   74,596     42,124    42,937    74,596
    9       38,783    12,554     12,929   74,596    25,181     25,556   74,596     45,763    46,138    74,596
   10       40,722    11,285     11,285   74,596    25,273     25,273   74,596     49,624    49,624    74,596
   11       42,758     9,617      9,617   74,596    25,100     25,100   74,596     53,932    53,932    74,596
   12       44,896     7,790      7,790   74,596    24,794     24,794   74,596     58,694    58,694    78,650
   13       47,141     5,779      5,779   74,596    24,331     24,331   74,596     63,852    63,852    84,924
   14       49,498     3,557      3,557   74,596    23,687     23,687   74,596     69,419    69,419    91,633
   15       51,973     1,091      1,091   74,596    22,833     22,833   74,596     75,421    75,421    98,802
   16       54,572         0          0   74,596    21,721     21,721   74,596     81,881    81,881   106,446
   17       57,300         0          0   74,596    20,290     20,290   74,596     88,856    88,856   113,736
   18       60,165         0          0   74,596    18,473     18,473   74,596     96,298    96,298   123,262
   19       63,174         0          0   74,596    16,171     16,171   74,596    104,203   104,203   133,380
   20       66,332         0          0   74,596    13,281     13,281   74,596    112,566   112,566   144,085
 Age 60     31,907    16,837     18,587   74,596    23,964     25,714   74,596     33,004    34,754    74,596
 Age 65     40,722    11,285     11,285   74,596    25,273     25,273   74,596     49,624    49,624    74,596
 Age 70     51,973     1,091      1,091   74,596    22,833     22,833   74,596     75,421    75,421    98,802
 Age 75     66,332         0          0   74,596    13,281     13,281   74,596    112,566   112,566   144,085

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY. THEY ARE NOT A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. INVESTMENT RESULTS WILL DEPEND ON INVESTMENT ALLOCATIONS AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS. THESE HYPOTHETICAL INVESTMENT RATES OF RETURN MAY NOT BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD. VALUES WOULD BE DIFFERENT FROM THOSE SHOWN IF THE RATES OF RETURN AVERAGED THE HYPOTHETICAL 0%, 6%, AND 12%, BUT FLUCTUATED ABOVE AND BELOW THE AVERAGE IN INDIVIDUAL CONTRACT YEARS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                                ALLMERICA SPL II

                                                         UNISEX NONSMOKER AGE 55
                                                 SPECIFIED FACE AMOUNT = $76,948

                       CURRENT COST OF INSURANCE CHARGES

           PREMIUMS
             PAID          HYPOTHETICAL 0%               HYPOTHETICAL 6%               HYPOTHETICAL 12%
             PLUS      GROSS INVESTMENT RETURN       GROSS INVESTMENT RETURN        GROSS INVESTMENT RETURN
           INTEREST  ----------------------------  ----------------------------  -----------------------------
 CONTRACT   AT 5%    SURRENDER  CONTRACT   DEATH   SURRENDER  CONTRACT   DEATH   SURRENDER  CONTRACT   DEATH
   YEAR    PER YEAR    VALUE     VALUE    BENEFIT    VALUE     VALUE    BENEFIT    VALUE     VALUE    BENEFIT
 --------  --------  ---------  --------  -------  ---------  --------  -------  ---------  --------  --------
    1       26,250    21,228     23,728   76,948    22,680     25,180   76,948     24,133    26,633    76,948
    2       27,563    20,549     22,861   76,948    23,434     25,746   76,948     26,490    28,802    76,948
    3       28,941    19,901     22,026   76,948    24,199     26,324   76,948     29,023    31,148    76,948
    4       30,388    19,284     21,222   76,948    24,978     26,916   76,948     31,748    33,685    76,948
    5       31,907    18,696     20,446   76,948    25,770     27,520   76,948     34,679    36,429    76,948
    6       33,502    18,137     19,700   76,948    26,576     28,138   76,948     37,834    39,396    76,948
    7       35,178    17,793     18,980   76,948    27,583     28,771   76,948     41,418    42,605    76,948
    8       36,936    17,474     18,287   76,948    28,604     29,417   76,948     45,263    46,076    76,948
    9       38,783    17,244     17,619   76,948    29,703     30,078   76,948     49,453    49,828    76,948
   10       40,722    16,975     16,975   76,948    30,753     30,753   76,948     53,887    53,887    76,948
   11       42,758    16,536     16,536   76,948    31,792     31,792   76,948     58,921    58,921    79,543
   12       44,896    16,109     16,109   76,948    32,866     32,866   76,948     64,425    64,425    86,330
   13       47,141    15,692     15,692   76,948    33,976     33,976   76,948     70,444    70,444    93,690
   14       49,498    15,286     15,286   76,948    35,124     35,124   76,948     77,025    77,025   101,673
   15       51,973    14,891     14,891   76,948    36,310     36,310   76,948     84,220    84,220   110,329
   16       54,572    14,506     14,506   76,948    37,536     37,536   76,948     92,088    92,088   119,714
   17       57,300    14,130     14,130   76,948    38,804     38,804   76,948    100,691   100,691   128,884
   18       60,165    13,765     13,765   76,948    40,115     40,115   76,948    110,097   110,097   140,924
   19       63,174    13,409     13,409   76,948    41,470     41,470   76,948    120,382   120,382   154,089
   20       66,332    13,062     13,062   76,948    42,871     42,871   76,948    131,628   131,628   168,484
 Age 60     31,907    18,696     20,446   76,948    25,770     27,520   76,948     34,679    36,429    76,948
 Age 65     40,722    16,975     16,975   76,948    30,753     30,753   76,948     53,887    53,887    76,948
 Age 70     51,973    14,891     14,891   76,948    36,310     36,310   76,948     84,220    84,220   110,329
 Age 75     66,332    13,062     13,062   76,948    42,871     42,871   76,948    131,628   131,628   168,484

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY. THEY ARE NOT A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. INVESTMENT RESULTS WILL DEPEND ON INVESTMENT ALLOCATIONS AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS. THESE HYPOTHETICAL INVESTMENT RATES OF RETURN MAY NOT BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD. VALUES WOULD BE DIFFERENT FROM THOSE SHOWN IF THE RATES OF RETURN AVERAGED THE HYPOTHETICAL 0%, 6%, AND 12%, BUT FLUCTUATED ABOVE AND BELOW THE AVERAGE IN INDIVIDUAL CONTRACT YEARS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                                ALLMERICA SPL II

                                                         UNISEX NONSMOKER AGE 55
                                                 SPECIFIED FACE AMOUNT = $76,948

                      GUARANTEED COST OF INSURANCE CHARGES

           PREMIUMS
             PAID          HYPOTHETICAL 0%               HYPOTHETICAL 6%               HYPOTHETICAL 12%
             PLUS      GROSS INVESTMENT RETURN       GROSS INVESTMENT RETURN        GROSS INVESTMENT RETURN
           INTEREST  ----------------------------  ----------------------------  -----------------------------
 CONTRACT   AT 5%    SURRENDER  CONTRACT   DEATH   SURRENDER  CONTRACT   DEATH   SURRENDER  CONTRACT   DEATH
   YEAR    PER YEAR    VALUE     VALUE    BENEFIT    VALUE     VALUE    BENEFIT    VALUE     VALUE    BENEFIT
 --------  --------  ---------  --------  -------  ---------  --------  -------  ---------  --------  --------
    1       26,250    20,969     23,469   76,948    22,422     24,922   76,948     23,876    26,376    76,948
    2       27,563    19,975     22,288   76,948    22,867     25,179   76,948     25,933    28,246    76,948
    3       28,941    18,969     21,094   76,948    23,283     25,408   76,948     28,136    30,261    76,948
    4       30,388    17,935     19,873   76,948    23,658     25,596   76,948     30,491    32,428    76,948
    5       31,907    16,872     18,622   76,948    23,990     25,740   76,948     33,016    34,766    76,948
    6       33,502    15,770     17,333   76,948    24,271     25,833   76,948     35,729    37,292    76,948
    7       35,178    14,802     15,989   76,948    24,674     25,862   76,948     38,833    40,020    76,948
    8       36,936    13,768     14,581   76,948    25,004     25,816   76,948     42,163    42,976    76,948
    9       38,783    12,715     13,090   76,948    25,305     25,680   76,948     45,807    46,182    76,948
   10       40,722    11,498     11,498   76,948    25,437     25,437   76,948     49,670    49,670    76,948
   11       42,758     9,887      9,887   76,948    25,309     25,309   76,948     53,973    53,973    76,948
   12       44,896     8,133      8,133   76,948    25,058     25,058   76,948     58,744    58,744    78,717
   13       47,141     6,210      6,210   76,948    24,663     24,663   76,948     63,953    63,953    85,057
   14       49,498     4,101      4,101   76,948    24,105     24,105   76,948     69,585    69,585    91,852
   15       51,973     1,767      1,767   76,948    23,352     23,352   76,948     75,666    75,666    99,122
   16       54,572         0          0   76,948    22,351     22,351   76,948     82,218    82,218   106,883
   17       57,300         0          0   76,948    21,063     21,063   76,948     89,305    89,305   114,311
   18       60,165         0          0   76,948    19,435     19,435   76,948     96,893    96,893   124,023
   19       63,174         0          0   76,948    17,373     17,373   76,948    104,980   104,980   134,374
   20       66,332         0          0   76,948    14,781     14,781   76,948    113,566   113,566   145,365
 Age 60     31,907    16,872     18,622   76,948    23,990     25,740   76,948     33,016    34,766    76,948
 Age 65     40,722    11,498     11,498   76,948    25,437     25,437   76,948     49,670    49,670    76,948
 Age 70     51,973     1,767      1,767   76,948    23,352     23,352   76,948     75,666    75,666    99,122
 Age 75     66,332         0          0   76,948    14,781     14,781   76,948    113,566   113,566   145,365

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY. THEY ARE NOT A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. INVESTMENT RESULTS WILL DEPEND ON INVESTMENT ALLOCATIONS AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS. THESE HYPOTHETICAL INVESTMENT RATES OF RETURN MAY NOT BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD. VALUES WOULD BE DIFFERENT FROM THOSE SHOWN IF THE RATES OF RETURN AVERAGED THE HYPOTHETICAL 0%, 6%, AND 12%, BUT FLUCTUATED ABOVE AND BELOW THE AVERAGE IN INDIVIDUAL CONTRACT YEARS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                                ALLMERICA SPL II

                                                           MALE NONSMOKER AGE 65
                                                         FEMALE NONSMOKER AGE 65
                                                 SPECIFIED FACE AMOUNT = $73,207

                       CURRENT COST OF INSURANCE CHARGES

           PREMIUMS
             PAID          HYPOTHETICAL 0%               HYPOTHETICAL 6%               HYPOTHETICAL 12%
             PLUS      GROSS INVESTMENT RETURN       GROSS INVESTMENT RETURN        GROSS INVESTMENT RETURN
           INTEREST  ----------------------------  ----------------------------  -----------------------------
 CONTRACT   AT 5%    SURRENDER  CONTRACT   DEATH   SURRENDER  CONTRACT   DEATH   SURRENDER  CONTRACT   DEATH
   YEAR    PER YEAR    VALUE     VALUE    BENEFIT    VALUE     VALUE    BENEFIT    VALUE     VALUE    BENEFIT
 --------  --------  ---------  --------  -------  ---------  --------  -------  ---------  --------  --------
    1       26,250    21,355     23,855   73,207    22,817     25,317   73,207     24,278    26,778    73,207
    2       27,563    20,758     23,071   73,207    23,677     25,990   73,207     26,770    29,083    73,207
    3       28,941    20,170     22,295   73,207    24,528     26,653   73,207     29,427    31,552    73,207
    4       30,388    19,607     21,545   73,207    25,397     27,334   73,207     32,287    34,224    73,207
    5       31,907    19,070     20,820   73,207    26,282     28,032   73,207     35,373    37,123    73,207
    6       33,502    18,558     20,120   73,207    27,185     28,748   73,207     38,705    40,267    73,207
    7       35,178    18,256     19,444   73,207    28,295     29,482   73,207     42,491    43,678    73,207
    8       36,936    17,977     18,790   73,207    29,422     30,235   73,207     46,565    47,378    73,207
    9       38,783    17,783     18,158   73,207    30,632     31,007   73,207     51,016    51,391    73,207
   10       40,722    17,547     17,547   73,207    31,799     31,799   73,207     55,744    55,744    73,207
   11       42,758    17,128     17,128   73,207    32,939     32,939   73,207     61,073    61,073    78,174
   12       44,896    16,718     16,718   73,207    34,119     34,119   73,207     66,912    66,912    85,648
   13       47,141    16,318     16,318   73,207    35,343     35,343   73,207     73,310    73,310    93,836
   14       49,498    15,928     15,928   73,207    36,610     36,610   73,207     80,319    80,319   102,808
   15       51,973    15,547     15,547   73,207    37,922     37,922   73,207     87,998    87,998   112,637
   16       54,572    15,175     15,175   73,207    39,281     39,281   73,207     96,411    96,411   123,406
   17       57,300    14,812     14,812   73,207    40,689     40,689   73,207    105,629   105,629   135,205
   18       60,165    14,458     14,458   73,207    42,148     42,148   73,207    115,728   115,728   148,132
   19       63,174    14,113     14,113   73,207    43,659     43,659   73,207    126,792   126,792   162,294
   20       66,332    13,775     13,775   73,207    45,224     45,224   73,207    138,915   138,915   177,811
 Age 70     31,907    19,070     20,820   73,207    26,282     28,032   73,207     35,373    37,123    73,207
 Age 75     40,722    17,547     17,547   73,207    31,799     31,799   73,207     55,744    55,744    73,207

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY. THEY ARE NOT A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. INVESTMENT RESULTS WILL DEPEND ON INVESTMENT ALLOCATIONS AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS. THESE HYPOTHETICAL INVESTMENT RATES OF RETURN MAY NOT BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD. VALUES WOULD BE DIFFERENT FROM THOSE SHOWN IF THE RATES OF RETURN AVERAGED THE HYPOTHETICAL 0%, 6%, AND 12%, BUT FLUCTUATED ABOVE AND BELOW THE AVERAGE IN INDIVIDUAL CONTRACT YEARS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                                ALLMERICA SPL II

                                                           MALE NONSMOKER AGE 65
                                                         FEMALE NONSMOKER AGE 65
                                                 SPECIFIED FACE AMOUNT = $73,207

                      GUARANTEED COST OF INSURANCE CHARGES

           PREMIUMS
             PAID          HYPOTHETICAL 0%               HYPOTHETICAL 6%               HYPOTHETICAL 12%
             PLUS      GROSS INVESTMENT RETURN       GROSS INVESTMENT RETURN        GROSS INVESTMENT RETURN
           INTEREST  ----------------------------  ----------------------------  -----------------------------
 CONTRACT   AT 5%    SURRENDER  CONTRACT   DEATH   SURRENDER  CONTRACT   DEATH   SURRENDER  CONTRACT   DEATH
   YEAR    PER YEAR    VALUE     VALUE    BENEFIT    VALUE     VALUE    BENEFIT    VALUE     VALUE    BENEFIT
 --------  --------  ---------  --------  -------  ---------  --------  -------  ---------  --------  --------
    1       26,250    21,355     23,855   73,207    22,817     25,317   73,207     24,278    26,778    73,207
    2       27,563    20,758     23,071   73,207    23,677     25,990   73,207     26,770    29,083    73,207
    3       28,941    20,138     22,263   73,207    24,514     26,639   73,207     29,427    31,552    73,207
    4       30,388    19,486     21,424   73,207    25,319     27,257   73,207     32,259    34,196    73,207
    5       31,907    18,789     20,539   73,207    26,082     27,832   73,207     35,280    37,030    73,207
    6       33,502    18,031     19,594   73,207    26,790     28,353   73,207     38,505    40,067    73,207
    7       35,178    17,379     18,566   73,207    27,614     28,801   73,207     42,139    43,326    73,207
    8       36,936    16,616     17,429   73,207    28,343     29,156   73,207     46,014    46,827    73,207
    9       38,783    15,771     16,146   73,207    29,013     29,388   73,207     50,221    50,596    73,207
   10       40,722    14,677     14,677   73,207    29,467     29,467   73,207     54,673    54,673    73,207
   11       42,758    13,097     13,097   73,207    29,627     29,627   73,207     59,637    59,637    76,335
   12       44,896    11,211     11,211   73,207    29,571     29,571   73,207     64,985    64,985    83,181
   13       47,141     8,957      8,957   73,207    29,251     29,251   73,207     70,699    70,699    90,495
   14       49,498     6,254      6,254   73,207    28,612     28,612   73,207     76,777    76,777    98,274
   15       51,973     2,999      2,999   73,207    27,577     27,577   73,207     83,204    83,204   106,501
   16       54,572         0          0   73,207    26,042     26,042   73,207     89,955    89,955   115,142
   17       57,300         0          0   73,207    23,862     23,862   73,207     96,985    96,985   124,141
   18       60,165         0          0   73,207    20,838     20,838   73,207    104,229   104,229   133,413
   19       63,174         0          0   73,207    16,697     16,697   73,207    111,599   111,599   142,847
   20       66,332         0          0   73,207    11,069     11,069   73,207    118,995   118,995   152,314
 Age 70     31,907    18,789     20,539   73,207    26,082     27,832   73,207     35,280    37,030    73,207
 Age 75     40,722    14,677     14,677   73,207    29,467     29,467   73,207     54,673    54,673    73,207

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY. THEY ARE NOT A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. INVESTMENT RESULTS WILL DEPEND ON INVESTMENT ALLOCATIONS AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS. THESE HYPOTHETICAL INVESTMENT RATES OF RETURN MAY NOT BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD. VALUES WOULD BE DIFFERENT FROM THOSE SHOWN IF THE RATES OF RETURN AVERAGED THE HYPOTHETICAL 0%, 6%, AND 12%, BUT FLUCTUATED ABOVE AND BELOW THE AVERAGE IN INDIVIDUAL CONTRACT YEARS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                                ALLMERICA SPL II

                                                         UNISEX NONSMOKER AGE 65
                                                         UNISEX NONSMOKER AGE 65
                                                 SPECIFIED FACE AMOUNT = $72,969

                       CURRENT COST OF INSURANCE CHARGES

           PREMIUMS
             PAID          HYPOTHETICAL 0%               HYPOTHETICAL 6%               HYPOTHETICAL 12%
             PLUS      GROSS INVESTMENT RETURN       GROSS INVESTMENT RETURN        GROSS INVESTMENT RETURN
           INTEREST  ----------------------------  ----------------------------  -----------------------------
 CONTRACT   AT 5%    SURRENDER  CONTRACT   DEATH   SURRENDER  CONTRACT   DEATH   SURRENDER  CONTRACT   DEATH
   YEAR    PER YEAR    VALUE     VALUE    BENEFIT    VALUE     VALUE    BENEFIT    VALUE     VALUE    BENEFIT
 --------  --------  ---------  --------  -------  ---------  --------  -------  ---------  --------  --------
    1       26,250    21,355     23,855   72,969    22,816     25,316   72,969     24,277    26,777    72,969
    2       27,563    20,756     23,068   72,969    23,675     25,988   72,969     26,768    29,080    72,969
    3       28,941    20,168     22,293   72,969    24,526     26,651   72,969     29,422    31,547    72,969
    4       30,388    19,605     21,543   72,969    25,394     27,332   72,969     32,281    34,219    72,969
    5       31,907    19,068     20,818   72,969    26,280     28,030   72,969     35,367    37,117    72,969
    6       33,502    18,556     20,118   72,969    27,183     28,745   72,969     38,699    40,261    72,969
    7       35,178    18,254     19,442   72,969    28,292     29,479   72,969     42,484    43,671    72,969
    8       36,936    17,975     18,788   72,969    29,420     30,232   72,969     46,558    47,370    72,969
    9       38,783    17,781     18,156   72,969    30,629     31,004   72,969     51,008    51,383    72,969
   10       40,722    17,545     17,545   72,969    31,796     31,796   72,969     55,735    55,735    72,969
   11       42,758    17,126     17,126   72,969    32,936     32,936   72,969     61,064    61,064    78,162
   12       44,896    16,716     16,716   72,969    34,117     34,117   72,969     66,902    66,902    85,635
   13       47,141    16,317     16,317   72,969    35,340     35,340   72,969     73,298    73,298    93,822
   14       49,498    15,926     15,926   72,969    36,606     36,606   72,969     80,306    80,306   102,792
   15       51,973    15,546     15,546   72,969    37,919     37,919   72,969     87,984    87,984   112,620
   16       54,572    15,174     15,174   72,969    39,278     39,278   72,969     96,396    96,396   123,387
   17       57,300    14,811     14,811   72,969    40,686     40,686   72,969    105,613   105,613   135,184
   18       60,165    14,457     14,457   72,969    42,144     42,144   72,969    115,710   115,710   148,109
   19       63,174    14,111     14,111   72,969    43,655     43,655   72,969    126,773   126,773   162,269
   20       66,332    13,774     13,774   72,969    45,220     45,220   72,969    138,894   138,894   177,784
 Age 70     31,907    19,068     20,818   72,969    26,280     28,030   72,969     35,367    37,117    72,969
 Age 75     40,722    17,545     17,545   72,969    31,796     31,796   72,969     55,735    55,735    72,969

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY. THEY ARE NOT A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. INVESTMENT RESULTS WILL DEPEND ON INVESTMENT ALLOCATIONS AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS. THESE HYPOTHETICAL INVESTMENT RATES OF RETURN MAY NOT BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD. VALUES WOULD BE DIFFERENT FROM THOSE SHOWN IF THE RATES OF RETURN AVERAGED THE HYPOTHETICAL 0%, 6%, AND 12%, BUT FLUCTUATED ABOVE AND BELOW THE AVERAGE IN INDIVIDUAL CONTRACT YEARS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                                ALLMERICA SPL II

                                                         UNISEX NONSMOKER AGE 65
                                                         UNISEX NONSMOKER AGE 65
                                                 SPECIFIED FACE AMOUNT = $72,969

                      GUARANTEED COST OF INSURANCE CHARGES

           PREMIUMS
             PAID          HYPOTHETICAL 0%               HYPOTHETICAL 6%               HYPOTHETICAL 12%
             PLUS      GROSS INVESTMENT RETURN       GROSS INVESTMENT RETURN        GROSS INVESTMENT RETURN
           INTEREST  ----------------------------  ----------------------------  -----------------------------
 CONTRACT   AT 5%    SURRENDER  CONTRACT   DEATH   SURRENDER  CONTRACT   DEATH   SURRENDER  CONTRACT   DEATH
   YEAR    PER YEAR    VALUE     VALUE    BENEFIT    VALUE     VALUE    BENEFIT    VALUE     VALUE    BENEFIT
 --------  --------  ---------  --------  -------  ---------  --------  -------  ---------  --------  --------
    1       26,250    21,355     23,855   72,969    22,816     25,316   72,969     24,277    26,777    72,969
    2       27,563    20,756     23,068   72,969    23,675     25,988   72,969     26,768    29,080    72,969
    3       28,941    20,133     22,258   72,969    24,509     26,634   72,969     29,421    31,546    72,969
    4       30,388    19,476     21,413   72,969    25,309     27,246   72,969     32,249    34,186    72,969
    5       31,907    18,771     20,521   72,969    26,064     27,814   72,969     35,263    37,013    72,969
    6       33,502    18,001     19,564   72,969    26,761     28,323   72,969     38,478    40,041    72,969
    7       35,178    17,333     18,520   72,969    27,570     28,757   72,969     42,100    43,287    72,969
    8       36,936    16,553     17,366   72,969    28,283     29,096   72,969     45,963    46,776    72,969
    9       38,783    15,688     16,063   72,969    28,934     29,309   72,969     50,157    50,532    72,969
   10       40,722    14,570     14,570   72,969    29,366     29,366   72,969     54,595    54,595    72,969
   11       42,758    12,964     12,964   72,969    29,501     29,501   72,969     59,544    59,544    76,217
   12       44,896    11,051     11,051   72,969    29,418     29,418   72,969     64,874    64,874    83,039
   13       47,141     8,768      8,768   72,969    29,072     29,072   72,969     70,568    70,568    90,327
   14       49,498     6,039      6,039   72,969    28,405     28,405   72,969     76,623    76,623    98,078
   15       51,973     2,759      2,759   72,969    27,343     27,343   72,969     83,028    83,028   106,275
   16       54,572         0          0   72,969    25,782     25,782   72,969     89,756    89,756   114,888
   17       57,300         0          0   72,969    23,582     23,582   72,969     96,765    96,765   123,860
   18       60,165         0          0   72,969    20,542     20,542   72,969    103,992   103,992   133,110
   19       63,174         0          0   72,969    16,394     16,394   72,969    111,352   111,352   142,530
   20       66,332         0          0   72,969    10,773     10,773   72,969    118,745   118,745   151,993
 Age 70     31,907    18,771     20,521   72,969    26,064     27,814   72,969     35,263    37,013    72,969
 Age 75     40,722    14,570     14,570   72,969    29,366     29,366   72,969     54,595    54,595    72,969

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY. THEY ARE NOT A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. INVESTMENT RESULTS WILL DEPEND ON INVESTMENT ALLOCATIONS AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS. THESE HYPOTHETICAL INVESTMENT RATES OF RETURN MAY NOT BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD. VALUES WOULD BE DIFFERENT FROM THOSE SHOWN IF THE RATES OF RETURN AVERAGED THE HYPOTHETICAL 0%, 6%, AND 12%, BUT FLUCTUATED ABOVE AND BELOW THE AVERAGE IN INDIVIDUAL CONTRACT YEARS.

                                   APPENDIX E
                            PERFORMANCE INFORMATION

The Contracts were first offered to the public in 2002. However, the Company may advertise "Total Return" and "Average Annual Total Return" performance information based on the periods that the Funds have been in existence. The results for any period prior to the Contracts being offered will be calculated as if the Contracts had been offered during that period of time, with all charges assumed to be those applicable to the Sub-Accounts and the Funds.

Total return and average annual total return are based on the hypothetical profile of a representative Contract Owner and historical earnings and are not intended to indicate future performance. "Total return" is the total income generated net of certain expenses and charges. "Average annual total return" is net of the same expenses and charges, but reflects the hypothetical return compounded annually. This hypothetical return is equal to cumulative return had performance been constant over the entire period. Average annual total returns are not the same as yearly results and tend to smooth out variations in the Fund's return.

In Table IIA and Table IIB, performance information is based on the inception dates of the Underlying Funds. There is no performance information based on Sub-Account inception dates in Table IA and Table IB because the Sub-Accounts did not begin operations until the date of this Prospectus. In Table IIA, performance information under the Contracts is net of Fund expenses, Monthly Deductions and surrender charges. We take a representative Contract Owner and assume that:

    - The Insured is a male Age 55, standard (non-tobacco user) Underwriting Class;

    - The Contract Owner had allocations in each of the Sub-Accounts for the Fund durations shown; and

    - There was a full surrender at the end of the applicable period.

In Table IIB, the performance information is net of total Fund expenses and all Sub-Account charges, but does NOT reflect monthly charges under the Contracts or surrender charges.

Performance information for any Sub-Account reflects only the performance of a hypothetical investment in the Sub-Account during a period. It is not representative of what may be achieved in the future. However, performance information may be helpful in reviewing market conditions during a period and in considering a Fund's success in meeting its investment objectives.

We may compare performance information for a Sub-Account in reports and promotional literature to:

    - Standard & Poor's 500 Stock Index ("S&P 500");

    - Dow Jones Industrial Average ("DJIA");

    - Shearson Lehman Aggregate Bond Index;

    - Other unmanaged indices of unmanaged securities widely regarded by investors as representative of the securities markets;

    - Other groups of variable life separate accounts or other investment products tracked by Lipper Inc.;

    - Other services, companies, publications, or persons such as Morningstar, Inc., who rank the investment products on performance or other criteria; and

    - The Consumer Price Index.

Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for insurance and administrative charges, separate account charges and Fund management costs and expenses.

In advertising, sales literature, publications or other materials, we may give information on various topics of interest to Contract Owners and prospective Contract Owners. These topics may include:

    - The relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation and automatic account rebalancing);

    - The advantages and disadvantages of investing in tax-deferred and taxable investments;

    - Customer profiles and hypothetical payment and investment scenarios;

    - Financial management and tax and retirement planning; and

    - Investment alternatives to certificates of deposit and other financial instruments, including comparisons between the Contracts and the characteristics of and market for the financial instruments.

At times, the Company may also advertise the ratings and other information assigned to it by independent rating organizations such as A.M. Best Company ("A.M. Best"), Moody's Investors Service ("Moody's"), Standard & Poor's Insurance Rating Services ("S&P") and Duff & Phelps. A.M. Best's and Moody's ratings reflect their current opinion of the Company's relative financial strength and operating performance in comparison to the norms of the life/health insurance industry. S&P's and Duff & Phelps' ratings measure the ability of an insurance company to meet its obligations under insurance policies it issues but do not measure the ability of such companies to meet other non-policy obligations. The ratings also do not relate to the performance of the Underlying Funds.

                                    TABLE IA
                  AVERAGE ANNUAL TOTAL RETURNS OF SUB-ACCOUNTS
                      FOR PERIODS ENDING DECEMBER 31, 2001
                        SINCE INCEPTION OF SUB-ACCOUNTS
           NET OF ALL CHARGES AND ASSUMING SURRENDER OF THE CONTRACT

The following performance information is based on the periods that the Sub-Accounts have been in existence. The data is net of expenses of the Funds, all Sub-Account charges, and all Contract charges (including surrender charges) for a representative Contract. It is assumed that the Insured is Male, Age 36, standard (non-tobacco user) underwriting class, that a single payment of $10,000 was made, that the entire payment was allocated to each Sub-Account individually, and that there was a full surrender of the Contract at the end of the applicable period.


                                                                                                         10 YEARS
                                                        FUND        FOR YEAR                              OR LIFE
                                                      INCEPTION       ENDED               5               OF FUND
UNDERLYING FUND                                         DATE        12/31/01            YEARS            (IF LESS)
AIT Core Equity Fund (Service Shares)                   N/A           N/A               N/A                N/A
AIT Equity Index Fund (Service Shares)                  N/A           N/A               N/A                N/A
AIT Government Bond Fund (Service Shares)               N/A           N/A               N/A                N/A
AIT Money Market Fund (Service Shares)                  N/A           N/A               N/A                N/A
AIT Select Aggressive Growth Fund (Service Shares)      N/A           N/A               N/A                N/A
AIT Select Capital Appreciation Fund (Service
 Shares)                                                N/A           N/A               N/A                N/A
AIT Select Emerging Markets Fund (Service Shares)       N/A           N/A               N/A                N/A
AIT Select Growth and Income Fund (Service Shares)      N/A           N/A               N/A                N/A
AIT Select Growth Fund (Service Shares)                 N/A           N/A               N/A                N/A
AIT Select International Equity Fund (Service
 Shares)                                                N/A           N/A               N/A                N/A
AIT Select Investment Grade Income Fund (Service
 Shares)                                                N/A           N/A               N/A                N/A
AIT Select Strategic Growth Fund (Service Shares)       N/A           N/A               N/A                N/A
AIT Select Strategic Income Fund (Service Shares)       N/A           N/A               N/A                N/A
AIT Select Value Opportunity Fund (Service Shares)      N/A           N/A               N/A                N/A
AIM V.I. Aggressive Growth Fund (Series II Shares)      N/A           N/A               N/A                N/A
AIM V.I. Basic Value Funds (Series II Shares)           N/A           N/A               N/A                N/A
AIM V.I. Blue Chip Fund (Series II Shares)              N/A           N/A               N/A                N/A
AIM V.I. Capital Development Fund (Series II
 Shares)                                                N/A           N/A               N/A                N/A
AIM V.I. Premier Equity Fund (Series II Shares)         N/A           N/A               N/A                N/A
AllianceBernstein Small Cap Value Portfolio
 (Class B)                                              N/A           N/A               N/A                N/A
AllianceBernstein Value Portfolio (Class B)             N/A           N/A               N/A                N/A
Alliance Growth and Income Portfolio (Class B)          N/A           N/A               N/A                N/A
Alliance Premier Growth Portfolio (Class B)             N/A           N/A               N/A                N/A
Alliance Technology Portfolio (Class B)                 N/A           N/A               N/A                N/A
Fidelity VIP Equity-Income Portfolio (Service
 Class 2)                                               N/A           N/A               N/A                N/A
Fidelity VIP Growth Portfolio (Service Class 2)         N/A           N/A               N/A                N/A
Fidelity VIP II Contrafund-Registered Trademark-
 Portfolio (Service Class 2)                            N/A           N/A               N/A                N/A
Fidelity VIP III Mid Cap Portfolio (Service
 Class 2)                                               N/A           N/A               N/A                N/A
Fidelity VIP III Value Strategies Portfolio
 (Service Class 2)                                      N/A           N/A               N/A                N/A
FT VIP Franklin Large Cap Growth Securities Fund
 (Class 2)                                              N/A           N/A               N/A                N/A
FT VIP Franklin Small Cap Fund (Class 2)                N/A           N/A               N/A                N/A
FT VIP Franklin Small Cap Value Securities Fund
 (Class 2)                                              N/A           N/A               N/A                N/A
FT VIP Mutual Shares Securities Fund (Class 2)          N/A           N/A               N/A                N/A
FT VIP Templeton Foreign Securities Fund
 (Class 2)                                              N/A           N/A               N/A                N/A
MFS-Registered Trademark- Mid Cap Growth
 Series (Service Class)                                 N/A           N/A               N/A                N/A
MFS-Registered Trademark- New Discovery
 Series (Service Class)                                 N/A           N/A               N/A                N/A
MFS-Registered Trademark- Total Return
 Series (Service Class)                                 N/A           N/A               N/A                N/A
MFS-Registered Trademark- Utilities
 Series (Service Class)                                 N/A           N/A               N/A                N/A
Oppenheimer Capital Appreciation Fund/VA (Service
 Shares)                                                N/A           N/A               N/A                N/A
Oppenheimer Global Securities Fund/VA (Service
 Shares)                                                N/A           N/A               N/A                N/A
Oppenheimer High Income Fund/VA (Service Shares)        N/A           N/A               N/A                N/A
Oppenheimer Main Street Growth & Income Fund/VA
 (Service Shares)                                       N/A           N/A               N/A                N/A
Oppenheimer Multiple Strategies Fund/VA (Service
 Shares)                                                N/A           N/A               N/A                N/A

PERFORMANCE INFORMATION REFLECTS ONLY THE PERFORMANCE OF A HYPOTHETICAL INVESTMENT DURING THE PARTICULAR TIME PERIOD ON WHICH THE CALCULATIONS ARE BASED. ONE-YEAR TOTAL RETURN AND AVERAGE ANNUAL TOTAL RETURN FIGURES ARE BASED ON HISTORICAL EARNINGS AND ARE NOT INTENDED TO INDICATE FUTURE PERFORMANCE. PERFORMANCE INFORMATION SHOULD BE CONSIDERED IN LIGHT OF THE INVESTMENT OBJECTIVES AND POLICIES, CHARACTERISTICS AND QUALITY OF THE PORTFOLIO OF THE FUND IN WHICH A SUB-ACCOUNT INVESTS AND THE MARKET CONDITIONS DURING THE GIVEN TIME PERIOD, AND SHOULD NOT BE CONSIDERED AS A REPRESENTATION OF WHAT MAY BE ACHIEVED IN THE FUTURE.

                                    TABLE IB
                   SUPPLEMENTAL AVERAGE ANNUAL TOTAL RETURNS
                      FOR PERIODS ENDING DECEMBER 31, 2001
                         SINCE INCEPTION OF SUB-ACCOUNT
            EXCLUDING MONTHLY CONTRACT CHARGES AND SURRENDER CHARGES

The following performance information is based on the periods that the Sub-Accounts have been in existence. The performance information is net of total Fund expenses and all Sub-Account charges. THE DATA DOES NOT REFLECT MONTHLY CHARGES UNDER THE CONTRACTS OR SURRENDER CHARGES. It is assumed that a single premium payment of $10,000 has been made and that the entire payment was allocated to each Sub-Account individually.


                                                                                                         10 YEARS
                                                        FUND        FOR YEAR                              OR LIFE
                                                      INCEPTION       ENDED               5               OF FUND
UNDERLYING FUND                                         DATE        12/31/01            YEARS            (IF LESS)
AIT Core Equity Fund (Service Shares)                   N/A           N/A               N/A                N/A
AIT Equity Index Fund (Service Shares)                  N/A           N/A               N/A                N/A
AIT Government Bond Fund (Service Shares)               N/A           N/A               N/A                N/A
AIT Money Market Fund (Service Shares)                  N/A           N/A               N/A                N/A
AIT Select Aggressive Growth Fund (Service Shares)      N/A           N/A               N/A                N/A
AIT Select Capital Appreciation Fund (Service
 Shares)                                                N/A           N/A               N/A                N/A
AIT Select Emerging Markets Fund (Service Shares)       N/A           N/A               N/A                N/A
AIT Select Growth and Income Fund (Service Shares)      N/A           N/A               N/A                N/A
AIT Select Growth Fund (Service Shares)                 N/A           N/A               N/A                N/A
AIT Select International Equity Fund (Service
 Shares)                                                N/A           N/A               N/A                N/A
AIT Select Investment Grade Income Fund (Service
 Shares)                                                N/A           N/A               N/A                N/A
AIT Select Strategic Growth Fund (Service Shares)       N/A           N/A               N/A                N/A
AIT Select Strategic Income Fund (Service Shares)       N/A           N/A               N/A                N/A
AIT Select Value Opportunity Fund (Service Shares)      N/A           N/A               N/A                N/A
AIM V.I. Aggressive Growth Fund (Series II Shares)      N/A           N/A               N/A                N/A
AIM V.I. Basic Value Funds (Series II Shares)           N/A           N/A               N/A                N/A
AIM V.I. Blue Chip Fund (Series II Shares)              N/A           N/A               N/A                N/A
AIM V.I. Capital Development Fund (Series II
 Shares)                                                N/A           N/A               N/A                N/A
AIM V.I. Premier Equity Fund (Series II Shares)         N/A           N/A               N/A                N/A
AllianceBernstein Small Cap Value Portfolio
 (Class B)                                              N/A           N/A               N/A                N/A
AllianceBernstein Value Portfolio (Class B)             N/A           N/A               N/A                N/A
Alliance Growth and Income Portfolio (Class B)          N/A           N/A               N/A                N/A
Alliance Premier Growth Portfolio (Class B)             N/A           N/A               N/A                N/A
Alliance Technology Portfolio (Class B)                 N/A           N/A               N/A                N/A
Fidelity VIP Equity-Income Portfolio (Service
 Class 2)                                               N/A           N/A               N/A                N/A
Fidelity VIP Growth Portfolio (Service Class 2)         N/A           N/A               N/A                N/A
Fidelity VIP II Contrafund-Registered Trademark-
 Portfolio (Service Class 2)                            N/A           N/A               N/A                N/A
Fidelity VIP III Mid Cap Portfolio (Service
 Class 2)                                               N/A           N/A               N/A                N/A
Fidelity VIP III Value Strategies Portfolio
 (Service Class 2)                                      N/A           N/A               N/A                N/A
FT VIP Franklin Large Cap Growth Securities Fund
 (Class 2)                                              N/A           N/A               N/A                N/A
FT VIP Franklin Small Cap Fund (Class 2)                N/A           N/A               N/A                N/A
FT VIP Franklin Small Cap Value Securities Fund
 (Class 2)                                              N/A           N/A               N/A                N/A
FT VIP Mutual Shares Securities Fund (Class 2)          N/A           N/A               N/A                N/A
FT VIP Templeton Foreign Securities Fund
 (Class 2)                                              N/A           N/A               N/A                N/A
MFS-Registered Trademark- Mid Cap Growth
 Series (Service Class)                                 N/A           N/A               N/A                N/A
MFS-Registered Trademark- New Discovery
 Series (Service Class)                                 N/A           N/A               N/A                N/A
MFS-Registered Trademark- Total Return
 Series (Service Class)                                 N/A           N/A               N/A                N/A
MFS-Registered Trademark- Utilities
 Series (Service Class)                                 N/A           N/A               N/A                N/A
Oppenheimer Capital Appreciation Fund/VA (Service
 Shares)                                                N/A           N/A               N/A                N/A
Oppenheimer Global Securities Fund/VA (Service
 Shares)                                                N/A           N/A               N/A                N/A
Oppenheimer High Income Fund/VA (Service Shares)        N/A           N/A               N/A                N/A
Oppenheimer Main Street Growth & Income Fund/VA
 (Service Shares)                                       N/A           N/A               N/A                N/A
Oppenheimer Multiple Strategies Fund/VA (Service
 Shares)                                                N/A           N/A               N/A                N/A

PERFORMANCE INFORMATION REFLECTS ONLY THE PERFORMANCE OF A HYPOTHETICAL INVESTMENT DURING THE PARTICULAR TIME PERIOD ON WHICH THE CALCULATIONS ARE BASED. ONE-YEAR TOTAL RETURN AND AVERAGE ANNUAL TOTAL RETURN FIGURES ARE BASED ON HISTORICAL EARNINGS AND ARE NOT INTENDED TO INDICATE FUTURE PERFORMANCE. PERFORMANCE INFORMATION SHOULD BE CONSIDERED IN LIGHT OF THE INVESTMENT OBJECTIVES AND POLICIES, CHARACTERISTICS AND QUALITY OF THE PORTFOLIO OF THE FUND IN WHICH A SUB-ACCOUNT INVESTS AND THE MARKET CONDITIONS DURING THE GIVEN TIME PERIOD, AND SHOULD NOT BE CONSIDERED AS A REPRESENTATION OF WHAT MAY BE ACHIEVED IN THE FUTURE.

                                   TABLE II A
                          AVERAGE ANNUAL TOTAL RETURNS
                      FOR PERIODS ENDING DECEMBER 31, 2001
                   SINCE INCEPTION OF THE UNDERLYING FUNDS(1)
           NET OF ALL CHARGES AND ASSUMING SURRENDER OF THE CONTRACT

The following performance information is based on the periods that the Funds have been in existence. The data is net of expenses of the Funds, all Sub-Account charges, and all Contract charges (including surrender charges) for a representative Contract. It is assumed that the Insured is Mae, Age 36, standard (non-tobacco user) underwriting class, that a single payment of $10,000 was made, that the entire payment was allocated to each Sub-Account individually, and that there was a full surrender of the Contract at the end of the applicable period.


                                                                                                         10 YEARS
                                                        FUND        FOR YEAR                              OR LIFE
                                                      INCEPTION       ENDED               5               OF FUND
UNDERLYING FUND                                         DATE        12/31/01            YEARS            (IF LESS)
AIT Core Equity Fund (Service Shares)*                04/29/85           -31.00%             2.92%              6.73%
AIT Equity Index Fund (Service Shares)*               09/28/90           -26.35%             5.57%              8.89%
AIT Government Bond Fund (Service Shares)*            08/26/91            -7.43%             1.62%              2.78%
AIT Money Market Fund (Service Shares)*               04/29/85           -10.84%             0.50%              1.51%
AIT Select Aggressive Growth Fund (Service
 Shares)*                                             08/21/92           -35.47%            -3.73%              6.05%
AIT Select Capital Appreciation Fund (Service
 Shares)*                                             04/28/95           -16.00%             6.70%             11.27%
AIT Select Emerging Markets Fund (Service Shares)*    02/20/98           -23.60%         N/A                  -13.87%
AIT Select Growth and Income Fund (Service
 Shares)*                                             08/21/92           -26.10%             1.01%              5.92%
AIT Select Growth Fund (Service Shares)*              08/21/92           -38.43%             3.01%              6.47%
AIT Select International Equity Fund (Service
 Shares)*                                             05/02/94           -35.31%            -2.39%              2.59%
AIT Select Investment Grade Income Fund (Service
 Shares)*                                             04/29/85            -7.13%             2.02%              3.66%
AIT Select Strategic Growth Fund (Service Shares)*    02/20/98           -42.78%         N/A                  -23.52%
AIT Select Strategic Income Fund (Service Shares)*    07/03/00            -8.07%         N/A                   -3.41%
AIT Select Value Opportunity Fund (Service
 Shares)*                                             04/30/93            -2.59%             8.10%              9.95%
AIM V.I. Aggressive Growth Fund (Series II
 Shares)*                                             05/01/98           -39.72%         N/A                   -3.90%
AIM V.I. Basic Value Funds (Series II Shares)*        09/10/01        N/A                N/A                  -10.74%
AIM V.I. Blue Chip Fund (Series II Shares)*           12/29/99           -36.37%         N/A                  -25.04%
AIM V.I. Capital Development Fund (Series II
 Shares)*                                             08/22/01           -22.60%         N/A                   -9.95%
AIM V.I. Premier Equity Fund (Series II Shares)*      05/05/93           -26.87%             4.88%              9.65%
AllianceBernstein Small Cap Value Portfolio
 (Class B)*                                           05/01/01        N/A                N/A                   -5.49%
AllianceBernstein Value Portfolio (Class B)*          05/01/01        N/A                N/A                  -12.84%
Alliance Growth and Income Portfolio (Class B)*       01/14/91           -14.57%             9.87%             10.23%
Alliance Premier Growth Portfolio (Class B)*          06/26/92           -31.29%             7.81%             11.96%
Alliance Technology Portfolio (Class B)*              01/11/96           -38.93%             7.66%              7.76%
Fidelity VIP Equity-Income Portfolio (Service
 Class 2)*                                            10/09/86           -19.89%             4.43%              9.91%
Fidelity VIP Growth Portfolio (Service Class 2)*      10/09/86           -31.92%             6.70%              9.71%
Fidelity VIP II Contrafund-Registered Trademark-
 Portfolio (Service Class 2)*                         01/03/95           -26.78%             5.50%             11.53%
Fidelity VIP III Mid Cap Portfolio (Service
 Class 2)*                                            12/28/98           -18.25%         N/A                   18.93%
Fidelity VIP III Value Strategies Portfolio
 (Service Class 2)*                                     N/A           N/A                N/A               N/A
FT VIP Franklin Large Cap Growth Securities Fund
 (Class 2)*                                           05/01/96           -25.79%             6.98%              8.29%
FT VIP Franklin Small Cap Fund (Class 2)*             11/01/95           -29.43%             5.73%              9.10%
FT VIP Franklin Small Cap Value Securities Fund
 (Class 2)*                                           05/01/98            -1.55%         N/A                   -2.94%
FT VIP Mutual Shares Securities Fund (Class 2)*       11/08/96            -7.99%             5.36%              5.86%
FT VIP Templeton Foreign Securities Fund
 (Class 2)*                                           05/01/92           -30.13%            -0.32%              6.11%
MFS-Registered Trademark- Mid Cap Growth
 Series (Service Class)*                              05/01/00           -31.62%         N/A                  -23.23%
MFS-Registered Trademark- New Discovery
 Series (Service Class)*                              05/01/98           -19.70%         N/A                    8.87%
MFS-Registered Trademark- Total Return
 Series (Service Class)*                              01/03/95           -14.67%             5.51%              9.12%
MFS-Registered Trademark- Utilities
 Series (Service Class)*                              01/03/95           -37.95%             5.74%             10.67%
Oppenheimer Capital Appreciation Fund/VA (Service
 Shares)*                                             04/03/85           -26.89%             9.39%             11.55%
Oppenheimer Global Securities Fund/VA (Service
 Shares)*                                             11/12/90           -26.37%            10.61%             10.29%
Oppenheimer High Income Fund/VA (Service Shares)*     04/30/86           -13.04%            -2.31%              5.25%
Oppenheimer Main Street Growth & Income Fund/VA
 (Service Shares)*                                    07/05/95           -24.58%             1.87%              9.42%
Oppenheimer Multiple Strategies Fund/VA (Service
 Shares)*                                             02/09/87           -12.80%             3.92%              6.69%

(1) Many of the Underlying Funds in which the Sub-Accounts invest existed prior to the date the Sub-Accounts commenced operations. In this table, the specified period is based on the inception date of each Underlying Fund rather than the inception date of the Sub-Account. As such, the table represents what the performance of a Sub-Account would have been if the Sub-Account had been both in existence and invested in the corresponding Underlying Fund since the date indicated. In that respect, these numbers are hypothetical and are not the actual performance numbers for the Sub-Accounts or the Contract.

* These funds include a charge for 12b-1 fees. For periods beyond the inception date of the Sub-Accounts, these hypothetical performance figures are based upon the historical performance of the non 12b-1 class of shares, but adjusted to reflect the effect of the 12b-1 fee on performance.

PERFORMANCE INFORMATION REFLECTS ONLY THE PERFORMANCE OF A HYPOTHETICAL INVESTMENT DURING THE PARTICULAR TIME PERIOD ON WHICH THE CALCULATIONS ARE BASED. ONE-YEAR TOTAL RETURN AND AVERAGE ANNUAL TOTAL RETURN FIGURES ARE BASED ON HISTORICAL EARNINGS AND ARE NOT INTENDED TO INDICATE FUTURE PERFORMANCE. PERFORMANCE INFORMATION SHOULD BE CONSIDERED IN LIGHT OF THE INVESTMENT OBJECTIVES AND POLICIES, CHARACTERISTICS AND QUALITY OF THE PORTFOLIO OF THE FUND IN WHICH A SUB-ACCOUNT INVESTS AND THE MARKET CONDITIONS DURING THE GIVEN TIME PERIOD, AND SHOULD NOT BE CONSIDERED AS A REPRESENTATION OF WHAT MAY BE ACHIEVED IN THE FUTURE.

                                   TABLE II B
                   SUPPLEMENTAL AVERAGE ANNUAL TOTAL RETURNS
                      FOR PERIODS ENDING DECEMBER 31, 2001
                     SINCE INCEPTION OF UNDERLYING FUNDS(1)
            EXCLUDING MONTHLY CONTRACT CHARGES AND SURRENDER CHARGES

The following performance information is based on the periods that the Funds have been in existence. The performance information is net of total Fund expenses and all Sub-Account charges. THE DATA DOES NOT REFLECT MONTHLY CHARGES UNDER THE CONTRACTS OR SURRENDER CHARGES. It is assumed that a single premium payment of $10,000 has been made and that the entire payment was allocated to each Sub-Account individually.


                                                                                                         10 YEARS
                                                        FUND        FOR YEAR                              OR LIFE
                                                      INCEPTION       ENDED               5               OF FUND
UNDERLYING FUND                                         DATE        12/31/01            YEARS            (IF LESS)
AIT Core Equity Fund (Service Shares)*                04/29/85           -17.86%           6.51%                8.97%
AIT Equity Index Fund (Service Shares)*               09/28/90           -13.03%           9.10%               11.18%
AIT Government Bond Fund (Service Shares)*            08/26/91             6.39%           5.25%                4.94%
AIT Money Market Fund (Service Shares)*               04/29/85             3.08%           4.16%                3.66%
AIT Select Aggressive Growth Fund (Service
 Shares)*                                             08/21/92           -22.50%           0.32%                8.36%
AIT Select Capital Appreciation Fund (Service
 Shares)*                                             04/28/95            -2.28%          10.21%               14.15%
AIT Select Emerging Markets Fund (Service Shares)*    02/20/98           -10.18%        N/A                    -8.48%
AIT Select Growth and Income Fund (Service
 Shares)*                                             08/21/92           -12.77%           4.65%                8.22%
AIT Select Growth Fund (Service Shares)*              08/21/92           -25.58%           6.60%                8.78%
AIT Select International Equity Fund (Service
 Shares)*                                             05/02/94           -22.33%           1.61%                5.23%
AIT Select Investment Grade Income Fund (Service
 Shares)*                                             04/29/85             6.70%           5.63%                5.84%
AIT Select Strategic Growth Fund (Service Shares)*    02/20/98           -30.09%        N/A                   -17.21%
AIT Select Strategic Income Fund (Service Shares)*    07/03/00             5.72%        N/A                     7.27%
AIT Select Value Opportunity Fund (Service
 Shares)*                                             04/30/93            11.40%          11.59%               12.41%
AIM V.I. Aggressive Growth Fund (Series II
 Shares)*                                             05/01/98           -26.91%        N/A                     1.12%
AIM V.I. Basic Value Funds (Series II Shares)*        09/10/01        N/A               N/A                     1.45%
AIM V.I. Blue Chip Fund (Series II Shares)*           12/29/99           -23.43%        N/A                   -16.60%
AIM V.I. Capital Development Fund (Series II
 Shares)*                                             08/22/01            -9.14%        N/A                     3.86%
AIM V.I. Premier Equity Fund (Series II Shares)*      05/05/93           -13.57%           8.43%               12.11%
AllianceBernstein Small Cap Value Portfolio
 (Class B)*                                           05/01/01        N/A               N/A                    10.71%
AllianceBernstein Value Portfolio (Class B)*          05/01/01        N/A               N/A                    -0.46%
Alliance Growth and Income Portfolio (Class B)*       01/14/91            -0.79%          13.34%               12.54%
Alliance Premier Growth Portfolio (Class B)*          06/26/92           -18.16%          11.31%               14.35%
Alliance Technology Portfolio (Class B)*              01/11/96           -26.09%          11.16%               10.88%
Fidelity VIP Equity-Income Portfolio (Service
 Class 2)*                                            10/09/86            -6.32%           7.98%               12.21%
Fidelity VIP Growth Portfolio (Service Class 2)*      10/09/86           -18.82%          10.21%               12.01%
Fidelity VIP II Contrafund-Registered Trademark-
 Portfolio (Service Class 2)*                         01/03/95           -13.48%           9.03%               14.31%
Fidelity VIP III Mid Cap Portfolio (Service
 Class 2)*                                            12/28/98            -4.62%        N/A                    23.93%
Fidelity VIP III Value Strategies Portfolio
 (Service Class 2)*                                     N/A           N/A               N/A                N/A
FT VIP Franklin Large Cap Growth Securities Fund
 (Class 2)*                                           05/01/96           -12.45%          10.49%               11.52%
FT VIP Franklin Small Cap Fund (Class 2)*             11/01/95           -16.23%           9.26%               12.15%
FT VIP Franklin Small Cap Value Securities Fund
 (Class 2)*                                           05/01/98            12.48%        N/A                     2.04%
FT VIP Mutual Shares Securities Fund (Class 2)*       11/08/96             5.81%           8.89%                9.33%
FT VIP Templeton Foreign Securities Fund
 (Class 2)*                                           05/01/92           -16.96%           3.43%                8.38%
MFS-Registered Trademark- Mid Cap Growth
 Series (Service Class)*                              05/01/00           -18.50%        N/A                   -13.27%
MFS-Registered Trademark- New Discovery
 Series (Service Class)*                              05/01/98            -6.12%        N/A                    13.30%
MFS-Registered Trademark- Total Return
 Series (Service Class)*                              01/03/95            -0.90%           9.04%               11.90%
MFS-Registered Trademark- Utilities
 Series (Service Class)*                              01/03/95           -25.07%           9.27%               13.45%
Oppenheimer Capital Appreciation Fund/VA (Service
 Shares)*                                             04/03/85           -13.59%          12.87%               13.89%
Oppenheimer Global Securities Fund/VA (Service
 Shares)*                                             11/12/90           -13.05%          14.07%               12.60%
Oppenheimer High Income Fund/VA (Service Shares)*     04/30/86             0.80%           1.69%                7.46%
Oppenheimer Main Street Growth & Income Fund/VA
 (Service Shares)*                                    07/05/95           -11.19%           5.48%               12.36%
Oppenheimer Multiple Strategies Fund/VA (Service
 Shares)*                                             02/09/87             1.04%           7.49%                8.93%

(1) Many of the Underlying Funds in which the Sub-Accounts invest existed prior to the date the Sub-Accounts commenced operations. In this table, the specified period is based on the inception date of each Underlying Fund rather than the inception date of the Sub-Account. As such, the table represents what the performance of a Sub-Account would have been if the Sub-Account had been both in existence and invested in the corresponding Underlying Fund since the date indicated. In that respect, these numbers are hypothetical and are not the actual performance numbers for the Sub-Accounts or the Contract.

* These funds include a charge for 12b-1 fees. For periods beyond the inception date of the Sub-Accounts, these hypothetical performance figures are based upon the historical performance of the non 12b-1 class of shares, but adjusted to reflect the effect of the 12b-1 fee on performance.

PERFORMANCE INFORMATION REFLECTS ONLY THE PERFORMANCE OF A HYPOTHETICAL INVESTMENT DURING THE PARTICULAR TIME PERIOD ON WHICH THE CALCULATIONS ARE BASED. ONE-YEAR TOTAL RETURN AND AVERAGE ANNUAL TOTAL RETURN FIGURES ARE BASED ON HISTORICAL EARNINGS AND ARE NOT INTENDED TO INDICATE FUTURE PERFORMANCE. PERFORMANCE INFORMATION SHOULD BE CONSIDERED IN LIGHT OF THE INVESTMENT OBJECTIVES AND POLICIES, CHARACTERISTICS AND QUALITY OF THE PORTFOLIO OF THE FUND IN WHICH A SUB-ACCOUNT INVESTS AND THE MARKET CONDITIONS DURING THE GIVEN TIME PERIOD, AND SHOULD NOT BE CONSIDERED AS A REPRESENTATION OF WHAT MAY BE ACHIEVED IN THE FUTURE.

ALLMERICA FINANCIAL
LIFE INSURANCE AND
ANNUITY COMPANY

CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2002

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                       CONSOLIDATED STATEMENTS OF INCOME

 (UNAUDITED)
 THREE MONTHS ENDED MARCH 31,
 (IN MILLIONS)                                     2002    2001
 -------------                                    ------  ------
 REVENUES
     Premiums...................................  $  0.1  $  0.1
     Universal life and investment product
       policy fees..............................    89.2    92.3
     Net investment income......................    41.1    35.4
     Net realized investment losses.............   (13.8)   (2.6)
     Other income...............................    19.5    20.8
                                                  ------  ------
         Total revenues.........................   136.1   146.0
                                                  ------  ------
 BENEFITS, LOSSES AND EXPENSES
     Policy benefits, claims, losses............    61.6    45.4
     Policy acquisition expenses................     4.1    17.7
     Other operating expenses...................    67.3    55.1
                                                  ------  ------
         Total benefits, losses and expenses....   133.0   118.2
                                                  ------  ------
 Income before federal income taxes.............     3.1    27.8
                                                  ------  ------
 FEDERAL INCOME TAX EXPENSE
     Current....................................     3.1     2.2
     Deferred...................................    (3.8)    3.9
                                                  ------  ------
         Total federal income tax expense.......    (0.7)    6.1
                                                  ------  ------
 Net income.....................................  $  3.8  $ 21.7
                                                  ======  ======

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                          CONSOLIDATED BALANCE SHEETS

                                                           (UNAUDITED)    (AUDITED)
                                                            MARCH 31,   DECEMBER 31,
 (IN MILLIONS)                                                2002          2001
 -------------                                             -----------  -------------
 ASSETS
   Investments:
     Fixed maturities at fair value (amortized cost of
       $1,273.5 and $1,262.2)............................   $ 2,015.2     $ 2,001.9
     Equity securities at fair value (cost of $25.2 and
       $41.2)............................................        36.4          35.3
     Mortgage loans......................................      --           --
     Policy loans........................................       191.6         192.7
     Real estate and other long term investments.........        18.2           9.2
                                                            ---------     ---------
         Total investments...............................     2,261.4       2,239.1
                                                            ---------     ---------
   Cash and cash equivalents.............................       128.5          92.9
   Accrued investment income.............................        41.6          40.2
   Deferred policy acquisition costs.....................     1,595.4       1,511.2
   Reinsurance receivables on paid and unpaid losses,
     benefits and unearned premiums......................       279.4         302.4
   Other assets..........................................        87.3          93.6
   Separate account assets...............................    13,762.3      13,552.0
                                                            ---------     ---------
         Total assets....................................   $18,155.9     $17,831.4
                                                            =========     =========
 LIABILITIES
   Policy liabilities and accruals:
     Future policy benefits..............................   $ 2,740.8     $ 2,690.5
     Outstanding claims and losses.......................        14.6          15.5
     Unearned premiums...................................         2.3           2.3
     Contractholder deposit funds and other policy
       liabilities.......................................       166.9         165.6
                                                            ---------     ---------
         Total policy liabilities and accruals...........     2,924.6       2,873.9
                                                            ---------     ---------
   Expenses and taxes payable............................       157.2          85.8
   Reinsurance premiums payable..........................         5.6          18.3
   Deferred federal income taxes.........................       192.1         200.5
   Separate account liabilities..........................    13,762.3      13,552.0
                                                            ---------     ---------
         Total liabilities...............................    17,041.8      16,730.5
                                                            ---------     ---------
   Contingencies (Note 5)
 SHAREHOLDER'S EQUITY
   Common stock, $1,000 par value, 10,000 shares
     authorized, 2,526 shares issued and outstanding.....         2.5           2.5
   Additional paid-in capital............................       571.7         553.7
   Accumulated other comprehensive loss..................       (19.0)        (10.4)
   Retained earnings.....................................       558.9         555.1
                                                            ---------     ---------
         Total shareholder's equity......................     1,114.1       1,100.9
                                                            ---------     ---------
         Total liabilities and shareholder's equity......   $18,155.9     $17,831.4
                                                            =========     =========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

 (UNAUDITED)
 THREE MONTHS ENDED MARCH 31,
 (IN MILLIONS)                                      2002     2001
 -------------                                    --------  ------
 COMMON STOCK...................................  $    2.5  $  2.5
                                                  --------  ------

 ADDITIONAL PAID IN CAPITAL
     Balance at beginning and end of period.....     571.7   423.7
                                                  --------  ------
 ACCUMULATED OTHER COMPREHENSIVE INCOME
     Net unrealized appreciation (depreciation)
       on investments:
     Balance at beginning of period.............     (10.4)    4.7
     Appreciation during the period:
         Net appreciation on available-for-sale
           securities...........................     (13.2)   21.7
         Provision for deferred federal income
           taxes................................       4.6    (7.6)
                                                  --------  ------
         Other comprehensive income.............      (8.6)   14.1
                                                  --------  ------
     Balance at end of period...................     (19.0)   18.8
                                                  --------  ------

 RETAINED EARNINGS
     Balance at beginning of period.............     555.1   481.2
     Net income.................................       3.8    21.7
                                                  --------  ------
     Balance at end of period...................     558.9   502.9
                                                  --------  ------
         Total shareholder's equity.............  $1,114.1  $947.9
                                                  ========  ======

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

 (UNAUDITED)
 THREE MONTHS ENDED MARCH 31,
 (IN MILLIONS)                                  2002   2001
 -------------                                 ------  -----
 Net income..................................  $  3.8  $21.7
 Other comprehensive income:
     Net appreciation on available-for-sale
       securities............................   (13.2)  21.7
     Provision for deferred federal income
       taxes.................................     4.6   (7.6)
                                               ------  -----
     Other comprehensive income..............    (8.6)  14.1
                                               ------  -----
     Comprehensive income....................  $ (4.8) $35.8
                                               ======  =====

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                   (UNAUDITED)
                                               MARCH 31,  MARCH 31,
 (IN MILLIONS)                                   2002       2001
 -------------                                 ---------  ---------
 CASH FLOWS FROM OPERATING ACTIVITIES
     Net income..............................   $   3.8    $ 21.7
   Adjustments to reconcile net income to net
     cash used in operating activities:
         Net realized losses.................      13.8       2.6
         Net amortization and depreciation...       0.8      (1.5)
         Deferred federal income taxes.......      (3.8)      3.9
         Change in deferred acquisition
           costs.............................     (70.1)    (15.1)
         Change in premiums and notes
           receivable, net of reinsurance
           payable...........................      (7.8)     (6.1)
         Change in accrued investment
           income............................      (1.4)      1.4
         Change in policy liabilities and
           accruals, net.....................      60.3     176.2
         Change in reinsurance receivable....      12.0      (4.6)
         Change in expenses and taxes
           payable...........................     121.6      30.9
         Other, net..........................       1.6     (32.3)
                                                -------    ------
             Net cash used in operating
               activities....................     130.8     177.1
                                                -------    ------
 CASH FLOWS FROM INVESTING ACTIVITIES
     Proceeds from disposals and maturities
       of available-for-sale fixed
       maturities............................      90.1      41.6
     Proceeds from disposals of equity
       securities............................       0.4     --
     Proceeds from disposals of other
       investments...........................     --          9.1
     Proceeds from mortgages matured or
       collected.............................     --          1.3
     Purchase of available-for-sale fixed
       maturities............................    (145.8)    (28.0)
     Purchase of equity securities...........      (0.5)     (9.4)
     Purchase of other investments...........      (9.1)     (3.7)
     Other investing activities, net.........     (30.3)      0.3
                                                -------    ------
         Net cash provided by investing
           activities........................     (95.2)     11.2
                                                -------    ------
 CASH FLOWS FROM FINANCING ACTIVITIES
         Net cash provided by financing
           activities........................     --        --
                                                -------    ------
 Net change in cash and cash equivalents.....      35.6     188.3
 Cash and cash equivalents, beginning of
  period.....................................      92.9      50.8
                                                -------    ------
 Cash and cash equivalents, end of period....   $ 128.5    $239.1
                                                =======    ======

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1.  BASIS OF PRESENTATION

Allmerica Financial Life Insurance and Annuity Company ("AFLIAC" or the "Company") is organized as a stock life insurance company, and is a wholly-owned subsidiary of First Allmerica Financial Life Insurance Company ("FAFLIC") which is a wholly-owned subsidiary of Allmerica Financial Corporation ("AFC"). The consolidated accounts of AFLIAC include the accounts of Allmerica Investments, Inc., Allmerica Investment Management Company, Inc., Allmerica Financial Investment Management Services, Inc., and Allmerica Financial Services Insurance Agency, Inc. subsidiaries which are principally brokerage and investment advisory subsidiaries. In addition, included in the Company's consolidated financial statements are the accounts of five wholly-owned insurance agencies. These agencies are Allmerica Investments Insurance Agency Inc. of Alabama, Allmerica Investments Insurance Agency of Florida Inc., Allmerica Investment Insurance Agency Inc. of Georgia, Allmerica Investment Insurance Agency Inc. of Kentucky, and Allmerica Investments Insurance Agency Inc. of Mississippi.

The statutory stockholder's equity of the Company is being maintained at a minimum level of 5% of general account assets by FAFLIC in accordance with a policy established by vote of FAFLIC's Board of Directors.

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.  NEW ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS ("Statement No. 142"), which requires that goodwill and intangible assets that have indefinite useful lives no longer be amortized over their useful lives, but instead be tested at least annually for impairment. Intangible assets that have finite useful lives will continue to be amortized over their useful lives. In addition, the statement provides specific guidance for testing the impairment of intangible assets. Additional financial statement disclosures about goodwill and other intangible assets, including changes in the carrying amount of goodwill, carrying amounts by classification of amortized and non-amortized assets, and estimated amortization expenses for the next five years, are also required. This statement is effective for fiscal years beginning after December 15, 2001 for all goodwill and other intangible assets held at the date of adoption. Certain provisions of this statement are also applicable for goodwill and other intangible assets acquired after June 30, 2001, but prior to adoption of this statement. The adoption of Statement No. 142 did not have a material impact on its financial condition or results of operations.

3.  SIGNIFICANT TRANSACTIONS

In April 2001, the Company's parent, FAFLIC, contributed capital of $100.0 million consisting of approximately $91.5 million of fixed maturity securities and $8.5 million of cash. In December 2001, FAFLIC declared a $30.0 million contribution of capital consisting of approximately $23.3 million of fixed maturity securities and $6.7 million of cash paid in February 2002.

In March 2002, the company's parent, FAFLIC, declared a $18.0 million contribution of capital consisting of approximately $16.8 million of fixed maturity securities and $1.2 million of cash paid in the second quarter of 2002.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

4.  FEDERAL INCOME TAXES

Federal income tax expense for the periods ended March 31, 2002 and 2001, has been computed using estimated effective tax rates. These rates are revised, if necessary, at the end of each successive interim period to reflect the current estimates of the annual effective tax rates.

5.  CONTINGENCIES

REGULATORY AND INDUSTRY DEVELOPMENTS

Unfavorable economic conditions may contribute to an increase in the number of insurance companies that are under regulatory supervision. This may result in an increase in mandatory assessments by state guaranty funds, or voluntary payments by solvent insurance companies to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments, which are subject to statutory limits, can be partially recovered through a reduction in future premium taxes in some states. The Company is not able to reasonably estimate the potential effect on it of any such future assessments or voluntary payments.

LITIGATION

In 1997, a lawsuit on behalf of a putative class was instituted against AFC and certain of its subsidiaries including AFLIAC, alleging fraud, unfair or deceptive acts, breach of contract, misrepresentation, and related claims in the sale of life insurance policies. In November 1998, AFC and the plaintiffs entered into a settlement agreement, and in May 1999, the Federal District Court in Worcester, Massachusetts approved the settlement agreement and certified the class for this purpose. AFLIAC recognized a $21.0 million pre-tax expense in 1998 related to this litigation. Although the Company believes that this expense reflects appropriate recognition of its obligation under the settlement, this estimate assumes the availability of insurance coverage for certain claims, and the estimate may be revised based on the amount of reimbursement actually tendered by AFC's insurance carriers, and based on changes in the Company's estimate of the ultimate cost of the benefits to be provided to members of the class.

The Company has been named a defendant in various other legal proceedings arising in the normal course of business. In the Company's opinion, based on the advice of legal counsel, the ultimate resolution of these proceedings will not have a material effect on the Company's consolidated financial statements. However, liabilities related to these proceedings could be established in the near term if estimates of the ultimate resolution of these proceedings are revised.

6.  STATUTORY FINANCIAL INFORMATION

CODIFICATION

In 1998, the NAIC adopted Codification of Statutory Accounting Principles guidance ("Codification"), which replaces the current Accounting Practices and Procedures manual as the NAIC's primary guidance on statutory accounting. The Codification provides guidance for areas where statutory accounting has been silent and changes current statutory accounting in some areas, e.g. deferred income taxes are recorded.

The Delaware Insurance Department has adopted the Codification guidance, effective January 1, 2001. The effect of this adoption on the Company's financial condition as recorded as a direct adjustment to unassigned surplus is an increase of $22.2 million (unaudited).

ALLMERICA FINANCIAL
LIFE INSURANCE AND
ANNUITY COMPANY

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholder of Allmerica Financial Life Insurance and Annuity Company:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, shareholder's equity and cash flows present fairly, in all material respects, the financial position of Allmerica Financial Life Insurance and Annuity Company and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
Boston, Massachusetts
February 15, 2002

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                       CONSOLIDATED STATEMENTS OF INCOME

 FOR THE YEARS ENDED DECEMBER 31,
 (IN MILLIONS)                                     2001    2000    1999
 -------------                                     ----    ----    ----
 REVENUES
     Premiums...................................  $  0.2  $  0.1  $  0.5
     Universal life and investment product
       policy fees..............................   363.1   382.2   328.1
     Net investment income......................   160.4   140.4   150.2
     Net realized investment losses.............    (5.9)  (15.2)   (8.7)
     Other income (Note 1)......................    79.5    88.0    38.9
                                                  ------  ------  ------
         Total revenues.........................   597.3   595.5   509.0
                                                  ------  ------  ------
 BENEFITS, LOSSES AND EXPENSES
     Policy benefits, claims and losses.........   201.2   170.1   175.6
     Policy acquisition expenses................    68.8    70.5    49.8
     Other operating expenses (Note 1)..........   225.6   197.8   151.3
     Restructuring cost.........................    --       4.6    --
                                                  ------  ------  ------
         Total benefits, losses and expenses....   495.6   443.0   376.7
                                                  ------  ------  ------
 Income before federal income taxes.............   101.7   152.5   132.3
                                                  ------  ------  ------
 FEDERAL INCOME TAX EXPENSE (BENEFIT)
     Current....................................   (12.3)  (36.7)   15.5
     Deferred...................................    40.1    69.7    30.5
                                                  ------  ------  ------
         Total federal income tax expense.......    27.8    33.0    46.0
                                                  ------  ------  ------
 Net income.....................................  $ 73.9  $119.5  $ 86.3
                                                  ======  ======  ======

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                          CONSOLIDATED BALANCE SHEETS

 DECEMBER 31,
 (IN MILLIONS, EXCEPT PER SHARE DATA)                        2001       2000
 ------------------------------------                      ---------  ---------
 ASSETS
   Investments:
     Fixed maturities at fair value (amortized cost of
       $1,994.4 and $1,262.2)............................  $ 2,001.9  $ 1,270.0
     Equity securities at fair value (cost of $42.3 and
       $41.2)............................................       35.3       35.8
     Mortgage loans......................................     --          200.1
     Policy loans........................................      192.7      185.4
     Real estate and other long-term investments.........        9.2       15.1
                                                           ---------  ---------
         Total investments...............................    2,239.1    1,706.4
                                                           ---------  ---------
   Cash and cash equivalents.............................       92.9       50.8
   Accrued investment income.............................       40.2       33.7
   Deferred policy acquisition costs.....................    1,511.2    1,344.2
   Reinsurance receivable on paid and unpaid losses,
     benefits and unearned premiums......................      302.4      280.2
   Other assets..........................................       93.6       69.3
   Separate account assets...............................   13,552.0   14,688.2
                                                           ---------  ---------
         Total assets....................................  $17,831.4  $18,172.8
                                                           =========  =========
 LIABILITIES
   Policy liabilities and accruals:
     Future policy benefits..............................  $ 2,690.5  $ 2,188.4
     Outstanding claims and losses.......................       15.5       15.6
     Unearned premiums...................................        2.3        2.5
     Contractholder deposit funds and other policy
       liabilities.......................................      165.6       42.5
                                                           ---------  ---------
         Total policy liabilities and accruals...........    2,873.9    2,249.0
                                                           ---------  ---------
   Expenses and taxes payable............................       85.8      138.6
   Reinsurance premiums payable..........................       18.3       16.4
   Deferred federal income taxes.........................      200.5      168.5
   Separate account liabilities..........................   13,552.0   14,688.2
                                                           ---------  ---------
         Total liabilities...............................   16,730.5   17,260.7
                                                           ---------  ---------
   Contingencies (Note 12)
 SHAREHOLDER'S EQUITY
   Common stock, $1,000 par value, 10,000 shares
     authorized, 2,526 and 2,526 shares, issued and
     outstanding.........................................        2.5        2.5
   Additional paid-in capital............................      553.7      423.7
   Accumulated other comprehensive (loss) income.........      (10.4)       4.7
   Retained earnings.....................................      555.1      481.2
                                                           ---------  ---------
         Total shareholder's equity......................    1,100.9      912.1
                                                           ---------  ---------
         Total liabilities and shareholder's equity......  $17,831.4  $18,172.8
                                                           =========  =========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

 FOR THE YEARS ENDED DECEMBER 31,
 (IN MILLIONS)                                      2001     2000    1999
 -------------                                    --------  ------  ------
 COMMON STOCK...................................  $    2.5  $  2.5  $  2.5
                                                  --------  ------  ------

 ADDITIONAL PAID-IN CAPITAL
     Balance at beginning of period.............     423.7   423.7   407.9
     Capital contribution by parent.............     130.0    --      15.8
                                                  --------  ------  ------
     Balance at end of period...................     553.7   423.7   423.7
                                                  --------  ------  ------
 ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME
     Net unrealized appreciation (depreciation)
       on investments:
     Balance at beginning of period.............       4.7    (2.6)   24.1
     (Depreciation) appreciation during the
       period:
         Net (depreciation) appreciation on
           available-for-sale securities........      (2.4)   11.2   (41.1)
         Benefit (provision) for deferred
           federal income taxes.................       0.9    (3.9)   14.4
                                                  --------  ------  ------
                                                      (1.5)    7.3   (26.7)
                                                  --------  ------  ------
     Balance at end of period...................       3.2     4.7    (2.6)
                                                  --------  ------  ------
     Minimum pension liability:
     Balance at beginning of period
     Increase (decrease) during the period:.....     --       --      --
         Increase in minimum pension
           liability............................     (20.8)   --      --
         Benefit for deferred federal income
           taxes................................       7.2    --      --
                                                  --------  ------  ------
                                                     (13.6)   --      --
                                                  --------  ------  ------
     Balance at end of period...................     (13.6)   --      --
                                                  --------  ------  ------
     Total accumulated other comprehensive
       (loss) income............................     (10.4)    4.7    (2.6)
                                                  --------  ------  ------
 RETAINED EARNINGS
     Balance at beginning of period.............     481.2   361.7   275.4
     Net income.................................      73.9   119.5    86.3
                                                  --------  ------  ------
     Balance at end of period...................     555.1   481.2   361.7
                                                  --------  ------  ------
         Total shareholder's equity.............  $1,100.9  $912.1  $785.3
                                                  ========  ======  ======

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

 FOR THE YEARS ENDED DECEMBER 31,
 (IN MILLIONS)                                  2001    2000    1999
 -------------                                 ------  ------  ------
 Net income..................................  $ 73.9  $119.5  $ 86.3
 Other comprehensive (loss) income:
     Net (depreciation) appreciation on
       available-for-sale securities.........    (2.4)   11.2   (41.1)
     Increase in minimum pension liability...   (20.8)   --      --
     Benefit (provision) for deferred federal
       income taxes..........................     8.1    (3.9)   14.4
                                               ------  ------  ------
     Other comprehensive (loss) income.......   (15.1)    7.3   (26.7)
                                               ------  ------  ------
     Comprehensive income....................  $ 58.8  $126.8  $ 59.6
                                               ======  ======  ======

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

 FOR THE YEARS ENDED DECEMBER 31,
 (IN MILLIONS)                                    2001      2000     1999
 -------------                                 ----------  -------  -------
 CASH FLOWS FROM OPERATING ACTIVITIES
     Net income..............................  $    73.9   $ 119.5  $  86.3
   Adjustments to reconcile net income to net
     cash used in operating activities:
         Net realized losses/(gains).........        5.9      15.2      8.7
         Net amortization and depreciation...       (2.8)     (3.8)    (2.3)
         Deferred federal income taxes.......       40.1      69.7     30.5
         Change in deferred acquisition
           costs.............................     (167.0)   (207.0)  (169.7)
         Change in reinsurance premiums
           payable...........................        2.4      (1.2)   (31.5)
         Change in accrued investment
           income............................       (6.5)      2.3     (2.5)
         Change in policy liabilities and
           accruals, net.....................      624.8     (86.8)    (8.4)
         Change in reinsurance receivable....      (22.2)      7.0     20.7
         Change in expenses and taxes
           payable...........................      (44.7)    (78.7)    64.1
         Other, net..........................      (24.3)    --       (14.8)
                                               ---------   -------  -------
             Net cash (used in) provided by
               operating activities..........      479.6    (163.8)   (18.9)
                                               ---------   -------  -------
 CASH FLOWS FROM INVESTING ACTIVITIES
     Proceeds from disposals and maturities
       of available-for-sale fixed
       maturities............................      543.3     512.4    330.9
     Proceeds from disposals of equity
       securities............................       14.8       1.0     30.9
     Proceeds from disposals of other
       investments...........................        9.3      15.6      0.8
     Proceeds from mortgages sold, matured or
       collected.............................      111.7      49.7     30.5
     Purchase of available-for-sale fixed
       maturities............................   (1,104.0)   (437.3)  (415.5)
     Purchase of equity securities...........      (10.3)    (16.0)   (20.2)
     Purchase of other investments...........       (3.2)    (45.9)   (44.1)
     Other investing activities, net.........       (7.6)      2.2      2.0
                                               ---------   -------  -------
         Net cash provided by (used in)
           investing activities..............     (446.0)     81.7    (84.7)
                                               ---------   -------  -------
 CASH FLOWS FROM FINANCING ACTIVITIES
     Contribution from subsidiaries..........     --         --        14.6
     Proceeds from issuance of stock and
       capital paid in.......................        8.5     --         4.0
                                               ---------   -------  -------
         Net cash provided by financing
           activities........................        8.5     --        18.6
                                               ---------   -------  -------
 Net change in cash and cash equivalents.....       42.1     (82.1)   (85.0)
 Cash and cash equivalents, beginning of
  period.....................................       50.8     132.9    217.9
                                               ---------   -------  -------
 Cash and cash equivalents, end of period....  $    92.9   $  50.8  $ 132.9
                                               =========   =======  =======
 SUPPLEMENTAL CASH FLOW INFORMATION
     Interest paid...........................  $  --       $ --     $ --
     Income taxes (received) paid............  $   (11.1)  $  (5.6) $   4.4

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.  BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

Allmerica Financial Life Insurance and Annuity Company ("AFLIAC" or the "Company") is organized as a stock life insurance company, and is a wholly-owned subsidiary of First Allmerica Financial Life Insurance Company ("FAFLIC") which is a wholly-owned subsidiary of Allmerica Financial Corporation ("AFC"). As noted below, the consolidated accounts of AFLIAC include the accounts of certain wholly-owned non-insurance subsidiaries (principally brokerage and investment advisory subsidiaries).

Prior to July 1, 1999, AFLIAC was a wholly-owned subsidiary of SMA Financial Corporation ("SMAFCO"), which was a wholly-owned subsidiary of FAFLIC. Effective July 1, 1999 and in connection with AFC's restructuring activities, SMAFCO was renamed Allmerica Asset Management, Inc. ("AAM") and contributed its ownership of AFLIAC to FAFLIC. AAM also contributed Allmerica Investments, Inc., Allmerica Investment Management Company, Inc., Allmerica Financial Investment Management Services, Inc., and Allmerica Financial Services Insurance Agency, Inc., to AFLIAC in exchange for one share of AFLIAC common stock. The equity of these four companies on July 1, 1999 was $11.8 million. For the twelve months ended December 31, 2001, December 31, 2000 and for the six months ended December 31, 1999, the subsidiaries of AFLIAC had total revenue of $96.9 million, $89.7 million and $35.5 million, respectively, and total benefits, losses and expenses of $76.2 million, $62.0 million and $24.4 million, respectively. All significant inter-company accounts and transactions have been eliminated.

In addition, effective November 1, 1999, the Company's consolidated financial statements include five wholly-owned insurance agencies. These agencies are Allmerica Investments Insurance Agency Inc. of Alabama, Allmerica Investments Insurance Agency Inc. of Florida, Allmerica Investment Insurance Agency Inc. of Georgia, Allmerica Investment Insurance Agency Inc. of Kentucky, and Allmerica Investments Insurance Agency Inc. of Mississippi.

AFLIAC's operations primarily include the production, sale and administration of variable annuities and variable universal life as well as brokerage and non-institutional investment advisory services. Also, the Company is a Registered Investment Advisor providing investment advisory services, primarily to affiliates and to third parties, such as money market and other fixed income clients.

The statutory stockholders' equity of the Company is being maintained at a minimum level of 5% of general account assets by FAFLIC in accordance with a policy established by vote of FAFLIC's Board of Directors.

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

B.  VALUATION OF INVESTMENTS

In accordance with the provisions of Statement of Financial Accounting Standards No. 115, ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES ("Statement No. 115"), the Company is required to classify its investments into one of three categories: held-to-maturity, available-for-sale or trading. The Company determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation as of each balance sheet date.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Debt securities and marketable equity securities are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of shareholder's equity. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in investment income.

Mortgage loans on real estate are stated at unpaid principal balances, net of unamortized discounts and reserves. Reserves on mortgage loans are based on losses expected by the Company to be realized on transfers of mortgage loans to real estate (upon foreclosure), on the disposition or settlement of mortgage loans and on mortgage loans which the Company believes may not be collectible in full. In establishing reserves, the Company considers, among other things, the estimated fair value of the underlying collateral.

Fixed maturities and mortgage loans that are delinquent are placed on non-accrual status, and thereafter interest income is recognized only when cash payments are received.

Policy loans are carried principally at unpaid principal balances.

As of December 31, 2001, there was one property in the Company's investment portfolio which was acquired upon the foreclosure of a mortgage loan. The asset is being carried at the estimated fair value less cost of disposal. Depreciation is not recorded on this asset while it is held for disposal. As of December 31, 2000, there were no real estate properties in the Company's investment portfolio.

Realized investment gains and losses, other than those related to separate accounts for which the Company does not bear the investment risk, are reported as a component of revenues based upon specific identification of the investment assets sold. When an other than temporary impairment of the value of a specific investment or a group of investments is determined, a realized investment loss is recorded. Changes in the reserves for mortgage loans are included in realized investment gains or losses.

C.  FINANCIAL INSTRUMENTS

In the normal course of business, the Company enters into transactions involving various types of financial instruments, including debt, investments such as fixed maturities, mortgage loans and equity securities, investment and loan commitments. These instruments involve credit risk and also may be subject to risk of loss due to interest rate fluctuation. The Company evaluates and monitors each financial instrument individually and, when appropriate, obtains collateral or other security to minimize losses.

D.  CASH AND CASH EQUIVALENTS

Cash and cash equivalents includes cash on hand, amounts due from banks and highly liquid debt instruments purchased with an original maturity of three months or less.

E.  DEFERRED POLICY ACQUISITION COSTS

Acquisition costs consist of commissions, underwriting costs and other costs, which vary with, and are primarily related to, the production of revenues. Acquisition costs related to universal life products, variable annuities and contractholder deposit funds are deferred and amortized in proportion to total estimated gross profits from investment yields, mortality, surrender charges and expense margins over the expected life of the contracts. This amortization is reviewed periodically and adjusted retrospectively when the Company revises its estimate of current or future gross profits to be realized from this group of products, including realized and unrealized gains and losses from investments. Acquisition costs related to fixed annuities and other life insurance products are deferred and amortized, generally in proportion to the ratio of annual revenue to the

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

estimated total revenues over the contract periods based upon the same assumptions used in estimating the liability for future policy benefits.

Deferred acquisition costs for each product are reviewed to determine if they are recoverable from future income, including investment income. If such costs are determined to be unrecoverable, they are expensed at the time of determination. Although realization of deferred policy acquisition costs is not assured, the Company believes it is more likely than not that all of these costs will be realized. The amount of deferred policy acquisition costs considered realizable, however, could be reduced in the near term if the estimates of gross profits or total revenues discussed above are reduced. The amount of amortization of deferred policy acquisition costs could be revised in the near term if any of the estimates discussed above are revised.

F.  SEPARATE ACCOUNTS

Separate account assets and liabilities represent segregated funds administered and invested by the Company for the benefit of variable annuity and variable life insurance contractholders. Assets consist principally of bonds, common stocks, mutual funds, and short-term obligations at market value. The investment income and gains and losses of these accounts generally accrue to the contractholders and, therefore, are not included in the Company's net income. Appreciation and depreciation of the Company's interest in the separate accounts, including undistributed net investment income, is reflected in shareholder's equity or net investment income.

G.  POLICY LIABILITIES AND ACCRUALS

Future policy benefits are liabilities for life, disability income and annuity products. Such liabilities are established in amounts adequate to meet the estimated future obligations of policies in force. Future policy benefits for individual life insurance and annuity policies are computed using interest rates ranging from 3.0% to 6.0% for life insurance and 3.5% to 9.5% for annuities. Mortality, morbidity and withdrawal assumptions for all policies are based on the Company's own experience and industry standards. Liabilities for universal life, variable universal life and variable annuities include deposits received from customers and investment earnings on their fund balances, less administrative charges. Universal life fund balances are also assessed mortality and surrender charges. Liabilities for variable annuities include a reserve for benefit claims in excess of a guaranteed minimum fund value.

Individual disability income benefit liabilities for active lives are estimated using the net level premium method, and assumptions as to future morbidity and interest that provide a margin for adverse deviation. Benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest.

Liabilities for outstanding claims and losses are estimates of payments to be made for reported claims and estimates of claims incurred but not reported for individual life and disability income policies. These estimates are continually reviewed and adjusted as necessary; such adjustments are reflected in current operations.

Contractholder deposit funds and other policy liabilities include investment-related products and consist of deposits received from customers and investment earnings on their fund balances.

All policy liabilities and accruals are based on the various estimates discussed above. Although the adequacy of these amounts cannot be assured, the Company believes that it is more likely than not that policy liabilities and accruals will be sufficient to meet future obligations of policies in force. The amount of liabilities and accruals, however, could be revised in the near term if the estimates discussed above are revised.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

H.  PREMIUM AND FEE REVENUE AND RELATED EXPENSES

Premiums for individual life insurance and individual and group annuity products, excluding universal life and investment-related products, are considered revenue when due. Individual disability income insurance premiums are recognized as revenue over the related contract periods. The unexpired portion of these premiums is recorded as unearned premium. Benefits, losses and related expenses are matched with premiums, resulting in their recognition over the lives of the contracts. This matching is accomplished through the provision for future benefits, estimated and unpaid losses and amortization of deferred policy acquisition costs. Revenues for investment-related products consist of net investment income and contract charges assessed against the fund values. Related benefit expenses include annuity benefit claims in excess of a guaranteed minimum fund value, and net investment income credited to the fund values after deduction for investment and risk charges. Revenues for universal life and group variable universal life products consist of net investment income, with mortality, administration and surrender charges assessed against the fund values. Related benefit expenses include universal life benefit claims in excess of fund values and net investment income credited to universal life fund values. Certain policy charges that represent compensation for services to be provided in future periods are deferred and amortized over the period benefited using the same assumptions used to amortize capitalized acquisition costs.

I.  FEDERAL INCOME TAXES

AFC and its domestic subsidiaries (including certain non-insurance operations) file a consolidated United States federal income tax return. Entities included within the consolidated group are segregated into either a life insurance or non-life insurance company subgroup. The consolidation of these subgroups is subject to certain statutory restrictions on the percentage of eligible non-life tax losses that can be applied to offset life insurance company taxable income.

The Board of Directors has delegated to AFC management the development and maintenance of appropriate federal income tax allocation policies and procedures, which are subject to written agreement between the companies. Prior to 2001, the federal income tax for all subsidiaries in the consolidated return of AFC is calculated on a separate return basis. Any current tax liability is paid to AFC. Tax benefits resulting from taxable operating losses or credits of AFC's subsidiaries are not reimbursed to the subsidiary until such losses or credits can be utilized by the subsidiary on a separate return basis. During 2001, a new Consolidated Income Tax Agreement was entered into effective for the tax year ending December 31, 2001. Based on the new Agreement, the income tax liability is calculated on a separate return basis, except that benefits arising from tax attributes are allocated to those members producing the attributes to the extent they are utilized by the consolidated group.

Deferred income taxes are generally recognized when assets and liabilities have different values for financial statement and tax reporting purposes, and for other temporary taxable and deductible differences as defined by Statement of Financial Accounting Standards No. 109, ACCOUNTING FOR INCOME TAXES ("Statement No. 109"). These differences result primarily from loss and LAE reserves, policy reserves, policy acquisition expenses, and unrealized appreciation or depreciation on investments.

J.  OTHER INCOME AND OTHER OPERATING EXPENSES

Other income and other operating expenses for the years ended December 31, 2001, 2000 and 1999 include investment management and brokerage income and sub-advisory expenses arising from the activities of the non-insurance subsidiaries that were transferred to AFLIAC during 1999, as more fully described in Note 1A.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

K.  NEW ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS ("Statement No. 142"), which requires that goodwill and intangible assets that have indefinite useful lives no longer be amortized over their useful lives, but instead be tested at least annually for impairment. Intangible assets that have finite useful lives will continue to be amortized over their useful lives. In addition, the statement provides specific guidance for testing the impairment of intangible assets. Additional financial statement disclosures about goodwill and other intangible assets, including changes in the carrying amount of goodwill, carrying amounts by classification of amortized and non-amortized assets, and estimated amortization expenses for the next five years, are also required. This statement is effective for fiscal years beginning after December 15, 2001 for all goodwill and other intangible assets held at the date of adoption. Certain provisions of this statement are also applicable for goodwill and other intangible assets acquired after June 30, 2001, but prior to adoption of this statement. The adoption of Statement No. 142 did not have a material impact on its financial condition or results of operations.

In June 2001, the FASB issued Statement of Financial Accounting Standards
No. 141, BUSINESS COMBINATIONS ("Statement No. 141"), which requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting. It further specifies the criteria that intangible assets must meet in order to be recognized and reported apart from goodwill. The implementation of Statement No. 141 is not expected to have a material effect on the Company's financial statements.

In June 1998, the FASB issued Statement of Financial Accounting Standards
No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES ("Statement No. 133"), which establishes accounting and reporting standards for derivative instruments. Statement No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. The adoption of Statement No. 133 did not have a material impact on the Company's results of operation or financial position.

L.  RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to the current year presentation.

2.  SIGNIFICANT TRANSACTIONS

In April 2001, the Company's parent, FAFLIC, contributed capital of $100.0 million consisting of approximately $91.5 of fixed maturity securities and $8.5 million of cash. In December 2001, an additional contribution of $30.0 million was declared, and paid in 2002.

During 2000, AFC adopted a formal company-wide restructuring plan. This plan was a result of a corporate initiative that began in the fall of 1999, intended to reduce expenses and enhance revenues. This plan consists of various initiatives including a series of internal reorganizations, consolidations in home office operations, consolidations in field offices, changes in distribution channels and product changes. As a result of this restructuring plan, the Company recognized a pre-tax expense of $4.6 million during 2000 as reflected in restructuring costs in the Consolidated Statements of Income. This charge relates to one-time project costs, all of which were paid in 2000.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3.  INVESTMENTS

A.  FIXED MATURITIES AND EQUITY SECURITIES

The Company accounts for its investments in fixed maturities and equity securities, all of which are classified as available-for-sale, in accordance with the provisions of Statement No. 115.

The amortized cost and fair value of available-for-sale fixed maturities and equity securities were as follows:

                                                             2001
                                          -------------------------------------------
                                                       GROSS       GROSS
DECEMBER 31,                              AMORTIZED  UNREALIZED  UNREALIZED    FAIR
(IN MILLIONS)                             COST (1)     GAINS       LOSSES     VALUE
-------------                             ---------  ----------  ----------  --------
U.S. Treasury securities and U.S.
 government and agency Securities.......  $   10.6     $ 0.7       $--       $   11.3
States and political subdivisions.......       2.5       0.2       --             2.7
Foreign governments.....................      10.7       0.8       --            11.5
Corporate fixed maturities..............   1,624.0      40.9        40.2      1,624.7
Mortgage-backed securities..............     346.6       6.8         1.7        351.7
                                          --------     -----       -----     --------
Total fixed maturities..................  $1,994.4     $49.4       $41.9     $2,001.9
                                          ========     =====       =====     ========
Equity securities.......................  $   42.3     $ 1.5       $ 8.5     $   35.3
                                          ========     =====       =====     ========

                                                             2000
                                          -------------------------------------------
                                                       GROSS       GROSS
DECEMBER 31,                              AMORTIZED  UNREALIZED  UNREALIZED    FAIR
(IN MILLIONS)                             COST (1)     GAINS       LOSSES     VALUE
-------------                             ---------  ----------  ----------  --------
U.S. Treasury securities and U.S.
 government and agency Securities.......  $    5.2     $ 0.6       $--       $    5.8
States and political subdivisions.......      10.4       0.3       --            10.7
Foreign governments.....................      18.6       0.8         0.1         19.3
Corporate fixed maturities..............   1,116.3      28.2        25.5      1,119.0
Mortgage-backed securities..............     111.7       3.9         0.4        115.2
                                          --------     -----       -----     --------
Total fixed maturities..................  $1,262.2     $33.8       $26.0     $1,270.0
                                          ========     =====       =====     ========
Equity securities.......................  $   41.2     $ 0.5       $ 5.9     $   35.8
                                          ========     =====       =====     ========

(1) Amortized cost for fixed maturities and cost for equity securities.

In connection with AFLIAC's voluntary withdrawal of its license in New York, AFLIAC agreed with the New York Department of Insurance to maintain, through a custodial account in New York, a security deposit, the market value of which will equal 102% of all outstanding statutory liabilities of AFLIAC for New York policyholders, claimants and creditors. At December 31, 2001, the amortized cost and market value of these assets on deposit in New York were $180.0 million and $182.9 million, respectively. At December 31, 2000, the amortized cost and market value of assets on deposit were $186.7 million and $189.8 million, respectively. In addition, fixed maturities, excluding those securities on deposit in New York, with an amortized cost of $4.1 million were on deposit with various state and governmental authorities at December 31, 2001 and 2000, respectively.

There were no contractual fixed maturity investment commitments at December 31, 2001.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The amortized cost and fair value by maturity periods for fixed maturities are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties, or the Company may have the right to put or sell the obligations back to the issuers. Mortgage backed securities are included in the category representing their ultimate maturity.

                                                                     2001
                                                              -------------------
DECEMBER 31,                                                  AMORTIZED    FAIR
(IN MILLIONS)                                                   COST      VALUE
-------------                                                 ---------  --------
Due in one year or less.....................................  $  249.1   $  251.5
Due after one year through five years.......................     540.5      554.9
Due after five years through ten years......................     752.3      748.7
Due after ten years.........................................     452.5      446.8
                                                              --------   --------
Total.......................................................  $1,994.4   $2,001.9
                                                              ========   ========

B.  MORTGAGE LOANS AND REAL ESTATE

At December 31, 2001 there were no mortgage loans in the Company's investment portfolio. At December 31, 2000, the Company's mortgage loans were diversified by property type and location. Mortgage loans were collateralized by the related properties and generally were no more than 75% of the property's value at the time the original loan was made. The carrying value of mortgage loans, net of applicable reserves, was $200.1 million at December 31, 2000. Reserves for mortgage loans were $1.7 million at December 31, 2000. During 2001, the Company received proceeds of $188.4 million as a result of the sale of $180.4 million of its mortgage loan portfolio. Of this, proceeds of $98.8 million resulted from the sale of $96.3 million of mortgage loans to the Company's affiliates, for consideration of $96.4 million in fixed maturity securities and $2.4 million in cash.

At December 31, 2001 there was one real estate property in the Company's investment portfolio. The Company did not hold any real estate investments in 2000. The real estate at December 31, 2001, which had a carrying value of $1.9 million, was acquired through the foreclosure of a mortgage loan and represents non-cash investing activity in 2001. There were no non-cash investing activities, including real estate acquired through foreclosure of mortgage loans, in 2000 and 1999.

There were no contractual commitments to extend credit under commercial mortgage loan agreements at December 31, 2001.

Mortgage loan investments for 2000 comprised the following property types and geographic regions:

DECEMBER 31,
(IN MILLIONS)                                                  2000
-------------                                                 ------
Property type:
  Office building...........................................  $116.7
  Industrial/warehouse......................................    52.8
  Retail....................................................    21.6
  Residential...............................................     7.8
  Other.....................................................     2.9
  Reserves..................................................    (1.7)
                                                              ------
Total.......................................................  $200.1
                                                              ======

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31,
(IN MILLIONS)                                                  2000
-------------                                                 ------
Geographic region:
  Pacific...................................................  $ 77.6
  South Atlantic............................................    58.4
  East North Central........................................    28.6
  Middle Atlantic...........................................    13.2
  New England...............................................    13.0
  West South Central........................................     1.8
  Other.....................................................     9.2
  Reserves..................................................    (1.7)
                                                              ------
Total.......................................................  $200.1
                                                              ======

During 2001, the Company did not refinance any mortgage loans based on terms which differed from those granted to new borrowers.

There were no mortgage loan investment reserves at December 31, 2001. As of December 31, 2000, the mortgage loan investment reserves were $1.7 million, which was deducted in arriving at investment carrying values as presented in the 2000 Consolidated Balance Sheets. There were no impaired loans or related reserves as of December 31, 2001. The carrying value of impaired loans was $3.4 million, with related reserves of $0.4 million, as of December 31, 2000. All impaired loans were reserved for as of December 31, 2000. The four year rolling average carrying value of impaired loans was $2.2 million, $8.2 million and $14.3 million at December 31, 2001, 2000, and 1999, respectively. Related interest income while such loans were impaired was $1.0 million and $1.5 million at December 31, 2000 and 1999, respectively. There was no interest received in 2001 related to impaired loans at December 31, 2001.

C.  UNREALIZED GAINS AND LOSSES

Unrealized gains and losses on available-for-sale and other securities, are summarized as follows:

                                                                             EQUITY
FOR THE YEARS ENDED DECEMBER 31,                                FIXED      SECURITIES
(IN MILLIONS)                                                 MATURITIES  AND OTHER (1)  TOTAL
-------------                                                 ----------  -------------  ------
2001
Net appreciation, beginning of year.........................    $  2.0          2.7         4.7
                                                                ------        -----      ------
Net depreciation on available-for-sale securities...........      (2.0)        (2.3)       (4.3)
Net appreciation from the effect on deferred policy
 acquisition costs and on policy liabilities................       1.9       --             1.9
(Provision) benefit from deferred federal income taxes......       0.1          0.8         0.9
                                                                ------        -----      ------
                                                                 --            (1.5)       (1.5)
                                                                ------        -----      ------
Net appreciation, end of year...............................    $  2.0          1.2         3.2
                                                                ======        =====      ======

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                                                                             EQUITY
FOR THE YEARS ENDED DECEMBER 31,                                FIXED      SECURITIES
(IN MILLIONS)                                                 MATURITIES  AND OTHER (1)  TOTAL
-------------                                                 ----------  -------------  ------
2000
Net (depreciation) appreciation, beginning of year..........    $(10.4)       $ 7.8      $ (2.6)
                                                                ------        -----      ------
Net appreciation (depreciation) on available-for-sale
 securities.................................................      37.3         (7.9)       29.4
Net depreciation from the effect on deferred policy
 acquisition costs and on policy liabilities................     (18.2)      --           (18.2)
(Provision) benefit from deferred federal income taxes......      (6.7)         2.8        (3.9)
                                                                ------        -----      ------
                                                                  12.4         (5.1)        7.3
                                                                ------        -----      ------
Net appreciation, end of year...............................    $  2.0        $ 2.7      $  4.7
                                                                ======        =====      ======

1999
Net appreciation, beginning of year.........................    $ 16.2        $ 7.9      $ 24.1
                                                                ------        -----      ------
Net depreciation on available-for-sale securities...........     (75.3)        (0.2)      (75.5)
Net appreciation from the effect on deferred policy
 acquisition costs and on policy liabilities................      34.4       --            34.4
Benefit from deferred federal income taxes..................      14.3          0.1        14.4
                                                                ------        -----      ------
                                                                 (26.6)        (0.1)      (26.7)
                                                                ------        -----      ------
Net (depreciation) appreciation, end of year................    $(10.4)       $ 7.8      $ (2.6)
                                                                ======        =====      ======

(1) Includes net (depreciation) appreciation on other investments of $(0.7) million, $4.9 million and $(3.1) million in 2001, 2000 and 1999 respectively.

D.  OTHER

At December 31, 2001 and 2000, AFLIAC had no concentration of investments in a single investee exceeding 10% of shareholder's equity.

4.  INVESTMENT INCOME AND GAINS AND LOSSES

A.  NET INVESTMENT INCOME

The components of net investment income were as follows:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                  2001    2000    1999
-------------                                                 ------  ------  ------
Fixed maturities............................................  $114.1  $103.8  $107.2
Mortgage loans..............................................    13.9    17.2    19.0
Equity securities...........................................     1.3     1.0     0.4
Policy loans................................................    15.1    14.0    12.4
Other long-term investments.................................     8.3     2.8     4.0
Short-term investments......................................     9.3     3.3     9.5
                                                              ------  ------  ------
    Gross investment income.................................   162.0   142.1   152.5
Less investment expenses....................................    (1.6)   (1.7)   (2.3)
                                                              ------  ------  ------
    Net investment income...................................  $160.4  $140.4  $150.2
                                                              ======  ======  ======

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The Company had fixed maturities with a carrying value of $0.7 million and $0.2 million on non-accrual status at December 31, 2001 and 2000, respectively. There were no mortgage loans on non-accrual status at December 31, 2001 and 2000. The effect of non-accruals, compared with amounts that would have been recognized in accordance with the original terms of the investments, was a reduction in net investment income of $0.8 million, $0.2 million and $1.2 million in 2001, 2000 and 1999, respectively.

The payment terms of mortgage loans may from time to time be restructured or modified. There were no restructured or modified loans as of December 31, 2001. The investment in restructured mortgage loans, based on amortized cost, amounted to $3.8 million at December 31, 2000. Interest income on restructured mortgage loans that would have been recorded in accordance with the original terms of such loans amounted to $0.9 million in 2000 and 1999. Actual interest income on these loans included in net investment income aggregated $1.0 million and $1.1 million in 2000 and 1999, respectively.

There were no mortgage loans which were non-income producing at December 31, 2001 and 2000. There were, however, fixed maturities with a carrying value of $0.4 million and $0.2 million at December 31, 2001 and 2000, respectively, which were non-income producing during 2001 and 2000.

Included in other long-term investments is income from limited partnerships of $0.5 million, $1.9 million and $0.9 million in 2001, 2000 and 1999, respectively.

B.  NET REALIZED INVESTMENT GAINS AND LOSSES

Realized (losses) gains on investments were as follows:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                  2001    2000    1999
-------------                                                 ------  ------  ------
Fixed maturities............................................  $(18.6) $(20.5) $(18.8)
Mortgage loans..............................................     8.0     0.7     0.8
Equity securities...........................................     5.6     0.9     8.5
Other long-term investments.................................    (0.9)    3.7     0.8
                                                              ------  ------  ------
Net realized investment losses..............................  $ (5.9) $(15.2) $ (8.7)
                                                              ======  ======  ======

The proceeds from voluntary sales of available-for-sale securities and the gross realized gains and gross realized losses on those sales were as follows:

                                                              PROCEEDS FROM
FOR THE YEARS ENDED DECEMBER 31,                                VOLUNTARY    GROSS  GROSS
(IN MILLIONS)                                                     SALES      GAINS  LOSSES
-------------                                                 -------------  -----  ------
2001
Fixed maturities............................................     $287.0      $13.7  $ 6.3
Equity securities...........................................     $ 14.8      $ 5.6  $--
2000
Fixed maturities............................................     $380.2      $ 0.9  $20.5
Equity securities...........................................     $  1.0      $ 0.9  $--
1999
Fixed maturities............................................     $162.3      $ 2.7  $ 4.3
Equity securities...........................................     $ 30.4      $10.1  $ 1.6

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The Company recognized losses of $25.1 million, $3.6 million and $17.5 million in 2001, 2000 and 1999, respectively, related to other-than-temporary impairments on fixed maturities and other securities.

C.  OTHER COMPREHENSIVE INCOME RECONCILIATION

The following table provides a reconciliation of gross unrealized (losses) gains to the net balance shown in the consolidated statements of comprehensive income:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                  2001    2000    1999
-------------                                                 ------  ------  ------
Unrealized (losses) gains on securities:
Unrealized holding (losses) gains arising during period (net of taxes of $(5.5) million, $(2.9) million and $(18.0)
 million in 2001, 2000 and 1999, respectively)..............  $(10.0) $ (5.4) $(33.4)
Less: reclassification adjustment for (losses) gains
 included in net income (net of taxes of $(4.6) million,
 $(6.9) million and $(3.6) million in 2001, 2000 and 1999,
 respectively)..............................................  $ (8.5)  (12.7)   (6.7)
                                                              ------  ------  ------
Other comprehensive income (loss)...........................  $ (1.5) $  7.3  $(26.7)
                                                              ======  ======  ======

5.  FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS

Statement No. 107, DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS, requires disclosure of fair value information about certain financial instruments (insurance contracts, real estate, goodwill and taxes are excluded) for which it is practicable to estimate such values, whether or not these instruments are included in the balance sheet. The fair values presented for certain financial instruments are estimates which, in many cases, may differ significantly from the amounts which could be realized upon immediate liquidation. In cases where market prices are not available, estimates of fair value are based on discounted cash flow analyses that utilize current interest rates for similar financial instruments that have comparable terms and credit quality.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

CASH AND CASH EQUIVALENTS

For these short-term investments, the carrying amount approximates fair value.

FIXED MATURITIES

Fair values are based on quoted market prices, if available. If a quoted market price is not available, fair values are estimated using independent pricing sources or internally developed pricing models using discounted cash flow analyses.

EQUITY SECURITIES

Fair values are based on quoted market prices, if available. If a quoted market price is not available, fair values are estimated using independent pricing sources or internally developed pricing models.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

MORTGAGE LOANS

Fair values are estimated by discounting the future contractual cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings. The fair value of below investment grade mortgage loans are limited to the lesser of the present value of the cash flows or book value.

POLICY LOANS

The carrying amount reported in the Consolidated Balance Sheets approximates fair value since policy loans have no defined maturity dates and are inseparable from the insurance contracts.

FIXED ANNUITY AND OTHER CONTRACTS (WITHOUT MORTALITY FEATURES)

Fair values for the Company's liabilities under individual fixed annuity contracts are estimated based on current surrender values, supplemental contracts without life contingencies reflect current fund balances, and other individual contract funds represent the present value of future policy benefits.

The estimated fair values of the financial instruments were as follows:

                                                                     2001                 2000
                                                              -------------------  -------------------
DECEMBER 31,                                                  CARRYING     FAIR    CARRYING     FAIR
(IN MILLIONS)                                                   VALUE     VALUE      VALUE     VALUE
-------------                                                 ---------  --------  ---------  --------
FINANCIAL ASSETS
  Cash and cash equivalents.................................  $   92.9   $   92.9  $   50.8   $   50.8
  Fixed maturities..........................................   2,001.9    2,001.9   1,270.0    1,270.0
  Equity securities.........................................      35.3       35.3      35.8       35.8
  Mortgage loans............................................     --         --        200.1      208.5
  Policy loans..............................................     192.7      192.7     185.4      185.4
                                                              --------   --------  --------   --------
                                                              $2,322.8   $2,322.8  $1,742.1   $1,750.5
                                                              ========   ========  ========   ========
FINANCIAL LIABILITIES
  Individual fixed annuity contracts........................  $1,532.6   $1,523.0  $  978.3   $  946.2
  Supplemental contracts without life contingencies.........      35.8       35.8      19.9       19.9
  Other individual contract deposit funds...................      30.8       30.9      23.8       23.8
                                                              --------   --------  --------   --------
                                                              $1,599.2   $1,589.7  $1,022.0   $  989.9
                                                              ========   ========  ========   ========

6.  FEDERAL INCOME TAXES

Provisions for federal income taxes have been calculated in accordance with the provisions of Statement No. 109. A summary of the federal income tax expense in the consolidated statement of income is shown below:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                  2001    2000   1999
-------------                                                 ------  ------  -----
Federal income tax expense
  Current...................................................  $(12.3) $(36.7) $15.5
  Deferred..................................................    40.1    69.7   30.5
                                                              ------  ------  -----
Total.......................................................  $ 27.8  $ 33.0  $46.0
                                                              ======  ======  =====

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The federal income taxes attributable to the consolidated results of continuing operations are different from the amounts determined by multiplying income before federal income taxes by the statutory federal income tax rate. The sources of the difference and the tax effects of each were as follows:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                 2001    2000   1999
-------------                                                 -----  ------  -----
Expected federal income tax expense.........................  $35.6  $ 53.4  $46.3
  Dividend received deduction...............................   (7.3)   (6.9)  --
  Changes in tax reserve estimates for prior years' dividend
    received deduction......................................   --     (13.3)  --
  Other, net................................................   (0.5)   (0.2)  (0.3)
                                                              -----  ------  -----
Federal income tax expense..................................  $27.8  $ 33.0  $46.0
                                                              =====  ======  =====

The deferred income tax (asset) liability represents the tax effects of temporary differences. Its components were as follows:

DECEMBER 31,
(IN MILLIONS)                                                  2001     2000
-------------                                                 -------  -------
Deferred tax (assets) liabilities
  Policy reserves...........................................  $(170.4) $(227.2)
  Tax credit carryforwards..................................    (11.5)    (2.8)
  Deferred acquisition costs................................    428.2    398.3
  Investments, net..........................................     (1.2)     2.1
  Litigation reserves.......................................     (0.6)    (6.5)
  Loss carryforwards........................................    (51.0)    (8.0)
  Other, net................................................      7.0     12.6
                                                              -------  -------
Deferred tax liability, net.................................  $ 200.5  $ 168.5
                                                              =======  =======

Gross deferred income tax liabilities totaled $506.6 million and $423.6 million at December 31, 2001 and 2000, respectively. Gross deferred income tax assets totaled $306.1 million and $255.1 million at December 31, 2001 and 2000, respectively.

The Company believes, based on its recent earnings history and its future expectations, that the Company's taxable income in future years will be sufficient to realize all deferred tax assets. In determining the adequacy of future income, the Company considered the future reversal of its existing temporary differences and available tax planning strategies that could be implemented, if necessary. At December 31, 2001, there are available alternative minimum tax credit carryforwards and foreign tax credit recoverable of $4.7 million and $6.1 million, respectively. The alternative minimum tax credit carryforwards have no expiration date and the foreign tax credit expiring in 2002 will be carried back to 1995 and 1996. Also, at December 31, 2001, the Company has net operating loss carryforwards of $145.7 million expiring in 2015.

The Company's federal income tax returns are routinely audited by the Internal Revenue Service ("IRS"), and provisions are routinely made in the financial statements in anticipation of the results of these audits. The IRS has examined the FAFLIC/AFLIAC consolidated group's federal income tax returns through 1994. The Company has appealed certain adjustments proposed by the IRS with respect federal income tax returns for 1992, 1993, and 1994 for the FAFLIC/AFLIAC consolidated group. Also, certain adjustments proposed by the IRS with respect to FAFLIC/AFLIAC's federal income tax returns for 1982 and 1983 remain unresolved. In the Company's opinion, adequate tax liabilities have been established for all years. However, the amount of these tax liabilities could be revised in the near term if estimates of the Company's ultimate liability are revised.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

7.  RELATED PARTY TRANSACTIONS

The Company has no employees of its own, but has agreements under which FAFLIC provides management, space and other services, including accounting, electronic data processing, human resources, legal and other staff functions. Charges for these services are based on full cost including all direct and indirect overhead costs, that amounted to $217.7 million, $183.9 million and $173.9 million in 2001, 2000 and 1999 respectively. The net amounts payable to FAFLIC and affiliates for accrued expenses and various other liabilities and receivables were $18.5 million and $16.6 million at December 31, 2001 and 2000, respectively.

In accordance with the above agreement, AFLIAC has recorded a $20.8 million minimum pension liability as of December 31, 2001.

8.  DIVIDEND RESTRICTIONS

Delaware has enacted laws governing the payment of dividends to stockholders by insurers. These laws affect the dividend paying ability of the Company. Pursuant to Delaware's statute, the maximum amount of dividends and other distributions that an insurer may pay in any twelve month period, without the prior approval of the Delaware Commissioner of Insurance, is limited to the greater of (i) 10% of its policyholders' surplus as of the preceding December 31 or (ii) the individual company's statutory net gain from operations for the preceding calendar year (if such insurer is a life company) or its net income (not including realized capital gains) for the preceding calendar year (if such insurer is not a life company). Any dividends to be paid by an insurer, whether or not in excess of the aforementioned threshold, from a source other than statutory earned surplus would also require the prior approval of the Delaware Commissioner of Insurance.

No dividends were declared by the Company during 2001, 2000 or 1999. During 2002, AFLIAC could pay dividends of $19.5 million to FAFLIC without prior approval.

9.  REINSURANCE

In the normal course of business, the Company seeks to reduce the loss that may arise from events that cause unfavorable underwriting results by reinsuring certain levels of risk in various areas of exposure with other insurance enterprises or reinsurers. Reinsurance transactions are accounted for in accordance with the provisions of Statement No. 113, ACCOUNTING AND REPORTING FOR REINSURANCE OF SHORT-DURATION AND LONG-DURATION CONTRACTS ("Statement
No. 113").

The Company reinsures 100% of certain blocks of its universal life business, substantially all of its disability income business, and effective January 1, 1998, the mortality risk on the variable universal life and remaining universal life blocks of business in-force at December 31, 1997. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company; consequently, allowances are established for amounts deemed uncollectible. The Company determines the appropriate amount of reinsurance based on evaluation of the risks accepted and analyses prepared by consultants and reinsurers and on market conditions (including the availability and pricing of reinsurance). The Company also believes that the terms of its reinsurance contracts are consistent with industry practice in that they contain standard terms with respect to lines of business covered, limit and retention, arbitration and occurrence. Based on its review of its reinsurers' financial statements and reputations in the reinsurance marketplace, the Company believes that its reinsurers are financially sound.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The effects of reinsurance were as follows:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                  2001    2000    1999
-------------                                                 ------  ------  ------
Insurance premiums:
  Direct....................................................  $ 35.6  $ 38.1  $ 41.3
  Assumed...................................................    --      --      --
  Ceded.....................................................   (35.4)  (38.0)  (40.8)
                                                              ------  ------  ------
Net premiums................................................  $  0.2  $  0.1  $  0.5
                                                              ======  ======  ======
Insurance and other individual policy benefits, claims and
 losses :
  Direct....................................................  $246.8  $191.6  $212.6
  Assumed...................................................    --      --      --
  Ceded.....................................................   (45.6)  (21.5)  (37.0)
                                                              ------  ------  ------
Net policy benefits, claims and losses......................  $201.2  $170.1  $175.6
                                                              ======  ======  ======

10.  DEFERRED POLICY ACQUISITION COSTS

The following reflects the changes to the deferred policy acquisition cost asset:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                   2001      2000      1999
-------------                                                 --------  --------  --------
Balance at beginning of year................................  $1,344.2  $1,156.4  $  950.5
  Acquisition expenses deferred.............................     262.8     277.5     219.5
  Amortized to expense during the year......................     (68.8)    (70.5)    (49.8)
  Adjustment for commission buyout program..................     (29.2)    --        --
  Adjustment to equity during the year......................       2.2     (19.2)     36.2
                                                              --------  --------  --------
Balance at end of year......................................  $1,511.2  $1,344.2  $1,156.4
                                                              ========  ========  ========

During the first quarter of 2001, the Company implemented an in-force trail commission program on certain annuity business previously written by qualifying agents. This program provided for the election of a trail commission on in-force business in exchange for the buyout of deferred commissions.

11.  LIABILITIES FOR INDIVIDUAL DISABILITY INCOME BENEFITS

The Company regularly updates its estimates of liabilities for future policy benefits and outstanding claims and losses as new information becomes available and further events occur which may impact the resolution of unsettled claims. Changes in prior estimates are recorded in results of operations in the year such changes are determined to be needed.

The liability for future policy benefits and outstanding claims and losses related to the Company's disability income business was $244.2 million and $239.2 million at December 31, 2001 and 2000. Due to the reinsurance agreement whereby the Company has ceded substantially all of its disability income business to a highly rated reinsurer, the Company believes that no material adverse development of losses will occur. However, the amount of the liabilities could be revised in the near term if the estimates used in determining the liability are revised.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

12.  CONTINGENCIES

REGULATORY AND INDUSTRY DEVELOPMENTS

Unfavorable economic conditions may contribute to an increase in the number of insurance companies that are under regulatory supervision. This may result in an increase in mandatory assessments by state guaranty funds, or voluntary payments by solvent insurance companies to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments, which are subject to statutory limits, can be partially recovered through a reduction in future premium taxes in some states. The Company is not able to reasonably estimate the potential effect on it of any such future assessments or voluntary payments.

LITIGATION

In 1997, a lawsuit on behalf of a putative class was instituted against AFC and certain of its subsidiaries including AFLIAC, alleging fraud, unfair or deceptive acts, breach of contract, misrepresentation, and related claims in the sale of life insurance policies. In November 1998, AFC and the plaintiffs entered into a settlement agreement and in May 1999, the Federal District Court in Worcester, Massachusetts approved the settlement agreement and certified the class for this purpose. AFLIAC recognized a $21.0 million pre-tax expense in 1998 related to this litigation. In the second quarter of 2001, the Company recognized a pre-tax benefit of $5.2 million resulting from the refinement of cost estimates. Although the Company believes that it has appropriately recognized its obligation under the settlement, this estimate may be revised based on the amount of reimbursement actually tendered by AFC's insurance carriers, and based on changes in the Company's estimate of the ultimate cost of the benefits to be provided to members of the class.

The Company has been named a defendant in various other legal proceedings arising in the normal course of business. In the Company's opinion, based on the advice of legal counsel, the ultimate resolution of these proceedings will not have a material effect on the Company's consolidated financial statements. However, liabilities related to these proceedings could be established in the near term if estimates of the ultimate resolution of these proceedings are revised.

13.  STATUTORY FINANCIAL INFORMATION

The Company is required to file annual statements with state regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities (statutory basis). Statutory surplus differs from shareholder's equity reported in accordance with generally accepted accounting principles primarily because on a statutory accounting basis policy acquisition costs are expensed when incurred, investment reserves are based on different assumptions, life insurance reserves are based on different assumptions and the recognition of deferred tax assets is based on different recoverability assumptions.

Effective January 1, 2001 the Company adopted the National Association of Insurance Commissioners' uniform statutory accounting principles, or Codification, in accordance with requirements prescribed by the state of Delaware. A cumulative effect of the change in accounting principle resulted from the adoption of Codification and was reflected as an adjustment to surplus in 2001. This adjustment represents the difference between total capital and surplus as of January 1, 2001 and the amount that total capital and surplus would have been had the accounting principles been applied retroactively for all periods. As of January 1, 2001, the Company recorded a cumulative effect adjustment of $22.2 million. Included in this total adjustment is an increase in surplus of $22.5 million related to the establishment of deferred tax assets and a decrease in surplus of $0.3 million related to non-admitted assets. Statutory net income and surplus are as follows:

(IN MILLIONS)                                                  2001     2000    1999
-------------                                                 -------  ------  ------
Statutory net income........................................  $(170.7) $(40.3) $  5.0
Statutory shareholder's surplus.............................  $ 194.9  $282.1  $342.7

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

14.  SUBSEQUENT EVENTS (UNAUDITED)

In March 2002, the Company's parent, FAFLIC, declared a $18.0 million contribution of capital consisting of approximately $16.8 million of fixed maturity securities and $1.2 million of cash paid in the second quarter of 2002.

                     ALLMERICA SELECT SEPARATE ACCOUNT III
                      STATEMENTS OF ASSETS AND LIABILITIES
                           MARCH 31, 2002 (UNAUDITED)

                                                         AIT          AIT          AIT                     AIT           AIT
                                 AIT         AIT        SELECT       SELECT       SELECT       AIT        SELECT       SELECT
                                EQUITY      MONEY     AGGRESSIVE    CAPITAL      EMERGING     SELECT      GROWTH    INTERNATIONAL
                                INDEX       MARKET      GROWTH    APPRECIATION   MARKETS      GROWTH    AND INCOME     EQUITY
                              ----------  ----------  ----------  ------------  ----------  ----------  ----------  -------------
ASSETS:
Investments in shares of
  Allmerica Investment
  Trust.....................  $1,236,515  $7,905,284  $3,711,940   $5,553,266   $1,108,161  $7,503,769  $7,318,857   $3,946,401
Investments in shares of AIM
  Variable Insurance
  Funds.....................          --          --         --            --           --          --         --            --
Investments in shares of
  Alliance Variable Products
  Series Fund, Inc..........          --          --         --            --           --          --         --            --
Investments in shares of
  Fidelity Variable
  Insurance Products Fund
  (VIP).....................          --          --         --            --           --          --         --            --
Investment in shares of
  Franklin Templeton
  Insurance Products
  Trust.....................          --          --         --            --           --          --         --            --
Investment in shares of
  INVESCO Variable
  Investment Funds, Inc.....          --          --         --            --           --          --         --            --
Investment in shares of
  Janus Aspen
  Series (Service Shares)...          --          --         --            --           --          --         --            --
Investment in shares of T.
  Rowe Price International
  Series, Inc...............          --          --         --            --           --          --         --            --
                              ----------  ----------  ----------   ----------   ----------  ----------  ----------   ----------
  Total assets..............   1,236,515   7,905,284  3,711,940     5,553,266    1,108,161   7,503,769  7,318,857     3,946,401
LIABILITIES:                          --          --         --            --           --          --         --            --
                              ----------  ----------  ----------   ----------   ----------  ----------  ----------   ----------
  Net assets................  $1,236,515  $7,905,284  $3,711,940   $5,553,266   $1,108,161  $7,503,769  $7,318,857   $3,946,401
                              ==========  ==========  ==========   ==========   ==========  ==========  ==========   ==========
NET ASSET DISTRIBUTION BY
  CATEGORY:
  Variable life policies....  $1,236,515  $7,905,284  $3,711,940   $5,553,266   $1,108,161  $7,503,769  $7,318,857   $3,946,401
                              ==========  ==========  ==========   ==========   ==========  ==========  ==========   ==========
Units outstanding, March 31,
  2002......................   1,362,117   6,893,083  4,108,624     3,753,741    1,071,140   8,490,674  7,578,896     4,023,381
Net asset value per unit,
  March 31, 2002............  $ 0.907790  $ 1.146843  $0.903451    $ 1.479395   $ 1.034562  $ 0.883766  $0.965689    $ 0.980867

   The accompanying notes are an integral part of these financial statements.

                     ALLMERICA SELECT SEPARATE ACCOUNT III
                STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)
                           MARCH 31, 2002 (UNAUDITED)

                                 AIT          AIT         AIT          AIT                   ALLIANCE    ALLIANCE
                                SELECT       SELECT      SELECT      SELECT      AIM V.I.     GROWTH     PREMIER      FIDELITY
                              INVESTMENT   STRATEGIC   STRATEGIC      VALUE     AGGRESSIVE  AND INCOME    GROWTH         VIP
                             GRADE INCOME    GROWTH      INCOME    OPPORTUNITY    GROWTH     CLASS B     CLASS B    EQUITY-INCOME
                             ------------  ----------  ----------  -----------  ----------  ----------  ----------  -------------
ASSETS:
Investments in shares of
  Allmerica Investment
  Trust....................   $4,531,052   $1,029,644  $  557,617  $6,528,225   $      --   $      --   $       --   $       --
Investments in shares of
  AIM Variable Insurance
  Funds....................           --           --          --          --     367,308          --           --           --
Investments in shares of
  Alliance Variable
  Products
  Series Fund, Inc.........           --           --          --          --          --   2,327,422      939,471           --
Investments in shares of
  Fidelity Variable
  Insurance Products Fund
  (VIP)....................           --           --          --          --          --          --           --    8,599,998
Investment in shares of
  Franklin Templeton
  Insurance Products
  Trust....................           --           --          --          --          --          --           --           --
Investment in shares of
  INVESCO Variable
  Investment
  Funds, Inc...............           --           --          --          --          --          --           --           --
Investment in shares of
  Janus Aspen
  Series (Service
  Shares)..................           --           --          --          --          --          --           --           --
Investment in shares of T.
  Rowe Price International
  Series, Inc..............           --           --          --          --          --          --           --           --
                              ----------   ----------  ----------  ----------   ----------  ----------  ----------   ----------
  Total assets.............    4,531,052    1,029,644     557,617   6,528,225     367,308   2,327,422      939,471    8,599,998
LIABILITIES:                          --           --          --          --          --          --           --           --
                              ----------   ----------  ----------  ----------   ----------  ----------  ----------   ----------
  Net assets...............   $4,531,052   $1,029,644  $  557,617  $6,528,225   $ 367,308   $2,327,422  $  939,471   $8,599,998
                              ==========   ==========  ==========  ==========   ==========  ==========  ==========   ==========
NET ASSET DISTRIBUTION BY
  CATEGORY:
  Variable life policies...   $4,531,052   $1,029,644  $  557,617  $6,528,225   $ 367,308   $2,327,422  $  939,471   $8,599,998
                              ==========   ==========  ==========  ==========   ==========  ==========  ==========   ==========
Units outstanding,
  March 31, 2002...........    3,907,898    2,298,015     537,463   4,460,538     421,184   2,470,522    1,170,791    7,324,514
Net asset value per unit,
  March 31, 2002...........   $ 1.159460   $ 0.448058  $ 1.037499  $ 1.463551   $0.872070   $0.942076   $ 0.802418   $ 1.174139

   The accompanying notes are an integral part of these financial statements.

                     ALLMERICA SELECT SEPARATE ACCOUNT III
                STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)
                           MARCH 31, 2002 (UNAUDITED)

                                                             FT VIP      FT VIP     INVESCO    JANUS ASPEN     T. ROWE
                                   FIDELITY    FIDELITY     FRANKLIN     MUTUAL       VIF        GROWTH         PRICE
                                     VIP          VIP      SMALL CAP     SHARES      HEALTH      SERVICE    INTERNATIONAL
                                    GROWTH    HIGH INCOME   CLASS 2     CLASS 2     SCIENCES     SHARES         STOCK
                                  ----------  -----------  ----------  ----------  ----------  -----------  -------------
ASSETS:
Investments in shares of
  Allmerica Investment Trust....  $       --  $       --   $      --   $       --  $       --  $       --    $       --
Investments in shares of AIM
  Variable Insurance Funds......          --          --          --           --          --          --            --
Investments in shares of
  Alliance Variable Products
  Series Fund, Inc..............          --          --          --           --          --          --            --
Investments in shares of
  Fidelity Variable Insurance
  Products Fund (VIP)...........   8,795,702   2,476,017          --           --          --          --            --
Investment in shares of Franklin
  Templeton Insurance Products
  Trust.........................          --          --     524,018      915,880          --          --            --
Investment in shares of INVESCO
  Variable Investment
  Funds, Inc....................          --          --          --           --     444,241          --            --
Investment in shares of Janus
  Aspen Series (Service
  Shares).......................          --          --          --           --          --     530,742            --
Investment in shares of T. Rowe
  Price International
  Series, Inc...................          --          --          --           --          --          --     2,212,217
                                  ----------  ----------   ----------  ----------  ----------  ----------    ----------
  Total assets..................   8,795,702   2,476,017     524,018      915,880     444,241     530,742     2,212,217
LIABILITIES:                              --          --          --           --          --          --            --
                                  ----------  ----------   ----------  ----------  ----------  ----------    ----------
  Net assets....................  $8,795,702  $2,476,017   $ 524,018   $  915,880  $  444,241  $  530,742    $2,212,217
                                  ==========  ==========   ==========  ==========  ==========  ==========    ==========
NET ASSET DISTRIBUTION BY
  CATEGORY:
  Variable life policies........  $8,795,702  $2,476,017   $ 524,018   $  915,880  $  444,241  $  530,742    $2,212,217
                                  ==========  ==========   ==========  ==========  ==========  ==========    ==========
Units outstanding, March 31,
  2002..........................   7,946,226   3,224,929     573,500      909,299     461,767     674,119     2,500,486
Net asset value per unit,
  March 31, 2002................  $ 1.106903  $ 0.767774   $0.913713   $ 1.007237  $ 0.962039  $ 0.787311    $ 0.884715

   The accompanying notes are an integral part of these financial statements.

                     ALLMERICA SELECT SEPARATE ACCOUNT III
                            STATEMENTS OF OPERATIONS

                                        AIT                                      AIT
                                   EQUITY INDEX                             MONEY MARKET
                           -----------------------------  -------------------------------------------------
                              FOR THE        FOR THE         FOR THE             FOR THE YEAR ENDED
                             3 MONTHS     PERIOD 5/1/01*    3 MONTHS                DECEMBER 31,
                           ENDED 3/31/02   TO 12/31/01    ENDED 3/31/02  ----------------------------------
                            (UNAUDITED)    (UNAUDITED)     (UNAUDITED)   2001 (UNAUDITED)  2000 (UNAUDITED)
                           -------------  --------------  -------------  ----------------  ----------------
INVESTMENT INCOME:
  Dividends..............     $3,544         $  3,536        $38,728         $269,226          $261,353
EXPENSES:
  Mortality and expense
    risk fees............      2,347            2,010         17,221           60,627            37,736
                              ------         --------        -------         --------          --------
    Net investment income
      (loss).............      1,197            1,526         21,507          208,599           223,617
                              ------         --------        -------         --------          --------
REALIZED AND UNREALIZED
  GAIN (LOSS) ON
  INVESTMENTS:
  Realized gain
    distributions from
    portfolio sponsors...         --           23,468             --               --                --
  Net realized gain
    (loss) from sales of
    investments..........       (285)            (984)            --               --                --
                              ------         --------        -------         --------          --------
    Net realized gain
      (loss).............       (285)          22,484             --               --                --
  Net unrealized gain
    (loss)...............        675          (18,326)            --               --                --
                              ------         --------        -------         --------          --------
    Net realized and
      unrealized gain
      (loss).............        390            4,158             --               --                --
                              ------         --------        -------         --------          --------
    Net increase
      (decrease) in net
      assets from
      operations.........     $1,587         $  5,684        $21,507         $208,599          $223,617
                              ======         ========        =======         ========          ========

                                              AIT SELECT
                                           AGGRESSIVE GROWTH
                           -------------------------------------------------
                              FOR THE             FOR THE YEAR ENDED
                             3 MONTHS                DECEMBER 31,
                           ENDED 3/31/02  ----------------------------------
                            (UNAUDITED)   2001 (UNAUDITED)  2000 (UNAUDITED)
                           -------------  ----------------  ----------------
INVESTMENT INCOME:
  Dividends..............    $      --       $      --        $        --
EXPENSES:
  Mortality and expense
    risk fees............        8,084          30,378             24,050
                             ---------       ---------        -----------
    Net investment income
      (loss).............       (8,084)        (30,378)           (24,050)
                             ---------       ---------        -----------
REALIZED AND UNREALIZED
  GAIN (LOSS) ON
  INVESTMENTS:
  Realized gain
    distributions from
    portfolio sponsors...           --         892,058            503,645
  Net realized gain
    (loss) from sales of
    investments..........     (221,288)       (826,395)           (60,239)
                             ---------       ---------        -----------
    Net realized gain
      (loss).............     (221,288)         65,663            443,406
  Net unrealized gain
    (loss)...............      102,258        (881,744)        (1,288,971)
                             ---------       ---------        -----------
    Net realized and
      unrealized gain
      (loss).............     (119,030)       (816,081)          (845,565)
                             ---------       ---------        -----------
    Net increase
      (decrease) in net
      assets from
      operations.........    $(127,114)      $(846,459)       $  (869,615)
                             =========       =========        ===========

*    Date of initial investment

   The accompanying notes are an integral part of these financial statements.

                     ALLMERICA SELECT SEPARATE ACCOUNT III
                      STATEMENTS OF OPERATIONS (CONTINUED)

                                              AIT SELECT                                         AIT SELECT
                                         CAPITAL APPRECIATION                                 EMERGING MARKETS
                           -------------------------------------------------  -------------------------------------------------
                              FOR THE             FOR THE YEAR ENDED             FOR THE             FOR THE YEAR ENDED
                             3 MONTHS                DECEMBER 31,               3 MONTHS                DECEMBER 31,
                           ENDED 3/31/02  ----------------------------------  ENDED 3/31/02  ----------------------------------
                            (UNAUDITED)   2001 (UNAUDITED)  2000 (UNAUDITED)   (UNAUDITED)   2001 (UNAUDITED)  2000 (UNAUDITED)
                           -------------  ----------------  ----------------  -------------  ----------------  ----------------
INVESTMENT INCOME:
  Dividends..............    $     --        $      --          $     --        $     --        $      --         $     891
EXPENSES:
  Mortality and expense
    risk fees............      11,663           40,016            26,279           2,297            8,014             5,760
                             --------        ---------          --------        --------        ---------         ---------
    Net investment income
      (loss).............     (11,663)         (40,016)          (26,279)         (2,297)          (8,014)           (4,869)
                             --------        ---------          --------        --------        ---------         ---------
REALIZED AND UNREALIZED
  GAIN (LOSS) ON
  INVESTMENTS:
  Realized gain
    distributions from
    portfolio sponsors...          --          361,672            95,982              --               --            20,158
  Net realized gain
    (loss) from sales of
    investments..........     (11,280)         (36,944)           74,003         (10,500)        (186,715)              775
                             --------        ---------          --------        --------        ---------         ---------
    Net realized gain
      (loss).............     (11,280)         324,728           169,985         (10,500)        (186,715)           20,933
  Net unrealized gain
    (loss)...............      59,587         (328,212)          (32,816)        100,897          101,594          (334,051)
                             --------        ---------          --------        --------        ---------         ---------
    Net realized and
      unrealized gain
      (loss).............      48,307           (3,484)          137,169          90,397          (85,121)         (313,118)
                             --------        ---------          --------        --------        ---------         ---------
    Net increase
      (decrease) in net
      assets
      from operations....    $ 36,644        $ (43,500)         $110,890        $ 88,100        $ (93,135)        $(317,987)
                             ========        =========          ========        ========        =========         =========

*    Date of initial investment.

   The accompanying notes are an integral part of these financial statements.

                     ALLMERICA SELECT SEPARATE ACCOUNT III
                      STATEMENTS OF OPERATIONS (CONTINUED)

                                              AIT SELECT                                         AIT SELECT
                                                GROWTH                                        GROWTH AND INCOME
                           -------------------------------------------------  -------------------------------------------------
                              FOR THE             FOR THE YEAR ENDED             FOR THE             FOR THE YEAR ENDED
                             3 MONTHS                DECEMBER 31,               3 MONTHS                DECEMBER 31,
                           ENDED 3/31/02  ----------------------------------  ENDED 3/31/02  ----------------------------------
                            (UNAUDITED)   2001 (UNAUDITED)  2000 (UNAUDITED)   (UNAUDITED)   2001 (UNAUDITED)  2000 (UNAUDITED)
                           -------------  ----------------  ----------------  -------------  ----------------  ----------------
INVESTMENT INCOME:
  Dividends..............    $      --      $        --       $        --       $ 12,618        $  36,084        $    33,774
EXPENSES:
  Mortality and expense
    risk fees............       16,487           68,541            66,888         16,062           56,445             40,491
                             ---------      -----------       -----------       --------        ---------        -----------
    Net investment income
      (loss).............      (16,487)         (68,541)          (66,888)        (3,444)         (20,361)            (6,717)
                             ---------      -----------       -----------       --------        ---------        -----------
REALIZED AND UNREALIZED
  GAIN (LOSS) ON
  INVESTMENTS:
  Realized gain
    distributions from
    portfolio sponsors...           --          422,702           869,765             --               --            766,169
  Net realized gain
    (loss) from sales of
    investments..........      (74,916)        (454,242)          (39,301)       (29,410)        (184,575)           (37,429)
                             ---------      -----------       -----------       --------        ---------        -----------
    Net realized gain
      (loss).............      (74,916)         (31,540)          830,464        (29,410)        (184,575)           728,740
  Net unrealized gain
    (loss)...............     (203,584)      (2,197,485)       (2,430,370)       (54,737)        (616,986)        (1,313,598)
                             ---------      -----------       -----------       --------        ---------        -----------
    Net realized and
      unrealized gain
      (loss).............     (278,500)      (2,229,025)       (1,599,906)       (84,147)        (801,561)          (584,858)
                             ---------      -----------       -----------       --------        ---------        -----------
    Net increase
      (decrease) in net
      assets
      from operations....    $(294,987)     $(2,297,566)      $(1,666,794)      $(87,591)       $(821,922)       $  (591,575)
                             =========      ===========       ===========       ========        =========        ===========

*    Date of initial investment.

   The accompanying notes are an integral part of these financial statements.

                     ALLMERICA SELECT SEPARATE ACCOUNT III
                      STATEMENTS OF OPERATIONS (CONTINUED)

                                              AIT SELECT                                         AIT SELECT
                                         INTERNATIONAL EQUITY                              INVESTMENT GRADE INCOME
                           -------------------------------------------------  -------------------------------------------------
                              FOR THE             FOR THE YEAR ENDED             FOR THE             FOR THE YEAR ENDED
                             3 MONTHS                DECEMBER 31,               3 MONTHS                DECEMBER 31,
                           ENDED 3/31/02  ----------------------------------  ENDED 3/31/02  ----------------------------------
                            (UNAUDITED)   2001 (UNAUDITED)  2000 (UNAUDITED)   (UNAUDITED)   2001 (UNAUDITED)  2000 (UNAUDITED)
                           -------------  ----------------  ----------------  -------------  ----------------  ----------------
INVESTMENT INCOME:
  Dividends..............    $     --       $    58,765        $  12,210        $ 68,678         $191,930          $110,610
EXPENSES:
  Mortality and expense
    risk fees............       8,305            31,203           23,450           9,734           28,353            14,140
                             --------       -----------        ---------        --------         --------          --------
    Net investment income
      (loss).............      (8,305)           27,562          (11,240)         58,944          163,577            96,470
                             --------       -----------        ---------        --------         --------          --------
REALIZED AND UNREALIZED
  GAIN (LOSS) ON
  INVESTMENTS:
  Realized gain
    distributions from
    portfolio sponsors...          --           683,800           83,388              --               --                --
  Net realized gain
    (loss) from sales of
    investments..........     (43,096)         (464,482)         (12,191)          1,312            7,902            (2,881)
                             --------       -----------        ---------        --------         --------          --------
    Net realized gain
      (loss).............     (43,096)          219,318           71,197           1,312            7,902            (2,881)
  Net unrealized gain
    (loss)...............      20,650        (1,091,285)        (298,089)        (90,784)          28,327            63,505
                             --------       -----------        ---------        --------         --------          --------
    Net realized and
      unrealized gain
      (loss).............     (22,446)         (871,967)        (226,892)        (89,472)          36,229            60,624
                             --------       -----------        ---------        --------         --------          --------
    Net increase
      (decrease) in net
      assets
      from operations....    $(30,751)      $  (844,405)       $(238,132)       $(30,528)        $199,806          $157,094
                             ========       ===========        =========        ========         ========          ========

*    Date of initial investment.

   The accompanying notes are an integral part of these financial statements.

                     ALLMERICA SELECT SEPARATE ACCOUNT III
                      STATEMENTS OF OPERATIONS (CONTINUED)

                                              AIT SELECT                               AIT SELECT
                                           STRATEGIC GROWTH                         STRATEGIC INCOME
                           -------------------------------------------------  -----------------------------
                              FOR THE             FOR THE YEAR ENDED             FOR THE        FOR THE
                             3 MONTHS                DECEMBER 31,               3 MONTHS     PERIOD 5/1/01*
                           ENDED 3/31/02  ----------------------------------  ENDED 3/31/02   TO 12/31/01
                            (UNAUDITED)   2001 (UNAUDITED)  2000 (UNAUDITED)   (UNAUDITED)    (UNAUDITED)
                           -------------  ----------------  ----------------  -------------  --------------
INVESTMENT INCOME:
  Dividends..............    $      --       $      --         $      57        $  4,059        $ 2,711
EXPENSES:
  Mortality and expense
    risk fees............        2,347           9,396             9,364             885            528
                             ---------       ---------         ---------        --------        -------
    Net investment income
     (loss)..............       (2,347)         (9,396)           (9,307)          3,174          2,183
                             ---------       ---------         ---------        --------        -------
REALIZED AND UNREALIZED
  GAIN (LOSS) ON
  INVESTMENTS:
  Realized gain
    distributions from
    portfolio sponsors...           --              --            39,902              --          3,720
  Net realized gain
    (loss) from sales of
    investments..........      (24,024)       (174,804)            2,690            (293)            21
                             ---------       ---------         ---------        --------        -------
    Net realized gain
     (loss)..............      (24,024)       (174,804)           42,592            (293)         3,741
  Net unrealized gain
    (loss)...............     (152,106)       (181,918)         (500,319)         (5,612)        (5,148)
                             ---------       ---------         ---------        --------        -------
    Net realized and
     unrealized gain
      (loss).............     (176,130)       (356,722)         (457,727)         (5,905)        (1,407)
                             ---------       ---------         ---------        --------        -------
    Net increase
     (decrease) in net
     assets
      from operations....    $(178,477)      $(366,118)        $(467,034)       $ (2,731)       $   776
                             =========       =========         =========        ========        =======

*    Date of initial investment.

   The accompanying notes are an integral part of these financial statements.

                     ALLMERICA SELECT SEPARATE ACCOUNT III
                      STATEMENTS OF OPERATIONS (CONTINUED)


                                              AIT SELECT                                AIM V.I.
                                           VALUE OPPORTUNITY                        AGGRESSIVE GROWTH
                           -------------------------------------------------  -----------------------------
                              FOR THE             FOR THE YEAR ENDED             FOR THE        FOR THE
                             3 MONTHS                DECEMBER 31,               3 MONTHS     PERIOD 5/1/01*
                           ENDED 3/31/02  ----------------------------------  ENDED 3/31/02   TO 12/31/01
                            (UNAUDITED)   2001 (UNAUDITED)  2000 (UNAUDITED)   (UNAUDITED)    (UNAUDITED)
                           -------------  ----------------  ----------------  -------------  --------------
INVESTMENT INCOME:
  Dividends..............    $     --         $ 30,480          $  6,467         $   --         $    --
EXPENSES:
  Mortality and expense
    risk fees............      13,133           40,109            17,456            597             516
                             --------         --------          --------         ------         -------
    Net investment income
      (loss).............     (13,133)          (9,629)          (10,989)          (597)           (516)
                             --------         --------          --------         ------         -------
REALIZED AND UNREALIZED
  GAIN (LOSS) ON
  INVESTMENTS:
  Realized gain
    distributions from
    portfolio sponsors...          --          514,807            16,901             --              --
  Net realized gain
    (loss) from sales of
    investments..........       5,888           87,979            95,634              2          (1,723)
                             --------         --------          --------         ------         -------
    Net realized gain
      (loss).............       5,888          602,786           112,535              2          (1,723)
  Net unrealized gain
    (loss)...............     282,230          (83,390)          461,077          8,453          (4,241)
                             --------         --------          --------         ------         -------
    Net realized and
      unrealized gain
      (loss).............     288,118          519,396           573,612          8,455          (5,964)
                             --------         --------          --------         ------         -------
    Net increase
      (decrease) in net
      assets
      from operations....    $274,985         $509,767          $562,623         $7,858         $(6,480)
                             ========         ========          ========         ======         =======

                                     ALLIANCE
                                 GROWTH AND INCOME
                                      CLASS B
                           -----------------------------
                              FOR THE        FOR THE
                             3 MONTHS     PERIOD 5/1/01*
                           ENDED 3/31/02   TO 12/31/01
                            (UNAUDITED)    (UNAUDITED)
                           -------------  --------------
INVESTMENT INCOME:
  Dividends..............     $    --        $  1,025
EXPENSES:
  Mortality and expense
    risk fees............       3,738           3,776
                              -------        --------
    Net investment income
      (loss).............      (3,738)         (2,751)
                              -------        --------
REALIZED AND UNREALIZED
  GAIN (LOSS) ON
  INVESTMENTS:
  Realized gain
    distributions from
    portfolio sponsors...          --           7,942
  Net realized gain
    (loss) from sales of
    investments..........         (13)         (1,886)
                              -------        --------
    Net realized gain
      (loss).............         (13)          6,056
  Net unrealized gain
    (loss)...............      40,888         (28,971)
                              -------        --------
    Net realized and
      unrealized gain
      (loss).............      40,875         (22,915)
                              -------        --------
    Net increase
      (decrease) in net
      assets
      from operations....     $37,137        $(25,666)
                              =======        ========

*    Date of initial investment.

   The accompanying notes are an integral part of these financial statements.

                     ALLMERICA SELECT SEPARATE ACCOUNT III
                      STATEMENTS OF OPERATIONS (CONTINUED)

                                     ALLIANCE
                                  PREMIER GROWTH                            FIDELITY VIP
                                      CLASS B                               EQUITY-INCOME
                           -----------------------------  -------------------------------------------------
                              FOR THE        FOR THE         FOR THE             FOR THE YEAR ENDED
                             3 MONTHS     PERIOD 5/1/01*    3 MONTHS                DECEMBER 31,
                           ENDED 3/31/02   TO 12/31/01    ENDED 3/31/02  ----------------------------------
                            (UNAUDITED)    (UNAUDITED)     (UNAUDITED)   2001 (UNAUDITED)  2000 (UNAUDITED)
                           -------------  --------------  -------------  ----------------  ----------------
INVESTMENT INCOME:
  Dividends..............    $     --        $     --       $121,993        $  84,425         $  46,190
EXPENSES:
  Mortality and expense
    risk fees............       1,779           2,125         17,547           53,316            30,947
                             --------        --------       --------        ---------         ---------
    Net investment income
     (loss)..............      (1,779)         (2,125)       104,446           31,109            15,243
                             --------        --------       --------        ---------         ---------
REALIZED AND UNREALIZED
  GAIN (LOSS) ON
  INVESTMENTS:
  Realized gain
    distributions from
    portfolio sponsors...          --          11,295        166,046          237,195           174,019
  Net realized gain
    (loss) from sales of
    investments..........        (838)         (3,612)       (32,057)        (150,365)          (46,217)
                             --------        --------       --------        ---------         ---------
    Net realized gain
     (loss)..............        (838)          7,683        133,989           86,830           127,802
  Net unrealized gain
    (loss)...............     (46,665)        (20,856)        49,104         (423,293)          202,488
                             --------        --------       --------        ---------         ---------
    Net realized and
     unrealized gain
      (loss).............     (47,503)        (13,173)       183,093         (336,463)          330,290
                             --------        --------       --------        ---------         ---------
    Net increase
     (decrease) in net
     assets
      from operations....    $(49,282)       $(15,298)      $287,539        $(305,354)        $ 345,533
                             ========        ========       ========        =========         =========

*    Date of initial investment.

   The accompanying notes are an integral part of these financial statements.

                     ALLMERICA SELECT SEPARATE ACCOUNT III
                      STATEMENTS OF OPERATIONS (CONTINUED)


                                               FIDELITY                                           FIDELITY
                                              VIP GROWTH                                       VIP HIGH INCOME
                           -------------------------------------------------  -------------------------------------------------
                              FOR THE             FOR THE YEAR ENDED             FOR THE             FOR THE YEAR ENDED
                             3 MONTHS                DECEMBER 31,               3 MONTHS                DECEMBER 31,
                           ENDED 3/31/02  ----------------------------------  ENDED 3/31/02  ----------------------------------
                            (UNAUDITED)   2001 (UNAUDITED)  2000 (UNAUDITED)   (UNAUDITED)   2001 (UNAUDITED)  2000 (UNAUDITED)
                           -------------  ----------------  ----------------  -------------  ----------------  ----------------
INVESTMENT INCOME:
  Dividends..............    $  17,763      $     5,712       $     5,171       $ 232,601       $ 184,125         $  75,920
EXPENSES:
  Mortality and expense
    risk fees............       18,909           71,506            57,918           5,126          16,304            11,921
                             ---------      -----------       -----------       ---------       ---------         ---------
    Net investment income
      (loss).............       (1,146)         (65,794)          (52,747)        227,475         167,821            63,999
                             ---------      -----------       -----------       ---------       ---------         ---------
REALIZED AND UNREALIZED
  GAIN (LOSS) ON
  INVESTMENTS:
  Realized gain
    distributions from
    portfolio sponsors...           --          536,942           514,489              --              --                --
  Net realized gain
    (loss) from sales of
    investments..........      (28,833)        (418,637)           12,970         (12,227)        (77,569)          (51,603)
                             ---------      -----------       -----------       ---------       ---------         ---------
    Net realized gain
      (loss).............      (28,833)         118,305           527,459         (12,227)        (77,569)          (51,603)
  Net unrealized gain
    (loss)...............      (76,495)      (1,690,118)       (1,526,817)       (213,808)       (339,273)         (376,297)
                             ---------      -----------       -----------       ---------       ---------         ---------
    Net realized and
      unrealized gain
      (loss).............     (105,328)      (1,571,813)         (999,358)       (226,035)       (416,842)         (427,900)
                             ---------      -----------       -----------       ---------       ---------         ---------
    Net increase
      (decrease) in net
      assets
      from operations....    $(106,474)     $(1,637,607)      $(1,052,105)      $   1,440       $(249,021)        $(363,901)
                             =========      ===========       ===========       =========       =========         =========

                                      FT VIP
                                FRANKLIN SMALL CAP
                                      CLASS 2
                           -----------------------------
                              FOR THE        FOR THE
                             3 MONTHS     PERIOD 5/1/01*
                           ENDED 3/31/02   TO 12/31/01
                            (UNAUDITED)    (UNAUDITED)
                           -------------  --------------
INVESTMENT INCOME:
  Dividends..............     $    --        $   159
EXPENSES:
  Mortality and expense
    risk fees............         945            932
                              -------        -------
    Net investment income
      (loss).............        (945)          (773)
                              -------        -------
REALIZED AND UNREALIZED
  GAIN (LOSS) ON
  INVESTMENTS:
  Realized gain
    distributions from
    portfolio sponsors...          --             --
  Net realized gain
    (loss) from sales of
    investments..........         (22)          (915)
                              -------        -------
    Net realized gain
      (loss).............         (22)          (915)
  Net unrealized gain
    (loss)...............      (5,755)        13,662
                              -------        -------
    Net realized and
      unrealized gain
      (loss).............      (5,777)        12,747
                              -------        -------
    Net increase
      (decrease) in net
      assets
      from operations....     $(6,722)       $11,974
                              =======        =======

*    Date of initial investment.

   The accompanying notes are an integral part of these financial statements.

                     ALLMERICA SELECT SEPARATE ACCOUNT III
                      STATEMENTS OF OPERATIONS (CONTINUED)

                                      FT VIP                                                      JANUS ASPEN
                                   MUTUAL SHARES                   INVESCO VIF                      GROWTH
                                      CLASS 2                    HEALTH SCIENCES                SERVICE SHARES
                           -----------------------------  -----------------------------  -----------------------------
                              FOR THE        FOR THE         FOR THE        FOR THE         FOR THE        FOR THE
                             3 MONTHS     PERIOD 5/1/01*    3 MONTHS     PERIOD 5/1/01*    3 MONTHS     PERIOD 5/1/01*
                           ENDED 3/31/02   TO 12/31/01    ENDED 3/31/02   TO 12/31/01    ENDED 3/31/02   TO 12/31/01
                            (UNAUDITED)    (UNAUDITED)     (UNAUDITED)    (UNAUDITED)     (UNAUDITED)    (UNAUDITED)
                           -------------  --------------  -------------  --------------  -------------  --------------
INVESTMENT INCOME:
  Dividends..............     $    --        $ 1,244        $     --         $  999         $   --         $    --
EXPENSES:
  Mortality and expense
    risk fees............       1,647          1,448             824            851            987             901
                              -------        -------        --------         ------         ------         -------
    Net investment income
      (loss).............      (1,647)          (204)           (824)           148           (987)           (901)
                              -------        -------        --------         ------         ------         -------
REALIZED AND UNREALIZED
  GAIN (LOSS) ON
  INVESTMENTS:
  Realized gain
    distributions from
    portfolio sponsors...          --          4,184              --             --             --              64
  Net realized gain
    (loss) from sales of
    investments..........         (50)        (1,013)           (922)         1,072            (78)         (1,795)
                              -------        -------        --------         ------         ------         -------
    Net realized gain
      (loss).............         (50)         3,171            (922)         1,072            (78)         (1,731)
  Net unrealized gain
    (loss)...............      21,593         (8,472)        (17,037)         1,243          1,712          (3,778)
                              -------        -------        --------         ------         ------         -------
    Net realized and
      unrealized gain
      (loss).............      21,543         (5,301)        (17,959)         2,315          1,634          (5,509)
                              -------        -------        --------         ------         ------         -------
    Net increase
      (decrease) in net
      assets
      from operations....     $19,896        $(5,505)       $(18,783)        $2,463         $  647         $(6,410)
                              =======        =======        ========         ======         ======         =======


                                             T. ROWE PRICE
                                          INTERNATIONAL STOCK
                           -------------------------------------------------
                              FOR THE             FOR THE YEAR ENDED
                             3 MONTHS                DECEMBER 31,
                           ENDED 3/31/02  ----------------------------------
                            (UNAUDITED)   2001 (UNAUDITED)  2000 (UNAUDITED)
                           -------------  ----------------  ----------------
INVESTMENT INCOME:
  Dividends..............    $     --        $  40,854         $  10,380
EXPENSES:
  Mortality and expense
    risk fees............       4,423           15,430            12,283
                             --------        ---------         ---------
    Net investment income
      (loss).............      (4,423)          25,424            (1,903)
                             --------        ---------         ---------
REALIZED AND UNREALIZED
  GAIN (LOSS) ON
  INVESTMENTS:
  Realized gain
    distributions from
    portfolio sponsors...          --               --            49,822
  Net realized gain
    (loss) from sales of
    investments..........     (23,596)        (163,849)           10,500
                             --------        ---------         ---------
    Net realized gain
      (loss).............     (23,596)        (163,849)           60,322
  Net unrealized gain
    (loss)...............      51,165         (293,111)         (308,394)
                             --------        ---------         ---------
    Net realized and
      unrealized gain
      (loss).............      27,569         (456,960)         (248,072)
                             --------        ---------         ---------
    Net increase
      (decrease) in net
      assets
      from operations....    $ 23,146        $(431,536)        $(249,975)
                             ========        =========         =========

*    Date of initial investment.

   The accompanying notes are an integral part of these financial statements.

                     ALLMERICA SELECT SEPARATE ACCOUNT III
                      STATEMENTS OF CHANGES IN NET ASSETS

                                           AIT                                        AIT
                                      EQUITY INDEX                                MONEY MARKET
                           -----------------------------------  ------------------------------------------------
                             3 MONTHS         PERIOD FROM         3 MONTHS          YEAR ENDED DECEMBER 31,
                           ENDED 3/31/02       5/1/01* TO       ENDED 3/31/02  ---------------------------------
                            (UNAUDITED)   12/31/01 (UNAUDITED)   (UNAUDITED)   2001 (UNAUDITED)  2000(UNAUDITED)
                           -------------  --------------------  -------------  ----------------  ---------------
INCREASE (DECREASE) IN
  NET ASSETS:
  FROM OPERATIONS:
    Net investment income
      (loss).............   $    1,197          $  1,526         $    21,507     $    208,599     $    223,617
    Net realized gain
      (loss).............         (285)           22,484                  --               --               --
    Net unrealized gain
      (loss).............          675           (18,326)                 --               --               --
                            ----------          --------         -----------     ------------     ------------
    Net increase
      (decrease) in net
      assets from
      operations.........        1,587             5,684              21,507          208,599          223,617
                            ----------          --------         -----------     ------------     ------------
  FROM POLICY
    TRANSACTIONS:
    Net premiums.........       90,772             6,504           3,659,195       21,292,514       18,935,504
    Terminations.........           --                --                  --          (22,871)        (102,189)
    Insurance and other
      charges............       (8,434)           (6,461)            (60,027)        (238,281)        (163,897)
    Transfers between
      sub-accounts
      (including fixed
      account), net......      257,899           888,827          (3,563,330)     (18,672,990)     (16,461,070)
    Other transfers from
      (to) the General
      Account............          (11)              (31)              1,099          (11,768)        (193,182)
    Net increase
      (decrease) in
      investment by
      Sponsor............           --               179                  --               --               --
                            ----------          --------         -----------     ------------     ------------
    Net increase
      (decrease) in net
      assets from policy
      transactions.......      340,226           889,018              36,937        2,346,604        2,015,166
                            ----------          --------         -----------     ------------     ------------
    Net increase
      (decrease) in net
      assets.............      341,813           894,702              58,444        2,555,203        2,238,783
  NET ASSETS:
    Beginning of year....      894,702                --           7,846,840        5,291,637        3,052,854
                            ----------          --------         -----------     ------------     ------------
    End of year..........   $1,236,515          $894,702         $ 7,905,284     $  7,846,840     $  5,291,637
                            ==========          ========         ===========     ============     ============

*    Date of initial investment.

   The accompanying notes are an integral part of these financial statements.

                     ALLMERICA SELECT SEPARATE ACCOUNT III
                      STATEMENTS OF CHANGES IN NET ASSETS

                                              AIT SELECT                                         AIT SELECT
                                           AGGRESSIVE GROWTH                                CAPITAL APPRECIATION
                           -------------------------------------------------  -------------------------------------------------
                             3 MONTHS          YEAR ENDED DECEMBER 31,          3 MONTHS          YEAR ENDED DECEMBER 31,
                           ENDED 3/31/02  ----------------------------------  ENDED 3/31/02  ----------------------------------
                            (UNAUDITED)   2001 (UNAUDITED)  2000 (UNAUDITED)   (UNAUDITED)   2001 (UNAUDITED)  2000 (UNAUDITED)
                           -------------  ----------------  ----------------  -------------  ----------------  ----------------
INCREASE (DECREASE) IN
  NET ASSETS:
  FROM OPERATIONS:
    Net investment income
      (loss).............   $   (8,084)      $  (30,378)      $   (24,050)     $  (11,663)      $  (40,016)       $  (26,279)
    Net realized gain
      (loss).............     (221,288)          65,663           443,406         (11,280)         324,728           169,985
    Net unrealized gain
      (loss).............      102,258         (881,744)       (1,288,971)         59,587         (328,212)          (32,816)
                            ----------       ----------       -----------      ----------       ----------        ----------
    Net increase
      (decrease) in net
      assets from
      operations.........     (127,114)        (846,459)         (869,615)         36,644          (43,500)          110,890
                            ----------       ----------       -----------      ----------       ----------        ----------
  FROM POLICY
    TRANSACTIONS:
    Net premiums.........      115,002          543,140           822,497         191,039          667,024           862,755
    Terminations.........       (1,080)         (19,693)           (3,712)         (1,848)         (34,698)           (4,244)
    Insurance and other
      charges............      (20,357)         (88,014)          (81,514)        (29,977)        (112,455)          (88,943)
    Transfers between
      sub-accounts
      (including fixed
      account), net......       78,873          849,670         1,739,255          74,990          910,341         1,378,343
    Other transfers from
      (to) the General
      Account............      (19,625)         (14,356)          (46,649)        (30,070)         (26,259)          (54,011)
    Net increase
      (decrease) in
      investment by
      Sponsor............           --               --                --              --               --                --
                            ----------       ----------       -----------      ----------       ----------        ----------
    Net increase
      (decrease) in net
      assets from policy
      transactions.......      152,813        1,270,747         2,429,877         204,134        1,403,953         2,093,900
                            ----------       ----------       -----------      ----------       ----------        ----------
    Net increase
      (decrease) in net
      assets.............       25,699          424,288         1,560,262         240,778        1,360,453         2,204,790
  NET ASSETS:
    Beginning of year....    3,686,241        3,261,953         1,701,691       5,312,488        3,952,035         1,747,245
                            ----------       ----------       -----------      ----------       ----------        ----------
    End of year..........   $3,711,940       $3,686,241       $ 3,261,953      $5,553,266       $5,312,488        $3,952,035
                            ==========       ==========       ===========      ==========       ==========        ==========

*    Date of initial investment.

   The accompanying notes are an integral part of these financial statements.

                     ALLMERICA SELECT SEPARATE ACCOUNT III
                      STATEMENTS OF CHANGES IN NET ASSETS

                                              AIT SELECT                                         AIT SELECT
                                           EMERGING MARKETS                                        GROWTH
                           -------------------------------------------------  -------------------------------------------------
                             3 MONTHS          YEAR ENDED DECEMBER 31,          3 MONTHS          YEAR ENDED DECEMBER 31,
                           ENDED 3/31/02  ----------------------------------  ENDED 3/31/02  ----------------------------------
                            (UNAUDITED)   2001 (UNAUDITED)  2000 (UNAUDITED)   (UNAUDITED)   2001 (UNAUDITED)  2000 (UNAUDITED)
                           -------------  ----------------  ----------------  -------------  ----------------  ----------------
INCREASE (DECREASE) IN
  NET ASSETS:
  FROM OPERATIONS:
    Net investment income
      (loss).............   $   (2,297)      $  (8,014)        $  (4,869)      $  (16,487)     $   (68,541)      $   (66,888)
    Net realized gain
      (loss).............      (10,500)       (186,715)           20,933          (74,916)         (31,540)          830,464
    Net unrealized gain
      (loss).............      100,897         101,594          (334,051)        (203,584)      (2,197,485)       (2,430,370)
                            ----------       ---------         ---------       ----------      -----------       -----------
    Net increase
      (decrease) in net
      assets from
      operations.........       88,100         (93,135)         (317,987)        (294,987)      (2,297,566)       (1,666,794)
                            ----------       ---------         ---------       ----------      -----------       -----------
  FROM POLICY
    TRANSACTIONS:
    Net premiums.........       30,831          90,167           230,526           59,878        1,048,312         1,368,278
    Terminations.........           --          (7,792)               --               --          (11,557)          (59,460)
    Insurance and other
      charges............       (5,593)        (22,941)          (20,237)         (39,734)        (184,771)         (216,609)
    Transfers between
      sub-accounts
      (including fixed
      account), net......       23,326         229,484           480,032          217,570          703,944         3,371,319
    Other transfers from
      (to) the General
      Account............          694          (3,299)              189          (29,859)         (29,535)          (96,697)
    Net increase
      (decrease) in
      investment by
      Sponsor............           --              --                --               --               --                --
                            ----------       ---------         ---------       ----------      -----------       -----------
    Net increase
      (decrease) in net
      assets from policy
      transactions.......       49,258         285,619           690,510          207,855        1,526,393         4,366,831
                            ----------       ---------         ---------       ----------      -----------       -----------
    Net increase
      (decrease) in net
      assets.............      137,358         192,484           372,523          (87,132)        (771,173)        2,700,037
  NET ASSETS:
    Beginning of year....      970,803         778,319           405,796        7,590,901        8,362,074         5,662,037
                            ----------       ---------         ---------       ----------      -----------       -----------
    End of year..........   $1,108,161       $ 970,803         $ 778,319       $7,503,769      $ 7,590,901       $ 8,362,074
                            ==========       =========         =========       ==========      ===========       ===========

*    Date of initial investment.

   The accompanying notes are an integral part of these financial statements.

                     ALLMERICA SELECT SEPARATE ACCOUNT III
                      STATEMENTS OF CHANGES IN NET ASSETS

                                              AIT SELECT                                         AIT SELECT
                                           GROWTH AND INCOME                                INTERNATIONAL EQUITY
                           -------------------------------------------------  -------------------------------------------------
                             3 MONTHS          YEAR ENDED DECEMBER 31,          3 MONTHS          YEAR ENDED DECEMBER 31,
                           ENDED 3/31/02  ----------------------------------  ENDED 3/31/02  ----------------------------------
                            (UNAUDITED)   2001 (UNAUDITED)  2000 (UNAUDITED)   (UNAUDITED)   2001 (UNAUDITED)  2000 (UNAUDITED)
                           -------------  ----------------  ----------------  -------------  ----------------  ----------------
INCREASE (DECREASE) IN
  NET ASSETS:
  FROM OPERATIONS:
    Net investment income
      (loss).............   $   (3,444)      $  (20,361)      $    (6,717)     $   (8,305)      $   27,562        $  (11,240)
    Net realized gain
      (loss).............      (29,410)        (184,575)          728,740         (43,096)         219,318            71,197
    Net unrealized gain
      (loss).............      (54,737)        (616,986)       (1,313,598)         20,650       (1,091,285)         (298,089)
                            ----------       ----------       -----------      ----------       ----------        ----------
    Net increase
      (decrease) in net
      assets from
      operations.........      (87,591)        (821,922)         (591,575)        (30,751)        (844,405)         (238,132)
                            ----------       ----------       -----------      ----------       ----------        ----------
  FROM POLICY
    TRANSACTIONS:
    Net premiums.........       13,872        1,251,939         1,012,766         155,904          696,432           704,464
    Terminations.........       (1,413)         (27,840)          (18,333)             --               --            (5,470)
    Insurance and other
      charges............      (43,458)        (165,128)         (140,212)        (22,586)         (93,911)          (79,994)
    Transfers between
      sub-accounts
      (including fixed
      account), net......      191,417        1,708,427         2,116,434          85,382          649,186         1,420,449
    Other transfers from
      (to) the General
      Account............       (1,051)         (21,962)          (42,494)        (27,243)         (24,015)          (63,550)
    Net increase
      (decrease) in
      investment by
      Sponsor............           --               --                --              --               --                --
                            ----------       ----------       -----------      ----------       ----------        ----------
    Net increase
      (decrease) in net
      assets from policy
      transactions.......      159,367        2,745,436         2,928,161         191,457        1,227,692         1,975,899
                            ----------       ----------       -----------      ----------       ----------        ----------
    Net increase
      (decrease) in net
      assets.............       71,776        1,923,514         2,336,586         160,706          383,287         1,737,767
  NET ASSETS:
    Beginning of year....    7,247,081        5,323,567         2,986,981       3,785,695        3,402,408         1,664,641
                            ----------       ----------       -----------      ----------       ----------        ----------
    End of year..........   $7,318,857       $7,247,081       $ 5,323,567      $3,946,401       $3,785,695        $3,402,408
                            ==========       ==========       ===========      ==========       ==========        ==========

*    Date of initial investment.

   The accompanying notes are an integral part of these financial statements.

                     ALLMERICA SELECT SEPARATE ACCOUNT III
                      STATEMENTS OF CHANGES IN NET ASSETS

                                              AIT SELECT                                         AIT SELECT
                                        INVESTMENT GRADE INCOME                               STRATEGIC GROWTH
                           -------------------------------------------------  -------------------------------------------------
                             3 MONTHS          YEAR ENDED DECEMBER 31,          3 MONTHS          YEAR ENDED DECEMBER 31,
                           ENDED 3/31/02  ----------------------------------  ENDED 3/31/02  ----------------------------------
                            (UNAUDITED)   2001 (UNAUDITED)  2000 (UNAUDITED)   (UNAUDITED)   2001 (UNAUDITED)  2000 (UNAUDITED)
                           -------------  ----------------  ----------------  -------------  ----------------  ----------------
INCREASE (DECREASE) IN
  NET ASSETS:
  FROM OPERATIONS:
    Net investment income
      (loss).............   $   58,944       $  163,577        $   96,470      $   (2,347)      $   (9,396)       $   (9,307)
    Net realized gain
      (loss).............        1,312            7,902            (2,881)        (24,024)        (174,804)           42,592
    Net unrealized gain
      (loss).............      (90,784)          28,327            63,505        (152,106)        (181,918)         (500,319)
                            ----------       ----------        ----------      ----------       ----------        ----------
    Net increase
      (decrease) in net
      assets from
      operations.........      (30,528)         199,806           157,094        (178,477)        (366,118)         (467,034)
                            ----------       ----------        ----------      ----------       ----------        ----------
  FROM POLICY
    TRANSACTIONS:
    Net premiums.........      131,418          555,854           342,179              --          180,680           385,174
    Terminations.........         (165)              --            (1,468)             --          (19,372)           (6,910)
    Insurance and other
      charges............      (27,004)         (81,490)          (44,501)         (7,107)         (31,592)          (38,711)
    Transfers between
      sub-accounts
      (including fixed
      account), net......      345,059        1,295,834           611,237          66,421          359,683           568,225
    Other transfers from
      (to) the General
      Account............        1,055           (7,070)           (3,718)        (25,729)          (5,036)          (15,874)
    Net increase
      (decrease) in
      investment by
      Sponsor............           --               --                --              --               --                --
                            ----------       ----------        ----------      ----------       ----------        ----------
    Net increase
      (decrease) in net
      assets from policy
      transactions.......      450,363        1,763,128           903,729          33,585          484,363           891,904
                            ----------       ----------        ----------      ----------       ----------        ----------
    Net increase
      (decrease) in net
      assets.............      419,835        1,962,934         1,060,823        (144,892)         118,245           424,870
  NET ASSETS:
    Beginning of year....    4,111,217        2,148,283         1,087,460       1,174,536        1,056,291           631,421
                            ----------       ----------        ----------      ----------       ----------        ----------
    End of year..........   $4,531,052       $4,111,217        $2,148,283      $1,029,644       $1,174,536        $1,056,291
                            ==========       ==========        ==========      ==========       ==========        ==========

*    Date of initial investment.

   The accompanying notes are an integral part of these financial statements.

                     ALLMERICA SELECT SEPARATE ACCOUNT III
                      STATEMENTS OF CHANGES IN NET ASSETS

                                         AIT SELECT                                   AIT SELECT
                                      STRATEGIC INCOME                             VALUE OPPORTUNITY
                           --------------------------------------  -------------------------------------------------
                             3 MONTHS           PERIOD FROM          3 MONTHS          YEAR ENDED DECEMBER 31,
                           ENDED 3/31/02          5/1/01*          ENDED 3/31/02  ----------------------------------
                            (UNAUDITED)   TO 12/31/01 (UNAUDITED)   (UNAUDITED)   2001 (UNAUDITED)  2000 (UNAUDITED)
                           -------------  -----------------------  -------------  ----------------  ----------------
INCREASE (DECREASE) IN
  NET ASSETS:
  FROM OPERATIONS:
    Net investment income
      (loss).............    $  3,174            $  2,183           $  (13,133)      $   (9,629)       $  (10,989)
    Net realized gain
      (loss).............        (293)              3,741                5,888          602,786           112,535
    Net unrealized gain
      (loss).............      (5,612)             (5,148)             282,230          (83,390)          461,077
                             --------            --------           ----------       ----------        ----------
    Net increase
      (decrease) in net
      assets from
      operations.........      (2,731)                776              274,985          509,767           562,623
                             --------            --------           ----------       ----------        ----------
  FROM POLICY
    TRANSACTIONS:
    Net premiums.........     116,018              30,554               96,093          625,100           408,794
    Terminations.........        (165)                 --                   --          (58,529)           (5,284)
    Insurance and other
      charges............      (3,743)             (1,897)             (34,411)        (113,243)          (55,677)
    Transfers between
      sub-accounts
      (including fixed
      account), net......     142,265             276,648              399,331        1,746,592         1,032,412
    Other transfers from
      (to) the General
      Account............          (3)                 --               (9,984)         (19,152)           (1,293)
    Net increase
      (decrease) in
      investment by
      Sponsor............          --                (105)                  --               --                --
                             --------            --------           ----------       ----------        ----------
    Net increase
      (decrease) in net
      assets from policy
      transactions.......     254,372             305,200              451,029        2,180,768         1,378,952
                             --------            --------           ----------       ----------        ----------
    Net increase
      (decrease) in net
      assets.............     251,641             305,976              726,014        2,690,535         1,941,575
  NET ASSETS:
    Beginning of year....     305,976                  --            5,802,211        3,111,676         1,170,101
                             --------            --------           ----------       ----------        ----------
    End of year..........    $557,617            $305,976           $6,528,225       $5,802,211        $3,111,676
                             ========            ========           ==========       ==========        ==========

*    Date of initial investment.

   The accompanying notes are an integral part of these financial statements.

                     ALLMERICA SELECT SEPARATE ACCOUNT III
                      STATEMENTS OF CHANGES IN NET ASSETS

                                                                                  ALLIANCE                   ALLIANCE
                                          AIM V.I.                           GROWTH AND INCOME             PREMIER GROWTH
                                     AGGRESSIVE GROWTH                            CLASS B                     CLASS B
                           --------------------------------------  --------------------------------------  -------------
                             3 MONTHS           PERIOD FROM          3 MONTHS           PERIOD FROM          3 MONTHS
                           ENDED 3/31/02          5/1/01*          ENDED 3/31/02          5/1/01*          ENDED 3/31/02
                            (UNAUDITED)   TO 12/31/01 (UNAUDITED)   (UNAUDITED)   TO 12/31/01 (UNAUDITED)   (UNAUDITED)
                           -------------  -----------------------  -------------  -----------------------  -------------
INCREASE (DECREASE) IN
  NET ASSETS:
  FROM OPERATIONS:
    Net investment income
      (loss).............    $   (597)           $   (516)          $   (3,738)         $   (2,751)          $ (1,779)
    Net realized gain
      (loss).............           2              (1,723)                 (13)              6,056               (838)
    Net unrealized gain
      (loss).............       8,453              (4,241)              40,888             (28,971)           (46,665)
                             --------            --------           ----------          ----------           --------
    Net increase
      (decrease) in net
      assets from
      operations.........       7,858              (6,480)              37,137             (25,666)           (49,282)
                             --------            --------           ----------          ----------           --------
  FROM POLICY
    TRANSACTIONS:
    Net premiums.........     128,827              49,243              577,211             112,192             35,031
    Terminations.........         (55)               (179)                  --                  --                 --
    Insurance and other
      charges............      (2,237)             (2,008)             (13,868)            (13,978)            (5,995)
    Transfers between
      sub-accounts
      (including fixed
      account), net......      74,750             117,298              345,719           1,309,009            208,195
    Other transfers from
      (to) the General
      Account............           1                 (29)                 (35)               (375)               (16)
    Net increase
      (decrease) in
      investment by
      Sponsor............          --                 319                   --                  76                 --
                             --------            --------           ----------          ----------           --------
    Net increase
      (decrease) in net
      assets from policy
      transactions.......     201,286             164,644              909,027           1,406,924            237,215
                             --------            --------           ----------          ----------           --------
    Net increase
      (decrease) in net
      assets.............     209,144             158,164              946,164           1,381,258            187,933
  NET ASSETS:
    Beginning of year....     158,164                  --            1,381,258                  --            751,538
                             --------            --------           ----------          ----------           --------
    End of year..........    $367,308            $158,164           $2,327,422          $1,381,258           $939,471
                             ========            ========           ==========          ==========           ========

                                  ALLIANCE
                             PREMIER GROWTH
                                   CLASS B
                           -----------------------
                                 PERIOD FROM
                                   5/1/01*
                           TO 12/31/01 (UNAUDITED)
                           -----------------------
INCREASE (DECREASE) IN
  NET ASSETS:
  FROM OPERATIONS:
    Net investment income
      (loss).............         $ (2,125)
    Net realized gain
      (loss).............            7,683
    Net unrealized gain
      (loss).............          (20,856)
                                  --------
    Net increase
      (decrease) in net
      assets from
      operations.........          (15,298)
                                  --------
  FROM POLICY
    TRANSACTIONS:
    Net premiums.........          158,642
    Terminations.........               --
    Insurance and other
      charges............           (7,561)
    Transfers between
      sub-accounts
      (including fixed
      account), net......          615,619
    Other transfers from
      (to) the General
      Account............             (107)
    Net increase
      (decrease) in
      investment by
      Sponsor............              243
                                  --------
    Net increase
      (decrease) in net
      assets from policy
      transactions.......          766,836
                                  --------
    Net increase
      (decrease) in net
      assets.............          751,538
  NET ASSETS:
    Beginning of year....               --
                                  --------
    End of year..........         $751,538
                                  ========

*    Date of initial investment.

   The accompanying notes are an integral part of these financial statements.

                     ALLMERICA SELECT SEPARATE ACCOUNT III
                      STATEMENTS OF CHANGES IN NET ASSETS

                                             FIDELITY VIP                                         FIDELITY
                                             EQUITY-INCOME                                       VIP GROWTH
                           -------------------------------------------------  -------------------------------------------------
                             3 MONTHS          YEAR ENDED DECEMBER 31,          3 MONTHS          YEAR ENDED DECEMBER 31,
                           ENDED 3/31/02  ----------------------------------  ENDED 3/31/02  ----------------------------------
                            (UNAUDITED)   2001 (UNAUDITED)  2002 (UNAUDITED)   (UNAUDITED)   2001 (UNAUDITED)  2002 (UNAUDITED)
                           -------------  ----------------  ----------------  -------------  ----------------  ----------------
INCREASE (DECREASE) IN
  NET ASSETS:
  FROM OPERATIONS:
  Net investment income
    (loss)...............   $  104,446       $   31,109        $   15,243      $   (1,146)     $   (65,794)      $   (52,747)
    Net realized gain
      (loss).............      133,989           86,830           127,802         (28,833)         118,305           527,459
    Net unrealized gain
      (loss).............       49,104         (423,293)          202,488         (76,495)      (1,690,118)       (1,526,817)
                            ----------       ----------        ----------      ----------      -----------       -----------
    Net increase
      (decrease) in net
      assets from
      operations.........      287,539         (305,354)          345,533        (106,474)      (1,637,607)        1,052,105
                            ----------       ----------        ----------      ----------      -----------       -----------
  FROM POLICY
    TRANSACTIONS:
    Net premiums.........      255,897          951,535           574,756         275,794        1,226,825         1,546,381
    Terminations.........          (56)         (15,158)          (51,766)         (1,349)         (54,265)          (62,048)
    Insurance and other
      charges............      (51,199)        (162,541)         (109,230)        (48,884)        (204,816)         (196,997)
    Transfers between
      sub-accounts
      (including fixed
      account), net......      610,287        2,129,898         1,644,096         206,504        1,406,914         3,371,619
    Other transfers from
      (to) the General
      Account............          464          (19,121)          (45,778)        (20,457)         (38,579)          (82,635)
    Net increase
      (decrease) in
      investment by
      Sponsor............           --               --                --              --               --                --
                            ----------       ----------        ----------      ----------      -----------       -----------
    Net increase
      (decrease) in net
      assets from policy
      transactions.......      815,393        2,884,613         2,012,078         411,608        2,336,079         4,576,320
                            ----------       ----------        ----------      ----------      -----------       -----------
    Net increase
      (decrease) in net
      assets.............    1,102,932        2,579,259         2,357,611         305,134          698,472         3,524,215
  NET ASSETS:
    Beginning of year....    7,497,066        4,917,807         2,560,196       8,490,568        7,792,096         4,267,881
                            ----------       ----------        ----------      ----------      -----------       -----------
    End of year..........   $8,599,998       $7,497,066        $4,917,807      $8,795,702      $ 8,490,568       $ 7,792,096
                            ==========       ==========        ==========      ==========      ===========       ===========

*    Date of initial investment.

   The accompanying notes are an integral part of these financial statements.

                     ALLMERICA SELECT SEPARATE ACCOUNT III
                      STATEMENTS OF CHANGES IN NET ASSETS

                                                                                              FT VIP                     FT VIP
                                                                                             FRANKLIN                    MUTUAL
                                               FIDELITY                                     SMALL CAP                    SHARES
                                            VIP HIGH INCOME                                  CLASS 2                     CLASS 2
                           -------------------------------------------------  --------------------------------------  -------------
                             3 MONTHS          YEAR ENDED DECEMBER 31,          3 MONTHS           PERIOD FROM          3 MONTHS
                           ENDED 3/31/02  ----------------------------------  ENDED 3/31/02          5/1/01*          ENDED 3/31/02
                            (UNAUDITED)   2001 (UNAUDITED)  2000 (UNAUDITED)   (UNAUDITED)   TO 12/31/01 (UNAUDITED)   (UNAUDITED)
                           -------------  ----------------  ----------------  -------------  -----------------------  -------------
INCREASE (DECREASE) IN
  NET ASSETS:
  FROM OPERATIONS:
  Net investment income
    (loss)...............   $  227,475       $  167,821        $   63,999       $   (945)           $   (773)           $ (1,647)
    Net realized gain
      (loss).............      (12,227)         (77,569)          (51,603)           (22)               (915)                (50)
    Net unrealized gain
      (loss).............     (213,808)        (339,273)         (376,297)        (5,755)             13,662              21,593
                            ----------       ----------        ----------       --------            --------            --------
    Net increase
      (decrease) in net
      assets from
      operations.........        1,440         (249,021)         (363,901)        (6,722)             11,974              19,896
                            ----------       ----------        ----------       --------            --------            --------
  FROM POLICY
    TRANSACTIONS:
    Net premiums.........      123,664          201,144           266,135         59,527              19,040              53,512
    Terminations.........          (55)              --                --            (55)                 --                  --
    Insurance and other
      charges............      (13,714)         (46,032)          (37,807)        (3,477)             (3,477)             (5,911)
    Transfers between
      sub-accounts
      (including fixed
      account), net......      269,323          843,946           421,266        112,643             334,469             246,009
    Other transfers from
      (to) the General
      Account............          251           (5,393)           (3,208)           (15)                (63)                (44)
    Net increase
      (decrease) in
      investment by
      Sponsor............           --               --                --             --                 174                  --
                            ----------       ----------        ----------       --------            --------            --------
    Net increase
      (decrease) in net
      assets from policy
      transactions.......      379,469          993,665           646,386        168,623             350,143             293,566
                            ----------       ----------        ----------       --------            --------            --------
    Net increase
      (decrease) in net
      assets.............      380,909          744,644           282,485        161,901             362,117             313,462
  NET ASSETS:
    Beginning of year....    2,095,108        1,350,464         1,067,979        362,117                  --             602,418
                            ----------       ----------        ----------       --------            --------            --------
    End of year..........   $2,476,017       $2,095,108        $1,350,464       $524,018            $362,117            $915,880
                            ==========       ==========        ==========       ========            ========            ========

                                   FT VIP
                                   MUTUAL
                                   SHARES
                                   CLASS 2
                           -----------------------
                                 PERIOD FROM
                                   5/1/01*
                           TO 12/31/01 (UNAUDITED)
                           -----------------------
INCREASE (DECREASE) IN
  NET ASSETS:
  FROM OPERATIONS:
  Net investment income
    (loss)...............         $   (204)
    Net realized gain
      (loss).............            3,171
    Net unrealized gain
      (loss).............           (8,472)
                                  --------
    Net increase
      (decrease) in net
      assets from
      operations.........           (5,505)
                                  --------
  FROM POLICY
    TRANSACTIONS:
    Net premiums.........           84,620
    Terminations.........               --
    Insurance and other
      charges............           (5,362)
    Transfers between
      sub-accounts
      (including fixed
      account), net......          528,802
    Other transfers from
      (to) the General
      Account............              (89)
    Net increase
      (decrease) in
      investment by
      Sponsor............              (48)
                                  --------
    Net increase
      (decrease) in net
      assets from policy
      transactions.......          607,923
                                  --------
    Net increase
      (decrease) in net
      assets.............          602,418
  NET ASSETS:
    Beginning of year....               --
                                  --------
    End of year..........         $602,418
                                  ========

*    Date of initial investment.

   The accompanying notes are an integral part of these financial statements.

                     ALLMERICA SELECT SEPARATE ACCOUNT III
                      STATEMENTS OF CHANGES IN NET ASSETS

                                                                                JANUS ASPEN
                                        INVESCO VIF                                GROWTH
                                      HEALTH SCIENCES                          SERVICE SHARES
                           --------------------------------------  --------------------------------------
                             3 MONTHS           PERIOD FROM          3 MONTHS           PERIOD FROM
                           ENDED 3/31/02          5/1/01*          ENDED 3/31/02          5/1/01*
                            (UNAUDITED)   TO 12/31/01 (UNAUDITED)   (UNAUDITED)   TO 12/31/01 (UNAUDITED)
                           -------------  -----------------------  -------------  -----------------------
INCREASE (DECREASE) IN
  NET ASSETS:
  FROM OPERATIONS:
    Net investment income
      (loss).............    $   (824)           $    148            $   (987)           $   (901)
    Net realized gain
      (loss).............        (922)              1,072                 (78)             (1,731)
    Net unrealized gain
      (loss).............     (17,037)              1,243               1,712              (3,778)
                             --------            --------            --------            --------
    Net increase
      (decrease) in net
      assets from
      operations.........     (18,783)              2,463                 647              (6,410)
                             --------            --------            --------            --------
  FROM POLICY
    TRANSACTIONS:
    Net premiums.........      20,950              70,411              65,233              89,066
    Terminations.........         (55)                 --                  --                (179)
    Insurance and other
      charges............      (2,703)             (3,075)             (3,545)             (3,443)
    Transfers between
      sub-accounts
      (including fixed
      account), net......     140,387             235,064              90,247             299,383
    Other transfers from
      (to) the General
      Account............           1                (441)                (43)               (519)
    Net increase
      (decrease) in
      investment by
      Sponsor............          --                  22                  --                 305
                             --------            --------            --------            --------
    Net increase
      (decrease) in net
      assets from policy
      transactions.......     158,580             301,981             151,892             384,613
                             --------            --------            --------            --------
    Net increase
      (decrease) in net
      assets.............     139,797             304,444             152,539             378,203
  NET ASSETS:
    Beginning of year....     304,444                  --             378,203                  --
                             --------            --------            --------            --------
    End of year..........    $444,241            $304,444            $530,742            $378,203
                             ========            ========            ========            ========


                                             T. ROWE PRICE
                                          INTERNATIONAL STOCK
                           -------------------------------------------------
                             3 MONTHS          YEAR ENDED DECEMBER 31,
                           ENDED 3/31/02  ----------------------------------
                            (UNAUDITED)   2001 (UNAUDITED)  2000 (UNAUDITED)
                           -------------  ----------------  ----------------
INCREASE (DECREASE) IN
  NET ASSETS:
  FROM OPERATIONS:
    Net investment income
      (loss).............   $   (4,423)      $   25,424        $   (1,903)
    Net realized gain
      (loss).............      (23,596)        (163,849)           60,322
    Net unrealized gain
      (loss).............       51,165         (293,111)         (308,394)
                            ----------       ----------        ----------
    Net increase
      (decrease) in net
      assets from
      operations.........       23,146         (431,536)         (249,975)
                            ----------       ----------        ----------
  FROM POLICY
    TRANSACTIONS:
    Net premiums.........      122,307          143,697           295,752
    Terminations.........          (55)          (8,672)          (14,878)
    Insurance and other
      charges............      (11,339)         (41,502)          (39,864)
    Transfers between
      sub-accounts
      (including fixed
      account), net......      128,392          644,345           848,414
    Other transfers from
      (to) the General
      Account............          235           (2,589)            3,991
    Net increase
      (decrease) in
      investment by
      Sponsor............           --               --                --
                            ----------       ----------        ----------
    Net increase
      (decrease) in net
      assets from policy
      transactions.......      239,540          735,279         1,093,415
                            ----------       ----------        ----------
    Net increase
      (decrease) in net
      assets.............      262,686          303,743           843,440
  NET ASSETS:
    Beginning of year....    1,949,531        1,645,788           802,348
                            ----------       ----------        ----------
    End of year..........   $2,212,217       $1,949,531        $1,645,788
                            ==========       ==========        ==========

*    Date of initial investment.

   The accompanying notes are an integral part of these financial statements.

                     ALLMERICA SELECT SEPARATE ACCOUNT III
                         NOTES TO FINANCIAL STATEMENTS

NOTE 1 -- ORGANIZATION

    Allmerica Select Separate Account III ("the Separate Account") is a separate investment account of Allmerica Financial Life Insurance and Annuity Company ("AFLIAC"), established on October 30, 1998 for the purpose of separating from the general assets of AFLIAC those assets used to fund the variable portion of certain flexible premium variable life insurance policies ("the Policies") issued by AFLIAC. AFLIAC is a wholly owned subsidiary of First Allmerica Financial Life Insurance Company ("FAFLIC"). FAFLIC is a wholly owned subsidiary of Allmerica Financial Corporation ("AFC"). Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from the other assets and liabilities of AFLIAC. The Separate Account cannot be charged with liabilities arising out of any other business of AFLIAC.

    The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940, as amended ("the 1940 Act"). The Separate Account currently offers twenty-three Sub-Accounts. Each Sub-Account invests exclusively in one of the funds ("Underlying Funds") that are part of the following fund groups:

FUND GROUP                                          INVESTMENT MANAGER
----------                                          ------------------
Allmerica Investment Trust ("AIT")                  Allmerica Financial Investment Management
                                                    Services, Inc. ("AFIMS")
AIM Variable Insurance Funds ("AIM V.I.")           AIM Advisors, Inc.
Alliance Variable Products Series Fund, Inc.        Alliance Capital Management, L.P.
("Class B") ("Alliance D")
Fidelity Variable Insurance Products Fund           Fidelity Management & Research Company ("FMR")
("Fidelity VIP")
Franklin Templeton Variable Insurance Products      Franklin Mutual Advisors, LLC
Trust (Class 2) ("FT VIP")
INVESCO Variable Investment Funds, Inc.             INVESCO Funds Group, Inc.
("INVESCO VIF")
Janus Aspen Series (Service Shares)                 Janus Capital
("Janus Aspen")
T Rowe Price International Series, Inc.             T Rowe Price International
(T Rowe Price)

    The fund groups listed above are open-end, diversified, management investment companies registered under the 1940 Act. AFIMS is a wholly owned subsidiary of AFLIAC.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates at the date of the financial statements. Actual results could differ from those estimates.

    The following is a summary of significant accounting policies followed by the Separate Account in the preparation of its financial statements.

                     ALLMERICA SELECT SEPARATE ACCOUNT III
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    INVESTMENTS -- Security transactions are recorded as of the trade date. Investments held by the Sub-Accounts are stated at the net asset value per share of the Underlying Funds. Realized investment gains and losses are determined using the average cost method. Dividend income and capital gain distributions are recorded on the ex-distribution date and are reinvested in additional shares of the Underlying Funds at net asset value.

    FEDERAL INCOME TAXES -- The operations of the Separate Account are included in the federal income tax return of AFLIAC, which is taxed as a life insurance company under Subchapter L of the Internal Revenue Code ("IRC"). AFLIAC files a consolidated federal tax return with AFC and AFC's affiliates. Under the current provisions of the IRC, AFLIAC does not expect to incur federal income taxes on the earnings or realized capital gains attributable to the Separate Account. Based on this, no federal income tax provision is required. AFLIAC will review periodically the status of this policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the Policies.

    Under the provisions of Section 817(h) of the Code, a variable life insurance policy, other than a policy issued in connection with certain types of employee benefit plans, will not be treated as a variable life insurance policy for federal income tax purposes for any period for which the investments of the segregated asset account on which the policy is based are not adequately diversified. The Code provides that the "adequately diversified" requirement may be met if the underlying investments satisfy either a statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of the Treasury. The Internal Revenue Service has issued regulations under
Section 817(h) of the Code. AFLIAC believes that the Separate Account satisfies the current requirements of the regulations, and it intends that it will continue to meet such requirements.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of Allmerica Financial Life Insurance and Annuity Company and the Policyowners of the Allmerica Select Separate Account III of Allmerica Financial Life Insurance and Annuity Company

In our opinion, the accompanying statements of assets and liabilities, and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of each of the Sub-Accounts constituting the Allmerica Select Separate Account III of Allmerica Financial Life Insurance and Annuity Company at December 31, 2001, the results of each of their operations and the changes in each of their net assets for each of the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Allmerica Financial Life Insurance and Annuity Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2001 by correspondence with the Funds, provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

PRICEWATERHOUSECOOPERS LLP
Boston, Massachusetts
March 28, 2002

                     ALLMERICA SELECT SEPARATE ACCOUNT III
                      STATEMENTS OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2001

                                                         AIT          AIT          AIT                     AIT           AIT
                                  AIT        AIT        SELECT       SELECT       SELECT       AIT        SELECT       SELECT
                                EQUITY      MONEY     AGGRESSIVE    CAPITAL      EMERGING     SELECT      GROWTH    INTERNATIONAL
                                 INDEX      MARKET      GROWTH    APPRECIATION   MARKETS      GROWTH    AND INCOME     EQUITY
                               ---------  ----------  ----------  ------------  ----------  ----------  ----------  -------------
ASSETS:
Investments in shares of
  Allmerica Investment
  Trust......................  $ 894,702  $7,846,840  $3,686,241   $5,312,488   $  970,803  $7,590,901  $7,247,081   $3,785,695
Investments in shares of AIM
  Variable Insurance Funds...         --          --         --            --           --          --         --            --
Investments in shares of
  Alliance Variable Products
  Series Fund, Inc...........         --          --         --            --           --          --         --            --
Investments in shares of
  Fidelity Variable Insurance
  Products Fund (VIP)........         --          --         --            --           --          --         --            --
Investment in shares of
  Franklin Templeton
  Insurance Products Trust...                     --         --            --           --          --         --            --
Investment in shares of
  INVESCO Variable Investment
  Funds, Inc.................         --          --         --            --           --          --         --            --
Investment in shares of Janus
  Aspen Series (Service
  Shares)....................         --          --         --            --           --          --         --            --
Investment in shares of T.
  Rowe Price International
  Series, Inc................         --          --         --            --           --          --         --            --
                               ---------  ----------  ----------   ----------   ----------  ----------  ----------   ----------
  Total assets...............    894,702   7,846,840  3,686,241     5,312,488      970,803   7,590,901  7,247,081     3,785,695
LIABILITIES:                          --          --         --            --           --          --         --            --
                               ---------  ----------  ----------   ----------   ----------  ----------  ----------   ----------
  Net assets.................  $ 894,702  $7,846,840  $3,686,241   $5,312,488   $  970,803  $7,590,901  $7,247,081   $3,785,695
                               =========  ==========  ==========   ==========   ==========  ==========  ==========   ==========
NET ASSET DISTRIBUTION BY
  CATEGORY:
  Variable life policies.....  $ 894,702  $7,846,840  $3,686,241   $5,312,488   $  970,803  $7,590,901  $7,247,081   $3,785,695
                               =========  ==========  ==========   ==========   ==========  ==========  ==========   ==========
Units outstanding,
  December 31, 2001..........    985,488   6,861,195  3,937,648     3,608,841    1,022,472   8,260,165  7,410,951     3,819,794
Net asset value per unit,
  December 31, 2001..........  $0.907878  $ 1.143655  $0.936153    $ 1.472076   $ 0.949467  $ 0.918977  $0.977888    $ 0.991073

   The accompanying notes are an integral part of these financial statements.

                     ALLMERICA SELECT SEPARATE ACCOUNT III
                STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)
                               DECEMBER 31, 2001

                                   AIT          AIT         AIT         AIT                   ALLIANCE   ALLIANCE
                                  SELECT       SELECT     SELECT      SELECT      AIM V.I.     GROWTH     PREMIER     FIDELITY
                                INVESTMENT   STRATEGIC   STRATEGIC     VALUE     AGGRESSIVE  AND INCOME   GROWTH         VIP
                               GRADE INCOME    GROWTH     INCOME    OPPORTUNITY    GROWTH     CLASS B     CLASS B   EQUITY-INCOME
                               ------------  ----------  ---------  -----------  ----------  ----------  ---------  -------------
ASSETS:
Investments in shares of
  Allmerica Investment
  Trust......................   $4,111,217   $1,174,536  $ 305,976  $5,802,211   $      --   $      --   $      --   $       --
Investments in shares of AIM
  Variable Insurance Funds...           --           --         --          --     158,164          --          --           --
Investments in shares of
  Alliance Variable Products
  Series Fund, Inc...........           --           --         --          --          --   1,381,258     751,538           --
Investments in shares of
  Fidelity Variable Insurance
  Products Fund (VIP)........           --           --         --          --          --          --          --    7,497,066
Investment in shares of
  Franklin Templeton
  Insurance Products Trust...           --           --         --          --          --          --          --
Investment in shares of
  INVESCO Variable Investment
  Funds, Inc.................           --           --         --          --          --          --          --           --
Investment in shares of Janus
  Aspen Series (Service
  Shares)....................           --           --         --          --          --          --          --           --
Investment in shares of T.
  Rowe Price International
  Series, Inc................           --           --         --          --          --          --          --           --
                                ----------   ----------  ---------  ----------   ---------   ----------  ---------   ----------
  Total assets...............    4,111,217    1,174,536    305,976   5,802,211     158,164   1,381,258     751,538    7,497,066
LIABILITIES:                            --           --         --          --          --          --          --           --
                                ----------   ----------  ---------  ----------   ---------   ----------  ---------   ----------
  Net assets.................   $4,111,217   $1,174,536  $ 305,976  $5,802,211   $ 158,164   $1,381,258  $ 751,538   $7,497,066
                                ==========   ==========  =========  ==========   =========   ==========  =========   ==========
NET ASSET DISTRIBUTION BY
  CATEGORY:
  Variable life policies.....   $4,111,217   $1,174,536  $ 305,976  $5,802,211   $ 158,164   $1,381,258  $ 751,538   $7,497,066
                                ==========   ==========  =========  ==========   =========   ==========  =========   ==========
Units outstanding,
  December 31, 2001..........    3,524,117    2,220,218    294,425   4,147,915     182,965   1,486,822     875,807    6,614,121
Net asset value per unit,
  December 31, 2001..........   $ 1.166595   $ 0.529018  $1.039229  $ 1.398826   $0.864421   $0.928998   $0.858101   $ 1.133494

   The accompanying notes are an integral part of these financial statements.

                     ALLMERICA SELECT SEPARATE ACCOUNT III
                STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)
                               DECEMBER 31, 2001

                                                            FT VIP     FT VIP     INVESCO   JANUS ASPEN     T. ROWE
                                   FIDELITY    FIDELITY    FRANKLIN    MUTUAL       VIF       GROWTH         PRICE
                                     VIP          VIP      SMALL CAP   SHARES     HEALTH      SERVICE    INTERNATIONAL
                                    GROWTH    HIGH INCOME   CLASS 2    CLASS 2   SCIENCES     SHARES         STOCK
                                  ----------  -----------  ---------  ---------  ---------  -----------  -------------
ASSETS:
Investments in shares of
  Allmerica Investment Trust....  $       --  $       --   $     --   $      --  $      --   $      --    $       --
Investments in shares of AIM
  Variable Insurance Funds......          --          --         --          --         --          --            --
Investments in shares of
  Alliance Variable Products
  Series Fund, Inc..............          --          --         --          --         --          --            --
Investments in shares of
  Fidelity Variable Insurance
  Products Fund (VIP)...........   8,490,568   2,095,108         --          --         --          --            --
Investment in shares of Franklin
  Templeton Insurance Products
  Trust.........................          --          --    362,117     602,418         --          --            --
Investment in shares of INVESCO
  Variable Investment
  Funds, Inc....................          --          --         --          --    304,444          --            --
Investment in shares of Janus
  Aspen Series (Service
  Shares).......................          --          --         --          --         --     378,203            --
Investment in shares of T. Rowe
  Price International
  Series, Inc...................          --          --         --          --         --          --     1,949,531
                                  ----------  ----------   ---------  ---------  ---------   ---------    ----------
  Total assets..................   8,490,568   2,095,108    362,117     602,418    304,444     378,203     1,949,531
LIABILITIES:                              --          --         --          --         --          --            --
                                  ----------  ----------   ---------  ---------  ---------   ---------    ----------
  Net assets....................  $8,490,568  $2,095,108   $362,117   $ 602,418  $ 304,444   $ 378,203    $1,949,531
                                  ==========  ==========   =========  =========  =========   =========    ==========
NET ASSET DISTRIBUTION BY
  CATEGORY:
  Variable life policies........  $8,490,568  $2,095,108   $362,117   $ 602,418  $ 304,444   $ 378,203    $1,949,531
                                  ==========  ==========   =========  =========  =========   =========    ==========
Units outstanding, December 31,
  2001..........................   7,569,976   2,731,006    388,783     610,791    298,227     479,544     2,223,585
Net asset value per unit,
  December 31, 2001.............  $ 1.121611  $ 0.767156   $0.931410  $0.986291  $1.020842   $0.788671    $ 0.876751

   The accompanying notes are an integral part of these financial statements.

                     ALLMERICA SELECT SEPARATE ACCOUNT III
                            STATEMENTS OF OPERATIONS

                                                          AIT                               AIT SELECT
                                AIT                  MONEY MARKET                       AGGRESSIVE GROWTH
                            EQUITY INDEX          FOR THE YEAR ENDED                    FOR THE YEAR ENDED
                              FOR THE                DECEMBER 31,                          DECEMBER 31,
                           PERIOD 5/1/01*  ---------------------------------  --------------------------------------
                            TO 12/31/01       2001        2000       1999        2001          2000          1999
                           --------------  ----------  ----------  ---------  -----------  -------------  ----------
INVESTMENT INCOME:
  Dividends..............     $  3,536      $269,226    $261,353    $73,206    $      --    $        --    $     --
EXPENSES:
  Mortality and expense
    risk fees............        2,010        60,627      37,736     12,679       30,378         24,050       4,665
                              --------      --------    --------    -------    ---------    -----------    --------
    Net investment income
     (loss)..............        1,526       208,599     223,617     60,527      (30,378)       (24,050)     (4,665)
                              --------      --------    --------    -------    ---------    -----------    --------
REALIZED AND UNREALIZED
  GAIN (LOSS) ON
  INVESTMENTS:
  Realized gain
    distributions from
    portfolio sponsors...       23,468            --          --         --      892,058        503,645          --
  Net realized gain
    (loss) from sales of
    investments..........         (984)           --          --         --     (826,395)       (60,239)      7,112
                              --------      --------    --------    -------    ---------    -----------    --------
    Net realized gain
     (loss)..............       22,484            --          --         --       65,663        443,406       7,112
  Net unrealized gain
    (loss)...............      (18,326)           --          --         --     (881,744)    (1,288,971)    296,852
                              --------      --------    --------    -------    ---------    -----------    --------
    Net realized and
     unrealized gain
     (loss)..............        4,158            --          --         --     (816,081)      (845,565)    303,964
                              --------      --------    --------    -------    ---------    -----------    --------
    Net increase
     (decrease) in net
     assets from
     operations..........     $  5,684      $208,599    $223,617    $60,527    $(846,459)   $  (869,615)   $299,299
                              ========      ========    ========    =======    =========    ===========    ========

*    Date of initial investment
(a)  Fund substitution. See Note 7.

   The accompanying notes are an integral part of these financial statements.

                     ALLMERICA SELECT SEPARATE ACCOUNT III
                      STATEMENTS OF OPERATIONS (CONTINUED)

                                    AIT SELECT                    AIT SELECT                        AIT SELECT
                               CAPITAL APPRECIATION            EMERGING MARKETS                       GROWTH
                                FOR THE YEAR ENDED            FOR THE YEAR ENDED                FOR THE YEAR ENDED
                                   DECEMBER 31,                  DECEMBER 31,                      DECEMBER 31,
                           ----------------------------  -----------------------------  ----------------------------------
                             2001      2000      1999      2001       2000      1999       2001         2000        1999
                           --------  --------  --------  ---------  ---------  -------  -----------  -----------  --------
INVESTMENT INCOME:
  Dividends..............  $     --  $     --  $     --  $      --  $     891  $   894  $        --  $        --  $    880
EXPENSES:
  Mortality and expense
    risk fees............    40,016    26,279     5,421      8,014      5,760    1,066       68,541       66,888    19,113
                           --------  --------  --------  ---------  ---------  -------  -----------  -----------  --------
    Net investment income
      (loss).............   (40,016)  (26,279)   (5,421)    (8,014)    (4,869)    (172)     (68,541)     (66,888)  (18,233)
                           --------  --------  --------  ---------  ---------  -------  -----------  -----------  --------
REALIZED AND UNREALIZED
  GAIN (LOSS) ON
  INVESTMENTS:
  Realized gain
    distributions from
    portfolio sponsors...   361,672    95,982       847         --     20,158       --      422,702      869,765    55,902
  Net realized gain
    (loss) from sales of
    investments..........   (36,944)   74,003     3,838   (186,715)       775    1,034     (454,242)     (39,301)    3,901
                           --------  --------  --------  ---------  ---------  -------  -----------  -----------  --------
    Net realized gain
      (loss).............   324,728   169,985     4,685   (186,715)    20,933    1,034      (31,540)     830,464    59,803
  Net unrealized gain
    (loss)...............  (328,212)  (32,816)  234,992    101,594   (334,051)  77,357   (2,197,485)  (2,430,370)  866,459
                           --------  --------  --------  ---------  ---------  -------  -----------  -----------  --------
    Net realized and
      unrealized gain
      (loss).............    (3,484)  137,169   239,677    (85,121)  (313,118)  78,391   (2,229,025)  (1,599,906)  926,262
                           --------  --------  --------  ---------  ---------  -------  -----------  -----------  --------
Net increase (decrease)
  in net assets from
  operations.............  $(43,500) $110,890  $234,256  $ (93,135) $(317,987) $78,219  $(2,297,566) $(1,666,794) $908,029
                           ========  ========  ========  =========  =========  =======  ===========  ===========  ========

*    Date of initial investment.
(a)  Fund substitution. See Note 7.

   The accompanying notes are an integral part of these financial statements.

                     ALLMERICA SELECT SEPARATE ACCOUNT III
                      STATEMENTS OF OPERATIONS (CONTINUED)

                                      AIT SELECT                        AIT SELECT                      AIT SELECT
                                  GROWTH AND INCOME                INTERNATIONAL EQUITY        INVESTMENT GRADE INCOME (A)
                                  FOR THE YEAR ENDED                FOR THE YEAR ENDED              FOR THE YEAR ENDED
                                     DECEMBER 31,                      DECEMBER 31,                    DECEMBER 31,
                           --------------------------------  --------------------------------  ----------------------------
                             2001        2000        1999       2001        2000       1999      2001      2000      1999
                           ---------  -----------  --------  -----------  ---------  --------  --------  --------  --------
INVESTMENT INCOME:
  Dividends..............  $  36,084  $    33,774  $ 12,757  $    58,765  $  12,210  $     --  $191,930  $110,610  $ 42,511
EXPENSES:
  Mortality and expense
    risk fees............     56,445       40,491    10,683       31,203     23,450     5,383    28,353    14,140     4,997
                           ---------  -----------  --------  -----------  ---------  --------  --------  --------  --------
    Net investment income
      (loss).............    (20,361)      (6,717)    2,074       27,562    (11,240)   (5,383)  163,577    96,470    37,514
                           ---------  -----------  --------  -----------  ---------  --------  --------  --------  --------
REALIZED AND UNREALIZED
  GAIN (LOSS) ON
  INVESTMENTS:
  Realized gain
    distributions from
    portfolio sponsors...         --      766,169    77,972      683,800     83,388        --        --        --     3,812
  Net realized gain
    (loss) from sales of
    investments..........   (184,575)     (37,429)    5,319     (464,482)   (12,191)    8,677     7,902    (2,881)   (3,213)
                           ---------  -----------  --------  -----------  ---------  --------  --------  --------  --------
    Net realized gain
      (loss).............   (184,575)     728,740    83,291      219,318     71,197     8,677     7,902    (2,881)      599
  Net unrealized gain
    (loss)...............   (616,986)  (1,313,598)  111,861   (1,091,285)  (298,089)  247,077    28,327    63,505   (39,833)
                           ---------  -----------  --------  -----------  ---------  --------  --------  --------  --------
    Net realized and
      unrealized gain
      (loss).............   (801,561)    (584,858)  195,152     (871,967)  (226,892)  255,754    36,229    60,624   (39,234)
                           ---------  -----------  --------  -----------  ---------  --------  --------  --------  --------
    Net increase
      (decrease) in net
      assets from
      operations.........  $(821,922) $  (591,575) $197,226  $  (844,405) $(238,132) $250,371  $199,806  $157,094  $ (1,720)
                           =========  ===========  ========  ===========  =========  ========  ========  ========  ========

*    Date of initial investment.
(A)  Fund substitution. See Note 7.

   The accompanying notes are an integral part of these financial statements.

                     ALLMERICA SELECT SEPARATE ACCOUNT III
                      STATEMENTS OF OPERATIONS (CONTINUED)


                                    AIT SELECT              AIT SELECT                 AIT SELECT                  AIM V.I.
                                 STRATEGIC GROWTH           STRATEGIC              VALUE OPPORTUNITY              AGGRESSIVE
                                FOR THE YEAR ENDED            INCOME               FOR THE YEAR ENDED               GROWTH
                                   DECEMBER 31,              FOR THE                  DECEMBER 31,                 FOR THE
                           -----------------------------  PERIOD 5/1/01*  ------------------------------------  PERIOD 5/1/01*
                             2001       2000      1999     TO 12/31/01       2001         2000         1999      TO 12/31/01
                           ---------  ---------  -------  --------------  -----------  -----------  ----------  --------------
INVESTMENT INCOME:
  Dividends..............  $      --  $      57  $ 1,742     $ 2,711       $ 30,480     $  6,467     $     2       $    --
EXPENSES:
  Mortality and expense
    risk fees............      9,396      9,364    2,480         528         40,109       17,456       4,041           516
                           ---------  ---------  -------     -------       --------     --------     -------       -------
    Net investment income
      (loss).............     (9,396)    (9,307)    (738)      2,183         (9,629)     (10,989)     (4,039)         (516)
                           ---------  ---------  -------     -------       --------     --------     -------       -------
REALIZED AND UNREALIZED
  GAIN (LOSS) ON
  INVESTMENTS:
  Realized gain
    distributions from
    portfolio sponsors...         --     39,902       --       3,720        514,807       16,901      18,744            --
  Net realized gain
    (loss) from sales of
    investments..........   (174,804)     2,690     (705)         21         87,979       95,634      (7,120)       (1,723)
                           ---------  ---------  -------     -------       --------     --------     -------       -------
    Net realized gain
      (loss).............   (174,804)    42,592     (705)      3,741        602,786      112,535      11,624        (1,723)
  Net unrealized gain
    (loss)...............   (181,918)  (500,319)  34,753      (5,148)       (83,390)     461,077      (3,418)       (4,241)
                           ---------  ---------  -------     -------       --------     --------     -------       -------
    Net realized and
      unrealized gain
      (loss).............   (356,722)  (457,727)  34,048      (1,407)       519,396      573,612       8,206        (5,964)
                           ---------  ---------  -------     -------       --------     --------     -------       -------
    Net increase
      (decrease) in net
      assets from
      operations.........  $(366,118) $(467,034) $33,310     $   776       $509,767     $562,623     $ 4,167       $(6,480)
                           =========  =========  =======     =======       ========     ========     =======       =======

                              ALLIANCE
                               GROWTH
                             AND INCOME
                              CLASS B
                              FOR THE
                           PERIOD 5/1/01*
                            TO 12/31/01
                           --------------
INVESTMENT INCOME:
  Dividends..............     $  1,025
EXPENSES:
  Mortality and expense
    risk fees............        3,776
                              --------
    Net investment income
      (loss).............       (2,751)
                              --------
REALIZED AND UNREALIZED
  GAIN (LOSS) ON
  INVESTMENTS:
  Realized gain
    distributions from
    portfolio sponsors...        7,942
  Net realized gain
    (loss) from sales of
    investments..........       (1,886)
                              --------
    Net realized gain
      (loss).............        6,056
  Net unrealized gain
    (loss)...............      (28,971)
                              --------
    Net realized and
      unrealized gain
      (loss).............      (22,915)
                              --------
    Net increase
      (decrease) in net
      assets from
      operations.........     $(25,666)
                              ========

*    Date of initial investment.
(a)  Fund substitution. See Note 7.

   The accompanying notes are an integral part of these financial statements.

                     ALLMERICA SELECT SEPARATE ACCOUNT III
                      STATEMENTS OF OPERATIONS (CONTINUED)

                              ALLIANCE
                              PREMIER                 FIDELITY VIP                              FIDELITY
                               GROWTH                 EQUITY-INCOME                            VIP GROWTH
                              CLASS B              FOR THE YEAR ENDED                      FOR THE YEAR ENDED
                              FOR THE                 DECEMBER 31,                            DECEMBER 31,
                           PERIOD 5/1/01*  -----------------------------------  ----------------------------------------
                            TO 12/31/01       2001         2000        1999         2001           2000          1999
                           --------------  -----------  ----------  ----------  -------------  -------------  ----------
INVESTMENT INCOME:
  Dividends..............     $     --      $  84,425    $ 46,190    $  1,495    $     5,712    $     5,171    $    186
EXPENSES:
  Mortality and expense
    risk fees............        2,125         53,316      30,947       9,718         71,506         57,918      13,533
                              --------      ---------    --------    --------    -----------    -----------    --------
    Net investment income
      (loss).............       (2,125)        31,109      15,243      (8,223)       (65,794)       (52,747)    (13,347)
                              --------      ---------    --------    --------    -----------    -----------    --------
REALIZED AND UNREALIZED
  GAIN (LOSS) ON
  INVESTMENTS:
  Realized gain
    distributions from
    portfolio sponsors...       11,295        237,195     174,019       3,304        536,942        514,489      11,615
  Net realized gain
    (loss) from sales of
    investments..........       (3,612)      (150,365)    (46,217)      2,880       (418,637)        12,970      24,572
                              --------      ---------    --------    --------    -----------    -----------    --------
    Net realized gain
      (loss).............        7,683         86,830     127,802       6,184        118,305        527,459      36,187
  Net unrealized gain
    (loss)...............      (20,856)      (423,293)    202,488     (41,442)    (1,690,118)    (1,526,817)    659,395
                              --------      ---------    --------    --------    -----------    -----------    --------
    Net realized and
      unrealized gain
      (loss).............      (13,173)      (336,463)    330,290     (35,258)    (1,571,813)      (999,358)    695,582
                              --------      ---------    --------    --------    -----------    -----------    --------
    Net increase
      (decrease) in net
      assets from
      operations.........     $(15,298)     $(305,354)   $345,533    $(43,481)   $(1,637,607)   $(1,052,105)   $682,235
                              ========      =========    ========    ========    ===========    ===========    ========


                                        FIDELITY
                                     VIP HIGH INCOME
                                   FOR THE YEAR ENDED
                                      DECEMBER 31,
                           -----------------------------------
                              2001         2000        1999
                           -----------  -----------  ---------
INVESTMENT INCOME:
  Dividends..............   $ 184,125    $  75,920    $ 4,626
EXPENSES:
  Mortality and expense
    risk fees............      16,304       11,921      4,001
                            ---------    ---------    -------
    Net investment income
      (loss).............     167,821       63,999        625
                            ---------    ---------    -------
REALIZED AND UNREALIZED
  GAIN (LOSS) ON
  INVESTMENTS:
  Realized gain
    distributions from
    portfolio sponsors...          --           --        173
  Net realized gain
    (loss) from sales of
    investments..........     (77,569)     (51,603)     1,233
                            ---------    ---------    -------
    Net realized gain
      (loss).............     (77,569)     (51,603)     1,406
  Net unrealized gain
    (loss)...............    (339,273)    (376,297)    20,428
                            ---------    ---------    -------
    Net realized and
      unrealized gain
      (loss).............    (416,842)    (427,900)    21,834
                            ---------    ---------    -------
    Net increase
      (decrease) in net
      assets from
      operations.........   $(249,021)   $(363,901)   $22,459
                            =========    =========    =======

*    Date of initial investment.
(a)  Fund substitution. See Note 7.

   The accompanying notes are an integral part of these financial statements.

                     ALLMERICA SELECT SEPARATE ACCOUNT III
                      STATEMENTS OF OPERATIONS (CONTINUED)

                               FT VIP                                       JANUS ASPEN
                              FRANKLIN         FT VIP       INVESCO VIF        GROWTH                   T. ROWE PRICE
                             SMALL CAP     MUTUAL SHARES       HEALTH         SERVICE                INTERNATIONAL STOCK
                              CLASS 2         CLASS 2         SCIENCES         SHARES                FOR THE YEAR ENDED
                              FOR THE         FOR THE         FOR THE         FOR THE                   DECEMBER 31,
                           PERIOD 5/1/01*  PERIOD 5/1/01*  PERIOD 5/1/01*  PERIOD 5/1/01*  ---------------------------------------
                            TO 12/31/01     TO 12/31/01     TO 12/31/01     TO 12/31/01        2001          2000         1999
                           --------------  --------------  --------------  --------------  ------------  ------------  -----------
INVESTMENT INCOME:
  Dividends..............     $   159         $ 1,244          $  999         $    --       $  40,854     $  10,380     $  2,647
EXPENSES:
  Mortality and expense
    risk fees............         932           1,448             851             901          15,430        12,283        2,489
                              -------         -------          ------         -------       ---------     ---------     --------
    Net investment income
      (loss).............        (773)           (204)            148            (901)         25,424        (1,903)         158
                              -------         -------          ------         -------       ---------     ---------     --------
REALIZED AND UNREALIZED
  GAIN (LOSS) ON
  INVESTMENTS:
  Realized gain
    distributions from
    portfolio sponsors...          --           4,184              --              64              --        49,822        8,318
  Net realized gain
    (loss) from sales of
    investments..........        (915)         (1,013)          1,072          (1,795)       (163,849)       10,500       49,221
                              -------         -------          ------         -------       ---------     ---------     --------
    Net realized gain
      (loss).............        (915)          3,171           1,072          (1,731)       (163,849)       60,322       57,539
  Net unrealized gain
    (loss)...............      13,662          (8,472)          1,243          (3,778)       (293,111)     (308,394)     101,013
                              -------         -------          ------         -------       ---------     ---------     --------
    Net realized and
      unrealized gain
      (loss).............      12,747          (5,301)          2,315          (5,509)       (456,960)     (248,072)     158,552
                              -------         -------          ------         -------       ---------     ---------     --------
    Net increase
      (decrease) in net
      assets from
      operations.........     $11,974         $(5,505)         $2,463         $(6,410)      $(431,536)    $(249,975)    $158,710
                              =======         =======          ======         =======       =========     =========     ========

*    Date of initial investment.
(a)  Fund substitution. See Note 7.

   The accompanying notes are an integral part of these financial statements.

                     ALLMERICA SELECT SEPARATE ACCOUNT III
                      STATEMENTS OF CHANGES IN NET ASSETS

                                                             AIT                                    AIT SELECT
                               AIT                      MONEY MARKET                            AGGRESSIVE GROWTH
                           EQUITY INDEX                  YEAR ENDED                                 YEAR ENDED
                           PERIOD FROM                  DECEMBER 31,                               DECEMBER 31,
                            5/1/01* TO   -------------------------------------------  --------------------------------------
                             12/31/01        2001           2000           1999          2001          2000         1999
                           ------------  -------------  -------------  -------------  -----------  ------------  -----------
INCREASE (DECREASE) IN
  NET ASSETS:
  FROM OPERATIONS:
    Net investment income
      (loss).............    $  1,526    $    208,599   $    223,617   $     60,527   $  (30,378)  $   (24,050)  $   (4,665)
    Net realized gain
      (loss).............      22,484              --             --             --       65,663       443,406        7,112
    Net unrealized gain
      (loss).............     (18,326)             --             --             --     (881,744)   (1,288,971)     296,852
                             --------    ------------   ------------   ------------   ----------   -----------   ----------
    Net increase
      (decrease) in net
      assets from
      operations.........       5,684         208,599        223,617         60,527     (846,459)     (869,615)     299,299
                             --------    ------------   ------------   ------------   ----------   -----------   ----------
  FROM POLICY
    TRANSACTIONS:
    Net premiums.........       6,504      21,292,514     18,935,504     14,935,852      543,140       822,497      558,191
    Terminations.........          --         (22,871)      (102,189)          (838)     (19,693)       (3,712)        (126)
    Insurance and other
      charges............      (6,461)       (238,281)      (163,897)       (70,401)     (88,014)      (81,514)     (17,991)
    Transfers between
      sub-accounts
      (including fixed
      account), net......     888,827     (18,672,990)   (16,461,070)   (12,133,179)     849,670     1,739,255      861,042
    Other transfers from
      (to) the General
      Account............         (31)        (11,768)      (193,182)        (7,680)     (14,356)      (46,649)       1,278
    Net increase
      (decrease) in
      investment by
      Sponsor............         179              --             --            (21)          --            --          (26)
                             --------    ------------   ------------   ------------   ----------   -----------   ----------
    Net increase
      (decrease) in net
      assets from policy
      transactions.......     889,018       2,346,604      2,015,166      2,723,733    1,270,747     2,429,877    1,402,368
                             --------    ------------   ------------   ------------   ----------   -----------   ----------
    Net increase
      (decrease) in net
      assets.............     894,702       2,555,203      2,238,783      2,784,260      424,288     1,560,262    1,701,667
  NET ASSETS:
    Beginning of year....          --       5,291,637      3,052,854        268,594    3,261,953     1,701,691           24
                             --------    ------------   ------------   ------------   ----------   -----------   ----------
    End of year..........    $894,702    $  7,846,840   $  5,291,637   $  3,052,854   $3,686,241   $ 3,261,953   $1,701,691
                             ========    ============   ============   ============   ==========   ===========   ==========

*    Date of initial investment.
(a)  Fund substitution. See Note 7.

   The accompanying notes are an integral part of these financial statements.

                     ALLMERICA SELECT SEPARATE ACCOUNT III
                STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

                                       AIT SELECT                        AIT SELECT                         AIT SELECT
                                  CAPITAL APPRECIATION                EMERGING MARKETS                        GROWTH
                                       YEAR ENDED                        YEAR ENDED                         YEAR ENDED
                                      DECEMBER 31,                      DECEMBER 31,                       DECEMBER 31,
                           ----------------------------------  ------------------------------  ------------------------------------
                              2001        2000        1999       2001       2000       1999       2001         2000         1999
                           ----------  ----------  ----------  ---------  ---------  --------  -----------  -----------  ----------
INCREASE (DECREASE) IN
  NET ASSETS:
  FROM OPERATIONS:
    Net investment income
      (loss).............  $  (40,016) $  (26,279) $   (5,421) $  (8,014) $  (4,869) $   (172) $   (68,541) $   (66,888) $  (18,233)
    Net realized gain
      (loss).............     324,728     169,985       4,685   (186,715)    20,933     1,034      (31,540)     830,464      59,803
    Net unrealized gain
      (loss).............    (328,212)    (32,816)    234,992    101,594   (334,051)   77,357   (2,197,485)  (2,430,370)    866,459
                           ----------  ----------  ----------  ---------  ---------  --------  -----------  -----------  ----------
    Net increase
      (decrease) in net
      assets from
      operations.........     (43,500)    110,890     234,256    (93,135)  (317,987)   78,219   (2,297,566)  (1,666,794)    908,029
                           ----------  ----------  ----------  ---------  ---------  --------  -----------  -----------  ----------
  FROM POLICY
    TRANSACTIONS:
    Net premiums.........     667,024     862,755     639,391     90,167    230,526   138,607    1,048,312    1,368,278   2,541,664
    Terminations.........     (34,698)     (4,244)       (126)    (7,792)        --       (84)     (11,557)     (59,460)       (251)
    Insurance and other
      charges............    (112,455)    (88,943)    (22,718)   (22,941)   (20,237)   (4,178)    (184,771)    (216,609)    (78,142)
    Transfers between
      sub-accounts
      (including fixed
      account), net......     910,341   1,378,343     901,645    229,484    480,032   193,508      703,944    3,371,319   2,270,801
    Other transfers from
      (to) the General
      Account............     (26,259)    (54,011)     (5,201)    (3,299)       189      (270)     (29,535)     (96,697)     (5,998)
    Net increase
      (decrease) in
      investment by
      Sponsor............          --          --         (25)        --         --       (27)          --           --         (26)
                           ----------  ----------  ----------  ---------  ---------  --------  -----------  -----------  ----------
    Net increase
      (decrease) in net
      assets from policy
      transactions.......   1,403,953   2,093,900   1,512,966    285,619    690,510   327,556    1,526,393    4,366,831   4,728,048
                           ----------  ----------  ----------  ---------  ---------  --------  -----------  -----------  ----------
    Net increase
      (decrease) in net
      assets.............   1,360,453   2,204,790   1,747,222    192,484    372,523   405,775     (771,173)   2,700,037   5,636,077
  NET ASSETS:
    Beginning of year....   3,952,035   1,747,245          23    778,319    405,796        21    8,362,074    5,662,037      25,960
                           ----------  ----------  ----------  ---------  ---------  --------  -----------  -----------  ----------
    End of year..........  $5,312,488  $3,952,035  $1,747,245  $ 970,803  $ 778,319  $405,796  $ 7,590,901  $ 8,362,074  $5,662,037
                           ==========  ==========  ==========  =========  =========  ========  ===========  ===========  ==========

*    Date of initial investment.
(a)  Fund substitution. See Note 7.

   The accompanying notes are an integral part of these financial statements.

                     ALLMERICA SELECT SEPARATE ACCOUNT III
                STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

                                        AIT SELECT                           AIT SELECT
                                    GROWTH AND INCOME                   INTERNATIONAL EQUITY
                                        YEAR ENDED                           YEAR ENDED
                                       DECEMBER 31,                         DECEMBER 31,
                           ------------------------------------  -----------------------------------
                              2001        2000         1999         2001         2000        1999
                           ----------  -----------  -----------  -----------  ----------  ----------
INCREASE (DECREASE) IN
  NET ASSETS:
  FROM OPERATIONS:
    Net investment income
      (loss).............  $  (20,361) $    (6,717) $     2,074  $    27,562  $  (11,240) $   (5,383)
    Net realized gain
      (loss).............    (184,575)     728,740       83,291      219,318      71,197       8,677
    Net unrealized gain
      (loss).............    (616,986)  (1,313,598)     111,861   (1,091,285)   (298,089)    247,077
                           ----------  -----------  -----------  -----------  ----------  ----------
    Net increase
      (decrease) in net
      assets from
      operations.........    (821,922)    (591,575)     197,226     (844,405)   (238,132)    250,371
                           ----------  -----------  -----------  -----------  ----------  ----------
  FROM POLICY
    TRANSACTIONS:
    Net premiums.........   1,251,939    1,012,766    1,399,016      696,432     704,464     678,830
    Terminations.........     (27,840)     (18,333)        (419)          --      (5,470)       (335)
    Insurance and other
      charges............    (165,128)    (140,212)     (48,864)     (93,911)    (79,994)    (21,521)
    Transfers between
      sub-accounts
      (including fixed
      account), net......   1,708,427    2,116,434    1,424,993      649,186   1,420,449     749,219
    Other transfers from
      (to) the General
      Account............     (21,962)     (42,494)       1,608      (24,015)    (63,550)      2,811
    Net increase
      (decrease) in
      investment by
      Sponsor............          --           --          (24)          --          --         (23)
                           ----------  -----------  -----------  -----------  ----------  ----------
    Net increase
      (decrease) in net
      assets from policy
      transactions.......   2,745,436    2,928,161    2,776,310    1,227,692   1,975,899   1,408,981
                           ----------  -----------  -----------  -----------  ----------  ----------
    Net increase
      (decrease) in net
      assets.............   1,923,514    2,336,586    2,973,536      383,287   1,737,767   1,659,352
  NET ASSETS:
    Beginning of year....   5,323,567    2,986,981       13,445    3,402,408   1,664,641       5,289
                           ----------  -----------  -----------  -----------  ----------  ----------
    End of year..........  $7,247,081  $ 5,323,567  $ 2,986,981  $ 3,785,695  $3,402,408  $1,664,641
                           ==========  ===========  ===========  ===========  ==========  ==========

                                       AIT SELECT
                              INVESTMENT GRADE INCOME (A)
                                       YEAR ENDED
                                      DECEMBER 31,
                           ----------------------------------
                              2001        2000        1999
                           ----------  ----------  ----------
INCREASE (DECREASE) IN
  NET ASSETS:
  FROM OPERATIONS:
    Net investment income
      (loss).............  $  163,577  $   96,470  $   37,514
    Net realized gain
      (loss).............       7,902      (2,881)        599
    Net unrealized gain
      (loss).............      28,327      63,505     (39,833)
                           ----------  ----------  ----------
    Net increase
      (decrease) in net
      assets from
      operations.........     199,806     157,094      (1,720)
                           ----------  ----------  ----------
  FROM POLICY
    TRANSACTIONS:
    Net premiums.........     555,854     342,179     407,537
    Terminations.........          --      (1,468)       (838)
    Insurance and other
      charges............     (81,490)    (44,501)    (19,083)
    Transfers between
      sub-accounts
      (including fixed
      account), net......   1,295,834     611,237     696,255
    Other transfers from
      (to) the General
      Account............      (7,070)     (3,718)       (939)
    Net increase
      (decrease) in
      investment by
      Sponsor............          --          --         (20)
                           ----------  ----------  ----------
    Net increase
      (decrease) in net
      assets from policy
      transactions.......   1,763,128     903,729   1,082,912
                           ----------  ----------  ----------
    Net increase
      (decrease) in net
      assets.............   1,962,934   1,060,823   1,081,192
  NET ASSETS:
    Beginning of year....   2,148,283   1,087,460       6,268
                           ----------  ----------  ----------
    End of year..........  $4,111,217  $2,148,283  $1,087,460
                           ==========  ==========  ==========

*    Date of initial investment.
(A)  Fund substitution. See Note 7.

   The accompanying notes are an integral part of these financial statements.

                     ALLMERICA SELECT SEPARATE ACCOUNT III
                STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)


                                      AIT SELECT             AIT SELECT                AIT SELECT                 AIM V.I.
                                   STRATEGIC GROWTH           STRATEGIC             VALUE OPPORTUNITY            AGGRESSIVE
                                      YEAR ENDED               INCOME                  YEAR ENDED                  GROWTH
                                     DECEMBER 31,            PERIOD FROM              DECEMBER 31,               PERIOD FROM
                           --------------------------------    5/1/01*    -------------------------------------    5/1/01*
                              2001        2000       1999    TO 12/31/01     2001         2000         1999      TO 12/31/01
                           ----------  ----------  --------  -----------  -----------  -----------  -----------  -----------
INCREASE (DECREASE) IN
  NET ASSETS:
  FROM OPERATIONS:
    Net investment income
      (loss).............  $   (9,396) $   (9,307) $   (738)  $  2,183    $   (9,629)  $  (10,989)  $   (4,039)   $   (516)
    Net realized gain
      (loss).............    (174,804)     42,592      (705)     3,741       602,786      112,535       11,624      (1,723)
    Net unrealized gain
      (loss).............    (181,918)   (500,319)   34,753     (5,148)      (83,390)     461,077       (3,418)     (4,241)
                           ----------  ----------  --------   --------    ----------   ----------   ----------    --------
    Net increase
      (decrease) in net
      assets from
      operations.........    (366,118)   (467,034)   33,310        776       509,767      562,623        4,167      (6,480)
                           ----------  ----------  --------   --------    ----------   ----------   ----------    --------
  FROM POLICY
    TRANSACTIONS:
    Net premiums.........     180,680     385,174   374,668     30,554       625,100      408,794      600,470      49,243
    Terminations.........     (19,372)     (6,910)      (84)        --       (58,529)      (5,284)        (168)       (179)
    Insurance and other
      charges............     (31,592)    (38,711)  (12,707)    (1,897)     (113,243)     (55,677)     (15,973)     (2,008)
    Transfers between
      sub-accounts
      (including fixed
      account), net......     359,683     568,225   228,136    276,648     1,746,592    1,032,412      583,826     117,298
    Other transfers from
      (to) the General
      Account............      (5,036)    (15,874)    8,101         --       (19,152)      (1,293)      (2,219)        (29)
    Net increase
      (decrease) in
      investment by
      Sponsor............          --          --       (24)      (105)           --           --          (22)        319
                           ----------  ----------  --------   --------    ----------   ----------   ----------    --------
    Net increase
      (decrease) in net
      assets from policy
      transactions.......     484,363     891,904   598,090    305,200     2,180,768    1,378,952    1,165,914     164,644
                           ----------  ----------  --------   --------    ----------   ----------   ----------    --------
    Net increase
      (decrease) in net
      assets.............     118,245     424,870   631,400    305,976     2,690,535    1,941,575    1,170,081     158,164
  NET ASSETS:
    Beginning of year....   1,056,291     631,421        21         --     3,111,676    1,170,101           20          --
                           ----------  ----------  --------   --------    ----------   ----------   ----------    --------
    End of year..........  $1,174,536  $1,056,291  $631,421   $305,976    $5,802,211   $3,111,676   $1,170,101    $158,164
                           ==========  ==========  ========   ========    ==========   ==========   ==========    ========

                            ALLIANCE
                             GROWTH
                           AND INCOME
                             CLASS B
                           PERIOD FROM
                             5/1/01*
                           TO 12/31/01
                           -----------
INCREASE (DECREASE) IN
  NET ASSETS:
  FROM OPERATIONS:
    Net investment income
      (loss).............  $   (2,751)
    Net realized gain
      (loss).............       6,056
    Net unrealized gain
      (loss).............     (28,971)
                           ----------
    Net increase
      (decrease) in net
      assets from
      operations.........     (25,666)
                           ----------
  FROM POLICY
    TRANSACTIONS:
    Net premiums.........     112,192
    Terminations.........          --
    Insurance and other
      charges............     (13,978)
    Transfers between
      sub-accounts
      (including fixed
      account), net......   1,309,009
    Other transfers from
      (to) the General
      Account............        (375)
    Net increase
      (decrease) in
      investment by
      Sponsor............          76
                           ----------
    Net increase
      (decrease) in net
      assets from policy
      transactions.......   1,406,924
                           ----------
    Net increase
      (decrease) in net
      assets.............   1,381,258
  NET ASSETS:
    Beginning of year....          --
                           ----------
    End of year..........  $1,381,258
                           ==========

*    Date of initial investment.
(a)  Fund substitution. See Note 7.

   The accompanying notes are an integral part of these financial statements.

                     ALLMERICA SELECT SEPARATE ACCOUNT III
                STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

                            ALLIANCE
                             PREMIER                FIDELITY VIP                              FIDELITY
                             GROWTH                 EQUITY-INCOME                            VIP GROWTH
                             CLASS B                 YEAR ENDED                              YEAR ENDED
                           PERIOD FROM              DECEMBER 31,                            DECEMBER 31,
                             5/1/01*    -------------------------------------  --------------------------------------
                           TO 12/31/01     2001         2000         1999         2001          2000         1999
                           -----------  -----------  -----------  -----------  -----------  ------------  -----------
INCREASE (DECREASE) IN
  NET ASSETS:
  FROM OPERATIONS:
    Net investment income
      (loss).............   $ (2,125)   $   31,109   $   15,243   $   (8,223)  $  (65,794)  $   (52,747)  $  (13,347)
    Net realized gain
      (loss).............      7,683        86,830      127,802        6,184      118,305       527,459       36,187
    Net unrealized gain
      (loss).............    (20,856)     (423,293)     202,488      (41,442)  (1,690,118)   (1,526,817)     659,395
                            --------    ----------   ----------   ----------   ----------   -----------   ----------
    Net increase
      (decrease) in net
      assets from
      operations.........    (15,298)     (305,354)     345,533      (43,481)  (1,637,607)   (1,052,105)     682,235
                            --------    ----------   ----------   ----------   ----------   -----------   ----------
  FROM POLICY
    TRANSACTIONS:
    Net premiums.........    158,642       951,535      574,756    1,584,944    1,226,825     1,546,381    1,804,364
    Terminations.........         --       (15,158)     (51,766)        (419)     (54,265)      (62,048)         (84)
    Insurance and other
      charges............     (7,561)     (162,541)    (109,230)     (45,432)    (204,816)     (196,997)     (58,118)
    Transfers between
      sub-accounts
      (including fixed
      account), net......    615,619     2,129,898    1,644,096    1,056,477    1,406,914     3,371,619    1,826,831
    Other transfers from
      (to) the General
      Account............       (107)      (19,121)     (45,778)      (5,242)     (38,579)      (82,635)      (3,673)
    Net increase
      (decrease) in
      investment by
      Sponsor............        243            --           --          (24)          --            --          (26)
                            --------    ----------   ----------   ----------   ----------   -----------   ----------
    Net increase
      (decrease) in net
      assets from policy
      transactions.......    766,836     2,884,613    2,012,078    2,590,304    2,336,079     4,576,320    3,569,294
                            --------    ----------   ----------   ----------   ----------   -----------   ----------
    Net increase
      (decrease) in net
      assets.............    751,538     2,579,259    2,357,611    2,546,823      698,472     3,524,215    4,251,529
  NET ASSETS:
    Beginning of year....         --     4,917,807    2,560,196       13,373    7,792,096     4,267,881       16,352
                            --------    ----------   ----------   ----------   ----------   -----------   ----------
    End of year..........   $751,538    $7,497,066   $4,917,807   $2,560,196   $8,490,568   $ 7,792,096   $4,267,881
                            ========    ==========   ==========   ==========   ==========   ===========   ==========


                                         FIDELITY
                                      VIP HIGH INCOME
                                        YEAR ENDED
                                       DECEMBER 31,
                           -------------------------------------
                              2001         2000         1999
                           -----------  -----------  -----------
INCREASE (DECREASE) IN
  NET ASSETS:
  FROM OPERATIONS:
    Net investment income
      (loss).............  $  167,821   $   63,999   $      625
    Net realized gain
      (loss).............     (77,569)     (51,603)       1,406
    Net unrealized gain
      (loss).............    (339,273)    (376,297)      20,428
                           ----------   ----------   ----------
    Net increase
      (decrease) in net
      assets from
      operations.........    (249,021)    (363,901)      22,459
                           ----------   ----------   ----------
  FROM POLICY
    TRANSACTIONS:
    Net premiums.........     201,144      266,135      347,324
    Terminations.........          --           --         (209)
    Insurance and other
      charges............     (46,032)     (37,807)     (14,982)
    Transfers between
      sub-accounts
      (including fixed
      account), net......     843,946      421,266      714,034
    Other transfers from
      (to) the General
      Account............      (5,393)      (3,208)        (645)
    Net increase
      (decrease) in
      investment by
      Sponsor............          --           --          (23)
                           ----------   ----------   ----------
    Net increase
      (decrease) in net
      assets from policy
      transactions.......     993,665      646,386    1,045,499
                           ----------   ----------   ----------
    Net increase
      (decrease) in net
      assets.............     744,644      282,485    1,067,958
  NET ASSETS:
    Beginning of year....   1,350,464    1,067,979           21
                           ----------   ----------   ----------
    End of year..........  $2,095,108   $1,350,464   $1,067,979
                           ==========   ==========   ==========

*    Date of initial investment.
(a)  Fund substitution. See Note 7.

   The accompanying notes are an integral part of these financial statements.

                      ALLMERICA SELECT SEPARATE ACCOUNT II
                STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

                             FT VIP       FT VIP                  JANUS ASPEN
                            FRANKLIN      MUTUAL     INVESCO VIF    GROWTH                T. ROWE PRICE
                            SMALL CAP     SHARES       HEALTH       SERVICE            INTERNATIONAL STOCK
                             CLASS 2      CLASS 2     SCIENCES      SHARES                 YEAR ENDED
                           PERIOD FROM  PERIOD FROM  PERIOD FROM  PERIOD FROM             DECEMBER 31,
                             5/1/01*      5/1/01*      5/1/01*      5/1/01*    -----------------------------------
                           TO 12/31/01  TO 12/31/01  TO 12/31/01  TO 12/31/01     2001         2000        1999
                           -----------  -----------  -----------  -----------  -----------  -----------  ---------
INCREASE (DECREASE) IN
  NET ASSETS:
  FROM OPERATIONS:
    Net investment income
      (loss).............   $   (773)    $   (204)    $    148     $   (901)   $   25,424   $   (1,903)  $    158
    Net realized gain
      (loss).............       (915)       3,171        1,072       (1,731)     (163,849)      60,322     57,539
    Net unrealized gain
      (loss).............     13,662       (8,472)       1,243       (3,778)     (293,111)    (308,394)   101,013
                            --------     --------     --------     --------    ----------   ----------   --------
    Net increase
      (decrease) in net
      assets from
      operations.........     11,974       (5,505)       2,463       (6,410)     (431,536)    (249,975)   158,710
                            --------     --------     --------     --------    ----------   ----------   --------
  FROM POLICY
    TRANSACTIONS:
    Net premiums.........     19,040       84,620       70,411       89,066       143,697      295,752    304,471
    Terminations.........         --           --           --         (179)       (8,672)     (14,878)      (209)
    Insurance and other
      charges............     (3,477)      (5,362)      (3,075)      (3,443)      (41,502)     (39,864)   (10,248)
    Transfers between
      sub-accounts
      (including fixed
      account), net......    334,469      528,802      235,064      299,383       644,345      848,414    348,346
    Other transfers from
      (to) the General
      Account............        (63)         (89)        (441)        (519)       (2,589)       3,991      1,279
    Net increase
      (decrease) in
      investment by
      Sponsor............        174          (48)          22          305            --           --        (22)
                            --------     --------     --------     --------    ----------   ----------   --------
    Net increase
      (decrease) in net
      assets from policy
      transactions.......    350,143      607,923      301,981      384,613       735,279    1,093,415    643,617
                            --------     --------     --------     --------    ----------   ----------   --------
    Net increase
      (decrease) in net
      assets.............    362,117      602,418      304,444      378,203       303,743      843,440    802,327
  NET ASSETS:
    Beginning of year....         --           --           --           --     1,645,788      802,348         21
                            --------     --------     --------     --------    ----------   ----------   --------
    End of year..........   $362,117     $602,418     $304,444     $378,203    $1,949,531   $1,645,788   $802,348
                            ========     ========     ========     ========    ==========   ==========   ========

*    Date of initial investment.
(a)  Fund substitution. See Note 7.

   The accompanying notes are an integral part of these financial statements.

                     ALLMERICA SELECT SEPARATE ACCOUNT III
                         NOTES TO FINANCIAL STATEMENTS

NOTE 1 -- ORGANIZATION

    Allmerica Select Separate Account III ("the Separate Account") is a separate investment account of Allmerica Financial Life Insurance and Annuity Company ("AFLIAC"), established on October 30, 1998 for the purpose of separating from the general assets of AFLIAC those assets used to fund the variable portion of certain flexible premium variable life insurance policies ("the Policies") issued by AFLIAC. AFLIAC is a wholly owned subsidiary of First Allmerica Financial Life Insurance Company ("FAFLIC"). FAFLIC is a wholly owned subsidiary of Allmerica Financial Corporation ("AFC"). Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from the other assets and liabilities of AFLIAC. The Separate Account cannot be charged with liabilities arising out of any other business of AFLIAC.

    The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940, as amended ("the 1940 Act"). The Separate Account currently offers twenty-three Sub-Accounts. Each Sub-Account invests exclusively in one of the funds ("Underlying Funds") that are part of the following fund groups:

FUND GROUP                                          INVESTMENT MANAGER
----------                                          ------------------
Allmerica Investment Trust ("AIT")                  Allmerica Financial Investment Management
                                                    Services, Inc. ("AFIMS")
AIM Variable Insurance Funds ("AIM V.I.")           A I M Advisors, Inc.
Alliance Variable Products Series Fund, Inc.        Alliance Capital Management, L.P.
(Class B) ("Alliance B")
Fidelity Variable Insurance Products Fund           Fidelity Management & Research Company
("Fidelity VIP")                                    ("FMR")
Franklin Templeton Variable Insurance Products      Franklin Mutual Advisors, LLC
Trust (Class 2) ("FT VIP")
INVESCO Variable Investment Funds, Inc.             INVESCO Funds Group, Inc.
("INVESCO VIF")
Janus Aspen Series (Service Shares)                 Janus Capital
("Janus Aspen")
T Rowe Price International Series, Inc.             T Rowe Price International
("T Rowe Price")

    The Fund Groups listed above are open-end, diversified, management investment companies registered under the 1940 Act. AFIMS is a wholly owned subsidiary of AFLIAC.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates at the date of the financial statements. Actual results could differ from those estimates.

    The following is a summary of significant accounting policies followed by the Separate Account in the preparation of its financial statements.

                     ALLMERICA SELECT SEPARATE ACCOUNT III
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    INVESTMENTS -- Security transactions are recorded as of the trade date. Investments held by the Sub-Accounts are stated at the net asset value per share of the Underlying Funds. Realized investment gains and losses are determined using the average cost method. Dividend income and capital gain distributions are recorded on the ex-distribution date and are reinvested in additional shares of the Underlying Funds at net asset value.

    FEDERAL INCOME TAXES -- The operations of the Separate Account are included in the federal income tax return of AFLIAC, which is taxed as a life insurance company under Subchapter L of the Internal Revenue Code ("IRC"). AFLIAC files a consolidated federal tax return with AFC and AFC's affiliates. Under the current provisions of the IRC, AFLIAC does not expect to incur federal income taxes on the earnings or realized capital gains attributable to the Separate Account. Based on this, no federal income tax provision is required. AFLIAC will review periodically the status of this policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the Policies.

    Under the provisions of Section 817(h) of the Code, a variable life insurance policy, other than a policy issued in connection with certain types of employee benefit plans, will not be treated as a variable life insurance policy for federal income tax purposes for any period for which the investments of the segregated asset account on which the policy is based are not adequately diversified. The Code provides that the "adequately diversified" requirement may be met if the underlying investments satisfy either a statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of the Treasury. The Internal Revenue Service has issued regulations under
Section 817(h) of the Code. AFLIAC believes that the Separate Account satisfies the current requirements of the regulations, and it intends that it will continue to meet such requirements.

NOTE 3 -- INVESTMENTS

    The number of shares owned, aggregate cost, and net asset value per share of each Sub-Account's investment in the Underlying Funds at December 31, 2001 were as follows:

                                                                      PORTFOLIO INFORMATION
                                                                ----------------------------------
                                                                                         NET ASSET
                                                                NUMBER OF    AGGREGATE     VALUE
  INVESTMENT PORTFOLIO                                            SHARES       COST      PER SHARE
  --------------------                                          ----------  -----------  ---------
  AIT Equity Index............................................    329,540   $   913,028   $ 2.715
  AIT Money Market............................................  7,846,840     7,846,840     1.000
  AIT Select Aggressive Growth................................  2,946,636     5,560,104     1.251
  AIT Select Capital Appreciation.............................  2,738,396     5,438,526     1.940
  AIT Select Emerging Markets.................................  1,353,979     1,125,904     0.717
  AIT Select Growth...........................................  4,816,562    11,350,993     1.576
  AIT Select Growth and Income................................  5,783,783     9,065,259     1.253
  AIT Select International Equity.............................  3,401,343     4,927,854     1.113
  AIT Select Investment Grade Income..........................  3,717,194     4,059,290     1.106
  AIT Select Strategic Growth.................................  2,431,751     1,822,019     0.483
  AIT Select Strategic Income.................................    293,643       311,124     1.042
  AIT Select Value Opportunity................................  2,937,828     5,427,942     1.975
  AIM V.I. Aggressive Growth..................................     14,631       162,405    10.810
  Alliance Growth and Income Class B..........................     62,699     1,410,229    22.030
  Alliance Premier Growth Class B.............................     30,062       772,394    25.000

                     ALLMERICA SELECT SEPARATE ACCOUNT III
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 3 -- INVESTMENTS (CONTINUED)

                                                                      PORTFOLIO INFORMATION
                                                                ----------------------------------
                                                                                         NET ASSET
                                                                NUMBER OF    AGGREGATE     VALUE
  INVESTMENT PORTFOLIO                                            SHARES       COST      PER SHARE
  --------------------                                          ----------  -----------  ---------
  Fidelity VIP Equity-Income..................................    329,541   $ 7,759,034   $22.750
  Fidelity VIP Growth.........................................    252,620    11,047,577    33.610
  Fidelity VIP High Income....................................    326,850     2,790,250     6.410
  FT VIP Franklin Small Cap Class 2...........................     20,287       348,455    17.850
  FT VIP Mutual Shares Class 2................................     42,938       610,890    14.030
  INVESCO VIF Health Sciences.................................     16,728       303,201    18.200
  Janus Aspen Growth Service Shares...........................     19,140       381,981    19.760
  T. Rowe Price International Stock...........................    169,968     2,450,022    11.470

NOTE 4 -- EXPENSES AND RELATED PARTY TRANSACTIONS

    AFLIAC makes a daily charge against the net assets of each Sub-Account, at an annual rate of 0.90%, for mortality and expense risks assumed by AFLIAC in relation to the variable portion of the Policies. If the charge for mortality and expense risks isn't sufficient to cover actual mortality experience and expenses, AFLIAC will absorb the losses. If costs are less than the amounts charged, the difference will be a profit to AFLIAC.

    On the Monthly Processing Date, until the Final Payment Date, AFLIAC makes deductions from Policy Value as compensation for providing insurance benefits (which vary by policy) and any additional benefits provided by optional riders. During the first ten Policy years, AFLIAC makes a monthly charge at an annual rate of 0.90% of Policy Value as reimbursement for a portion of sales expenses incurred with respect to the Policies. During the first Policy year, AFLIAC also makes a monthly deduction to partially compensate the Company for the increase in federal tax liability from the application of Section 848 (Capitalization of certain policy acquisition expenses) of the Internal Revenue Code and to offset a portion of the average premium tax the Company is expected to pay to various state and local jurisdictions. This charge is equal to an annual rate of 1.50% of the Policy Value. Premium taxes vary from state to state, ranging from zero to 5%. AFLIAC also makes a monthly administration charge at an annual rate of 0.20% of Policy Value, as reimbursement for administrative expenses incurred in administering the Policies. These monthly deductions are deducted from the Sub-Accounts in the ratio that the Policy Value in the Sub-Account bears to the Policy Value.

    During the year ended December 31, 2001 management fees of the underlying funds were paid indirectly to AFIMS in its capacity as investment manager and administrator of AIT. The AIT funds' advisory agreement provides for fees ranging from 0.20% to 1.35% based upon individual portfolios and average daily net assets. Additionally, on February 12, 2002 the Board of Trustees of Allmerica Investment Trust voted to approve a Plan of Distribution and Service pursuant to Rule 12b-1 under the 1940 Act. Effective May 1, 2002 each portfolio would pay a distribution fee equal to an annual rate of 0.15% of average daily net assets.

    Allmerica Investments, Inc., ("Allmerica Investments"), a wholly-owned subsidiary of AFLIAC, is the principal underwriter and general distributor of the Separate Account, and does not retain any compensation for sales of the Contracts. Commissions are paid to registered representatives of Allmerica Investments and to certain independent broker-dealers by AFLIAC. As the current series of contracts have a surrender charge, no deduction is made for sales charges at the time of the sale.

                     ALLMERICA SELECT SEPARATE ACCOUNT III
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 5 -- PURCHASES AND SALES OF INVESTMENTS

    The cost of purchases and proceeds from sales of shares of the Underlying Funds of the Separate Account during the year ended December 31, 2001 were as follows:

  INVESTMENT PORTFOLIO                                           PURCHASES      SALES
  --------------------                                          -----------  -----------
  AIT Equity Index............................................  $   929,522  $    15,510
  AIT Money Market............................................   25,071,857   22,516,654
  AIT Select Aggressive Growth................................    4,002,498    1,870,071
  AIT Select Capital Appreciation.............................    2,368,791      643,182
  AIT Select Emerging Markets.................................    1,058,243      780,638
  AIT Select Growth...........................................    3,128,418    1,247,864
  AIT Select Growth and Income................................    3,349,509      624,434
  AIT Select International Equity.............................    4,967,145    3,028,091
  AIT Select Investment Grade Income..........................    2,237,389      310,684
  AIT Select Strategic Growth.................................      756,692      281,725
  AIT Select Strategic Income.................................      313,505        2,402
  AIT Select Value Opportunity................................    3,977,430    1,291,484
  AIM V.I. Aggressive Growth..................................      175,273       11,145
  Alliance Growth and Income Class B..........................    1,506,837       94,722
  Alliance Premier Growth Class B.............................      809,075       33,069
  Fidelity VIP Equity-Income..................................    5,985,695    2,832,778
  Fidelity VIP Growth.........................................    4,163,777    1,356,550
  Fidelity VIP High Income....................................    1,398,889      237,403
  FT VIP Franklin Small Cap Class 2...........................      370,606       21,236
  FT VIP Mutual Shares Class 2................................      620,835        8,932
  INVESCO VIF Health Sciences.................................      363,129       61,000
  Janus Aspen Growth Service Shares...........................      470,236       86,460
  T. Rowe Price International Stock...........................    1,461,274      700,571

                     ALLMERICA SELECT SEPARATE ACCOUNT III
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 6 -- FINANCIAL HIGHLIGHTS

    A summary of unit values, units outstanding, income and expense ratios and total return for each Sub-Account for the year ended December 31, 2001 is as follows:

                                     AT DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                             -------------------------------  ------------------------------------------
                                                              INVESTMENT*
                                          UNIT                  INCOME     EXPENSE**       TOTAL***
                               UNITS     VALUE    NET ASSETS     RATIO       RATIO          RETURN
                             ---------  --------  ----------  -----------  ---------  ------------------
  AIT Equity Index
  2001                         985,488  0.907878  $ 894,702        1.60%       0.90%           -9.21%(a)
  AIT Money Market
  2001                       6,861,195  1.143655  7,846,840        4.02        0.90             3.35
  AIT Select Aggressive
    Growth
  2001                       3,937,648  0.936153  3,686,241         N/A        0.90           -22.33
  AIT Select Capital
    Appreciation
  2001                       3,608,841  1.472076  5,312,488         N/A        0.90            -2.02
  AIT Select Emerging
    Markets
  2001                       1,022,472  0.949467    970,803         N/A        0.90            -9.95
  AIT Select Growth
  2001                       8,260,165  0.918977  7,590,901         N/A        0.90           -25.38
  AIT Select Growth and
    Income
  2001                       7,410,951  0.977888  7,247,081        0.58        0.90           -12.54
  AIT Select International
    Equity
  2001                       3,819,794  0.991073  3,785,695        1.70        0.90           -22.23
  AIT Select Investment
    Grade Income
  2001                       3,524,117  1.166595  4,111,217        6.11        0.90             6.97
  AIT Select Strategic
    Growth
  2001                       2,220,218  0.529018  1,174,536         N/A        0.90           -29.92
  AIT Select Strategic
    Income
  2001                         294,425  1.039229    305,976        4.62        0.90             3.92
  AIT Select Value
    Opportunity
  2001                       4,147,915  1.398826  5,802,211        0.69        0.90            11.67
  AIM V.I. Aggressive
    Growth
  2001                         182,965  0.864421    158,164         N/A        0.90           -13.56(a)
  Alliance Growth and
    Income Class B
  2001                       1,486,822  0.928998  1,381,258        0.25        0.90            -7.10(a)
  Alliance Premier Growth
    Class B
  2001                         875,807  0.858101    751,538         N/A        0.90           -14.19(a)
  Fidelity VIP
    Equity-Income
  2001                       6,614,121  1.133494  7,497,066        1.43        0.90            -5.81
  Fidelity VIP Growth
  2001                       7,569,976  1.121611  8,490,568        0.07        0.90           -18.39
  Fidelity VIP High Income
  2001                       2,731,006  0.767156  2,095,108       10.22        0.90           -12.53
  FT VIP Franklin Small Cap
    Class 2
  2001                         388,783  0.931410    362,117        0.15        0.90            -6.86(a)
  FT VIP Mutual Shares
    Class 2
  2001                         610,791  0.986291    602,418        0.78        0.90            -1.37(a)
  Invesco VIF Health
    Sciences
  2001                         298,227  1.020842    304,444        1.06        0.90             2.08(a)
  Janus Aspen Growth
    Service Shares
  2001                         479,544  0.788671    378,203         N/A        0.90           -21.13(a)
  T. Rowe Price
    International Stock
  2001                       2,223,585  0.876751  1,949,531        2.39        0.90           -22.92

* These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.
** These ratios represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund are excluded.
*** These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for the period indicated or from the effective date through the end of the reporting period.
(a)  Start date of 5/1/01.

                     ALLMERICA SELECT SEPARATE ACCOUNT III
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 7 -- SUBSTITUTION FOR PORTFOLIO OF THE TRUST

    Effective July 1, 2000, pursuant to a Substitution Order approved by the Security and Exchange Commission, shares of Select Investment Grade Income Fund (SIGIF) were substituted for all the shares of Select Income Fund (SIF). The SIF Sub-Account was renamed the SIGIF Sub-Account in connection with the substitution. On this date, 1,625,416 shares of Select Income Fund (valued at $1,545,461) were substituted for 1,474,283 shares of the Select Investment Grade Income Fund (valued at $1,545,461), at the ratio of .907019, representing the ratio of the net asset values of each share on the date of exchange. Immediately after the substitution, a contractholder of Allmerica Select III held the same total dollar value of units in his or her account; only the investment option of the Sub-Account was changed.

PART II

UNDERTAKINGS AND REPRESENTATIONS

UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

RULE 484 UNDERTAKING

Article VIII of Registrant's Bylaws provides: Each Director and each officer of the Corporation, whether or not in office, (and his executors or administrators), shall be indemnified or reimbursed by the Corporation against all expenses actually and necessarily incurred by him in the defense or reasonable settlement of any action, suit, or proceeding in which he is made a party by reason of his being or having been a Director or officer of the Corporation, including any sums paid in settlement or to discharge judgment, except in relation to matters as to which he shall be finally adjudged in such action, suit, or proceeding to be liable for negligence or misconduct in the performance of his duties as such Director or officer; and the foregoing right of indemnification or reimbursement shall not affect any other rights to which he may be entitled under the Articles of Incorporation, any statute, bylaw, agreement, vote of stockholders, or otherwise.

Insofar as indemnification for liability arising under the Securities Act of 1933 Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

REPRESENTATIONS PURSUANT TO SECTION 26(e) OF THE INVESTMENT COMPANY ACT OF 1940

The Company hereby represents that the aggregate fees and charges under the Policy are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                     CONTENTS OF THE REGISTRATION STATEMENT

This registration statement comprises the following papers and documents:

The facing sheet.
Cross-reference to items required by Form N-8B-2.
The prospectus consisting of____ pages.
The undertaking to file reports.
The undertaking pursuant to Rule 484 under the Securities Act of 1933. Representations pursuant to Section 26(e) of the 1940 Act.
The signatures.

Written consents of the following persons:

     1.   Actuarial Consent
     2.   Opinion of Counsel
     3.   Consent of Independent Accountants

The following exhibits:

     1. Exhibit 1 (Exhibits required by paragraph A of the instructions to Form N-8B-2)

          (1) Certified copy of Resolutions of the Board of Directors of the Company dated June 13, 1996 authorizing the establishment of the Allmerica Select Separate Account III was previously filed in Pre-Effective Amendment No. 1 of Registration Statement No. 333-58551/811-8859 on September 23, 1998, and is incorporated by reference herein.

          (2)  Not Applicable.

          (3) (a) Underwriting and Administrative Services Agreement between the Company and Allmerica Investments, Inc. was previously filed on April 15, 1998 in Post-Effective Amendment No. 5 of Allmerica Select Separate Account II (Registration No. 33-83604), and is incorporated by reference herein.

               (b) Registered Representatives/Agent's Agreement was previously filed on April 15, 1998 in Post-Effective Amendment No. 5 of Allmerica Select Separate Account II (Registration No. 33-83604), and is incorporated by reference herein.

               (c) Compensation Schedule for the Allmerica Select SPL contract was previously filed in Registrant's Initial Registration Statement on July 6, 1998, and is incorporated by reference herein.

          (4)  Not Applicable.

          (5) Contract and Contract riders were previously filed in Registrant's Initial Registration Statement on March 14, 2002, and are incorporated by reference herein:

               (a)  Form of Allmerica Select SPL II Contract;

               (b) Option To Accelerate Death Benefits Rider (Living Benefits Rider);

               (c)  Life Insurance 1035 Exchange Rider; and

               (d)  Guaranteed Death Benefit Rider

          (6) Articles of Incorporation and Bylaws, as amended, of the Company were previously filed on October 1, 1995 in Post-Effective Amendment No. 1 of Allmerica Select Separate Account II (Registration No. 33-83604), and are incorporated by reference herein.

          (7)  Not Applicable.

          (8) (a) Amendment dated May 1, 2002 to the Allmerica Investment Trust Participation Agreement is filed herewith. Participation Agreement between the Company and Allmerica Investment Trust dated March 22, 2000 was previously filed on April 12, 2000 in Post-Effective Amendment No. 14 of Registration Statement No. 33-57792/811-7466, and is incorporated by reference herein.

               (b) Form of Amendment dated May 1, 2002 to the AIM Participation Agreement was previously filed in April 2002 in Post-Effective Amendment No. 5 of Registration No. 333-84879/811-09529, and is incorporated by reference herein. Participation Agreement between the Company and AIM Variable Insurance Funds was previously filed on March 20, 2000 in Pre-Effective Amendment No. 1 to Registration Statement No. 333-93031/811-09631, and is incorporated by referenced herein.

               (c) Amendment dated May 1, 2002 to the Alliance Amended and Restated Participation Agreement is filed herewith. Merger and Consolidated Agreement, and Amended and Restated Participation Agreement between the Company and Alliance Variable Products Series Fund, Inc. dated August 1, 2000 was previously filed in April 2001 in Post-Effective Amendment No. 4 of Registration Statement No. 333-84879/811-09529, and is incorporated by reference herein.

               (d) Amendment dated May 1, 2001 to the Fidelity VIP Participation Agreement was previously filed in April 2002 in Post Effective Amendment No. 5 of Registration Statement No. 333-84879/811-09529, and is incorporated by reference herein. Participation Agreement with Variable Insurance Products Fund, as amended, was previously filed on April 16, 1998 in Post-Effective Amendment No. 5 of Registration Statement No. 33-83604/811-8746, and is incorporated by reference herein.

               (e) Amendment dated October 1, 2001 to the Fidelity VIP II Participation Agreement was previously filed in April 2002 in Post Effective Amendment No. 5 of Registration Statement No. 333-84879/811-09529, and is incorporated by reference herein. Participation Agreement with Variable Insurance Products Fund II, as amended, was previously filed on April 16, 1998 in Post-Effective Amendment No. 12 (Registration Statement No. 33-57792), and is incorporated by reference herein.

               (f) Amendment dated October 1, 2001 to the Fidelity VIP III Participation Agreement was previously filed in April 2002 in Post Effective Amendment No. 5 of Registration Statement No. 333-84879/811-09529, and is incorporated by reference herein. Participation Agreement with Variable Insurance Products Fund III were previously filed in April 2001 in Post-Effective Amendment No. 4 of Registration Statement No. 333-84879/811-09529, and are incorporated by reference herein.

               (g) Form of Amendment dated May 1, 2002 to the Franklin Templeton Participation Agreement was previously filed in April 2002 in Post Effective Amendment No. 5 of Registration Statement No. 333-84879/811-09529, and is incorporated by reference herein. Franklin Templeton Participation Agreement was previously filed on March 20, 2000 in Pre-Effective Amendment No. 1 to Registration Statement No. 333-93031/811-09631, and is incorporated by reference herein.

               (h) Amended and Restated Participation Agreement dated May 1, 2002 with MFS Variable Insurance Trust is filed herewith. MFS Participation Agreement was previously filed on March 20, 2000 in Pre-Effective Amendment No. 1 to Registration Statement No. 333-93031/811-09731, and is incorporated by referenced herein.

               (i) Amendment dated May 1, 2002 to the Oppenheimer Participation Agreement is filed herewith. Oppenheimer Participation Agreement was previously filed on March 20, 2000 in Pre-Effective Amendment No. 1 to Registration Statement No. 333-93031/811-09731, and is incorporated by referenced herein.

               (j) Amendment to the Fidelity Service Agreement, effective as of January 1, 1997, was previously filed on May 1, 1997 in Post-Effective Amendment No. 3 of Allmerica Select Separate Account II (Registration No. 33-83604/811-8746), and is incorporated by reference herein. Fidelity Service Agreement, effective as of November 1, 1995, was previously filed on April 30, 1996 in Post-Effective Amendment No. 2 of Allmerica Select Separate Account II (Registration No. 33-83604/811-8746), and is incorporated by reference herein.

          (9) (a) BFDS Agreements for lockbox and mailroom services were previously filed on April 15, 1998 in Post-Effective Amendment No. 5 of Allmerica Select Separate Account II (Registration No. 33-83604/811-8746), and are incorporated by reference herein.

               (b)  Directors' Power of Attorney is filed herewith.

          (10) Application was previously filed in Registrant's Initial Registration Statement on March 14, 2002, and is incorporated by reference herein

     2.   Policy and Policy Riders are included in Exhibit 1(5) above

     3.   Opinion of Counsel is filed herewith.

     4.   Not Applicable.

     5.   Not Applicable.

     6.   Actuarial Consent is filed herewith.

     7. Procedures Memorandum pursuant to Rule 6e-3(T)(b)(12)(iii) under the 1940 Act, which includes conversion procedures pursuant to Rule 6e-3(T)(b)(13)(v)(B) was previously filed in Registrant's Initial Registration Statement on July 6, 1998, and is incorporated by reference herein.

     8.   Consent of Independent Accountants is filed herewith.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940 the Registrant has duly caused this Pre-Effective Amendment to be signed on its behalf by the undersigned, thereto authorized, in the City of Worcester, and Commonwealth of Massachusetts, on the 21st day of June, 2002.

                      ALLMERICA SELECT SEPARATE ACCOUNT III
            OF ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

                                         By: /s/ Charles F. Cronin
                                             ---------------------
                                             Charles F. Cronin, Secretary


Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment has been signed below by the following persons in the capacities and on the dates indicated.


SIGNATURES                                             TITLE                                                        DATE
----------                                             -----                                                        ----
/s/ Warren E. Barnes                                   Vice President and Corporate Controller                      June 21, 2002
--------------------------------------------
Warren E. Barnes

Edward J. Parry III*                                   Director, Vice President and Chief Financial Officer
--------------------------------------------

Richard M. Reilly*                                     Director and Senior Vice President
--------------------------------------------

John F. O'Brien*                                       Director and Chairman of the Board
--------------------------------------------

Bruce C. Anderson*                                     Director and Vice President
--------------------------------------------

Mark R. Colborn*                                       Director and Vice President
--------------------------------------------

John P. Kavanaugh*                                     Director, Vice President and Chief Investment Officer
--------------------------------------------

J. Kendall Huber*                                      Director, Vice President and General Counsel
--------------------------------------------

Mark A. Hug*                                           Director, President and Chief Executive Officer
--------------------------------------------

Robert P. Restrepo, Jr.*                               Director
--------------------------------------------

Gregory D. Tranter*                                    Director and Vice President
--------------------------------------------


Sheila B. St. Hilaire, by signing her name hereto, does hereby sign this document on behalf of each of the above-named Directors and Officers of the Registrant pursuant to the Power of Attorney dated December 6, 2001 duly executed by such persons.

/S/ Sheila B. St. Hilaire
--------------------------------------------
Sheila B. St. Hilaire, Attorney-in-Fact

                             FORM S-6 EXHIBIT TABLE


Exhibit 1(8)(a) Amendment dated May 1, 2002 to the Allmerica Investment Trust Participation Agreement

Exhibit 1(8)(c) Amendment dated May 1, 2002 to the Alliance Amended and Restated Participation Agreement

Exhibit 1(8)(h) Amended and Restated Participation Agreement dated May 1, 2002 with MFS Variable Insurance Trust

Exhibit 1(8)(i) Amendment dated May 1, 2002 to the Oppenheimer Participation Agreement

Exhibit 1(9)(b)        Directors' Power of Attorney

Exhibit 3              Opinion of Counsel

Exhibit 6              Actuarial Consent

Exhibit 8              Consent of Independent Accountants